Filed pursuant to Rule 424(b)(4)
Registration No. 333-287556

PROSPECTUS

24,000,000 Shares

Slide Insurance Holdings, Inc.

Common Stock

This is the initial public offering of common stock of Slide Insurance Holdings, Inc. (“Slide”). We are offering 16,666,667 shares of our common stock. The selling stockholders identified in this prospectus, including certain of our directors and officers, are offering an additional 7,333,333 shares of our common stock. Slide will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $17.00 per share.

Our common stock has been approved for listing on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SLDE.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$17.00	$408,000,000
Underwriting discounts and commissions	$1.19	$28,560,000
Proceeds to Slide before expenses(1)	$15.81	$263,500,005
Proceeds to the selling stockholders before expenses	$15.81	$115,939,995

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

The selling stockholders have granted the underwriters the right to purchase an additional 3,600,000 shares of common stock to cover over-allotments.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us and our stockholders. See “Underwriting—Directed Share Program.”

The underwriters expect to deliver the shares to purchasers on or about June 20, 2025 through the book-entry facilities of The Depository Trust Company.

Barclays		Morgan Stanley

Citizens Capital Markets	Keefe, Bruyette & Woods	Piper Sandler
A Stifel Company

Prospectus dated June 17, 2025

We, the selling stockholders and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of the common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Persons who come into possession of this prospectus and any other free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Basis of Presentation and Other Information

In this prospectus, “Slide,” the “Company,” “we,” “us” and “our” refer to Slide Insurance Holdings, Inc. and its consolidated subsidiaries.

No action is being taken by us, the selling stockholders or the underwriters in any jurisdiction outside the United States to permit a public offering of shares of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus applicable to that jurisdiction.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements or the figures included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

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Market and Industry Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Such data and assumptions, including those relating to a specified market’s projected growth or future performance, are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from such data and estimates. See “Special Note Regarding Forward-Looking Statements.”

Non-GAAP Financial Measures

We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of the measurements are not required by, or presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) under SEC rules and regulations. We refer to these measures as “non-GAAP financial measures.” For example, in this prospectus, we present combined ratio, excluding catastrophic losses & prior year claims development, tangible shareholders’ equity and return on tangible equity, which are non-GAAP financial measures as defined in Item 10(e) of SEC Regulation S-K. We believe that non-GAAP financial measures, which may be defined and calculated differently by other companies, help explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP. Reconciliations of our non-GAAP financial measures to the most comparable GAAP figures are included in this prospectus. For further discussion, see “Prospectus Summary—Summary Consolidated Financial and Other Data.”

Trademarks and Service Marks

This prospectus contains references to a number of trademarks and service marks which are our registered trademarks or service marks, or trademarks or service marks for which we have pending applications or common law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we or other owner thereof will not assert, to the fullest extent under applicable law, our or such owner’s rights to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

Stock Split

After the effectiveness of the registration statement of which this prospectus forms a part and along with the automatic conversion of all shares of Series A preferred stock held by certain key holders immediately prior to the completion of this offering into an equal number of shares of common stock, which will occur upon the closing of this offering, we will effectuate an approximately 5.5-for-1 forward stock split, or the Stock Split, of our common stock. No fractional shares of common stock shall be issued upon the Stock Split. If the Stock Split would result in any fractional share (after aggregating all fractional shares a holder would

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otherwise be entitled to receive in connection with the Stock Split), such fractional share will be rounded to the nearest whole share. The audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes to those statements, included elsewhere in this prospectus, have not been adjusted for the Stock Split. Unless otherwise indicated, all other share and per share data in this prospectus have been retroactively adjusted, where applicable, to reflect the Stock Split as if it had occurred at the beginning of the earliest period presented.

Until July 12, 2025 all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

Who We Are

Launched in 2021, we are a technology enabled, fast-growing, coastal specialty insurer. We focus on profitable underwriting of single family and condominium policies in the property and casualty (“P&C”) industry in coastal states along the Atlantic seaboard through our insurance subsidiary, Slide Insurance Company (“SIC”). We utilize our differentiated technology and data-driven approach to focus on market opportunities that are underserved by other insurance companies. We acquire policies both from inorganic block acquisitions and subsequent renewals, as well as new business sales through a combination of independent agents and our direct-to-consumer (“DTC”) channel, through which we sell our insurance products directly to end consumers, without the use of retailers, brokers, agents or other intermediaries. We do not depend on any one key product or product line within the coastal specialty homeowners insurance market. We control all aspects of our value chain, including technology, underwriting, actuarial, distribution, claims and risk management which allows us to maximize profitability while maintaining disciplined underwriting standards.

Our goal is to deliver long-term value for stockholders by focusing on underserved, coastal specialty markets where market capacity is limited and demand for insurance products is high. Coastal specialty market demand for insurance products has increased over the last few years as the larger, national insurance carriers have reduced their underwriting capacity in such markets which has created a unique market opportunity for us to capitalize on the imbalance of supply and demand. A prime example of this market shift is Florida, where large national carriers have reduced their market share of premium from 62% in 1999 to 28% in 2022, creating an opportunity for accretive expansion. We have built a highly entrepreneurial company that we believe can identify and execute on such opportunities faster and more profitably than our competitors.

We believe we have a significant technological advantage that allows us to assess, manage and price risk for individual and bulk policy acquisitions. Our technology is built to estimate future costs of policies and compare it back to our base rates to better understand profitability in real time on an individual risk basis and to assess large and/or bulk transactions. This technology permits us to only select policies that we believe to be profitable based on future reinsurance and all other perils (“AOP”) costs. Our underwriting technology has been an important component of our success and is backed by our proprietary $6 trillion total insured value (“TIV”) underwriting and claims dataset, which provides us with real-time intelligence to drive superior decision making. We believe that traditional markets inefficiently and inaccurately underwrite coastal specialty risks without properly understanding prospective loss ratios and reinsurance costs. We believe other insurance companies do not have the same ability to assess these metrics in real time and their technology limits their ability to consistently select profitable policies. We believe our underwriting technology allows us to more accurately assess the future cost of each policy, which enables us to focus on profitable growth opportunities often overlooked or mispriced by our competitors. We believe our proprietary technology combined with our highly experienced and entrepreneurial leadership team allow us to make better underwriting decisions that generate higher margins for our business.

We market and write insurance policies through two channels: our independent agents and DTC. As we continue to scale our operations, we anticipate that our DTC distribution will grow as well through our focus on accretive market opportunities.

We have significantly grown our business and scaled it profitably in our targeted coastal specialty markets by leveraging our seasoned management team, technology and strong balance sheet. We have grown our shareholders’ equity from $102 million at the end of 2021 to $433 million at the end of 2024, a compound annual growth rate (“CAGR”) of 62%. In this same time period, we have grown from $0 of in force premium to $1,334 million at the end of 2024, while running an average consolidated combined ratio of 80.3%. Our return on equity and combined ratio were 46.9% and 79.0% for 2023, and 60.0% and 72.3% for 2024, respectively.

For the three months ended March 31, 2024 and March 31, 2025, we had gross premiums written of $245 million and $278 million, policy fees of $1 million and $2 million, consolidated combined ratio of 66.7% and 58.9% and net income of $55 million and $93 million, respectively. As of March 31, 2025, we had total assets of $1.9 billion, shareholders’ equity of approximately $532 million and tangible shareholders’ equity of approximately $524 million. For the three months ended March 31, 2025, we had a return on equity of 19.2% and a return on tangible equity of 19.5%.

For the years ended December 31, 2023 and December 31, 2024, we had gross premiums written of $875 million and $1,334 million, policy fees of $3 million and $7 million, consolidated combined ratio of 79.0% and 72.3% and net income of $87 million and $201 million respectively. As of December 31, 2024, we had total assets of $1.9 billion, shareholders’ equity of approximately $433 million and tangible shareholders’ equity of approximately $423 million. For the year ended December 31, 2024, we had a return on equity of 60.0% and a return on tangible equity of 62.6%. See “Summary Consolidated Financial and Other Data” for an explanation of how we calculate return on tangible equity, and a reconciliation to return on equity, the most comparable financial metric prepared in accordance with GAAP.

Our Products

We write several homeowners’, condominium owners’, and commercial residential products in coastal specialty markets in Florida and South Carolina. As of December 31, 2024, 99.5% of our policies are concentrated in Florida, while 0.5% of our policies are concentrated in South Carolina. Additionally, 74.4% of our policies are concentrated on the coasts of Florida and South Carolina, determined by the number of policies located in counties that border the Atlantic Ocean. We target coastal zones with high population density and low underwriting capacity that are often ignored or mispriced by our competitors. Our experienced management team and proprietary technology allows us to profitably underwrite these markets in scale. Within our target markets, we focus on policies with a higher level of premiums when compared to other insurers that write business in similar coastal specialty markets. This ensures that we maintain our profitability and remain disciplined as we continue to grow our business.

Our Competitive Strengths

We believe that our competitive strengths include:

Expertise in coastal specialty markets

We believe coastal markets are more challenging to underwrite because of the complex underlying risk exposure, reinsurance costs and building codes, thereby, leading many carriers to often misprice or avoid coastal risks altogether. Consequently, coastal specialty markets commonly have low underwriting capacity despite high population density. We believe the combination of these characteristics creates a highly scalable, niche market where premium per policy and underwriting margins are attractive as long as the risk is appropriately priced. Our proprietary dataset, underwriting technology and experienced management team help us to better underwrite coastal specialty properties.

Superior underwriting technology

We believe that traditional insurers use an ineffective, retrospective approach to underwriting that often results in poor underwriting performance. These insurers typically do not have a good understanding of prospective reinsurance costs, which are typically the highest expense component of coastal specialty policies. Our proprietary underwriting technology allows us to more accurately determine prospective reinsurance costs to ensure that our pricing model is appropriately pricing risk at profitable levels. Our technology has been developed using our proprietary $6 trillion TIV dataset and actual claims experience and is a key component of our underwriting model for large scale transactions. Our actual claims experience has outperformed our underwriting models, demonstrating the effectiveness of the underwriting platform. Our technology is fully embedded in our underwriting process and has the ability to analyze large datasets quickly and accurately, including the review of our current portfolio, policies acquired from Citizens Property Insurance Corporation (“Citizens”) and privately assumed portfolios. Since our technology is embedded in our underwriting process, it allows us to dynamically price risk in real time. Our user-friendly interface allows agents to quickly determine policy terms and can bind policies within minutes.

Entrepreneurial management team with a track record of success

We are led by a highly experienced and entrepreneurial executive management team, including our founder and CEO, Bruce Lucas, who has over 15 years of experience in the financial services industry including twelve years of leadership experience as a CEO in coastal specialty markets within Florida and the northeastern states along the Atlantic coast, California and Hawaii. Mr. Lucas previously founded and led Heritage Insurance Holdings (NYSE: HRTG) as its Chairman and CEO from 2012 to 2020. Under his leadership, Heritage saw a 21% CAGR in its book value per share and a 49% CAGR in gross premiums written while also averaging an 86% combined ratio across each full year of operation. Over the past twelve years at the helm of Heritage and Slide, Mr. Lucas has generated positive net earnings every full year of operation and has averaged an 85% combined ratio over the course of his insurance career. Additionally, our senior management team has an average of 25 years of experience in the insurance industry and have deep insurance expertise and longstanding relationships with reinsurers, capital providers, state regulators and distribution partners, which have been critical in driving our success to date. We place great emphasis on developing a winning and entrepreneurial culture, empowering employees to make decisions that meet our high standards of excellence and financial targets, which allows us to attract, retain and develop top talent.

Fully integrated claims management

We believe that properly managing claims is an important component of our success. With the exception of hurricane claims, we manage all aspects of the claims process in-house including field inspections, desk adjusting and legal. Since 2022, hurricane claims comprise approximately 54% of all claims filed. We promptly and thoroughly investigate all claims, and leverage both our systems and underwriters to gather the relevant facts. When we believe claims are without merit, we vigorously contest payment. When we believe claims are valid, we aim to expedite payments quickly to provide a superior experience to our customers. We believe that managing claims cycle times is an often overlooked metric that reduces loss ratios if claims are administered and closed quickly. We believe we have a track record of superior claims handling compared to our competitors including claims from catastrophic events.

Robust and conservative reinsurance framework built on strong relationships with highly rated counterparties

We manage our exposure to catastrophic events through strong underwriting discipline and the purchase of reinsurance. Our relationships with highly rated reinsurers have been developed as a result of our management team’s industry experience and reputation for selective underwriting and generating strong underwriting profits. We seek a diversified portfolio of reinsurance with the use of traditional reinsurance capacity, utilization of the Florida Hurricane Catastrophe Fund (“FHCF”), and the use of multi-year catastrophe bonds. While reinsurance does not relieve us from our obligations, we strategically purchase reinsurance from third parties to protect our capital base from severity events related to severe convective storms and hurricanes. At peak hurricane season, estimated as of September 30, 2024, we purchased catastrophe excess of loss reinsurance to the 194-year return period, well in excess of the 130-year return period primarily used in Florida and required by our rating agency and regulators. As of June 1, 2024, 100% of our private reinsurance counterparties were either fully collateralized or reinsurers rated “A-” (Excellent) by A.M. Best, or better. All reinsurance we purchase is on an excess of loss basis and covers all perils, except for FHCF and our multi-year catastrophe bond program, which is limited to covering named storms. We treat our reinsurers as long-term partners. As such, we target underwriting profitability on a gross basis, before utilization of reinsurance, to ensure consistent support from our reinsurance partners and to protect ourselves from changes in the reinsurance market. Based upon catastrophe modeling, at the peak of the 2024 hurricane season, we estimate it would take an event beyond our 1-in-194-year probable maximum loss (“PML”) to exhaust our catastrophe coverage. We currently seek to retain no more than 25% of our annual pre-tax earnings from a first-event catastrophic loss that is below the top of our reinsurance program. We believe that our reinsurance program provides more robust coverage for catastrophic events compared to our competitors.

Our sophisticated modeling and large insurance dataset allows us to consider prospective reinsurance costs in our underwriting decisions, ensuring that we target profitable policies aligned with our reinsurance program. We include assumptions on individual policies and the prospective impact of each additional risk on our PML and expected reinsurance costs, which combined with multi-year reinsurance capacity limits uncertainty and unexpected increases in future reinsurance costs. We also have a robust per risk and facultative reinsurance program that protects against shock losses above $700,000. This enhanced protection allows us to write higher value homes with higher premiums and profit margins.

Fully integrated and disciplined underwriting approach focused on delivering strong and consistent returns

We are focused on delivering strong and consistent underwriting results, with a proven track record of profitability. We believe our proprietary AI-driven data analytics and underwriting process allows us to better select insurance policies, including those we assume from Citizens and other private insurers, leading to strong risk-adjusted returns. We focus on profitability of each individual policy and focus on writing profitable business in our markets. In addition, we have a full stack, vertically integrated platform with key functions managed in-house including underwriting, actuarial analysis, risk management, claims, product development and litigation. This allows us to manage risk, limit losses and provide consistent and quality customer service to our policyholders. Our integrated claims services model allows us to quickly assess claims and limit additional damage by remediating any potential issues, further allowing us to control loss costs following an event. As a result of our integrated and technology-enabled approach, for the years ended December 31, 2023 and 2024, we generated a consolidated net-attritional loss ratio, which we define as direct and assumed loss and loss adjustment expense, excluding catastrophe losses, less any reinsurance recoveries, divided by net premiums earned, of 34.1% and 26.2%, respectively.

Strong balance sheet with limited legacy reserve exposures

We believe that our strong balance sheet is a key advantage within coastal specialty markets. It has allowed us to rapidly grow, participate in the Citizens depopulation program and acquire renewal rights agreements from other carriers. Because we launched our operations in 2021, we have limited exposure to the legacy Florida legislative environment. We have no exposure to policies written prior to March 1, 2022, which experienced significant loss cost inflation and adverse development in the Florida market. We have significant balance sheet flexibility with relatively low financial leverage of 7% as of March 31, 2025. We have an ‘A’ “Exceptional” Financial Stability Rating from Demotech.

Our Strategy

We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive risk-adjusted returns. Our approach involves:

Maintaining an opportunistic, contrarian underwriting approach

We believe we are well-positioned to take advantage of the ongoing changes in regulatory regime as well as competitive landscape across the coastal specialty markets. Our deep understanding of such markets combined with extensive industry relationships allow us to successfully focus on opportunities often overlooked by our competitors. Our ability to understand and price the underlying risks in such markets more thoroughly and faster than our competitors is a key driver of our success to date.

Delivering attractive returns on capital to our stockholders

We aim to deliver attractive growth, underwriting results, profitability and returns to our stockholders through our underwriting expertise, proprietary underwriting technology, deep knowledge of coastal markets, disciplined risk management and prudent approach to capital management. Our strategy is to concentrate on coastal specialty risks with attractive pricing levels that will enable us to generate strong profits across market cycles. We underwrite all of our own risks and do not delegate underwriting decisions to third parties. As the demand for insurance capacity in our markets continue to grow, we expect to continue to capitalize on our core strengths and profitably expand our market share.

Pursuing large scale, strategic policy acquisitions

Coastal specialty markets present advantageous opportunities for us to continue scaling our business as the underwriting capacity in these markets has significantly declined in the past five years. Citizens is the largest homeowners insurer in the state of Florida as measured by premium in-force and acts as the state-owned insurer of last resort. It is incentivized by the state of Florida to transfer policies from its books to the private market in order to reduce systemic risk to the insurance market. As of December 31, 2024, Citizens had 936,182 policies in force. We participated in seven Citizens take-out opportunities in 2024, assuming an aggregate of 135,530 policies that fit our underwriting and profitability criteria. While the total number of Citizens policies in force as of December 31, 2024 was fewer than the 1,228,718 policies in force as of December 31, 2023 (and an all time high of nearly 1.5 million policies in force in 2011), we believe these fluctuations are a function of Florida’s historically volatile property insurance market cycles and Citizens’ role as the insurer of last resort, and not indicative of a long-term trend. We believe that the assumption of Citizens Insurance policies will provide continuous growth opportunities for years to come. In addition, we have also successfully executed transactions with private insurers that are looking to exit or reduce their exposure. For example, we executed transactions with Truck Insurance Exchange, United Property & Casualty Insurance Company and St. Johns Insurance Company.

Our scaled platform combined with our ability to use technology to bulk underwrite complex transactions provide us with an advantage over our competitors in underwriting such policies. This has allowed us to grow quickly and profitably, with no exposure to legacy claims or liabilities and should continue to be a meaningful contributor of our ongoing growth.

Continuing to invest in proprietary technology that deepens our competitive advantage

Our AI-powered insurance model leverages our proprietary large dataset and predictive underwriting analytics to manage risk, optimize operations and improve profit margins. Our custom-built technology is at the core of our growth and underwriting strategy and enhances our ability to find profitable policies in our markets. We include prospective reinsurance costs and loss ratios in our underwriting decisions to limit unexpected changes in rates and maintain profitability for each policy we write. We can analyze large datasets efficiently and quickly assess potential acquisition opportunities, making us a leading counterparty for potential organic sales, takeouts and renewal transactions. We have demonstrated a unique ability to utilize our data and our advanced technology within niche coastal markets, giving us the ability to quickly respond to market changes, while our core operating platforms allows us to move into new markets efficiently and without the complexity of burdensome systems. We believe our technological advantage positions us for profitable growth and expansion into additional coastal specialty markets where we can establish a strong market position while focusing on growing profitably.

Expanding our presence in both admitted and excess & surplus (E&S) coastal specialty markets

Coastal specialty markets with high population density and few insurance options are the main target for our business. Coastal specialty zones, which we define as counties in the U.S. that border the Atlantic Ocean with significant hurricane risk, are often avoided or mispriced by our competitors. We believe that we have a superior underwriting model that allows us to scale and grow profitability faster than our competition. We will continue to focus on writing personal residential policies within coastal specialty markets while adding complementary product lines where we believe we can effectively and profitably grow. We plan to expand our geographical footprint and enter other coastal specialty markets where we believe the market opportunity is similar to Florida, while also expanding our product offerings and introducing new lines such as commercial residential and E&S products. The commercial residential line of business in insurance refers to insurance products designed to protect businesses that own or operate residential properties. These properties can include apartment complexes, condominiums, multi-family homes, and other types of residential units that are owned by corporations, property managers, or real estate investment companies. Relatedly, we recently acquired Pawtucket Insurance Company (“PIC”), a Rhode Island-domiciled P&C insurance company, from a subsidiary of Heritage Insurance Holdings, Inc. PIC was placed in rehabilitation in May 2023, is currently inactive and has no policies in force or outstanding claims. The transaction received regulatory approval from the Rhode Island Department of Business Regulation—Insurance Division in early 2025 and closed on February 6, 2025. We intend to re-domicile PIC to South Carolina and rename it Slide Specialty Insurance Company. The re-domiciliation of PIC will require the approval of the South Carolina Department of Insurance, which is not expected to be received prior to the consummation of this offering.

In the E&S insurance market, insurance carriers are licensed on a “non-admitted” basis. The excess and surplus lines market often offers insurance carriers more flexibility in terms, conditions and rates than does the admitted market. We believe this will allow us to leverage our deep underwriting and claims expertise while growing our profitable business and increasingly diversify risks within our portfolio.

Maintaining a conservative investment portfolio

We complement our strong reserve position with a conservative investment portfolio overseen by BlackRock Investment Management, LLC (“BlackRock”). Our portfolio is mainly comprised of cash and cash equivalents and investment-grade fixed maturity securities. Our fixed maturity securities together comprised 99% of our total investment portfolio as of March 31, 2025, had a weighted average effective duration of 3.52 years as of March 31, 2025, and an average fixed income credit rating of AA- (Standard & Poor’s) as of March 31, 2025.

Industry Overview

Coastal specialty markets

According to the U.S. Census Bureau, as of 2017, approximately 14% of the total U.S. population (today, approximately 44 million people) lived within 129 coastline counties along the Atlantic seaboard. While the property catastrophe risk along the seaboard is not as high as Florida, it makes up a significant portion of the remaining U.S. property catastrophe limit. As we enter new coastal territories, we believe we can take advantage of this opportunity to significantly expand the size of our business and explore the expansion of our business into other complementary business lines and organic distribution channels.

As of the end of 2024, Florida was the 3rd largest U.S. state with a population of approximately 23 million. The state has seen strong population growth over the last decade amounting to over 17% since 2013. According to the Weldon Cooper Center for Public Service at the University of Virginia, the state population is projected to further expand by 32% to approximately 29 million by 2040. As a result of this growth, there has been a sharp increase in the number of residential properties in the state. Combined with the recent inflationary trends, this has driven an increase in the TIV of residential properties. This, along with inflationary trends and pullback of insurance capacity, has provided additional tailwinds to the homeowners and commercial residential insurance market in Florida. As a result, the total homeowners’ premiums in Florida have grown from $8.4 billion in 2012 to $14.4 billion in 2022. We believe this trend will continue and accelerate top line growth for the foreseeable future.

Due to its location, Florida is exposed to an increased risk of hurricanes during the Atlantic hurricane season, which usually spans from June 1 through November 30. Over the past 20 years, several significant hurricanes have made landfall in Florida—including Charley, Frances, Ivan and Jeanne (2004); Katrina, Rita and Wilma (2005); Irma (2017); Michael (2018); lan (2022); Helene (2024) and Milton (2024). Consequentially, personal residential insurance and claims servicing are vitally important to Florida residents.

The Florida personal residential insurance market is highly fragmented and dominated by in-state specialists, including Citizens, Florida’s “insurer of last resort.” Citizens was created in 1992 through a combination of the Florida Residential P&C Joint Underwriting Association and Florida Windstorm Underwriting Association in the aftermath of Hurricane Andrew, a category five hurricane that caused significant insured losses. The landfall of Hurricane Andrew led to significant dislocation in the Florida property insurance market, which continued to accelerate following the 2004 and 2005 hurricane seasons.

As a result of this catastrophe risk and the associated losses, large national carriers have reduced their share of the market in Florida from 62% in 1999 to 28% in 2022, creating a meaningful opportunity for the regional carriers. While the regional carriers are willing to increase their risk exposure, most of them are unable to take advantage of the supply / demand imbalance due to their weak capitalization, prior accident year losses and reserve development concerns, and catastrophe retention costs. In addition, besides Slide, no significant new capital has entered the market recently to take advantage of this market dislocation.

When private carriers reduce their exposure in Florida, Citizens steps in to provide personal homeowners and commercial residential insurance to Florida residents. As a result, following the events of 2004 and 2005, Citizens’ policy count grew from roughly 810,000 in 2005 to a peak level of approximately 1.5 million in late 2011. In 2012, Citizens reformed its takeout process to increase private market participation. Citizens reforms combined with a multi-year decline in reinsurance rates and no hurricane losses in Florida increased the demand for Citizens takeouts, allowing its policy count to drop to a low of 427,000 in 2018. Market conditions began to decline following Hurricanes Irma and Michael, resulting in rising reinsurance costs. These increasing costs, combined with a significant increase in Assignment of Benefits (“AOB”) and the perception of litigation abuse by Florida’s trial bar resulted in Citizens’ policy count beginning to rise; by 2023 it had reached 1.4 million policies. For the year ended December 31, 2023, Citizens was the largest homeowner insurance provider in Florida by direct premiums written, with a market share of approximately 25%. For the same period, we ranked 6th in Florida, with a market share of approximately 4% after just two years in operation. Recent legislative changes combined with our position as a leading and well-capitalized carrier within the Florida market positions us well to continue our growth through the acquisition of additional Citizens policies.

Recent Florida legislative developments

In recent years, the Florida homeowners’ and commercial residential landscape experienced unprecedented social inflation resulting from outsized attorney fees and AOB abuse whereby insurers were generally unprotected from frivolous claims and litigation abuses. The two main drivers of the abuse were AOBs, a process that assigns the homeowner’s insurance claim to contractors who can then inflate the claim, and Florida’s unique one-way attorney fee statute that required insurance companies to pay the plaintiff’s attorney fees, which were regularly inflated, if the plaintiff recovered any amount from the insurance company. The combination of these two factors, together with hurricane losses from Irma and Michael, resulted in a dramatic increase in claim frequency, severity, litigation and litigation expenses that negatively impacted the Florida market, caused widespread underwriting losses, significant increases to reinsurance pricing, a decline in underwriting capacity and numerous Florida insurer insolvencies. As a result of the deteriorating market conditions, Florida passed comprehensive reforms to improve the Florida insurance market.

Through a special session held in May 2022, the legislature passed Senate Bill 2D and Senate Bill 4D to specifically address a number of these issues. Key items in this legislation (i) included a new $2 billion reinsurance program which allowed insurers to obtain reimbursement for hurricane losses below the FHCF retention limits, (ii) introduced stricter standards for the award of higher attorney fees in property insurance litigation, (iii) created more stringent requirements for AOB and made it possible for a carrier to recover attorney fees when they had a suit dismissed and (iv) created a statutory exception to the Florida building code, making it possible to repair certain roofs instead of replacing them.

Subsequently, in December 2022, the Florida Legislature passed Senate Bill 2-A which had the effect of (i) eliminating one-way attorney fees for property claims, (ii) prohibiting AOB, (iii) shortening the time to file/reopen claims from two years to one year, (iv) eliminating attorney fee multipliers and (v) making it more difficult to allege bad faith in insurance suits. These historic tort reforms have significantly improved market conditions in Florida. However, these measures remain subject to future challenges from interested parties.

Removing policies from Citizens has been difficult historically because the policyholder could refuse to leave Citizens if their policy was selected for assumption by the private market. The Florida Legislature also revised the Citizens takeout process to make it easier for private insurers to assume policies from Citizens by eliminating the policyholder’s ability to reject a takeout out offer if the renewal premium in the private market is within 20% of Citizens’ renewal premium. This legislative change has simplified the takeout process and makes it much easier for private insurers to assume policies from Citizens. Given that our business today is primarily concentrated in the Florida homeowners’ and commercial residential market, we believe these legislative developments are constructive to the efficiency and competitive dynamics of the market in which we operate.

Recent Developments

We have recently fully placed our 2025-2026 indemnity based, catastrophe excess-of-loss reinsurance program for our insurance subsidiary, SIC, which became effective as of June 1, 2025. Key highlights of the 2025-2026 catastrophe reinsurance program include:

•

The reinsurance program provides coverage of $2.48 billion for a single catastrophic event. The total coverage provided for all occurrences is $3.17 billion, representing an increase of $738 million or 30% over the Company’s 2024-2025 reinsurance program.

•	The total incurred net consolidated catastrophe reinsurance premiums ceded are expected to total $431 million for the treaty year.

•	The program includes multi-year indemnity coverage totaling $460 million sourced through 2024 and 2025 catastrophe bonds issued by Purple Re Ltd.

•	Our net retention is $95 million for the first event and $78 million for the second event. We have dedicated third event coverage for 2025 of $82 million.

•	Florida Hurricane Catastrophe Fund participation of 90.0%, consistent with the 2024-2025 program.

•

The entire program is indemnity based, with no parametric covers. All reinsurers participating in our 2025-2026 catastrophe reinsurance program are rated A- or better by A.M. Best or are fully collateralized.

•	The increased coverage and net retention associated with the catastrophe excess of loss reinsurance program reflects the Company’s growth in written premium, exposure and statutory capital.

The Company currently expects to enter into material definitive agreements with respect to its 2025-2026 reinsurance program in the third quarter of 2025.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	Our limited operating history, which make our business and future prospects difficult to evaluate;

•	Whether our “Slide” brand becomes as widely known as incumbents’ brands or becomes tarnished;

•	Failure to establish accurate reserves, failure to adjust claims accurately, the denial of claims or our failure to accurately and timely pay claims;

•	Our ability to expand within the United States and additional costs and risks we will be subject to as a result;

•	Intense competition in the segments of the insurance industry in which we operate;

•	If reinsurance is unavailable at current levels and prices, and the counterparty risk we are subject to as a result;

•	Examinations we are periodically subject to by our state insurance regulators, which could result in adverse examination findings and necessitate remedial actions;

•

The historically cyclical nature of the insurance business, including the market for homeowners and commercial residential insurance, which may result in us experiencing periods with excess underwriting capacity and unfavorable premium rates;

•	The highly regulated environment we operate in and the variety of complex federal and state laws and regulations we are subject to; and

•	Significantly increased costs we will incur and substantial management time we will devote as a result of operating as a public company.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•

we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 for up to five years or until we no longer qualify as an emerging growth company;

•

we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future, we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenue of $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

Our Organizational Structure

The following diagram depicts our organizational structure immediately following our initial public offering assuming no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby.

Corporate Information

We were founded in March 2021 and incorporated in the State of Delaware on March 2, 2021. Our principal executive offices are located at 4221 W. Boy Scout Blvd., Suite 200, Tampa, Florida 33607 and our telephone number is (813) 748-2030. Our Internet site is www.slideinsurance.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Common stock offered by us	16,666,667 shares

Common stock offered by the selling stockholders	7,333,333 shares

Common stock to be outstanding immediately after this offering	124,934,085 shares

Over-allotment option	The selling stockholders have granted the underwriters the right to purchase an additional 3,600,000 shares of common stock to cover over-allotments.

Nasdaq Global Select Market stock symbol	“SLDE”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $252.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to enable us to underwrite additional policies, to fund the growth of our business and for general corporate purposes.

We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Our board of directors may take into account a variety of factors when determining whether to declare any dividends, including (i) our financial condition, results of operations, liquidity and capital requirements, (ii) general business conditions, (iii) legal, tax and regulatory limitations, (iv) contractual prohibitions and other restrictions, (v) the effect of any dividends on our financial strength or other ratings and (vi) any other factors that our board of directors considers relevant.

As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance subsidiaries to pay dividends to us is subject to limits under insurance laws of the state or jurisdiction in which our insurance subsidiary is domiciled. In addition, the consent orders we entered into with the Florida Office of Insurance Regulation (the “FLOIR”) may directly or indirectly affect our ability to declare and pay or the amount of dividends. See “Dividend Policy.”

Voting rights

Shares of common stock are entitled to one vote per share. For so long as the Substantial Ownership Requirement is met, which is defined in our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders, the Pre-IPO Significant Stockholders will, among other things, be able to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of the board of directors. See “Description of Capital Stock.”

Directed share program	At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us and our stockholders. The sales will be administered by an affiliate of Morgan Stanley & Co. LLC, an underwriter in this offering. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares of common stock. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. See “Underwriting—Directed Share Program.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.

The audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes to those statements included elsewhere in this prospectus have not been adjusted for the Stock Split, which will be effectuated after the effectiveness of the registration statement of which this prospectus forms a part and before the completion of this offering. Unless otherwise indicated, all other share and per share data in this prospectus have been retroactively adjusted, where applicable, to reflect the Stock Split as if it had occurred at the beginning of the earliest period presented.

The number of shares of common stock that will be outstanding after this offering is based on 108,267,418 shares of common stock outstanding as of March 31, 2025, and gives effect to the Stock Split and the automatic conversion of all shares of Series A preferred stock held immediately prior to the closing of this offering into 51,374,125 shares of our common stock, which will occur upon the closing of this offering, but excludes:

•

14,093,750 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2025 at a weighted average exercise price of $0.84 per share (after giving effect to the Stock Split);

•	12,000,000 shares of common stock reserved for future issuance under our 2025 Omnibus Incentive Plan (the “2025 Plan”);

•	87,940 shares of common stock reserved for future issuance under our 2021 Equity Compensation Plan (the “Prior Plan”); and

•	2,120,729 shares of common stock issuable upon the vesting and settlement of restricted stock units under our 2021 Equity Compensation Plan.

Unless we specifically state otherwise, all information in this prospectus:

•	reflects the initial public offering price of $17.00 per share;

•

gives effect to the automatic conversion of all outstanding shares of our Series A preferred stock, $0.01 par value per share (the “Series A preferred stock”) into 51,374,125 shares of our common stock, which will occur upon the closing of this offering;

•	gives effect to, except in the case of the audited consolidated financial statements and unaudited consolidated financial statements and related notes to those statements included elsewhere in this prospectus, the Stock Split, which will occur after the effectiveness of the registration statement of which this prospectus forms a part;

•	assumes no exercise of the option to purchase additional shares of common stock by the underwriters; and

•	gives effect to the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present summary historical consolidated financial and other data of Slide Insurance Holdings, Inc., along with its wholly owned subsidiaries.

The summary historical consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Gross premiums written	$278,249	$244,628	$1,333,864	$874,726
Change in unearned premiums	72,642	(7,267)	(236,564)	(279,641)

Gross premiums earned	$350,891	$237,361	$1,097,300	$595,085
Ceded premiums earned	(84,850)	(49,254)	(304,861)	(153,673)

Net premiums earned	$266,041	$188,107	$792,439	$441,412

Net investment income	$13,807	$9,563	$47,061	$20,932
Policy fees	1,534	950	6,550	3,468
Other income	211	506	764	2,718

Total revenue	$281,593	$199,126	$846,814	$468,530
Expenses:
Losses and loss adjustment expenses incurred, net	$83,761	$79,021	$339,293	$193,266
Policy acquisition and other underwriting expenses	28,572	17,080	85,970	58,564
General and administrative expenses	41,378	27,081	136,323	87,858
Interest expense	934	280	3,754	2,401
Depreciation expense	1,146	318	2,447	424
Amortization expense	1,895	1,987	7,868	8,193
Other operating expense	—	—	1,184	183

Total expense	$157,686	$125,767	$576,839	$350,889

Net income before income tax expense	$123,907	$73,359	$269,975	$117,641
Income tax expense	31,404	18,646	68,850	30,270

Net income	$92,503	$54,713	$201,125	$87,371

	As of March 31,		As of December 31,
	2025	2024	2024	2023
Share and Per Share Data(1)
Total shares outstanding	56,893,292	56,224,168	56,224,168	56,224,168
Weighted average shares outstanding	56,600,290	56,224,168	56,224,168	57,179,210
Basic income earnings per share	$1.63	$0.97	$3.58	$1.53
Diluted income earnings per share	$0.75	$0.45	$1.67	$0.72
Book value per share	$9.36	$7.70	$7.70	$4.23

(1)	The Share and Per Share Data reflects the Stock Split.

As of March 31, 2025
(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$613,675
Total invested assets	462,594
Total reinsurance recoverable on losses	307,405
Intangibles, net	5,798
Goodwill	2,603

Total assets	$1,922,278

Loss and loss adjustment expense reserves	$571,180
Unearned premiums	623,668
Long-term debt, net	37,578

Total liabilities	$1,389,830

Total shareholders’ equity	$532,448

Total liabilities and shareholders’ equity	$1,922,278

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
Underwriting and Other Ratios
Loss ratio(1)	31.5%	42.0%	42.8%	43.8%
Expense ratio(2)	27.4%	24.7%	29.5%	35.2%
Combined ratio(3)	58.9%	66.7%	72.3%	79.0%
Combined ratio, excluding catastrophic losses & prior year claims development(4)	60.8%	56.7%	55.7%	69.3%
Policy acquisition expense ratio(5)	10.7%	9.1%	10.8%	13.3%
Debt to capitalization ratio(6)	6.6%	10.5%	8.3%	12.9%
Return on equity(7)	19.2%	20.7%	60.0%	46.9%
Return on tangible equity(8)	19.5%	22.1%	62.6%	53.2%

(1)	The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net premiums earned.
(2)	The expense ratio is the ratio, expressed as a percentage, of general and administrative expenses, policy acquisition expenses and other underwriting expenses to net premiums earned.
(3)

The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(4)

The combined ratio, excluding catastrophic losses & prior year claims development is a non-GAAP financial measure. We define the combined ratio, excluding catastrophic losses & prior year claims development as the sum of the loss ratio, excluding losses associated with catastrophic losses and prior year claims development, and the expense ratio. We use the combined ratio, excluding catastrophic losses & prior year claims development as an internal performance measure in the management of our operations because trends in our business may be obscured by current year catastrophe losses and prior year claims development. Current year catastrophe losses cause our loss trends to vary significantly between periods as a result of their frequency of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year claims development is caused by unexpected loss development on historical reserves. The combined ratio, excluding catastrophic losses & prior year claims development should not be viewed as a substitute for the combined ratio calculated in accordance with GAAP and other companies may define the combined ratio, excluding catastrophic losses & prior year claims development differently. A reconciliation of the combined ratio, excluding catastrophic losses & prior year claims development to the combined ratio, which is the most comparable financial metric prepared in accordance with GAAP, for the periods presented follows:

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
Combined ratio	58.9%	66.7%	72.3%	79.0%
Effect of catastrophic losses on combined ratio	0.9%	10.8%	(19.5)%	(10.6)%
Effect of prior year claims development on combined ratio	(2.7)%	(0.7)%	2.9%	0.9%
Combined ratio, excluding catastrophic losses & prior year claims development	60.8%	56.7%	55.7%	69.3%

(5)	Policy acquisition expense ratio is the ratio, expressed as a percentage, of policy acquisition expenses and other underwriting expenses to net premiums earned.
(6)	Debt to capitalization is the ratio, expressed as a percentage, of total outstanding debt to total capitalization.
(7)

Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending shareholders’ equity during the period. Return on equity figures for the three months ended March 31, 2025 and 2024 are not annualized.

(8)

Return on tangible equity is a non-GAAP financial measure. We define tangible shareholders’ equity as shareholders’ equity less goodwill and other intangible assets. We define return on tangible equity as net income expressed on an annualized basis as a percentage of average beginning and ending tangible shareholders’ equity during the period. We regularly evaluate acquisition opportunities and have historically made acquisitions that affect shareholders’ equity. We use return on tangible equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Return on tangible equity should not be viewed as a substitute for return on equity calculated in accordance with GAAP and other companies may define return on tangible equity differently. A reconciliation of return on tangible equity to return on equity, which is the most comparable financial metric prepared in accordance with GAAP, for the periods presented follows:

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
	(in thousands, except percentages)
Numerator: Net Income	$92,503	$54,713	$201,125	$87,371
Denominator:
Average shareholders’ equity	482,804	264,297	335,379	186,471
Less: Average goodwill and other intangible assets	(9,348)	(17,170)	(14,229)	(22,250)
Average tangible shareholders’ equity	473,456	247,128	321,150	164,221
Return on tangible equity	19.5%	22.1%	62.6%	53.2%
Return on equity	19.2%	20.7%	60.0%	46.9%

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
Key Performance Indicators and Other Data
Policies in Force	348,029	257,405	343,056	211,504
Average Premium per Policy	$4,073	$4,053	$4,043	$4,116

RISK FACTORS

An investment in our common stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below together with the other information included in this prospectus before purchasing our common stock in this offering. If any of the possibilities described as risks below actually occurs, our business, results of operations and financial condition would likely suffer and the trading price of our common stock could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our common stock. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Slide Insurance Holdings, Inc., its subsidiaries, including Slide Insurance Company (the “Carrier”).

Risks Relating to Our Business

We have a limited operating history, and our business and future prospects are difficult to evaluate.

We began operations in March 2021 and wrote our first policy on March 1, 2022. We expect to make significant investments to further develop and expand our business. In particular, we expect to continue to expend financial and other resources on marketing and advertising as part of our strategy to increase our customer base, which can result in expenses that exceed the related revenue generated in any given year. In addition, we expect to continue to increase our headcount significantly in the coming years. We may generate a net loss in the near term as we continue to make such investments to grow our business. Despite these investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to lower a net loss or maintain profitable operations. Moreover, if our revenue declines, we may not be able to reduce costs in a timely manner because many of our costs are fixed at least in the short term. In addition, if we reduce variable costs to respond to losses, this may limit our ability to sign up new customers and grow our revenues. Accordingly, we may not achieve or maintain profitability, and we may incur significant losses in the future.

In addition, a substantial portion of our historical revenue has been generated from policies assumed from Citizens Property Insurance Corporation (“Citizens”), created by the Florida legislature in 2002 as not-for-profit, tax-exempt, government entity to provide property insurance to eligible Florida property owners unable to find insurance coverage in the private market, as well as our acquisition of policies from several Florida insurance companies and subsequent renewals of these policies. As of December 31, 2024, approximately 56% of our 343,056 policies in force were assumed from Citizens. Our ability to participate in this program is subject to a variety of factors, including continuation of the program. There can be no assurance that Citizens will decide to continue the depopulation program for a significant period of time, or at all. Our ability to grow our premium base may depend upon the availability of future policy assumptions and acquisitions upon acceptable terms. Opportunities to acquire large numbers of policies from Citizens meeting our strict underwriting criteria have diminished over certain historical periods as a result of the volatility of the Florida property insurance market. We cannot provide assurance that such opportunities will increase in the future.

Our success and ability to grow our business depends on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, results of operations and financial condition could be harmed.

We believe that the growth of our business and revenue depends upon our ability to retain our existing customers and add new customers in our current geographic markets and in the markets in which we expand. While we have experienced significant customer growth since we commenced operations, we may not be able to maintain this growth and our customer base could shrink over time.

Our ability to attract new customers and retain existing customers depends on our ability to continue providing positive insurance-buying and claims-filing customer experiences, competitive pricing and adequate insurance coverage. In order to maintain this reputation, we may be required to incur significantly higher marketing expenses, costs related to improving our service, and lower margins in order to attract new customers and retain existing customers. If we fail to remain competitive on customer experience, pricing and insurance coverage options, our ability to grow our business and generate revenue by attracting and retaining customers may be adversely affected.

There are many factors that could negatively affect our ability to grow our customer base, including if:

•	we fail to effectively use search engines, social media platforms, content-based online advertising and other online sources for generating traffic to our website;

•	potential customers in a particular marketplace or generally do not meet our underwriting guidelines;

•	our competitors mimic our digital platform or develop other innovative services, causing current and potential customers to purchase their insurance products instead of our products;

•	we lose customers to new market entrants and/or existing competitors;

•

we do not obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as line, form, underwriting and rating approvals) or such approvals contain conditions that impose restrictions on our operations (such as limitations on growth);

•	our digital platform experiences disruptions;

•	we suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;

•	we fail to expand geographically;

•	we fail to offer new and competitive products;

•	customers have difficulty installing, updating or otherwise accessing our website on mobile devices or web browsers as a result of actions by us or third parties;

•	technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or

•	we are unable to address customer concerns regarding the content, data privacy and security of our digital platform.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers, and could have a material adverse effect on our business, results of operations and financial condition.

The “Slide” brand may not become as widely known as incumbents’ brands or the brand may become tarnished.

Many of our competitors have brands that are well recognized. As a relatively new entrant into the insurance market, we have spent considerable money and other resources to create brand awareness and build our reputation.

We may not be able to build brand awareness, and our efforts at building, maintaining and enhancing our reputation could fail. There are many factors that, whether valid or not, could diminish confidence in our brand, which could adversely affect our reputation, business, results of operations and financial condition, including:

•	complaints or negative publicity about our business practices;

•	our marketing and advertising campaigns;

•	our compliance with applicable laws and regulations;

•	the integrity of the data that we provide to customers or business partners;

•	data privacy and security issues;

•	business practices or adverse financial developments;

•	perceptions of our corporate governance or social responsibility;

•	the conduct of our officers or employees;

•	the actions of a significant customer or other business with which we do business; or

•	other aspects of our business.

As we expand our product offerings and enter new markets, we must continue to establish our reputation in an expanded marketplace, and to the extent we are not successful in this endeavor, our business, results of operations and financial condition could be adversely affected. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so could materially adversely affect our business, results of operations and financial condition. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

The negative impacts of these or other events may be aggravated as consumers and other stakeholders increase their expectations regarding corporate conduct and responsibility. These impacts may be further complicated by the fact that their perceptions are formed through rapid and broad interactions using modern communication and social media tools over which we have no control. Any such event could decrease demand for our products, reduce our ability to recruit and retain employees and lead to greater regulatory scrutiny of our businesses.

A failure to establish accurate reserves, a failure to adjust claims accurately, the denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, results of operations and financial condition.

We must accurately and timely evaluate and pay claims that are made under our policies, including establishing accurate reserves. Many factors affect our ability to pay claims accurately and timely and establish accurate reserves, including the efficacy of our claims processing software, the training and experience of our claims adjusters and third-party claims administrators and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

The speed by which we process and pay claims is a differentiating factor for our business and an increase in the average time to process claims could undermine our reputation and position in the insurance marketplace. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or material litigation, or result in damage to our reputation, any one of which could materially and adversely affect our business, results of operations and financial condition.

If our claims adjusters or third-party claims administrators are unable to effectively process our volume of our customers’ claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect our business, results of operations and financial condition.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our business, results of operations and financial condition.

Our financial condition and results of operations depend on our ability to accurately assess potential losses and loss adjustment expenses under the terms of the policies we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate as it is possible for us to underestimate the cost of claims and claims administration.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends and legislative changes. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Recorded claim reserves, including case reserves and incurred but not reported (“IBNR”) claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, contractual terms and changes in claim reporting and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. We also consider benefits, such as disallowing the use of benefit payment schedules, requiring coverage designed to cover losses that occur in a single policy period to losses that develop continuously over multiple policy periods or requiring the availability of multiple limits. Regulatory requirements and economic conditions are also considered.

Since reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are re-estimated.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and shareholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract new business or to retain existing customers.

Our success depends on our ability to accurately price the risks we underwrite.

Our results of operations and financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses, reinsurance costs and underwriting expenses and to earn a profit. In order to price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to successfully perform these tasks, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	regulatory delays in approving filed rate changes;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques;

•	changes in legal standards, claim resolution practices and restoration costs; and

•	legislatively imposed consumer initiatives.

In addition, we could underprice risks, which would negatively affect our profit margins. We could also overprice risks, which could reduce the number of policies we write and our competitiveness. In either event, our profitability could be materially and adversely affected.

Serving as the Managing General Agency (“MGA”) for the Carrier results in the Carrier being our primary customer. As MGA for the Carrier, we have an interest in the growth of the Carrier as our earnings are largely generated from management fees based on the affiliated assumed and direct premiums earned by the Carrier. If the Carrier’s ability to grow or renew policies were adversely affected, the premium revenue of the Carrier would be adversely affected, which would reduce our management fee revenue.

Our direct, wholly-owned subsidiary, Slide MGA, LLC serves as MGA for the Carrier, performing various business functions, such as underwriting, binding, policy administration, claims and distribution on behalf of the Carrier, and, as such, we earn a management fee, calculated as a percentage of the assumed and direct premiums earned by the Carrier. For further discussion, see “—If the management fee rate paid by the Carrier is reduced or if there is a significant decrease in the amount of affiliated assumed and direct premiums earned by the Carrier, revenues and profitability could be materially adversely affected.” below.

Unfavorable changes in macroeconomic conditions, including declining consumer confidence, inflation, high unemployment and the threat of recession, among others, may lead the Carrier’s customers to modify coverage, not renew policies or even cancel policies, which could adversely affect the premium revenue of the Carrier, and consequently our management fee.

If the management fee rate paid by the Carrier is reduced or if there is a significant decrease in the amount of affiliated assumed and direct premiums earned by the Carrier, revenues and profitability could be materially adversely affected.

Because of our MGA structure, we are dependent upon management fees paid by the Carrier, which, along with agency commissions from the Carrier and third-party carriers, represent one of our primary sources of revenue. Accordingly, any reduction in premiums for policies earned by the Carrier on the management fee rate would have a negative effect on our revenues and net income.

The management fee rate and the claims fee rate may be adjusted as agreed to by the MGA and the Carrier. Any such adjustments to the fee rates are subject to the written approval by the FLOIR.

Our ability to compete in the property and casualty insurance industry and our ability to expand our business is partially dependent on us maintaining our Demotech, Inc. rating, and may be negatively affected by the fact that we do not have a rating from AM Best Company.

The Carrier currently has a Financial Stability Rating (“FSR”) of A, Exceptional from Demotech, Inc. (“Demotech”), a financial analysis firm that provides FSRs and consulting services for property and casualty insurance companies and title underwriters. Demotech provides financial stability ratings to insurance companies of all sizes. When providing a rating, Demotech evaluates total assets, liabilities, revenues and expenses, working capital, administrative expenses, net income, surplus, receivables, amount of business written, industry focus and business model, among others. Below is Demotech’s rating scale:

•	A” (A Double Prime), Unsurpassed: 100% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•	A’ (A Prime), Unsurpassed: 99% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•	A, Exceptional: 97% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•	S, Substantial: 95% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•	M, Moderate: 90% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment; and

•	L, Licensed: These companies have been assessed but have not been given one of the financial strength ratings listed above.

While our Demotech rating has proved satisfactory to date, we cannot assure that this rating will remain at its current level. Furthermore, we do not currently have a rating from AM Best Company, a U.S.-based credit rating agency (“AM Best”). We do not currently intend to seek a rating from AM Best because, in order to receive a satisfactory rating from AM Best, we would be required to forgo certain revenues and efficiency of size. It is possible that some prospective customers may be reluctant to do business with a company that is not rated by AM Best and not having an AM Best rating may prevent us from expanding our business or limit our access to credit from certain financial institutions, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies.

Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model and our future prospects.

We launched our business to sell homeowners and commercial residential insurance in 2021 and have a limited operating history. Due to our limited operating history and rapid growth we have experienced since we began operations, our operating results are difficult to predict and our historical results may not be indicative of, or comparable to, our future results. In addition, we have limited data to validate key aspects of our business model. We cannot provide any assurance that the data that we collect will provide useful measures for evaluating our business model. Our inability to adequately assess our performance and growth could have a material adverse effect on our brand, business, results of operations and financial condition.

We may pursue opportunities to participate in Citizens’ take-out program and directly assume policies issued by Citizens to policyholders who were otherwise unable to obtain private insurance. Take-out opportunities are subject to a number of timing and execution risks, and we may fail to participate in Citizens’ take-out programs on terms that are ultimately profitable to us, or at all.

Citizens acts as Florida’s state-owned insurer of last resort, and is the largest homeowners insurer in Florida as measured by premiums in-force. From time to time, Citizens transfers certain of its existing policies to private companies in order to reduce the State of Florida’s risk exposure. We participated in seven take-out opportunities in 2024, assuming 135,974 policies. The Citizens personal residential policies assumed in 2024 represented 39.6% of our policies in force and 52% of our premiums in force as of December 31, 2024. Although each policy we pursue from Citizens is run through our standard underwriting procedures, the amount of data made available to us by Citizens may be less or different from what is available to us through other channels. The lack of availability of this information may pose a material risk to our underwriting profitability with respect to any take-outs we pursue.

Additionally, there can be no guarantee that Citizens will timely offer sizeable take-out opportunities to the private insurance market that would meet our underwriting and profitability criteria or continue the depopulation program at all. While Citizens does replenish its policies after conducting take-outs, there is no guarantee that such replenishments will meet our underwriting and profitability criteria or provide attractive take-out opportunities for us in the future, and our financial condition may suffer as a result. In addition, there may be a negative perception regarding our depopulations from Citizens or the desirability of the policies we assume, which could adversely affect the price of our Common Stock.

Further, the market for attractive take-out opportunities is highly competitive and is subject to a bidding process. If competing private insurers offer a lower premium than us for the same policy, Citizens is required to allocate that policy to the insurer who offers the lowest premium. In the past, certain of our peers have been able to offer lower premiums than us when pursuing the same take-out opportunities. Other carriers may also choose to re-enter or expand their business in Florida in light of potential attractive take-out opportunities and generally improving market conditions on the back of the legislative reforms in 2022. There is no guarantee that we will be able to renew these assumed policies, and a lack of renewals could have a material adverse effect on our business, results of operations and financial condition.

Our expansion within the United States will subject us to additional costs and risks and our plans may not be successful.

Our success depends in significant part on our ability to expand into additional markets in the United States. As of December 31, 2024, the Carrier is legally permitted to write insurance in two states, Florida and South Carolina, which are home to approximately 10% of the U.S. population. We have targeted expansion to more states, but we cannot guarantee that we will be able to provide coverage in other states in the near term or at all. Moreover, one or more states could revoke our ability to operate, or implement additional regulatory hurdles that could inhibit our ability to obtain or maintain our ability to operate in such states. In addition to requiring additional management attention to operations over a broad geographic area, operating in additional states may place strain on our finance, analytics, compliance, legal, engineering and operations teams. We may incur significant operating expenses and may not be successful in our expansion for a variety of reasons, including:

•	obtaining any required government approvals, licenses or other authorizations;

•

complying with varying laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and local regulatory restrictions;

•	competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness; and

•	differing demand dynamics, which may make our product offerings less successful.

If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected.

Expansion into new markets will require additional investments by us in both regulatory approvals and marketing. These incremental costs may include hiring additional personnel, as well as engaging third-party service providers and other research and development costs. If we fail to grow our geographic footprint or if geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to expand our product offerings, our prospects for future growth may be adversely affected.

Our ability to attract and retain customers and therefore increase our revenue depends in part on our ability to successfully expand our product offerings. We have historically concentrated our efforts exclusively on the homeowners and, beginning in the fourth quarter of 2024, commercial residential insurance markets in order to achieve our long-term goals. Our success in the homeowners and commercial residential insurance market depends on our deep understanding of this industry. To penetrate new vertical markets, we will need to develop a similar understanding of those new markets and products and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, insurance regulation could limit our ability to introduce new product offerings. Additionally, any new insurance products could take months to be approved by regulatory authorities, or may not be approved at all. If we fail to penetrate new vertical markets successfully, our revenue may grow at a slower rate than we anticipate and our business, results of operations and financial condition could be materially and adversely affected. In addition, our decision to expand our insurance product offerings beyond the homeowners and commercial residential insurance market would subject us to additional regulatory requirements specific to such insurance products, which, in turn, could require us to incur additional costs or devote additional resources to compliance.

Intense competition in the segments of the insurance industry in which we operate could negatively affect our ability to attain or increase profitability.

The homeowners and commercial residential insurance market is highly competitive with carriers competing through product coverage, reputation, financial strength, advertising, price, customer service and distribution.

We face significant competition from traditional insurance companies for homeowners and commercial residential insurance products. We currently compete with other homeowners and commercial residential insurance carriers doing business in Florida and South Carolina as admitted carriers and in the future we will compete with homeowners and commercial residential insurance carriers doing business in other states into which we may seek to expand including on a non-admitted basis. Competitors include companies such as Universal Property and Casualty, Progressive and People’s Trust in the State of Florida and companies such as Allstate, Farmers, Progressive, Liberty Mutual, State Farm and Travelers in states we may seek to expand into. Most of these companies are materially larger than us and have significant competitive advantages over us, including increased name recognition, higher financial ratings, greater resources, additional access to capital and more types of available insurance coverage. Our future growth will depend in large part on our ability to grow our homeowners and commercial residential insurance business, a marketplace where traditional insurance companies retain certain significant advantages. In particular, unlike us, many of these competitors offer consumers the ability to purchase renters, homeowners, or commercial residential insurance with multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. Moreover, as we expand into new lines of business beyond homeowners and commercial residential insurance, we expect to face intense competition from insurance companies that are already established in such markets. Additionally, any new insurance products could take months to be approved by regulatory authorities or may not be approved at all.

We currently face competition by technology companies in the markets in which we operate. There are various technology companies that have recently started operating in adjacent insurance categories that may in the future offer homeowners and commercial residential insurance products. Technology companies may in the future begin offering products at better and more competitive pricing than us, which could cause our business, results of operations and financial condition to be materially and adversely affected. In addition, traditional insurance companies may seek to adapt their businesses to sell insurance and process claims using technology similar to ours. Given their size, resources and other competitive advantages, they may be able to erode any market advantage we may currently have.

We may not be able to continue to compete successfully in homeowners and commercial residential insurance markets in the jurisdictions in which we currently operate, or will expand to in the future. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. Further, our ability to compete successfully in the homeowners and commercial residential insurance markets is dependent on our ability to create and maintain relationships with customers, suppliers and other third-party businesses, for example, although no such relationship of the Company is individually material. If this increased competition so limits our ability to transact business, our business, results of operations and financial condition could be materially and adversely affected.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.

Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that, in exchange for a premium payment, the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer. The ceding insurer obtains reinsurance to help manage its exposure to insurance risks incurred pursuant to its issued policy. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance treaty, we remain primarily liable to our policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of the ceding insurer to pay all claims. We are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the contractual limits of liability set forth in a reinsurance treaty. Reinsurers may become financially unsound by the time that they are obligated to pay claims due under the treaty, in which case we may have no practical ability to recover amounts due under the reinsurance treaty. Any coverage disputes with reinsurers under reinsurance treaties could be time-consuming, costly and of uncertain success.

Our reinsurance treaties generally have a fixed term and caps on liability. Each reinsurer’s share in the interest and liabilities related to the reinsurance treaty varies and the reinsurers are severally, but not jointly, liable under the applicable reinsurance treaty. Further, these reinsurance agreements may not cover renewals of policies that the insurance carrier is required by law to renew or write, and we may not be able to lawfully cancel or non-renew insurance policies in a manner that assures ongoing reinsurance protection under our reinsurance treaties.

As of June 1, 2024, we had:

•

approximately $1.14 billion in first-event private catastrophe excess of loss reinsurance, which provides protection for a 1-in-194-year first-event loss as of September 30, 2024; of this approximately $1.14 billion limit, $470 million reinstates one time and 70% of $35 million reinstates two times;

•

FHCF reinsurance, which provides the Carrier coverage for a catastrophe occurrence where losses exceed $379 million. The coverage provided is 90% of losses, up to a $713 million limit, in excess of the $379 million triggering threshold. This reinsurance coverage does not reinstate after a triggering event;

•

“excess per risk” reinsurance coverage provides four layers of excess coverage for homeowners. The first excess layer provides $300,000 limit of loss coverage in excess of the Carrier’s “per risk” retention limit of $700,000 for any loss occurrence excluding a Named Wind occurrence. The second excess layer provides $1,000,000 limit of loss coverage in excess of $1,000,000 “per risk” retention. The third excess layer provides $1,000,000 limit of loss coverage in excess of $2,000,000 “per risk” retention. The fourth excess layer provides $2,000,000 limit of loss coverage in excess of $3,000,000 “per risk” retention. This agreement provides for unlimited reinstatements for the first excess layer, four reinstatements for the second excess layer, two reinstatements for the third excess layer, and one reinstatement for the fourth excess layer during the treaty period. Reinsurance coverage provides three layers of excess coverage for commercial residential. The first excess layer provides $1,000,000 limit of loss coverage in excess of the Carrier’s “per risk” retention limit of $1,000,000 for any loss occurrence excluding a Named Wind occurrence. The second excess layer provides $3,000,000 limit of loss coverage in excess of $2,000,000 “per risk” retention. The third excess layer provides $5,000,000 limit of loss coverage in excess of $5,000,000 “per risk” retention; and

•

“facultative” reinsurance coverage provides coverage above the “excess per risk” agreement of $7 million limit of loss coverage in excess of $5 million “per risk” for any loss occurrence excluding a Named Wind occurrence for homeowners. Reinsurance coverage provides coverage above the “excess per risk” agreement of $50 million limit of loss coverage in excess of $10 million “per risk” for any loss occurrence excluding a Named Wind occurrence for commercial residential.

The reinstatement premiums are fully covered under our prepaid reinsurance coverage or reinstatement premium protection coverage. Our current catastrophe reinsurance agreements (excluding catastrophe bonds) expire on May 31, 2025, and our catastrophe bonds mature between April 24, 2026 and June 7, 2027. Our homeowners and commercial residential “excess per risk” and homeowners “facultative” reinsurance agreements are on a continuous basis, while our commercial residential “facultative” agreement expires November 1, 2025. All of our rated reinsurers have an AM Best rating of A- or better. If any of our rated reinsurers’ AM Best rating falls below A-, we have the contractual right to replace such reinsurer. However, if we were to replace a reinsurer whose AM Best rating declined below A-, we would incur additional costs to replace such reinsurer, which could have a material adverse effect on our business, results of operations and financial condition.

We formed Slide Reinsurance Holdings, LLC, a Florida limited liability company, as a direct subsidiary of Slide on or about March 24, 2022. Slide Reinsurance Holdings, LLC, is a holding company that owns the preferred shares of White Rock Insurance (SAC) Ltd. T104 (collectively with Slide Reinsurance Holdings, LLC, the “Captive Reinsurer”). Separate accounts are legally segregated from other segregated accounts, often referred to as “segregated cells.” The Captive Reinsurer, from time-to-time, enters into a fully collateralized quota share treaty with the Carrier, and/or enter into excess of loss reinsurance contracts with the Carrier. We have funded the collateral for the Captive Reinsurer.

We may change the structure of our reinsurance arrangement in the future which may impact our overall risk profile and financial and capital condition.

We may be unable to negotiate a new reinsurance contract to provide continuous coverage or negotiate reinsurance on the same terms and rates as are currently available, as such availability depends in part on factors outside of our control. New reinsurance treaties may not provide sufficiently protective insurance. Market forces and external factors, such as significant losses from hurricanes or terrorist attacks or an increase in capital requirements, impact the availability and cost of the reinsurance we purchase. Were we unable to maintain our current level of reinsurance, extend our reinsurance treaties or purchase new reinsurance protection in sufficient amounts at acceptable prices, we would have to accept an increase in our exposure, reduce our insurance writings or develop other alternatives.

The unavailability of acceptable reinsurance protection would have an adverse effect on our business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternatively, we could elect to pay higher-than-anticipated rates for reinsurance coverage, which could have a material adverse effect upon our profitability until policy premium rates could be raised, in most cases subject to approval by state regulators, to offset this additional cost. The inability to procure sufficient reinsurance at reasonable rates could result in a ratings downgrade by Demotech, Inc., which would adversely affect our Carrier and its ability to continue as a going concern.

Failure to maintain our risk-based capital at the required levels could adversely affect the ability of the Carrier to maintain regulatory authority to conduct our business.

We must have sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct our business. The National Association of Insurance Commissioners (“NAIC”) has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital, that all states have adopted. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurers, including property-casualty insurers, that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Moreover, as a new entrant to the insurance industry, we may face additional capital requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could adversely affect the ability of the Carrier to maintain regulatory authority to conduct its business. For additional information regarding the capital requirements applicable to us as an insurance holding company, see “—Risks Relating to the Insurance Industry—State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company” below.

Failure to maintain our financial strength ratings could adversely affect the Carrier’s competitive position in the insurance industry and its ability to conduct our business as currently conducted.

Financial strength ratings are an important factor in evaluating and establishing the competitive position of insurance companies. These ratings represent the independent opinion of an insurer’s financial strength, operating performance and ability to meet policyholder obligations. Higher ratings generally indicate greater financial stability and a stronger ability to meet ongoing obligations to policyholders. Rating agencies could downgrade or change the outlook on ratings due to:

•	changes in the financial profile of one of our insurance companies;

•	changes in a rating agency’s determination of the amount of capital required to maintain a particular rating; or

•	increases in the perceived risk of our investment portfolio, a reduced confidence in management or our business strategy, or other considerations that may or may not be under our control.

A downgrade in our financial strength ratings could have a material effect on our sales, competitiveness, customer retention, the marketability of our product offerings, liquidity, access to and cost of borrowing, results of operations and financial condition, and could result in the Carrier being placed into liquidation or supervision by regulators.

If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, results of operations and financial condition will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing is subject to our ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our proprietary technology.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustment expenses, acquisition expenses and other costs. If we do not accurately assess the risks that we underwrite, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our business, results of operations and financial condition. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to non-renew insurance contracts, non-renew customers or raise prices. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues, which could have a material adverse effect on our business, results of operations and financial condition.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must, among other factors:

•	collect and properly and accurately analyze a substantial volume of data from our customers;

•	develop, test and apply appropriate actuarial projections and rating formulas;

•	review and evaluate competitive product offerings and pricing dynamics;

•	closely monitor and timely recognize changes in trends; and

•	project both frequency and severity of our customers’ losses with reasonable accuracy.

There are no assurances that we will have success in implementing our pricing methodology accurately in accordance with our assumptions. Our ability to accurately price our policies is subject to a number of risks and uncertainties, including, but not limited to:

•	insufficient, inaccurate or unreliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

•	incorrect or incomplete analysis of the competitive environment;

•	regulatory constraints on rate increases or coverage limitations;

•	our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated litigation, court decisions and legislative or regulatory actions or changes to the existing regulatory landscape.

To address the potential errors or desired or required changes in our current premium rates, we may be compelled to increase the amount allocated to cover policy claims or increased expenses, or to address other economic factors resulting in an increase in future premium rates or to additionally or alternatively adopt different underwriting standards. Any of these changes may result in a decline in new business and renewals and, as a result, have a material adverse effect on our business, results of operations and financial condition.

Retention of business written by our subsidiary could expose us to potential losses.

We retain risk for our own account on business underwritten by our insurance company subsidiary. The determination to reduce the amount of reinsurance we purchase, or not to purchase reinsurance for a particular risk, customer segment or niche is based on a variety of factors, including market conditions, pricing, availability of reinsurance, our capital levels and loss experience. Retention increases our financial exposure to losses and significant losses could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends on our ability to continue to develop and implement our technology, and to maintain the confidentiality of this technology.

Our business is characterized by rapidly changing technologies and evolving industry standards. Our future success depends in part on our ability to develop and offer new products with improved capabilities and to continue to enhance our existing products, which will require the investment of significant financial resources. We may not be able to successfully identify new opportunities and may not have the necessary financial resources to develop new products and services and technologies in a timely or cost-effective manner. Furthermore, the need to make these expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures ultimately will lead to the timely development of new products and services or technologies.

Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology, or require that we disclose our proprietary technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations and financial condition.

We rely on our digital platform to collect data points that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support and improving business processes, and any legal or regulatory requirements that restrict our ability to collect this data could thus materially and adversely affect our business, results of operations and financial condition.

We use our digital platform to collect data that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support and improving business processes. If federal, state or international regulators were to determine that the type of data we collect, the process we use for collecting this data or how we use it unfairly discriminates against some groups of people, laws and regulations could be interpreted or implemented to prohibit or restrict our collection or use of this data.

State regulators may issue regulations or pass legislation imposing requirements on the collection, use and disclosure of data, external data sources, algorithms and/or predictive models in insurance underwriting or rating, including to address concerns about the potential for unfair discrimination and lack of consumer transparency associated with the use of consumer data. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact our business, including the integrity of our pricing and underwriting processes. A determination by federal or state regulators that the data points we collect and the process we use for collecting this data unfairly discriminates against some groups of people could also subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, results of operations and financial condition, and make it harder for us to be profitable over time. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our artificial intelligence and automation-driven operations, these policies and procedures may prove inadequate to manage our use of this nascent technology, resulting in a greater likelihood of inadvertent legal or compliance failures.

Additionally, existing laws, such as the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (“CPRA,” and collectively, “CCPA”), future laws and evolving attitudes about privacy protection may impair our ability to collect, use and maintain data points of sufficient type or quantity to adequately price and underwrite our insurance policies. For more information regarding the evolution of such data privacy laws and the risks regarding our compliance with such laws, see “—Risks Relating to Our Intellectual Property and Data Privacy—We collect, process, store, share, disclose and use information, including confidential information and personal data. Our actual or perceived failure to protect such data, respect customers’ privacy or comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.”

We undertake advertising campaigns and other efforts to improve brand recognition, generate new business and increase the retention of our current customers. If these campaigns or efforts are unsuccessful or are less effective than those of competitors, our business could be materially adversely affected.

We have developed, continue to develop and regularly undertake innovative approaches to advertising campaigns and other efforts that generate new business, improve brand recognition, build customer trust in our brand and maintain or increase the retention of our customers. We believe the effectiveness of our methodologies is particularly important given our direct-to-consumer distribution model and our customer-focused approach. If our marketing and retention approach became unsuccessful or our brand reputation was compromised, our business, results of operations and financial condition could be materially adversely affected.

We use search engines, social media platforms, content-based online advertising and other online sources to attract consumers to our website, which may be affected by third-party interference beyond our control and, as we grow, our customer acquisition costs may continue to rise.

We depend on search engines, social media platforms, content-based online advertising and other online sources for traffic to our website. With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumers and traffic to our website could decrease, any of which could have a material adverse effect on our business, results of operations and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites.

Our ability to maintain and increase the number of consumers directed to our products from digital platforms is not within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, our business and operating results could suffer.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (“DASHBOARD”) Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as, but not limited to, Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business, results of operations and financial condition could be adversely affected. Similarly, insurance brokerage and distribution regulation may limit our ability to rely on key distribution platforms if the third-party distribution platforms are unable to continue to distribute our insurance products pursuant to insurance law and regulations.

We also attract customers through our relationships with certain business development partners. If our business development partners were to charge higher rates or decide to terminate their relationships with us, our ability to attract customers could be materially impaired. In addition, we have expanded our direct-to-customer acquisition channels, including direct mail and video advertisements. We use our underwriting technology to identify areas of profitable business that are targeted by our direct-to-consumer (“DTC”) operations. Our efforts to acquire customers through direct marketing may subject us to increased regulatory scrutiny by state insurance regulators pursuant to unfair methods of competition or unfair or deceptive acts or practices laws.

We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

To the extent that our present capital (including the funds received through the sale of our common stock) is insufficient to meet future operating requirements (including regulatory capital requirements) or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, the availability of reinsurance, as well as market disruptions and other developments.

Historically, we have funded our operations, marketing expenditures and capital expenditures primarily through equity issuances and debt issuances. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. In addition, certain regulatory bodies may not permit additional equity issuances or other forms of financing that we may wish to pursue. We cannot be certain that additional financing will be available to us on favorable terms, or at all.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, maintain minimum amounts of risk-based capital and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.

We are periodically subject to examinations by our state insurance regulators, which could result in adverse examination findings and necessitate remedial actions.

As our Carrier is a Florida-domiciled insurer, our primary insurance regulator responsible for our supervision and examination is the FLOIR. Periodically, the FLOIR performs examinations of insurance companies under its jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities. These examinations provide the FLOIR a significant opportunity to review and scrutinize our business. If, as a result of an examination, the FLOIR determines that our financial condition, capital resources or other aspects of any of our operations are less than satisfactory, or that we are in violation of applicable laws or regulations, the FLOIR may require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, such as pursuant to an enforcement action. We cannot predict with precision the likelihood, nature or extent of any necessary remedial actions, if any, resulting from such an examination, or the associated costs of such remedial actions or regulatory scrutiny. In addition, insurance regulators of other states in which we are licensed to operate may also conduct periodic financial examinations or other targeted investigations. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive or other corrective action against us resulting from these examinations could have a material adverse effect on our business, results of operations and financial condition.

We rely on the experience and expertise of our Co-Founders, senior management team, highly specialized insurance experts, key technical employees and other highly skilled personnel.

Our success to date has depended heavily upon the service of Bruce Lucas, our co-founder and Chief Executive Officer, and Shannon Lucas, our Chief Risk Officer and Chief Operating Officer (collectively with Mr. Lucas, our “Co-Founders”) our senior management team, highly specialized insurance experts and key technical employees. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. If we are unable to attract the requisite personnel, our business and prospects may be adversely affected. Each of our Co-Founders, executive officers, specialized insurance experts, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of either of our Co-Founders or any other member of our senior management team, specialized insurance experts or key personnel might significantly delay or prevent the achievement of our strategic business objectives and could harm our business. We rely on approximately eleven highly specialized insurance experts, the loss of any one of whom could have a disproportionate impact on our business. Competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Moreover, if and when the stock options or other equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly when the underlying shares have seen a value appreciation.

We face significant competition for personnel. To attract top talent, we have to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competitor actions. If we are unable to hire new employees quickly enough to meet our needs, or otherwise fail to effectively manage our hiring needs or successfully integrate new hires, including our recently hired management team members, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which in turn could have an adverse effect on our business, results of operations and financial condition.

In addition, we must forecast sales and claims volume and other factors in changing business environments (for multiple products and business units and in multiple geographic markets) with reasonable accuracy and adjust our hiring and training programs and employment levels accordingly. Our failure to recognize the need for such adjustments, or our failure or inability to react appropriately on a timely basis, could lead either to over-staffing or under-staffing in one or more business units. In either such event, our financial results, customer relationships, employee morale and brand could be materially adversely affected.

Our success also depends, in large part, on our ability to maintain and improve staffing effectiveness and the culture that we have developed over the years. Our ability to do so may be impaired as a result of litigation against us, other judicial decisions, legislation or regulations or other factors in the employment marketplace, as well as our failure to recognize and respond to changing trends and other circumstances that affect our employees. In such events, the productivity of our workers and the efficiency of our operations could be adversely affected, which could lead to an erosion of our operating performance and margins.

Bruce Lucas and Shannon Lucas are married to each other. The separation or divorce of the couple in the future could adversely affect our business.

Bruce Lucas and Shannon Lucas are each members of the board of directors and Chief Executive Officer and Chief Operating Officer and Chief Risk Officer, respectively, and they are married to each other. They are two of our executive officers and are a vital part of our operations. If they were to become separated or divorced or could otherwise not amicably work with each other, one or both of them may decide to cease his or her employment with Slide or it could negatively impact our working environment. Alternatively, their work performance may not be satisfactory if they become preoccupied with issues relating to their personal situation. In these cases, our business could be materially harmed.

We are in the process of winding down operations in India, which may take time and/or create financial risks.

We are in the process of winding down our Indian subsidiary, SIH Technologies LLP (“Slide India”). Slide India was formed for the purpose of employing an executive based in India who is no longer with the Company. We have employed Indian counsel, who is assisting us with the tasks needed to wind down Slide India in as expeditiously a manner as possible. However, if the winddown process is prolonged, this could result in higher expenses and litigation or regulatory risk for us on behalf of Slide India.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, referred to as error and omission claims (“E&O claims”), we could be found liable, resulting in an adverse effect on our business, results of operations and financial condition. Errors and omissions could include failure, whether negligently or intentionally, to place coverage on behalf of clients, to provide complete and accurate information relating to the risks being insured against or to appropriately apply funds that we hold on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases. E&O claims often involve substantial amounts of money and, accordingly, can involve significant defense costs. While we maintain insurance coverage to protect us against liability from E&O claims, such coverage may be insufficient or inadequate. Additionally, prices for this insurance and the scope and limits of the coverage terms available are dependent on our claims history as well as market conditions that are outside of our control. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages or whether our errors and omissions insurance will cover such claims. In establishing liabilities for E&O claims, we utilize case level reviews by inside and outside counsel and an internal analysis to estimate potential losses. Liability for E&O claims is reviewed and adjusted as new developments warrant. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on our business, results of operations and financial condition or cash flow in a given quarterly or annual period.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We not only seek to engender a trusting relationship between our brand and our customers, but also among our employees. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

•	the increasing size and geographic diversity of our workforce, and our ability to promote a uniform and consistent culture across all our offices and employees;

•	the market perception about our charitable contributions and social and political stances;

•	competitive pressures to move in directions that may divert us from our mission, vision and values;

•	the continued challenges of a rapidly evolving industry; and

•	the increasing need to develop expertise in new areas of business that affect us.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we might have to incur additional costs and find alternative methods to recruit key employees, which in turn could cause our business, results of operations and financial condition to be adversely affected.

Misconduct or fraudulent acts by employees, agents or third parties may expose us to financial loss, disruption of business, regulatory assessments and reputational harm.

Our Company and the insurance industry are inherently susceptible to past and future misconduct or fraudulent activities by employees, representative agents, vendors, customers or other third parties. These activities could include fraud against the Company, its employees and its customers through illegal or prohibited activities, or unauthorized acts or representations, unauthorized use or disclosure of personal or proprietary information.

We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.

If we fail to maintain adequate systems and processes to prevent, monitor and detect fraud, including employee fraud, fraudulent policy acquisitions, vendor fraud or fraudulent claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, business, results of operations and financial condition could be materially adversely affected. While we believe past incidents of fraudulent activity have been minor and isolated, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.

Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers, including Florida.

For the year ended December 31, 2024, nearly all of the gross premiums written for the Carrier originated from customers in Florida. As a result of this concentration, if a significant catastrophe event or series of catastrophe events occur and causes material losses in Florida, our business, results of operations and financial condition could be materially adversely affected. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory environment affecting property and casualty insurance in Florida may expose us to more significant risks.

In addition, the geographic concentration of our policies in counties that border the Atlantic Ocean in Florida and South Carolina may increase the risk that our business is impacted by one or more catastrophes specific to these regions, such as hurricanes, winter storms, windstorms and hailstorms. In the event of such catastrophes, the laws and regulations of Florida and South Carolina, as well as of other states we may enter in the future, may restrict or prevent us from taking actions to reduce our exposure to losses related to such catastrophes. For example, we may be prevented from using non-renewals or cancellations to limit our exposure following a catastrophe, may be required to provide additional advance notice of non-renewals and cancellations, may be subject to rate change delays or limits or may be prevented from exiting a market that has become unprofitable. See also “—Severe weather events and other catastrophes, including the effects of climate change and global pandemics, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition” and “Business—Government Regulation.”

Litigation and legal proceedings filed by or against us could have a material adverse effect on our business, results of operations and financial condition.

Litigation and other proceedings may include, but are not limited to, complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are often the target of class action lawsuits and other types of litigation, some of which involve claims for substantial amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. In addition, because we use sophisticated data collection and analysis technologies, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings, may harm our business and financial condition.

We are subject to risks related to online payment processing, including third-party payment processing-related risks.

We currently rely on a limited number of providers to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if such vendors become unwilling or unable to provide these services to us and we are unable to find suitable replacements on a timely basis. If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. In addition, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”). PCI DSS is a specific set of comprehensive security standards imposed by payment card networks on companies that process credit card information, related to enhancing payment account information security, including, but not limited to, requirements for security management, policies, procedures and standards related to network architecture, software design and certification requirements. PCI DSS compliance is required in order to maintain credit card processing services and to provide our payment facilitation services. Additionally, we are also required to comply with payment card network operating rules, which are set and interpreted by the payment card networks. Payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain services to some consumers, be costly to implement or be difficult to follow. Moreover, compliance with PCI DSS does not guarantee a completely secure environment and, notwithstanding the results of a compliance assessment, there can be no assurance that payment card networks will not request further compliance assessments or set forth additional requirements binding on us to maintain access to credit card processing services. Compliance is an ongoing effort and the requirements evolve as new threats are identified. In the event that we were to lose PCI DSS compliance status (or fail to renew compliance under a future version of the PCI DSS), or if we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy, and it is routinely reviewed by the investment committee of Slide Insurance Company, comprised of Bruce Lucas, Shannon Lucas and Stephen Rohde (the “Investment Committee”). However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates and equity prices. In prior years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

Further in recent years, the U.S. Federal Reserve has raised certain benchmark interest rates in an effort to combat inflation. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from our performance, and the performance of our investment portfolio, to the extent we are exposed to such interest rates and/or volatility. A rising interest rate environment could have an adverse effect on the value of our fixed income investment portfolio by decreasing the fair values of the fixed income securities. Longer-term assets may also be sold and reinvested in shorter-term assets that may have lower yields in anticipation of or in response to rising interest rates. In periods of rising interest rates, such as the current interest rate environment, to the extent we borrow money subject to a floating interest rate, including under our Credit Facility, our operating costs would increase, which could reduce our net income.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

We may invest in marketable equity securities. These securities would be carried on the balance sheet at fair market value and are subject to potential losses and declines in market value.

In addition, our investment portfolio, managed by a third-party investment management firm, BlackRock, may be subject to increasing scrutiny on environmental, social and governance (“ESG”) matters. Anti-ESG initiatives may impose additional costs on us, limit BlackRock’s views or limit the success of our investment strategy.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the FLOIR.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of customers purchasing our insurance products and fluctuations in the timing and amount of our expenses. In addition, the insurance industry, and particularly homeowners and commercial residential insurance, are subject to their own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

We may experience seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects and a failure to achieve our quarterly forecasts or to meet or exceed the expectations of research analysts or investors will cause our stock price to decline.

Our goal is to maximize the long-term value of the business; we do not manage to short-term earnings expectations, which at times may adversely affect short-term results.

We believe that stockholder value will be increased in the long run if we meet or exceed the financial goals and policies that we establish each year. We do not manage our business to maximize short-term stock performance. Due to our focus on the long-term value of the enterprise, we may undertake business strategies and establish related financial goals for a specific year that are designed to enhance our longer-term performance, while understanding that such strategies may not always similarly benefit short-term results. Consequently, these strategies may adversely affect short-term performance.

If actual renewals of our existing contracts do not meet expectations, our premiums written in future years and our future results of operations could be materially adversely affected.

Our insurance policies are written for a one-year term. We make assumptions about the renewal of our prior year’s contracts, including for purposes of determining the amount of reinsurance we purchase. If actual renewals do not meet expectations or if we choose not to write on a renewal basis because of pricing conditions, our premiums written in future years and our future operations would be materially adversely affected, and we may purchase reinsurance beyond what we believe is the most appropriate level.

Damage to our reputation could have a material adverse effect on our business.

Our reputation is one of our key assets. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these or other matters, including our association with clients or business partners who themselves have a damaged reputation, or from actual or alleged conduct by us or our employees or based on the coverage of our policies and their exclusions, could damage our reputation. Any resulting erosion of trust and confidence among existing and potential clients, regulators and other parties important to the success of our business could make it difficult for us to attract new clients and maintain existing ones, which could have a material adverse effect on our business, results of operations and financial condition.

We could be forced to sell investments to meet our liquidity requirements.

We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and loss adjustment expenses reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expenses reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

We have debt outstanding that could adversely affect our financial flexibility and subjects us to restrictions and limitations that could significantly impact our ability to operate our business.

As of December 31, 2024, we had total consolidated debt outstanding of approximately $39.2 million. In the year ended December 31, 2023 and December 31, 2024, we had debt servicing costs of $2 million and $3.3 million, respectively, most of which was attributable to interest. The level of debt we have outstanding during any period could adversely affect our financial flexibility. We also bear risk at the time debt matures. Our ability to make interest and principal payments, to refinance our debt obligations and to fund our planned capital expenditures will depend on our ability to generate cash from operations. Our ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, such as an environment of rising interest rates. The need to service our indebtedness will also reduce our ability to use cash for other purposes, including working capital, dividends to stockholders, acquisitions, capital expenditures, share repurchases and general corporate purposes. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments, any of which could impede the implementation of our business strategy or prevent us from entering into transactions that would otherwise benefit our business. Additionally, we may not be able to affect such actions, if necessary, on favorable terms or at all. We may not be able to refinance any of our indebtedness on favorable terms, or at all.

On June 25, 2024, we entered into an amended and restated credit agreement with Regions Bank, which includes $10.0 million revolving credit facility, a term loan in an aggregate principal amount of $40.0 million and a delayed draw term loan facility up to $125.0 million (together, the “Credit Facility”). The Credit Facility contains covenants that, among other things, restrict our ability to make certain restricted payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change our business or make investments and require us to comply with certain financial covenants. The restrictions in the Credit Facility may prevent us from taking actions that we believe would be in the best interest of our business and our stockholders and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional or more restrictive covenants that could affect our financial and operational flexibility, including our ability to pay dividends. We cannot make any assurances that we will be able to refinance our debt or obtain additional financing on terms acceptable to us, or at all. A failure to comply with the restrictions under the Credit Facility could result in a default under the financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could cause our obligations with respect to our debt to be accelerated and have a material adverse effect on our business, results of operations and financial condition.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our business, results of operations or financial condition.

We utilize a number of strategies to mitigate our risk exposure including:

•	employing proper underwriting procedures;

•	carefully evaluating the terms and conditions of our policies;

•	geographic diversification; and

•	ceding insurance risk to reinsurance companies.

However, there are inherent limitations in all of these tactics. No assurance can be given that an event or series of unanticipated events will not result in loss levels which could have a material adverse effect on our business, results of operations or financial condition.

Our acquisitions may be difficult to integrate, divert management resources, result in unanticipated costs or dilute our stockholders.

Part of our continuing business strategy is to make acquisitions of, or investments in, companies, products or technologies that complement our current products, enhance our market coverage, technical capabilities or production capacity or offer growth opportunities. Acquisitions could pose numerous risks to our operations, including:

•	we may have difficulty integrating the acquired operations, products, technologies or personnel;

•	we may incur substantial unanticipated integration costs;

•	assimilating the acquired businesses may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

•	acquisitions could result in the loss of key employees, particularly those of the acquired operations;

•	we may have difficulty retaining or developing the acquired businesses’ customers;

•	acquisitions could adversely affect our existing business relationships with suppliers and other third parties;

•	we may fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisitions; and

•

we may incur liabilities from the acquired businesses for infringement, misappropriation or other violation of intellectual property rights or other claims, and we may not be successful in seeking indemnification for such liabilities or claims.

In connection with these acquisitions or investments, we could incur debt, amortization expenses related to intangible assets, large and immediate write-offs, assume liabilities or issue stock that would dilute our current stockholders’ percentage of ownership. We may not be able to complete acquisitions or integrate the operations, products, technologies or personnel gained through any such acquisition without a material adverse effect on our business, results of operations and financial condition.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, shareholders’ equity and other relevant financial statement line items.

Our insurance subsidiary is required to comply with statutory accounting principles (“SAP”). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

We rely on independent agents to write voluntary insurance policies for us, and if we are not able to attract and retain independent agents, our revenues would be negatively affected.

We write voluntary insurance policies (i.e., policies not acquired through the Citizens program) through a network of independent agents. Of our network of over 5,300 independent agents, approximately 30% are affiliated with a large agency network with which we have entered into a master agency agreement. As of December 31, 2024, policies written through independent agents constituted approximately 99% of our total in force premiums and represented approximately $1,335 million in annualized premiums. In addition, as of December 31, 2024 approximately 2,200 independent agents in our network produced 90% of this business. We expect to increase the number of voluntary policies we write as our business expands, which will further increase our reliance on our network of independent agents. In fact, in the future, we may rely on independent agents to be the primary source for our property insurance policies. If any of our independent agents cease writing policies for us, or if any of our master agency agreements are terminated, we may suffer a reduction in the amount of products we are able to sell, which would negatively impact our results.

Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents’ business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents to sell our products.

We may be subject to greater than anticipated liabilities for taxes, and any successful action by federal or state authorities to collect additional taxes could adversely harm our business.

Although we believe our tax estimates are reasonable, federal or state taxing authorities may challenge our tax positions upon audit or other proceeding with any governmental entity with respect to any taxes or tax returns. The final determination of any tax audit and any related litigation, proceeding, examination or investigation could be materially different from our historical tax provisions and accruals, and any successful action by federal or state authorities to impose or collect additional taxes, either retroactively, prospectively or both, could harm our business, results of operations and financial condition.

We may be adversely impacted by inflation.

Our operations, like those of other insurers, are susceptible to the effects of both economic and social inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known. Although we consider the potential effects of inflation when setting premium rates, our premiums may not fully offset the effects of inflation and may essentially result in our underpricing the risks we insure and reinsure. Our reserve for losses and loss adjustment expenses includes assumptions about future payments for settlement of claims and claims-handling expenses, such as the value of replacing property and associated labor costs for the property business we write and litigation costs. To the extent inflation causes costs to increase above reserves established for claims, we will be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified, which may have a material adverse effect on our business, results of operations or financial condition. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of our fixed income securities and potentially other investments.

In recent years, we have experienced an increase in loss costs as a result of relatively high inflation in several locations in which we have exposure. We have seen high inflation in many components of our claims payments, across all lines. The underlying drivers of increased claims costs include, but are not limited to consumer prices, retail prices, wages, property rebuild costs and energy prices. In response to the rising costs driven by inflation, we conducted a thorough assessment of loss cost inflation, which we used to update our pricing models and reserving and planning assumptions. This analysis suggests that the positive rate movement we have achieved has matched or exceeded loss cost trends when we account for current rates of inflation and forecasted rates of future inflation. However, there is a risk that our inflation assumptions and forecasts prove to be insufficient, or that the impact of those inflation drivers upon our future claim payments is inconsistent with our assumptions, and this risk could negatively impact our business, results of operations and financial condition.

Risks Relating to Our Intellectual Property and Data Privacy

We are subject to cybersecurity risks, including cyber-attacks, security incidents or real or perceived errors, failures or bugs in our systems or website or our service providers’ systems, which could impair our operations, result in loss of personal customer information, damage our reputation and brand and harm our business, results of operations and financial condition.

Our continued success is dependent on our systems, applications and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website may contain material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to cybersecurity threats as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website shutdowns, or could cause loss of critical data, or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information.

We and our service providers and partners have experienced, and may in the future experience, failures of, or disruptions to, our systems and data, and may be subject to attempted and successful security breaches. The breadth and scope of security breaches has grown over time, and the techniques and sophistication used to conduct such breaches, as well as the sources and targets of the attacks, change frequently. Security breaches are also becoming increasingly difficult to detect, and may come from a variety of sources, including organized criminal groups, “hacktivists,” terrorists, nation states and nation state-supported actors. These threats include, among other things, computer viruses, malicious code, worms, malware, ransomware, attempts to overload our servers with denial-of-service or other attacks, defective software, credential stuffing, social engineering, break-ins, phishing impersonation attacks, human error, fraud, theft, malfeasance or unauthorized parties gaining access to our systems and other similar incidents. For example, unauthorized parties could steal or access names, email addresses, physical addresses, phone numbers and other information regarding our customers which we collect when providing insurance quotes, and credit card or other payment information if a customer agrees to purchase insurance coverage from us. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers’ information. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, often they are not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Given the unpredictability of the timing, nature and scope of security breaches, we cannot guarantee that the technologies we use will adequately secure the data we maintain, including confidential information and personal data, against attacks or such breaches, and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of such information, or other data privacy or security incidents that impact the confidentiality, integrity and/or availability of such information, or our systems and operations. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of information. Despite our efforts to continually refine our procedures, educate our employees and implement security measures to protect against such cybersecurity risks, there can be no assurance that these measures will prevent unauthorized access or detect every type of attempt or attack and our infrastructure may still be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. If we experience compromises to our security that result in technology performance, integrity or availability problems, the complete shutdown of our website or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, customers may lose trust and confidence in us, and customers may decrease the use of our website or stop using our website entirely. Security breaches, cyber-attacks and other similar incidents, including with respect to third-party systems that have access to or process our, our clients’ or our employees’ personal, proprietary and confidential information, could disrupt the security of our internal systems and business applications, impair our ability to provide services to our clients and protect the privacy of their data, compromise confidential business information, result in intellectual property or other confidential information or personal data being lost or stolen, including client, employee or company data, which could harm our competitive position, expose us to litigation and enforcement actions, potential regulatory investigations, fines, penalties, compliance orders and remediation costs, as well as reputational harm, or otherwise adversely affect our business. Additionally, even if we take steps that we believe are adequate to protect us from cyber threats, attempted or successful hackings against our competitors or other companies could create the perception among our customers or potential customers that our digital platform is not safe to use.

Our business is highly dependent upon our ability to perform, in an efficient and uninterrupted manner, necessary business functions. The shut-down or unavailability of our systems or facilities for any reason could significantly impair our ability to perform critical business functions on a timely basis. In addition to our systems and those of our service providers being vulnerable to security incidents, additional damage or interruption to our or our service providers’ systems may arise from telecommunications or network failures or interruptions, system malfunction, epidemics and war. Furthermore, many of our critical business systems interface with and depend on third-party systems; an interruption of service from a third party for any reason could significantly impair our ability to perform critical business functions. If sustained or repeated, and if an alternate system, process or vendor is not immediately available to us, such events could result in a deterioration of our ability to write and process policies, provide customer service, resolve claims in a timely manner, make payments when required or perform other necessary business functions, and could also trigger claims by affected third parties. Any such event could have a material adverse effect on our business, results of operations and financial condition, as well as damage to our brand and customer goodwill.

Any or all of the issues described above, including cyber-attacks, security breaches, disruption by malware, system failure or other damage may have a significant impact on the performance, reliability, security and availability of our systems, software or services that may harm our reputation, and could adversely affect our ability to attract new customers or retain existing customers, impair our ability to operate or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, resulting in a material adverse impact on our business, results of operations and financial condition.

We collect, process, store, share, disclose and use information, including confidential information and personal data. Our actual or perceived failure to protect such data, respect customers’ privacy or comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

We collect, process, store, share, disclose and use information, including confidential information and personal data. We use technology to offer insurance products involving the storage and transmission of such information, including personal data, in relation to our staff, contractors, business partners and current, past or potential customers. Also, we depend on a number of external third parties in relation to the operation of our business, a number of which process personal data on our behalf, provide us with data, such as our lead generation service providers, or partner with us. With each such third party, we attempt to mitigate the associated risks by performing security and data transfer assessments and detailed due diligence, entering into contractual arrangements to ensure that such third parties only process personal data according to agreed-upon instructions, and that they have sufficient and appropriate technical and organizational security measures in place. There is no assurance that these measures and our own data privacy and security-related safeguards will protect data, including personal information from the risks associated with the third-party access, processing, storage and transmission of such information. Any violation of data or security laws by such suppliers could have a material adverse effect on our business and result in fines and penalties including those outlined below.

In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Federal Trade Commission Act, and state equivalents, the Gramm-Leach-Bliley Act (“GLBA”), the Telephone Consumer Protection Act and various state laws relating to privacy and data security, including the CCPA. The U.S. Federal Trade Commission (the “FTC”), many state attorneys general and many courts interpret the various existing federal and state data privacy and consumer protection laws, and enforce various standards for the collection, disclosure, process, use, storage and security of data, including personal data. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs or changes in business practices and policies.

The CCPA increases privacy rights for California residents and imposes obligations on companies that process personal information about such residents, including an obligation to provide certain new disclosures and provide new consumer rights to such residents. As a result, the CCPA imposes corresponding obligations on covered businesses, relating to the access to, deletion of and sharing of personal information collected by covered businesses, including California residents’ right to access and delete personal information about them, opt out of certain sharing and sales of such personal information and receive detailed information about how such personal information is used. The law exempts from certain requirements of the CCPA certain personal information that is collected, processed, sold or disclosed pursuant to the California Financial Information Privacy Act (“CFIPA”), the GLBA or the federal Driver’s Privacy Protection Act (“DPPA”). Also, the definition of “personal information” in the CCPA is broad and may encompass other information that we maintain beyond that excluded under the GLBA, the DPPA or the CFIPA exemption. Further, the CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation.

On November 3, 2020, California enacted the CPRA expanding on existing rights under the CCPA and creating new consumer privacy rights for California residents, including rights to correct personal information. Further, the CPRA imposes additional obligations on businesses to implement data retention and minimization practices, perform cybersecurity audits and risk assessments, and implement reasonable security protections. The CPRA also permits consumers to opt out of the sharing of personal information for use in behavioral advertising, which may impact our ability to market our products and services. The CPRA also establishes the California Privacy Protection Agency, which is the first data privacy regulator in the United States to enforce the CPRA. The CPRA strengthens some of the enforcement authority established under the CCPA and could result in increased enforcement actions and fines. The enactment of the CCPA and other state privacy, data protection and cybersecurity laws, rules and regulations is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. For example, Virginia has adopted a new state data protection act referred to as the Virginia Consumer Data Protection Act (“VCDPA”), which became effective on January 1, 2023, Colorado has adopted a new state data protection act titled the Colorado Privacy Act (“CPA”), which became effective on July 1, 2023, and Connecticut has adopted a new state data protection act titled the Connecticut Data Privacy Act (“CTDPA”), which became effective on July 1, 2023. The VCDPA, the CPA and the CTDPA have some similarities to the CCPA and introduced new data privacy rights for residents of such states and new operational requirements for covered companies, including consent requirements for the collection of sensitive personal information. At least nine additional states (Utah, Iowa, Indiana, Tennessee, Montana, Delaware, Oregon, Texas and Florida) have passed similar laws, with some scheduled to take effect in subsequent years, and other states are considering enacting similar laws. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach (and, in some cases, also to regulators). Some observers have noted that these new laws could mark the beginning of a trend toward more stringent privacy legislation in the United States. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. The effects of these state laws and other similar state or federal laws are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. Further, any such laws may also have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Any failure or perceived failure by us or third parties with which we do business with (e.g., service providers or partners) to comply with laws, regulations or regulatory guidance relating to data privacy or security may also result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our partners and customers to lose trust in us, which could have an adverse effect on our business, results of operations and financial condition.

In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including U.S. state laws, and the risk of litigation and regulatory enforcement actions. In addition, a number of federal and state laws and regulations relating to privacy affect and apply to the insurance industry specifically, including those regulated by the FLOIR.

Additionally, we are subject to the terms of our privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of information, which could include personally identifiable information or other user data, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business, results of operations and financial condition. In addition, new and changed rules and regulations regarding privacy, data protection and cross-border transfers of customer information could cause us to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal data at risk, which may result in increased regulatory scrutiny and have a material adverse effect to our reputation, business, results of operations and financial condition.

Compliance with these privacy and data security requirements is rigorous and time-intensive and may increase our cost of doing business and, despite these efforts, there is a risk that we fail to comply and may become subject to government enforcement actions, fines and penalties, litigation and reputational harm, which could materially and adversely affect our business, results of operations and financial condition. All of these evolving compliance and operational requirements impose significant costs on us, such as costs related to organizational changes and implementing additional protection technologies, which are likely to increase over time. Any failure or perceived failure by us to comply with any applicable federal or state laws, rules, regulations and guidelines relating to data privacy and security could result in damage to our reputation and our relationship with our employees and consumers, as well as proceedings or litigation by governmental agencies or consumers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties, corrective measures or judgments, any of which could result in costly investigations and litigation, civil or criminal penalties (including against officers), operational changes and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition.

We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open-source licenses could result in increased costs or reduced service levels, which would adversely affect our business.

Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

Additionally, the software powering our technology systems incorporates software covered by open-source licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code or be required to grant licenses to our proprietary software for free. To avoid the application of such open-source licenses to our proprietary software, we may be required to re-engineer all or a portion of our technology systems, which could be time-consuming and expensive. Such risk could be difficult or impossible to eliminate and could adversely affect our business, results of operations and financial condition.

We rely on data from our customers and third parties for pricing and underwriting our insurance policies, handling claims and maximizing automation, the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.

We use data, technology and intellectual property licensed from unaffiliated third parties in certain of our products, including, for example, proprietary information that we license from LexisNexis Risk Solutions, Inc. (“LexisNexis”) and Verisk Analytics, Inc. (“Verisk”), and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. Also, should LexisNexis or Verisk refuse to license their proprietary information to us on the same terms that it offers to our competitors, we could be placed at a significant competitive disadvantage.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use other than proprietary information provided by LexisNexis or Verisk, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business, results of operations and financial condition.

If we are unable to apply technology effectively in driving value for our clients through technology-based solutions or gain internal efficiencies and effective internal controls through the application of technology and related tools, our operating results, client relationships, growth and compliance programs could be adversely affected.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat of digital disruption and other technology change. We must also develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, client preferences and internal control standards. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our operating results, client relationships, growth and compliance programs.

In some cases, we depend on key vendors and partners to provide technology and other support for our strategic initiatives. If these third parties fail to perform their obligations or cease to work with us, our ability to execute on our strategic initiatives could be adversely affected.

Our use of artificial intelligence, machine learning, data analytics and other similar tools may adversely impact our business and subject us to additional regulatory and other risks and possible litigation, including claims alleging unfair insuring practices arising from the use of such tools.

We utilize artificial intelligence, machine learning, data analytics and similar tools that collect, aggregate and analyze data, in connection with our business. The introduction of artificial intelligence tools into new or existing products may enhance or create legal, operational, regulatory and technological and related contractual risks, as the technologies underlying such tools and their use cases are subject to a variety of laws, regulations, orders and industry standards, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition, equal protection and equal opportunity laws. Regulation of artificial intelligence and machine learning is complex and rapidly evolving worldwide as legislators, regulators, including the Securities and Exchange Commission (the “SEC”) and the FTC and consumer advocacy groups are increasingly focusing on these powerful emerging technologies. The laws and regulations applicable to our business and artificial intelligence are complex and subject to varying interpretations, with limited regulatory guidance at this time. It is not possible to predict all of the risks related to the use of artificial intelligence, and changes in laws, rules, directives and regulations governing artificial intelligence may adversely affect our ability to develop and use artificial intelligence or subject us to legal liability. Moreover, any changes in laws, regulations, orders and industry standards governing the use of artificial intelligence may be costly or impossible to comply with, and may result in claims, disputes, litigation or costs associated with any compliance failure or redesign of our platform or services to comply with such regulations.

There are significant risks involved in utilizing such tools, such as an increase in intellectual property infringement or misappropriation, data privacy, cybersecurity, operational and technological risks, harmful content, accuracy, bias, toxicity and discrimination, any of which could affect our further development, adoption and use of artificial intelligence, and may cause us to incur additional research and development costs to resolve such issues. No assurance can be provided that the usage of such tools will enhance our business or assist our business in being more efficient, or better at assessing insuring risk or profitability. Artificial intelligence tools may also have errors or inadequacies that are not easily detectable. For example, certain artificial intelligence tools may utilize historical performance, historical market or sector data in their analytics. To the extent that such historical data is not indicative of current or future conditions in the applicable market or sector, or such artificial intelligence fails to filter biases in the underlying data or collection methods, the usage of such tools may lead us to make determinations on behalf of our business that have an adverse effect. If artificial intelligence tools are incorrectly designed, or the data used to train them is incomplete, inadequate or biased in some way, our use of such tools may inadvertently reduce our efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our business goals, do not comply with our policies or interfere with the performance of our services or platform, our business and our reputation. Additionally, our reliance on artificial intelligence and similar tools could pose ethical concerns, which could have negative implications for our organization. Any of the foregoing could adversely affect our ability to utilize artificial intelligence as part of our business, which in turn may adversely affect our operational capacity and ability to attract and maintain consumers.

We may be unable to prevent or address the misappropriation of our data.

From time to time, third parties may misappropriate our data through website scraping, bots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or online apps may misappropriate our data and attempt to imitate our brand or the functionality of our website. If we become aware of such websites or online apps, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites or online apps in a timely manner or at all and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, our available remedies may not be adequate to protect us against the effect of the operation of such websites or online apps. Regardless of whether we can successfully enforce our rights against the operators of these websites or online apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

Failure to maintain, protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.

Our success is dependent in part on protecting our intellectual property rights and technology (such as source code, information, data, processes and other forms of information, know-how and technology). We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish, maintain, protect and enforce our intellectual property. Additionally, the steps that we have already taken to maintain, protect or enforce our intellectual property may not be sufficient or effective.

While we take precautions designed to protect our intellectual property, competitors and other unauthorized third parties may still seek to copy, infringe, misappropriate or otherwise violate or exploit our technology, or use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. We may also be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property. Even if we do detect violations, we may need to engage in litigation to enforce our rights, and we cannot assure you that we will have sufficient resources to do so. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and the measures we take to protect our intellectual property from unauthorized use by others may not be effective, and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products that are substantially similar or superior to ours and that compete with our business. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and, if such defenses are successful, we could lose valuable intellectual property rights. The outcomes of such intellectual property-related proceedings are often unpredictable. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful.

Additionally, while we include in our agreements with business partners provisions that protect against unauthorized use, copying, transfer and disclosure of our technology, some of these provisions may be unenforceable under the laws of certain jurisdictions. Furthermore, while we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners, we cannot assure you that we have entered into confidentiality agreements with each party that may have or has access to our trade secrets and proprietary technology or that we have executed adequate invention assignment agreements with all employees or third parties involved in the development of our intellectual property, including the proprietary technology used in certain parts of our business. We also cannot guarantee that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, regardless of what measures we take to maintain, protect or enforce our intellectual property and proprietary technologies, our competitors may still independently develop technologies that are substantially equivalent or superior to our offerings.

We may in the future file applications to protect certain of our innovations and intellectual property. If we were to seek patent protection, we cannot assure you that any of our patent applications would result in the issuance of a patent. Further, even if issued, we cannot assure you that the scope of the patent would provide any meaningful protection. Similarly, we cannot guarantee that all of our applications for trademark registrations will be successful. In addition, even if we are successful in obtaining intellectual property protection, our intellectual property rights may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty.

We currently hold various domain names relating to our brand, including, among others, slideinsurance.com. Failure to maintain, protect or enforce our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon, misappropriate or otherwise violate or decrease the value of our trademarks and other proprietary rights.

Although we take measures to protect our intellectual property, if we are unable to prevent the infringement, misappropriation or other violation of our intellectual property, the value of our brand, content and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. Any inability or failure to maintain, protect and enforce our intellectual property could adversely impact our business, results of operations and financial condition.

Claims by others that we infringed, misappropriated or otherwise violated their proprietary technology or other intellectual property rights could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. From time to time, third parties may assert claims of intellectual property infringement against us. There can be no assurance that we will be successful in defending against these allegations, or that we will be able to settle any such claims in a manner that is satisfactory to us. Any claims of infringement, misappropriation or other violation of intellectual property rights, even those without merit, could be costly to defend, could distract our management from our business and could require us to cease use of such intellectual property. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

With respect to any intellectual property infringement claim, we may have to seek out a license to continue operations found to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

Risks Relating to the Insurance Industry

The insurance business, including the market for homeowners and commercial residential insurance, is historically cyclical in nature, currently experiencing high demand and low supply, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, volatility in investment results, general economic conditions and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Currently, we believe the market for homeowners and commercial residential insurance is experiencing high demand and low supply, partially as a result of recent regulatory developments in the Florida homeowners and commercial residential insurance market, which has resulted in restricted capital and restricted capacity in the market. See “Prospectus Summary—Recent Florida legislative developments” for more information. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults and an uptick in the frequency of falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

We undertake strategic initiatives to innovate within the competitive, regulatory and legal environments of the insurance industry and our innovations may entail a degree of risk, may not ultimately achieve anticipated business goals, or may be subject to challenge by regulators or private litigants.

Our insurance business operates in highly regulated environments. Our insurance subsidiaries are subject to regulation and supervision by multiple state insurance departments and multiple jurisdictions, each of which has a unique and complex set of laws and regulations. In addition, certain federal laws impose additional requirements on businesses, including insurers, in a wide range of areas, such as the use of credit information, privacy and the reimbursement of certain medical costs incurred by the government. Our ability to implement business plans and remain competitive while complying with these laws and regulations, and to obtain necessary regulatory action in a timely manner, is and will continue to be critical to our success.

Most jurisdictions impose restrictions on, or require prior regulatory approval of, various actions by regulated insurers, which may adversely affect our insurance subsidiaries’ ability to operate, innovate and obtain necessary rate adjustments in a timely manner. Our compliance efforts are further complicated by changes in laws or regulations applicable to insurance companies, or by judicial interpretations of those laws or regulations. Insurance laws and regulations may limit, among other things, our ability to underwrite and price risks accurately, prevent us from obtaining timely rate changes to respond to increased or decreased costs, restrict our ability to discontinue unprofitable businesses or exit unprofitable markets, prevent us from terminating policies under certain circumstances and dictate or limit the types of investments that we may hold. Moreover, inconsistencies between requirements at the state and federal level may further complicate our compliance efforts, potentially resulting in additional costs being imposed on us. In addition, laws in certain jurisdictions mandate that insurance companies pay assessments in a number of circumstances, including assessments to pay claims upon the insolvency of other insurance companies or to cover losses in government-provided insurance programs for high-risk coverages. Compliance with laws and regulations often results in increased costs, which can be substantial. These costs, in turn, may adversely affect our profitability or our ability or desire to grow or operate our business in the applicable jurisdictions.

The actual or alleged failure to comply with this complex variety of laws and regulations by us or other companies in the insurance, financial services or related industries, also could result in actions or investigations by regulators, state attorneys general, federal officials or other law enforcement officials. Such actions and investigations, and any determination that we have not complied with an applicable law or regulation, could potentially lead to significant monetary payments, fines and penalties, adverse publicity and damage to our reputation in the marketplace, and in certain cases, revocation of a subsidiary’s authority to do business in one or more jurisdictions. In addition, we could face individual and class action lawsuits by insureds and other parties for alleged violations of certain of these laws or regulations.

New federal or state legislation or regulations may be adopted in the future that could materially adversely affect our operations or ability to write business profitably in one or more jurisdictions.

We operate in a highly regulated environment and are subject to a variety of complex federal and state laws and regulations.

In the United States, each state regulator retains the authority to license insurers within its state, and an insurer generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell insurance to residents of the states and territories of the United States in which we do not currently possess a license, which is likely to put us at a disadvantage among many of our competitors that have been in business much longer than us and are licensed to sell their insurance products in most, if not all, U.S. jurisdictions.

Our insurance company subsidiary, Slide Insurance Company, is subject to extensive regulation and supervision in Florida, its state of domicle, and in the states in which it transacts business, principally by the individual state insurance departments. Such regulation and supervision are generally designed to protect the interests of policyholders, and not necessarily the interests of insurers or agents, their stockholders or other investors. Numerous aspects of our insurance business are subject to regulation, including, but not limited to, premium rates, mandatory covered risks, limitations on the ability to renew or elect not to renew business, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of customers, investments, capital and surplus requirements, dividend limits, affiliate transactions, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other factors in underwriting, as well as other underwriting and claims practices. To the extent we decide to expand our current product offerings to include other insurance products, such as auto or life insurance, this would subject us to additional regulatory requirements and scrutiny in each state in which we elect to offer such products. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures and discrimination in the business of insurance. Noncompliance with any of such state statute may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. States also regulate various aspects of the contractual relationships between insurers and independent agents.

Such laws, rules and regulations are usually overseen and enforced by the various state insurance departments, as well as through private rights of action and by state attorneys general. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, such as homeowners and commercial residential insurance rates and coverage forms, or which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences.

For example, insurers licensed in Florida, including Slide Insurance Company, are subject to Section 624.4073, Florida Statutes, which prohibits any person who served as an officer or director of an insolvent insurer within the two-year period before insolvency from serving as an officer or director of another insurer (or having direct or indirect control over the selection or appointment of such an officer or director), unless the person demonstrates that his or her personal actions or omissions were not a significant contributing cause to the insolvency. While none of the officers and directors of Slide Insurance Company served as an officer or director of such an insolvent insurer, our President and Chief Financial Officer and two senior employees at our managing general agent subsidiary were previously officers of St. Johns Insurance Company which became insolvent. Recently, the FLOIR has issued letters to many insurance carriers in Florida, including Slide Insurance Company, asking for additional information on compliance with the statute. Although the statutory prohibition does not, on its face, extend to officers or directors of parent holding companies or other non-insurer affiliates of Florida insurers (so long as such officers or directors have defined separation of duties that allow them to perform specific duties at the non-insurer entity that remove any direct or indirect control over the insurer’s selection of officers or directors), the FLOIR could determine that our President and Chief Financial Officer and the senior employees of our managing general agent subsidiary are subject to this statutory prohibition. Under such circumstances, Slide Insurance Company would be afforded an opportunity to clear any aggrieved individual under the statute, and it currently expects that it will avail itself of such opportunity, although the outcome of that process is inherently uncertain. We have responded to all inquiries issued to us by the FLOIR to date; however timing of resolution of this matter remains uncertain as the timing is controlled by the FLOIR and there is no required timing specified in the statute. Any such final determination by the FLOIR may result in damage to our reputation, including negative publicity about our business practices, which could have a material adverse effect on our business, results of operations and financial condition. Further, following any adverse resolution of this matter by the FLOIR, whether or not required by the FLOIR, Slide could terminate our President and Chief Financial Officer, as well as certain other senior employees previously employed by insolvent insurers. The termination of one or more of these employees would result in additional time and expense for us to find qualified individuals to serve in these capacities. Competition for such individuals is intense, and our search for qualified personnel may not be successful.

In addition, the federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act (“FCRA”). Among other things, the FCRA requires insurance companies to have a permissible purpose before obtaining and using a consumer report for underwriting purposes, as well as comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws would subject us to regulatory fines and other sanctions. In addition, given our short operating history to date and rapid speed of growth, we are particularly vulnerable to state insurance regulators identifying errors in the policy forms we use, the rates we charge and our customer communications. As a result of such noncompliance, regulators could impose fines, rebates or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified.

The FLOIR, the insurance regulatory authority for insurance carriers in the State of Florida, conducts examinations on a periodic basis and may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we are licensed to sell insurance as an agent may also conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. For a discussion of the FLOIR insurance regulatory authority, see “—Risks Relating to Our Business—We are periodically subject to examinations by our state insurance regulators, which could result in adverse examination findings and necessitate remedial actions” above.

Our ability to retain state licenses depends on our ability to meet licensing requirements adopted by each state, subject to variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended or be subject to seizure of assets. Any such events could adversely affect our business, results of operations or financial condition.

In addition, as a condition to writing business in certain states, insurers are required to participate in various pools or risk sharing mechanisms or to accept certain classes of risk, regardless of whether such risks meet their underwriting requirements for voluntary business. Some states limit or impose significant restrictions on an insurer’s ability to materially reduce its exposures or to withdraw from certain lines of business. The state insurance departments can impose significant charges on an insurer in connection with a market withdrawal or refuse to approve withdrawal plans on the grounds that they could lead to market disruption. Laws and regulations that limit cancellation and non-renewal of policies or that subject withdrawal plans to prior approval requirements may significantly restrict our ability to exit unprofitable markets. Such actions and related regulatory restrictions may limit our ability to reduce our potential exposure to hurricane-related losses. For further discussion, see “—The Carrier is subject to assessments and other surcharges from state guaranty funds, and mandatory state insurance facilities, which may reduce our profitability” below.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant changes to the insurance holding company act and regulations (the “NAIC Amendments”). The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective. Florida, our main domiciliary state for the Carrier, includes a form of the enterprise risk report requirement pursuant to Section 628.801 of the Florida Insurance Code.

In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”). The ORSA Model Act, when adopted by the various states, will require an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report (“ORSA”). The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by the individual state legislature and insurance regulators in order to be effective. We cannot predict the impact, if any, that the NAIC Amendments, compliance with the ORSA Model Act, or any other regulatory requirements may have on our business, results of operations and financial condition.

There is also risk that insurance holding company systems may become subject to group capital requirements at the holding company level. The NAIC is currently working to develop a group capital calculation framework that regulators may use for informational purposes. As envisioned, the framework is intended to complement the current holding company analytics framework by providing additional information to the lead state regulator for use in assessing group risks and capital adequacy.

The increasing adoption by states and the SEC of cybersecurity regulations could impose additional compliance burdens on us and expose us to additional liability.

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Indiana, Louisiana, Maryland, Michigan, Mississippi, New Hampshire, Ohio, South Carolina and Virginia have adopted versions of the NAIC Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the NAIC Insurance Data Security Model Law in the future. Further, on July 26, 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy and governance. Although we take steps to comply with financial industry cybersecurity regulations and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in regulatory actions and other penalties. In addition, efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, results of operations or financial condition.

Severe weather events and other catastrophes, including the effects of climate change and global pandemics, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our homeowners and commercial residential insurance business is exposed to the risk of severe weather conditions and other catastrophes. Severe weather events include, but are not limited to, winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. Catastrophes can be caused by various events, such as wildfires, tornadoes, tsunamis, hurricanes, tropical storms, earthquakes, windstorms, hailstorms, severe thunderstorms, fires and other non-natural events such as explosions, riots, terrorism or war.

The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate. Resulting reductions in our capital could materially adversely affect our ability to underwrite new insurance policies.

In addition, we may not be able to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes, and we may not purchase enough reinsurance to cover catastrophic events such as hurricanes. While we only work with reinsurers whom we believe have acceptable credit, if our reinsurers are unable to pay for the claims for which they are responsible, we could be exposed to additional liability, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we have accessed multi-year catastrophe reinsurance coverage from the capital markets through the issuance of catastrophe bonds. We may not be successful in accessing such coverage through catastrophe bonds in the future, on acceptable terms or at all.

Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, eruptions of volcanoes and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of homeowners and commercial residential insurance and reinsurance coverages, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

An overall decline in economic activity could have a material adverse effect on our business, results of operations and financial condition.

The demand for property and casualty insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new accounts are sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts property and casualty insurance is most closely correlated with employment levels, corporate revenue and asset values.

Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.

Along with others in the insurance industry, models developed internally and by third-party vendors that employ various modeling techniques, including Stochastic, Bayesian statistics, classification, regression, clustering and other advanced machine learning techniques, are used along with our own historical data in assessing property insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. As with many technological innovations, artificial intelligence and machine learning present risks and challenges that could affect their adoption, and therefore our business. Further, the accuracy of such models may be negatively impacted by changing climate conditions. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about our in-force business. This information is used in connection with pricing and risk management activities. However, since actual catastrophic events vary considerably, there are limitations with respect to its usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models. Additionally, there are significant risks involved in developing and deploying artificial intelligence, such as an increase in intellectual property infringement or misappropriation, data privacy, cybersecurity, operational and technological risks, harmful content, accuracy, bias, toxicity and discrimination, any of which could affect our further development, adoption and use of artificial intelligence, and may cause us to incur additional research and development costs to resolve such issues. It is not possible to predict all of the risks related to the use of artificial intelligence, and changes in laws, rules, directives and regulations governing artificial intelligence may adversely affect our ability to develop and use artificial intelligence or subject us to legal liability. For more information on the risks related to our use of artificial intelligence, see “—Risks Relating to Our Intellectual Property and Data Privacy—Our use of artificial intelligence, machine learning, data analytics and other similar tools may adversely impact our business and subject us to additional regulatory and other risks and possible litigation, including claims alleging unfair insuring practices arising from the use of such tools.”

The Carrier is subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.

The Carrier is subject to risk-based capital standards and other minimum capital and surplus requirements. The risk-based capital standards, based upon the Risk Based Capital Model Act developed by the NAIC and adopted in all states, including the Carrier’s state of domicile, require the Carrier to report results of risk-based capital calculations to its domestic regulator. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with the NAIC’s RBC formula, to its authorized control level risk-based capital. Authorized control level risk-based capital is determined using the NAIC’s risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the Company intends to take that are reasonably expected to result in the elimination of the Company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer’s authorized control level risk-based capital), placing the insurance company into receivership. As of December 31, 2024, the Carrier’s risk-based capital ratio was well in excess of minimum statutory requirements.

In addition, the Carrier is required to maintain certain minimum capital and surplus and generally must keep its net written premiums within specified multiples of its surplus that regulators customarily view as prudent. The Carrier could exceed these ratios if its volume increases faster than anticipated or if its surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by the Carrier to meet the applicable risk based capital or minimum statutory capital requirements or the writings ratio limitations regulators customarily use where we currently or may in the future conduct business could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Any changes in existing risk-based capital requirements, minimum statutory capital requirements or customary writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

The Carrier is subject to assessments and other surcharges from state guaranty funds, and mandatory state insurance facilities, which may reduce our profitability.

The insurance laws of many states subject property and casualty insurers doing business in those states to statutory property and casualty guaranty fund assessments. The purpose of a guaranty fund is to protect customers by requiring that solvent property and casualty insurers pay the insurance claims of insolvent insurers. These guaranty associations, including the Florida Insurance Guaranty Association, generally pay these claims by assessing solvent insurers proportionately based on each insurer’s share of voluntary premiums written in the state. While most guaranty associations provide for recovery of assessments through subsequent rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments, which could be material, particularly following a large catastrophe or in markets which become disrupted.

Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our business, results of operations and financial condition.

Unexpected changes in the interpretation of our coverage or provisions in our policies, including loss limitations and exclusions, could have a material adverse effect on our financial condition and results of operations.

There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a customer may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our customers. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher-than-anticipated loss and loss adjustment expense, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

We face vigorous competition from large, well-capitalized national companies and smaller regional insurers. Other large national and international insurance or financial services companies also may enter these markets in the future. Many of these companies may have greater financial, marketing and management resources than we have.

We write coastal specialty personal lines insurance including homeowners, condominium unit owners, commercial residential, and other products. The coastal specialty insurance market is highly competitive. We face vigorous competition from large, well-capitalized national and international companies, as well as smaller regional insurers. Other large insurance or financial services companies also may enter these markets in the future. Many of these companies have substantial resources, experienced management and strong marketing, underwriting and pricing capabilities. The property and casualty insurance industry is a relatively mature industry, in which brand recognition, marketing skills, operational effectiveness, pricing, scale and cost control are major competitive factors. If our competitors offer similar insurance products at lower prices, offer such insurance products bundled with other products or services that we do not offer, or engage in other successful competitive initiatives, our ability to generate new business or to retain a sufficient number of our existing customers could be compromised.

Property insurance markets historically have been known as cyclical, with periods of relatively strong profitability being followed by increased pricing competition among insurers. This price competition, which is sometimes referred to as a “soft market,” can adversely affect revenue and profitability levels. As insurers recognize this situation (which can occur at different times for different companies), the historical reaction has been for insurers to raise their rates (sometimes referred to as a “hard market”) in an attempt to restore profitability to acceptable levels. As more insurers react in this way, profit levels in the industry may increase to a point where some insurers begin to lower their rates, starting the cycle over again. In the past, this cycle has generally played out over a number of years. We cannot be certain whether and to what extent such cyclicality is currently impacting the property insurance markets, nor can we predict whether it will do so in the future.

The highly competitive nature of the insurance marketplace could result in consolidation within the industry, or in the failure of one or more competitors. The concentration of premium volume in a reduced number of major competitors could significantly increase the level of competition in a manner that is not favorable to us. In addition, in the event of a failure of a major insurer or a state-sponsored catastrophe fund, our company and other insurance companies may be required by law to absorb the losses of the failed insurer or fund, resulting in a potentially significant increase in our costs. We might also be faced with an unexpected surge in new business from a failed insurer’s former policyholders. Such events could materially adversely affect our business, results of operations and financial condition.

Industry trends, such as increased litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards and the escalation of loss severity may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiary.

Loss severity in the property and casualty insurance industry has continued to increase in recent years, principally driven by larger court judgments. In addition, many legal actions and proceedings have been brought on behalf of classes of complainants, which can increase the size of judgments. The propensity of policyholders and third-party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render the loss reserves of our insurance subsidiary inadequate for current and future losses.

Risks Relating to Regulatory and Legal Matters

Our business is subject to risks related to legal proceedings and governmental inquiries.

We are subject to litigation, regulatory investigations and claims arising in the normal course of our business operations. The risks associated with these matters often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time. While we have insurance coverage for some of these potential claims, others may not be covered by insurance, insurers may dispute coverage or any ultimate liabilities may exceed our coverage.

We may be subject to actions and claims relating to the sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales. The outcome of such actions cannot be predicted and such claims or actions could have a material adverse effect on our business, results of operations and financial condition.

We are subject to laws and regulations, as well as regulatory investigations. The insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. There have also been a number of revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on us with respect to our products sold.

We cannot predict the impact that any new laws, rules or regulations may have on our business and financial results. Given the current regulatory environment and local markets in which we operate, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Regulators may raise issues during investigations, examinations or audits that could, if determined adversely, have a material impact on us. The interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact. We could also be materially adversely affected by any new industry-wide regulations or practices that may result from these proceedings.

Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. Regardless of final costs, these matters could have a material adverse effect on us by exposing us to negative publicity, reputational damage, harm to client relationships, or diversion of personnel and management resources.

We are subject to additional regulation imposed by consent orders entered into with the FLOIR in connection with our formation.

In addition to compliance with statutes and regulations, Florida routinely places additional restrictions on new insurers as a condition of receiving their certificate of authority. These restrictions are typically memorialized in a consent order entered into between FLOIR and the insurer applying for a certificate of authority. We were subject to such a consent order in which we agreed to higher or more stringent restrictions than are otherwise required under Florida law. The material restrictions we agreed to included:

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Florida law requires a residential property writer to maintain surplus of the greater of $15.0 million or 10% of its liabilities. Pursuant to the consent order, we agreed to establish a minimum capital and surplus of 300% of our authorized control level risk-based capital.

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Florida law restricts the ratio of premiums written to policyholder surplus to 10 to 1 on a gross basis and 4 to 1 on a net of reinsurance basis. Pursuant to the consent order, we agreed to not exceed the projected premiums in the plan of operation submitted with our original application for licensure without the prior written approval of FLOIR. As part of the FLOIR approval process for the various Citizens assumption transactions in which we have participated, we received approval to exceed these projected premiums.

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Florida law places no restrictions on the parent of an insurer, or other upstream entities, with regard to the payment of dividends. Pursuant to the consent order, we agreed to not make any distributions to stockholders prior to January 7, 2025.

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Florida law allows an insurer to pay certain dividends to stockholders without approval of FLOIR. Pursuant to the consent order, we agreed that, until January 7, 2025, we would pay only those dividends that had been approved in advance and in writing by FLOIR.

In addition, we are subject to several consent orders setting conditions upon FLOIR’s approval of the various Citizens assumption transactions in which we have participated. For example, beginning with our August 2023 assumption transaction, we are required to offer to renew each assumed policy for a minimum of three years provided the policies satisfy our underwriting guidelines. If we violate a consent order, FLOIR may take administrative action as it deems appropriate, including suspending or revoking our insurance license.

Changes in regulation may reduce our profitability and limit our growth.

We are subject to extensive regulation in Florida and South Carolina, the only states in which we currently conduct business. The NAIC and state insurance regulators are constantly reexamining existing laws and regulations, generally focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. From time to time, states consider and/or enact laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. States also consider and/or enact laws that impact the competitive environment and marketplace for property and casualty insurance. Our insurance company subsidiary currently transacts insurance only in Florida and South Carolina, where the recent political environment has led to aggressive regulation of property and casualty insurance companies. We expect this to continue for the foreseeable future.

During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations include (i) the creation of “market assistance plans” under which insurers are induced to provide certain coverages, (ii) restrictions on the ability of insurers to rescind or otherwise cancel certain policies in mid-term or to non-renew policies at their scheduled expirations, (iii) advance notice requirements or limitations imposed for certain policy non-renewals, (iv) limitations upon or decreases in rates permitted to be charged, (v) expansion of governmental involvement in the insurance market and (vi) increased regulation of insurers’ policy administration and claims handling practices.

Currently, the federal government does not directly regulate the insurance business. However, in recent years the state insurance regulatory framework has come under increased federal scrutiny. Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal charter, similar to banks. In addition, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation and federal taxation, can significantly impact the insurance industry and us.

We cannot predict with certainty the effect any enacted, proposed or future state or federal legislation or NAIC initiatives may have on the conduct of our business. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher costs than current requirements, or that creation of a federal insurance regulatory system will not adversely affect our business or disproportionately benefit our competitors. Changes in the regulation of our business may reduce our profitability, limit our growth or otherwise adversely affect our business, results of operations and financial condition.

Applicable insurance laws may make it difficult to effect a change of control of our company.

State insurance holding company laws require prior approval by the state insurance department of any change of control of an insurer that is domiciled in that respective state. “Control” is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a company, whether through the ownership of voting securities, by contract or otherwise. Control is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Because we are domiciled in Florida, we are subject to Florida law, which prohibits any person from acquiring 5% or more of our outstanding voting securities without the prior approval of FLOIR. However, a party acquiring more than 5% but less than 10% of our voting securities that does not otherwise exercise control may make such acquisition without prior approval by filing a disclaimer of affiliation and control with FLOIR. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Recent and future changes to tax laws or applicable tax rates in the jurisdictions where we operate could materially and adversely affect our company.

The taxation of our business is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in various jurisdictions. Existing, new or future changes in tax laws, regulations and treaties, or the interpretation thereof, could have an adverse effect on our tax liabilities, business, results of operations and financial condition. We are unable to predict changes in tax laws or applicable tax rates enacted in the future in jurisdictions where we have operations or what effect such changes would have on our business, but such changes could affect our future financial position and overall tax rates in the future or increase the complexity, burden and cost of tax compliance.

Applicable tax rates may be subject to significant change in the jurisdictions or future jurisdictions in which we operate. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for them. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	the failure of research analysts to cover our common stock;

•	general economic, industry and market conditions;

•	strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	material litigation or government investigations;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in key personnel;

•	sales of common stock by us, our principal stockholders or members of our management team;

•	termination of lock-up agreements with our management team and principal stockholders;

•	the granting or exercise of employee stock options;

•	volume of trading in our common stock; and

•	impact of the facts described elsewhere in these “Risk Factors.”

In addition, in recent years, the stock market has regularly experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us and these fluctuations could materially reduce our share price.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution if we issue restricted stock to our employees under our equity incentive plan.

Our Pre-IPO Significant Stockholders may exert significant influence over us, their interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

Bruce Lucas, Shannon Lucas and Robert Gries (the “Pre-IPO Significant Stockholders”) will control approximately 47.5% of the combined voting power of our common stock (or 47.5% if the underwriters exercise their option to purchase additional shares of common stock in full) after the completion of this offering and the application of the net proceeds from this offering. Further, at the closing of this offering, we will enter into a stockholders agreement (the “Stockholders Agreement”) with the Pre-IPO Significant Stockholders. Under the Stockholders Agreement, the Pre-IPO Significant Stockholders may approve or disapprove substantially all transactions and other matters requiring approval by our stockholders, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, the issuance or redemption of certain additional equity interests in an amount exceeding $50 million, any change in the size of the board of directors and amendments to our certificate of incorporation or bylaws. Approval by the Pre-IPO Significant Stockholders is also required for any changes to the strategic direction or scope of the Company’s business, any acquisition or disposition of any asset or business having consideration in excess of 15% of our total assets and the hiring and termination of our Chief Executive Officer, Chief Financial Officer or Chief Operating Officer (including terms of compensation). Furthermore, until the Pre-IPO Significant Stockholders no longer beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock (the “Substantial Ownership Requirement”), the Pre-IPO Significant Stockholders may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors.

These rights may also delay, defer or even prevent an acquisition by a third party or other change of control of our company which could deprive you of an opportunity to receive a premium for your shares of common stock and may make some transactions more difficult or impossible without the support of the Pre-IPO Significant Stockholders, even if such events are in the best interests of minority stockholders. Furthermore, this concentration of voting power with the Pre-IPO Significant Stockholders may have a negative impact on the price of our common stock. In addition, the Pre-IPO Significant Stockholders will have the ability to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors until the Substantial Ownership Requirement is no longer met which is defined in our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders. As a result, the Pre-IPO Significant Stockholders may not be inclined to permit us to issue additional shares of common stock, including for the facilitation of acquisitions, if it would dilute their holdings below the 10% threshold.

The Pre-IPO Significant Stockholders’ interests may not be fully aligned with yours, which could lead to actions that are not in your best interests. In addition, the Pre-IPO Significant Stockholders’ significant influence over us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our common stock might otherwise receive a premium for your shares over the then-current market price.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” under Delaware law will only apply against our directors and officers and their respective affiliates for competing activities related to insurance underwriting activities. This doctrine will not apply to any business activity other than insurance underwriting activities. Furthermore, the Pre-IPO Significant Stockholders may have business relationships outside of our business.

Our management will have broad discretion over the use of the proceeds we receive in this offering, and may not apply the proceeds in ways that increase the value of your investment.

We estimate that the net proceeds to us from this offering will be approximately $252.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to enable us to underwrite additional policies, to fund the growth of our business and for general corporate purposes. We will have broad discretion in the application of the proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering. The actual amounts and timing of our actual expenditures depend on numerous factors, including the success of our efforts to market our products, the timing, our ability to reduce operating costs, and other unforeseen costs. Such costs and timing are highly uncertain, and they are subject to substantial risks and can often change. Depending on the outcome of these activities and other unforeseen events, our plans and priorities may change, and we may apply the proceeds of this offering in different proportions than we currently anticipate. Moreover, you will not have the opportunity to influence our decision on how to use the proceeds from this offering. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and Nasdaq, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices, including the establishment and maintenance of a majority independent board of directors and required committees. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, our management team and board of directors have limited experience implementing public company compliance requirements, and therefore we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to such efforts. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined in The Jumpstart Our Business Act of 2012 (the “JOBS Act”). We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. We also expect that operating as a public company will make it more difficult and significantly more expensive for us to obtain director and officer liability insurance.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure and other requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act with respect to our internal control over financial reporting, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) in annual revenues; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities; (iii) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting and other burdens. To the extent we take advantage of any of the reduced reporting burdens in this prospectus or in future filings, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company,” our combined financial statements may not be comparable to companies that currently comply with these accounting standards.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our combined financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our combined financial statements may not be comparable to companies that comply with public company effective dates. Because our combined financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our annual report for the fiscal year ending December 31, 2026, provide a management report on the internal controls over financial reporting. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time-consuming, costly and complicated.

The occurrence of any of the following may cause investors to lose confidence in the accuracy and completeness of our financial reports and could negatively impact the price of our common stock:

•	identification of material weaknesses in our internal controls over financial reporting;

•	our inability to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner;

•	our inability to assert that our internal controls over financial reporting are effective; or

•	our independent registered public accounting firm’s inability to express an opinion as to the effectiveness of our internal controls over financial reporting.

If any of the foregoing occur, we may also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, as well as lawsuits by private plaintiffs.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to pay dividends, if any, taxes and other expenses. Additionally, we do not currently intend to pay dividends on our common stock following the offering.

We do not currently anticipate paying any cash or other dividends on our common stock. Instead, we intend to retain future earnings to fund our growth. In addition, as a holding company, our ability to pay dividends, taxes and other expenses will depend on amounts that our subsidiaries are able to pay us. For a three-year period beginning on January 7, 2022, Slide, as a newly licensed insurer in Florida, was precluded from paying dividends unless approved by FLOIR. There is no guarantee that we will elect to pay dividends when permitted to do so. Finally, business and regulatory considerations may impact the amount of dividends actually paid, and prior approval of dividend payments may be required. Therefore, you may not receive a return on your investment in our common stock by receiving a payment of dividends. See “Dividend Policy.”

The issuer of common stock in this offering does not conduct any substantive operations and, as a result, its ability to pay dividends, taxes and other expenses will be dependent upon the financial results and cash flows of its operating subsidiaries and the distribution or other payment of cash to it in the form of dividends or otherwise. The direct and indirect subsidiaries of the issuer are separate and distinct legal entities and have no obligation to make any funds available to the issuer.

In addition, the declaration and payment of dividends will be at the discretion of our board of directors and will be dependent upon the profits and financial requirements of our company and other factors, including legal and regulatory restrictions on the payment of dividends, general business conditions and such other factors as our board of directors deems relevant.

We may change our underwriting guidelines or our strategy without stockholder approval.

Our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make significant changes to our operations which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in this prospectus.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, there will be 124,934,085 shares of our common stock outstanding, including 51,374,125 shares issuable upon conversion of the Series A preferred stock immediately after the Stock Split and prior to the closing of this offering. Of these shares, all the 24,000,000 shares of common stock sold in this offering will be freely tradable immediately after this offering (except for any shares purchased by our affiliates, if any). The remaining outstanding 100,934,085 shares include shares that may be sold upon expiration of lock-up agreements 180 days after the date of this prospectus (subject in some cases to volume limitations).

We also intend to register all common stock that we may issue under our equity compensation plans. Effective upon the completion of this offering, an aggregate of 12,087,940 shares of our common stock will be reserved for future issuance under the 2025 Plan and the Prior Plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Stockholders Agreement may make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Stockholders Agreement may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. The provisions in such amended and restated certificate of incorporation, amended and restated bylaws and Stockholders Agreement will include, among other things, the following:

•

until the Substantial Ownership Requirement, which is defined in our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders, is no longer met, the Pre-IPO Significant Stockholders may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action can only be taken at a special or regular meeting and not by written consent;

•	advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

•	provide that our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms;

•	removal of directors only for cause and by the affirmative vote of 66 2⁄3% of the voting power of our outstanding shares or common stock; and

•	allowing only our board of directors to fill vacancies on our board of directors.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests, including an acquisition that would result in a price per share at a premium over the market price, and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. For more information, see “Description of Capital Stock.”

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Upon completion of this offering, our board of directors will have the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

We are a privately held company. Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and results of operations may be harmed. In addition, as a new public company we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. This provision would not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act for which the federal courts have exclusive jurisdiction or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, against us or any director, officer or other employee of ours. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our amended and rested certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions described above; however, our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Forum Selection.” This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. In addition, stockholders who do bring a claim in the Court of Chancery of the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. Furthermore, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. We will be required to comply with these rules upon ceasing to be an “emerging growth company” as defined in the JOBS Act.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “aim,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $252.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to enable us to underwrite additional policies, to fund the growth of our business and for general corporate purposes.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

DIVIDEND POLICY

We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any determination to declare and pay dividends on our common stock in the future will be at the discretion of our board of directors. Our board of directors may take into account a variety of factors when determining whether to declare any dividends, including (i) our financial condition, results of operations, liquidity and capital requirements, (ii) general business conditions, (iii) legal, tax and regulatory limitations, (iv) contractual prohibitions and other restrictions, (v) the effect of any dividends on our financial strength or other ratings and (vi) any other factors that our board of directors considers relevant.

As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance subsidiaries to pay dividends to us is subject to limits under insurance laws of the state or jurisdiction in which our insurance subsidiary is domiciled. In addition, the consent orders we entered into with the FLOIR may directly or indirectly affect our ability to declare and pay or the amount of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2025:

•	on an actual basis;

•

on a pro forma basis, giving effect to the (i) the Stock Split, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering and (iii) the automatic conversion of all outstanding shares of our Series A preferred stock into 51,374,125 shares of our common stock, which will occur upon the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to the sale by us of 16,666,667 shares of common stock in this offering, at the initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions, as well as estimated offering expenses.

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined when the initial public offering price is determined. You should read this table with the sections of this prospectus entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2025
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$613,675	$613,675	$873,175

Long-term debt	$37,578	$37,578	$37,578
Shareholders’ equity(2):
Preferred stock, $0.01 par value per share, no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized, no shares issued or outstanding, pro forma; 150,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Series A preferred stock, $0.01 par value per share, 20,000,000 shares authorized, 9,340,750 shares issued and outstanding as of March 31, 2025, actual(3); no shares authorized, issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	93	—	—
Common stock, $0.01 par value per share, 40,000,000 shares authorized, 10,344,235 shares issued and outstanding as of March 31, 2025, actual(3); 1,500,000,000 shares authorized, 108,267,418 shares issued and outstanding, pro forma; 1,500,000,000 shares authorized, 124,934,085 shares issued and outstanding, pro forma as adjusted	103	196	363
Additional paid-in capital	126,798	126,798	386,131
Accumulated other comprehensive income, net of taxes	3,760	3,760	3,760
Retained earnings	401,694	401,694	401,694
Total shareholders’ equity	$532,448	$532,448	$791,948

Total capitalization	$570,026	$570,026	$829,526

(1)

The $259.5 million increase in cash and cash equivalents from pro forma to pro forma as adjusted reflects $252.0 million of net proceeds received by the Company in this offering, at the initial public offering price of $17.00 plus $7.5 million of offering expenses already paid by the Company as of March 31, 2025.

(2)

The actual number of shares of common stock does not give effect to the Stock Split to be effectuated after the effectiveness of the registration statement of which this prospectus forms a part and before the completion of this offering.

(3)	The actual outstanding number of shares of Series A preferred stock and common stock does not give effect to the Stock Split.

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of March 31, 2025 was $524.0 million, or $50.71 per share of common stock. Our historical net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding as of March 31, 2025.

Our pro forma net tangible book value as of March 31, 2025 was $524.0 million, or $4.84 per share of common stock. Our pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding as of March 31, 2025, after giving effect to (i) the Stock Split, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering and (iii) the automatic conversion of all outstanding shares of our Series A preferred stock into 51,374,125 shares of our common stock.

After giving further effect to the sale by us of the 16,666,667 shares of common stock in this offering, at the initial public offering price of $17.00 per share, and the receipt and application of the net proceeds, our pro forma as adjusted net tangible book value as of March 31, 2025 would have been $783.5 million, or $6.27 per share. This represents an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $1.43 per share and an immediate dilution to new investors of $10.73 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$17.00
Historical net tangible book value per share as of March 31, 2025	$50.71
Decrease in net tangible book value per share resulting from the pro forma adjustments described above	$(45.87)

Pro forma net tangible book value per share as of March 31, 2025	4.84
Increase in pro forma net tangible book value per share attributable to new investors	1.43

Pro forma as adjusted net tangible book value per share after offering	$6.27

Dilution per share to new investors		$10.73

The following table sets forth, on a pro forma basis, as of March 31, 2025, the number of shares of common stock purchased from Slide, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at the initial public offering price of $17.00 per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by Slide:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	101,934,085	85.9%	$127,880,674	31.1%	$1.25
New investors	16,666,667	14.1	283,333,339	68.9%	17.00

Total	118,600,752	100%	$411,214,013	100%

The foregoing tables assume no exercise of the underwriters’ over-allotment option or of outstanding stock options after March 31, 2025. At March 31, 2025, 2,562,500 shares of common stock were subject to outstanding options, at a weighted average exercise price of $4.60 (14,093,750 shares of common stock, at a weighted exercise price of $0.84, after giving effect to the Stock Split). At March 31, 2025, 385,587 shares of common stock were subject to the vesting and settlement of restricted stock units (2,120,728, after giving effect to the Stock Split). To the extent these options are exercised and the restricted stock units are settled, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is intended to help prospective investors understand our business, results of operations, liquidity and capital resources and should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, described under the section titled “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those which are not within our control. See “Special Note Regarding Forward-Looking Statements.”

Overview

Launched in 2021, we are a technology-enabled, fast-growing, coastal specialty insurer. We focus on profitable underwriting of single family and condominium policies in the P&C industry in coastal states along the Atlantic seaboard through our insurance subsidiary, Slide Insurance Company (“SIC”). We utilize our differentiated technology and data-driven approach to focus on market opportunities that are underserved by other insurance companies. We acquire policies both from inorganic block acquisitions and subsequent renewals, as well as new business sales through a combination of independent agents and our direct-to-consumer (“DTC”) channel, through which we sell our insurance products directly to end consumers, without the use of retailers, brokers, agents or other intermediaries. We do not depend on any one key product or product line within the coastal specialty homeowners and commercial residential insurance market. We control all aspects of our value chain, including technology, underwriting, actuarial, distribution, claims and risk management which allows us to maximize profitability while maintaining disciplined underwriting standards.

Our goal is to deliver long-term value for stockholders by focusing on underserved, coastal specialty markets where market capacity is limited and demand for insurance products is high. Coastal specialty market demand for insurance products has increased over the last few years as the larger, national insurance carriers have reduced their underwriting capacity in such markets which has created a unique market opportunity for us to capitalize on the imbalance of supply and demand.

We have one reportable segment. For the three months ended March 31, 2024 and March 31, 2025, we had gross premiums written of $245 million and $278 million, policy fees of $1 million and $2 million, consolidated combined ratio of 66.7% and 58.9% and net income of $55 million and $93 million, respectively. As of March 31, 2025, we had total assets of $1.9 billion, shareholders’ equity of approximately $532 million and tangible shareholders’ equity of approximately $524 million. For the three months ended March 31, 2025, we had a return on equity of 19.2% and a return on tangible equity of 19.5%. For the years ended December 31, 2023 and December 31, 2024, we had gross premiums written of $875 million and $1,334 million, policy fees of $3 million and $7 million, consolidated combined ratio of 79.0% and 72.3% and net income of $87 million and $201 million respectively. As of December 31, 2024, we had total assets of $1.9 billion, shareholders’ equity of approximately $433 million and tangible shareholders’ equity of approximately $423 million. For the year ended December 31, 2024, we had a return on equity of 60.0% and a return on tangible equity of 62.6%.

Key Components of Our Results of Operations

Revenue

Gross premiums written. Gross premiums written represent, with respect to a fiscal period, the sum of assumed premiums written from Citizens Property Insurance Corporation (“Citizens”) policy assumptions (net of opt-outs) plus direct premiums written (premiums from subsequent renewals of such Citizens policies and new and renewal policies written through independent agents and our DTC channel, net of any midterm cancellations), in each case prior to amounts ceded to reinsurers. Gross premiums written in any given fiscal period are affected by:

•	Amount of premiums assumed from Citizens acquisitions;

•	Block acquisitions from other third-party insurers;

•	Renewals of existing policies;

•	New business submissions and binding of new submissions into effective policies;

•	Average premium of new and renewal policies; and

•	Premium rates on new and renewal policies.

In addition, from time to time, we expand our policy base – for example, assuming 135,974 policies in 2024, representing approximately $290 million in assumed unearned premiums from Citizens. These policies carry no upfront acquisition costs and are captured in our current treaty year reinsurance program.

We believe recent legislative and regulatory changes, improvements in the data that is made available on Citizens policies and rate increases implemented by Citizens making pricing more comparable to what we charge for policies underwritten in other channels make the opportunity to assume policies from Citizens attractive.

Take-out opportunities, however, are subject to a number of market, timing and execution risks, and future take-out opportunities may or may not materialize.

Gross premiums earned. Gross premiums earned represent the portion of our gross premiums written earned during a fiscal period from assumed (including those assumed from Citizens), direct policies written and subsequent renewals of such policies. Gross premiums written associated with assumed policies from Citizens are earned ratably over the remaining term of the policy and gross premiums written associated with voluntary and renewal policies are earned ratably over the term of the policy, all such new and renewal policies currently have a term of twelve months from date of issuance.

Ceded premiums earned. Ceded premiums earned represent the earned portion of our gross premiums written ceded to reinsurers and other costs of our reinsurance during a fiscal period. We recognize the cost of our reinsurance program ratably over the term of the arrangement, which is typically twelve months. Our ceded premiums earned represent costs of reinsurance to cover losses from catastrophes that exceed the retention levels defined by our catastrophe excess of loss reinsurance contracts. The rates we pay for reinsurance are based primarily on policy exposures reflected in gross premiums earned.

Net premiums earned. Net premiums earned reflect gross premiums earned less ceded premiums earned during the fiscal period.

Net investment income. Net investment income represents interest earned from cash, cash equivalents, restricted cash, fixed-maturity securities, money market accounts and other investments, and the realized gains or losses from the sale of investments. Factors affecting net investment income include the size of our investment portfolio and the yield generated by the underlying investments in our investment portfolio.

Policy fees. Florida law allows insurers to charge policyholders a $25 policy fee on each policy written. Policy fees represent such upfront policy fees. These fees are not subject to refund, and accordingly we recognize policy fees as income immediately when collected in accordance with ASC 606, which coincides with the completion of our service obligation when the policy is issued.

Other income. Other income represents all pay-plan fees and commission income earned by our retail agency subsidiary that sells on behalf of non-affiliated carriers. We charge pay-plan fees to policyholders that pay their premium in more than one installment and record the fees as income when collected.

Expenses

Losses and loss adjustment expenses incurred, net. Losses and loss adjustment expenses incurred, net reflect losses paid, expenses paid to resolve claims, such as fees paid to adjusters, attorneys and investigators, and changes in our reserves for unpaid losses and loss adjustment expenses incurred, net during the fiscal period, in each case net of losses ceded to reinsurers. Our reserves for unpaid losses and loss adjustment expenses incurred, net represent the estimated ultimate cost of resolving all reported claims plus all losses we incurred related to insured events that we assume have occurred as of the reporting date, but that policyholders have not yet reported to us (which are commonly referred to as “incurred but not reported,” or “IBNR”). We estimate our reserves for unpaid losses using individual case-based estimates for reported claims and actuarial estimates for IBNR losses. We continually review and adjust our estimated losses as necessary based on industry development trends, our evolving claims experience and new information obtained. If our unpaid losses and loss adjustment expenses incurred, net are considered deficient or redundant, we increase or decrease the liability in the period in which we identify the difference and reflect the change in our current period results of operations.

In general, our losses and loss adjustment expense reserves (“LAE”) are affected by:

•	the occurrence, frequency and severity of claims associated with the particular types of insurance contracts that we write;

•	the reinsurance agreements we have in place at the time of a loss;

•	the mix of business written by us;

•	changes in the legal or regulatory environment related to the business we write;

•	trends in legal defense costs; and

•	inflation in the cost of claims including inflation related to wages, medical costs and building materials.

Losses and LAE are based on actual paid losses and expenses, as well as an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Losses and LAE may be paid out over a period of years.

Policy acquisition and other underwriting expenses. Policy acquisition and other underwriting expenses consist of the following items: (i) commissions paid to outside agents at the time of policy issuance, (ii) premium taxes and (iii) inspection fees. We recognize policy acquisition and other underwriting expenses ratably over the term of the underlying policy. Until renewed, policies assumed from Citizens have no associated policy acquisition and other underwriting expenses.

General and administrative expenses. General and administrative expenses include compensation and related benefits, professional fees, office lease and related expenses, information system expenses, corporate insurance, and other general and administrative costs.

Interest expense. Interest expense consists of interest paid on our commercial loans and Credit Facility (as defined below), amortization of debt issuance costs, net settlements of interest rate swaps, and changes in market value of interest rate swaps.

Depreciation expense. Depreciation expense includes depreciation of property and equipment, including software developed for internal use.

Amortization expense. Amortization expense includes amortization of renewal rights and other intangible assets.

Other operating expense. Other operating expense includes other miscellaneous expenses.

Income tax expense. Income tax expense generally consists of income taxes payable by our subsidiaries that are taxed as corporations. We were incorporated as a corporation in the state of Delaware on March 2, 2021. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates which we expect to result in a statutory tax rate of approximately 25% under current tax law.

Key Metrics & Ratios

We discuss certain key financial and operating metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.

Loss ratio, expressed as a percentage, is the ratio of losses and loss adjustment expenses incurred, net to net premiums earned.

Policy acquisition expense ratio is the ratio, expressed as a percentage, of policy acquisition expenses and other underwriting expenses to net premiums earned.

Expense ratio, expressed as a percentage, is the ratio of policy acquisition and other underwriting expenses, general and administrative expenses, and other operating expense to net premiums earned.

Combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.

Combined ratio, excluding catastrophic losses & prior year claims development is a non-GAAP financial measure. We define the combined ratio, excluding catastrophic losses & prior year claims development as the sum of the loss ratio, excluding losses associated with catastrophic losses and prior year claims development, and the expense ratio. We use the combined ratio, excluding catastrophic losses & prior year claims development as an internal performance measure in the management of our operations because trends in our business may be obscured by current year catastrophe losses and prior year claims development. Current year catastrophe losses cause our loss trends to vary significantly between periods as a result of their frequency of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year claims development is caused by unexpected loss development on historical reserves. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of the combined ratio, excluding catastrophic losses & prior year claims development to the combined ratio, the most directly comparable GAAP measure.

Debt to capitalization ratio is the ratio, expressed as a percentage, of total outstanding debt to total capitalization.

Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending shareholders’ equity during the period.

Return on tangible equity is a non-GAAP financial measure. We define tangible shareholders’ equity as shareholders’ equity less goodwill and other intangible assets. We define return on tangible equity as net income expressed on an annualized basis as a percentage of average beginning and ending tangible shareholders’ equity during the period. We regularly evaluate acquisition opportunities and have historically made acquisitions that affect shareholders’ equity. We use return on tangible equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of return on tangible equity to return on equity, the most directly comparable GAAP measure.

Results of Operations

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024

The following table summarizes our results of operations for the three months ended March 31, 2024 and 2025:

	Three Months Ended March 31, (in thousands)
	2025	2024	Change	% Change
Gross premiums written	$278,249	$244,628	$33,621	13.7%
Change in unearned premiums	72,642	(7,267)	79,909	1099.6%
Gross premiums earned	350,891	237,361	113,530	47.8%
Ceded premiums earned	(84,850)	(49,254)	(35,596)	(72.3)%
Net premiums earned	266,041	188,107	77,934	41.4%
Net investment income	13,807	9,563	4,244	44.4%
Policy fees	1,534	950	584	61.5%
Other income	211	506	(295)	(58.3)%

Total revenue	$281,593	$199,126	$82,467	41.4%

Losses and loss adjustment expenses incurred, net	83,761	79,021	4,740	6.0%
Policy acquisition and other underwriting expenses	28,572	17,080	11,492	67.3%
General and administrative expenses	41,378	27,081	14,297	52.8%
Interest expense	934	280	654	233.6%
Depreciation expense	1,146	318	828	260.4%
Amortization expense	1,895	1,987	(92)	(4.6)%

Total expense	$157,686	$125,767	$31,919	25.4%

Net income before income tax expense	$123,907	$73,359	$50,548	68.9%

Income tax expense	31,404	18,646	12,758	68.4%

Net income	$92,503	$54,713	$37,784	69.1%

Loss ratio	31.5%	42.0%	(10.5)%	(25.0)%
Expense ratio	27.4%	24.7%	2.7%	10.9%
Combined ratio	58.9%	66.7%	(7.8)%	(11.7)%
Combined ratio, excluding catastrophic losses & prior year claims development(1)	60.8%	56.7%	4.1%	7.2%
Policy acquisition expense ratio	10.7%	9.1%	1.6%	17.6%
Debt to capitalization ratio	6.6%	10.5%	(3.9)%	(37.1)%
Return on equity	19.2%	20.7%	(1.5)%	(7.2)%
Return on tangible equity(2)	19.5%	22.1%	(2.6)%	(11.8)%

(1)

Non-GAAP financial measure. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of the combined ratio, excluding catastrophic losses & prior year claims development to the combined ratio, the most directly comparable GAAP measure.

(2)

Non-GAAP financial measure. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of return on tangible equity to return on equity, the most directly comparable GAAP measure.

Revenue

Gross premiums written. Gross premiums written increased from $244.6 million for the three months ended March 31, 2024 to $278.2 million for the three months ended March 31, 2025. The increase in net premiums written was primarily a result of policies assumed by Citizens, increases in renewal rates of existing written policies, as well as new policies written resulting from acquired renewal rights of Florida homeowners’ policies with effective dates of February 2024 and later from Truck Insurance Exchange, a subsidiary of Farmers Insurance Company, Inc. (“Farmers”). We initially acquired policy renewal rights from Farmers in February 2024. These policies were originally written by Farmers, and were due to expire in February 2024 and later. In 2024, we wrote approximately 36% of the policies for which we acquired renewal rights from Farmers. We expect to continue to write new policies pursuant to our renewal rights agreement with Farmers as part of our diversified approach to policy underwriting, subject to market conditions. The following table summarizes the sources of our written policies in force as of March 31, 2024 and 2025:

	St. Johns Insurance Company Policies	Citizens Policies	UPC Policies	Organic Policies(1)	Farmers Policies	Commercial Residential	Total
Policies in force as of January 1, 2024	78,090	81,487	41,229	10,698	—	—	211,504
Policies acquired	N/A	48,600	N/A	N/A	N/A	N/A	48,600
New policies written	N/A	N/A	N/A	4,931	2,593	N/A	7,524
Policies lapsed or cancelled(2)	19,749	13,705	5,428	2,019	51	N/A	40,952
Policies renewed	16,642	10,298	2,610	1,179	N/A	N/A	30,729
Policy renewal rate	90%	84%	77%	69%	N/A	N/A	86%
Policies in force as of March 31, 2024	74,983	126,680	38,411	14,789	2,542	—	257,405
Policies in force as of December 31, 2024	66,019	191,794	31,704	31,716	21,387	436	343,056
Policies acquired	N/A	12,073	N/A	N/A	N/A	86	12,159
New policies written	N/A	N/A	N/A	3,641	2,132	12	5,785
Policies lapsed or cancelled(2)	16,988	37,849	3,063	3,804	2,545	57	64,306
Policies renewed	14,404	30,325	2,142	2,661	1,776	27	51,335
Policy renewal rate	86%	80%	85%	86%	83%	64%	82%
Policies in force as of March 31, 2025	63,435	196,343	30,783	34,214	22,750	504	348,029

(1)

Refers to policies originated by Slide through its independent agents, as well as through its direct-to-consumer channel. For the periods presented, new policies written directly to customers represent less than 1% of policies written in the organic channel.

(2)	Includes all policies that expired during the period presented, including policies that were eventually renewed by customers during the period presented.

All of our policies acquired during the three months ended March 31, 2024, were a result of our participation in the Citizens take-out program. Our policies acquired during the three months ended March 31, 2025 decreased by 36,441 policies, or 75%, compared to the prior year as a result of a decrease in policies acquired from Citizens during the period. Our policies written during the three months ended March 31, 2025 decreased by 1,739 policies, or 23%, as a result of fewer organic policies written. In addition, for the three months ended March 31, 2025, our policy renewals increased by 20,606, or 67%, as a result of the renewal of policies acquired from Citizens as compared to the same period in 2024 and organic policy renewals. For the three months ended March 31, 2025, our policy renewal rate was 82%, a decrease from 86% for the same period in 2024. Our average premium per policy increased from $4,053 at March 31, 2024 to $4,073 at March 31, 2025, as a result of the addition of commercial residential (“CRES”) policies, which have a higher average premium.

Gross premiums earned. Gross premiums earned increased from $237.4 million for the three months ended March 31, 2024 to $350.9 million for the three months ended March 31, 2025. Our policies in force as of March 31, 2024 and March 31, 2025 were approximately 257,405 and 348,029 respectively, and this increase had a favorable impact on our gross premiums earned.

Ceded premiums earned. Ceded premiums for the three months ended March 31, 2024 and 2025 were approximately $49.3 million and $84.9 million, respectively, representing 20.8% and 24.2%, respectively, of gross premiums earned. The $35.6 million increase was primarily attributable to increased catastrophe reinsurance purchased due to increased policies in force.

Net premiums earned. Net premiums earned increased from $188.1 million for the three months ended March 31, 2024 to $266.0 million for the three months ended March 31, 2025. The increase in net premiums earned in the comparable periods was primarily attributable to assumptions of policies from Citizens and increased renewals of existing policies.

Net investment income. Net investment income, inclusive of realized investment losses, increased from $9.6 million for the three months ended March 31, 2024 to $13.8 million for the three months ended March 31, 2025. Our average investable assets increased from $810 million for the three months ended March 31, 2024 to $1,261 million for the three months ended March 31, 2025. The increase in net investment income was due to increased equity from retained earnings and increased policies in force.

Policy fees. Policy fees increased from $1.0 million for the three months ended March 31, 2024 to $1.5 million for the three months ended March 31, 2025. The increase in policy fees in the comparable periods was primarily attributable to increased renewals of existing policies.

Other income. Other income decreased from $0.5 million for the three months ended March 31, 2024 to $0.2 million for the three months ended March 31, 2025. The decrease in other income between the comparable periods was primarily attributable to a decrease in commissionable premium produced for other insurance companies.

Total revenue. Total revenue increased from $199.1 million for the three months ended March 31, 2024 to $281.6 million for the three months ended March 31, 2025. The increase in total revenue was due primarily to an increase in net premiums earned in the comparable periods primarily attributable to assumptions of policies from Citizens and increased renewals of existing policies.

Expenses

Losses and loss adjustment expenses incurred, net. Losses and loss adjustment expenses incurred, net increased from $79.0 million (inclusive of catastrophe losses from non-hurricane weather events of $20.3 million) for the three months ended March 31, 2024 to $83.8 million (inclusive of catastrophe losses from non-hurricane weather events of $2.3 million and catastrophe losses from hurricane weather events of $0.0 million) for the three months ended March 31, 2025. The increase in losses and loss adjustment expenses incurred, net resulted primarily from the growth in policies in force. Losses and loss adjustment expenses incurred, net for the three months ended March 31, 2024 included losses paid of $36.6 million and a $42.3 million increase in unpaid losses and loss adjustment expenses incurred, net, including the addition of $27.2 million of IBNR reserves. As of March 31, 2025, we reported $287.2 million in unpaid losses and loss adjustment expenses incurred, net, which included $237.2 million attributable to IBNR, or 82.6% of total reserves for unpaid losses and loss adjustment expenses incurred, net.

Policy acquisition and other underwriting expenses. Policy acquisition and other underwriting expenses for the three months ended March 31, 2024 and 2025 were approximately $17.1 million and $28.6 million, respectively, representing 9.1% and 10.7%, respectively, of net premiums earned. The increase was primarily attributable to increased policies in force and fewer premiums earned on Citizens policies in their assumption period, which have reduced policy acquisition costs.

General and administrative expenses. General and administrative expenses for the three months ended March 31, 2024 and 2025 were approximately $27.1 million and $41.4 million, respectively, representing 14.4% and 15.6%, respectively, of net premiums earned. The increase was due primarily to the growth in staffing to support the Company’s increased policies in force. Payroll and related expenses increased from $7.8 million to $15.6 million for the three months ended March 31, 2024 and 2025, respectively. This increase is attributed to increased personnel needed to grow and service in force policies. Personnel count increased from 204 at January 1, 2024 to 228 at March 31, 2024 and from 346 at January 1, 2025 to 392 at March 31, 2025. Software

and IT infrastructure expenses increased from $3.2 million to $12.1 million for the three months ended March 31, 2024 and 2025 respectively. This increase is attributed to increased software costs related to increased policies in force. Professional services expenses decreased from $6.1 million to $2.1 million for the three months ended March 31, 2024 and 2025 respectively. This decrease is attributed to reduced costs from third parties in servicing policies in force.

Interest expense. Interest expense increased from $0.3 million for the three months ended March 31, 2024 to $0.9 million for the three months ended March 31, 2025. The increase was due primarily to the increase in outstanding debt.

Depreciation expense. Depreciation expense for the three months ended March 31, 2024 and 2025 were $0.3 and $1.1 million, respectively. The increase was due primarily to depreciation of capitalized costs of internal-use software projects that were put into production in 2024.

Amortization expense. Amortization expense for the three months ended March 31, 2024 and 2025 were $2.0 million and $1.9 million, respectively, representing 1.1% and 0.7%, respectively, of net premiums earned. The decrease was due primarily to an intangible asset being fully amortized at the end of 2024.

Income tax expense. Income tax expense was $18.6 million and $31.4 million for the three months ended March 31, 2024 and 2025, respectively. Our effective tax rate for the three months ended March 31, 2024 and 2025 was 25.4% for both periods.

Ratios

Loss ratio. Our loss ratio decreased from 42.0% for the three months ended March 31, 2024 to 31.5% for the three months ended March 31, 2025, primarily as a result of increased net premiums earned from increased policies in force and a decrease in catastrophe losses from non-hurricane weather activity.

Expense ratio. Our expense ratio increased from 24.7% for the three months ended March 31, 2024 to 27.4% for the three months ended March 31, 2025, primarily due to a reduction in premiums earned from Citizens policies in the assumption period with reduced policy acquisition costs.

Combined ratio. Our combined ratio decreased from 66.7% for the three months ended March 31, 2024 to 58.9% for the three months ended March 31, 2025, primarily as a result of increased net premiums earned from increased policies in force and a decrease in catastrophe losses from non-hurricane weather activity.

Combined ratio, excluding catastrophic losses & prior year claims development. Our combined ratio, excluding catastrophic losses & prior year claims development increased from 56.7% for the three months ended March 31, 2024 to 60.8% for the three months ended March 31, 2025, primarily as a result of a reduction in premiums earned from Citizens policies in the assumption period with reduced policy acquisition costs.

Policy acquisition expense ratio. Our policy acquisition expense ratio increased from 9.1% for the three months ended March 31, 2024 to 10.7% for the three months ended March 31, 2025, primarily as a result of a reduction in premiums earned from Citizens policies in the assumption period with reduced policy acquisition costs.

Debt to capitalization ratio. Our debt to capitalization ratio decreased from 10.5% for the three months ended March 31, 2024 to 6.6% for the three months ended March 31, 2025, primarily as a result of growth in retained earnings from net income for the three months ended March 31, 2025.

Return on equity. Our return on equity decreased from 20.7% for the three months ended March 31, 2024 to 19.2% for the three months ended March 31, 2025 as a result of growth in equity due to retained earnings.

Return on tangible equity. Our return on tangible equity decreased from 22.1% for the three months ended March 31, 2024 to 19.5% for the three months ended March 31, 2025 as a result of growth in equity due to an increase in retained earnings.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table summarizes our results of operations for the years ended December 31, 2023 and 2024:

	Year Ended December 31, (in thousands)
	2024	2023	Change	% Change
Gross premiums written	$1,333,864	$874,726	$459,138	52.5%
Change in unearned premiums	(236,564)	(279,641)	43,077	(15.4)%

Gross premiums earned	1,097,300	595,085	502,215	84.4%
Ceded premiums earned	(304,861)	(153,673)	(151,188)	98.4%

Net premiums earned	792,439	441,412	351,027	79.5%

Net investment income	47,061	20,932	26,129	124.8%
Policy fees	6,550	3,468	3,082	88.9%
Other income	764	2,718	(1,954)	(71.9)%

Total revenue	$846,814	$468,530	$378,284	80.7%

Losses and loss adjustment expenses incurred, net	339,293	193,266	146,027	75.6%
Policy acquisition and other underwriting expenses	85,970	58,564	27,406	46.8%
General and administrative expenses	136,323	87,858	48,465	55.2%
Interest expense	3,754	2,401	1,353	56.4%
Depreciation expense	2,447	424	2,023	447.1%
Amortization expense	7,868	8,193	(325)	(4.0)%
Other operating expense	1,184	183	1,001	547.0%

Total expense	$576,839	$350,889	$225,950	64.4%

Net income before income tax expense	$269,975	$117,641	$152,334	129.5%

Income tax expense	68,850	30,270	38,580	127.5%

Net income	$201,125	$87,371	$113,754	130.2%

Loss ratio	42.8%	43.8%	(1.0)%	(2.3)%
Expense ratio	29.5%	35.2%	(5.7)%	(16.2)%
Combined ratio	72.3%	79.0%	(6.7)%	(8.4)%
Combined ratio, excluding catastrophic losses & prior year claims development(1)	55.7%	69.3%	(13.6)%	(20.0)%
Policy acquisition expense ratio	10.8%	13.3%	(2.5)%	(18.8)%
Debt to capitalization ratio	8.3%	12.9%	(4.6)%	(35.7)%
Return on equity	60.0%	46.9%	13.1%	27.9%
Return on tangible equity(2)	62.6%	53.2%	9.4%	17.7%

(1)

Non-GAAP financial measure. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of the combined ratio, excluding catastrophic losses & prior year claims development to the combined ratio, the most directly comparable GAAP measure.

(2)

Non-GAAP financial measure. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of return on tangible equity to return on equity, the most directly comparable GAAP measure.

Revenue

Gross premiums written. Gross premiums written increased from $874.7 million for the year ended December 31, 2023 to $1,333.9 million for the year ended December 31, 2024. The increase in net premiums written was primarily a result of policies assumed from Citizens, increases in renewal rates of existing written policies, as well as new policies written resulting from acquired renewal rights of Florida homeowners’ policies with effective dates of February 2024 and later from Truck Insurance Exchange, a subsidiary of Farmers Insurance Company, Inc. (“Farmers”). We initially acquired policy renewal rights from Farmers in February 2024. These policies were originally written by Farmers, and were due to expire in February 2024 and later. In 2024, we wrote policies for approximately 36% of the policies for which we acquired renewal rights from Farmers. We expect to continue to write new policies pursuant to our renewal rights agreement with Farmers as part of our diversified approach to policy underwriting, subject to market conditions. The following table summarizes the sources of our written policies in force as of December 31, 2023 and 2024:

	St. Johns Insurance Company Policies	Citizens Policies	UPC Policies	Organic Policies(1)	Farmers Policies	Commercial Residential	Total
Policies in force as of January 1, 2023	99,402	—	—	—	N/A	N/A	99,402
Policies acquired	—	82,781	83,216	—	N/A	N/A	165,997
New policies written	N/A	N/A	N/A	11,563	N/A	N/A	11,563
Policies lapsed or cancelled(2)	101,694	2,050	85,575	865	N/A	N/A	190,184
Policies renewed	80,382	756	43,588	—	N/A	N/A	124,726
Policy renewal rate	84%	83%	57%	—	N/A	N/A	72%
Policies in force as of December 31, 2023	78,090	81,487	41,229	10,698	—	—	211,504
Policies acquired	—	135,530	—	—	—	444	135,974
New policies written	N/A	N/A	N/A	23,648	22,749	N/A	46,397
Policies lapsed or cancelled(2)	78,701	128,484	41,743	12,229	1,362	8	262,527
Policies renewed	66,630	103,261	32,218	9,599	—	—	211,708
Policy renewal rate	89%	84%	86%	89%	—	—	86%
Policies in force as of December 31, 2024	66,019	191,794	31,704	31,716	21,387	436	343,056

(1)

Refers to policies originated by Slide through its independent agents, as well as through its direct-to-consumer channel. For the periods presented, new policies written directly to customers represent less than 1% of policies written in the organic channel.

(2)	Includes all policies that expired during the period presented, including policies that were eventually renewed by customers during the period presented.

All of our policies acquired during the year ended December 31, 2023, were a result of our inaugural participation in the Citizens take-out program and our acquisition of certain policies from UPC. Our policies acquired during the year ended December 31, 2024 decreased by 30,023 policies, or (18.1)%, compared to the prior year as a result of a decrease in policies acquired from UPC (acquired in February 2023), offset by an increase in Citizens policies acquired during the period. Our policies written during the year ended December 31, 2024 increased by 34,834 policies, or 301.3%, further bolstered by the continued roll-out of our organic channel during the course of the year and the new policies resulting from the acquired renewal rights of certain policies from Farmers. In addition, for the year ended December 31, 2024, our policy renewals increased by 83,555, or 67.0%, as a result of the acquisition of policies from Citizens as compared to the same period in 2023. For the year ended December 31, 2024, our policy renewal rate was 86%, an increase from 72% for the same period in 2023. Our average premium per policy decreased from $4,116 at December 31, 2023 to $4,043 at December 31, 2024, as a result of increased policies acquired from Citizens which have lower average premiums until they renew.

Gross premiums earned. Gross premiums earned increased from $595.1 million for the year ended December 31, 2023 to $1,097.3 million for the year ended December 31, 2024. Our policies in force as of

December 31, 2023 and December 31, 2024 were approximately 211,504 and 343,056 respectively, and this increase had a favorable impact on our gross premiums earned.

Ceded premiums earned. Ceded premiums for the years ended December 31, 2023 and 2024 were approximately $153.7 million and $304.9 million, respectively, representing 25.8% and 27.8%, respectively, of gross premiums earned. The $151.2 million increase was primarily attributable to increased catastrophe reinsurance purchased due to increased policies in force.

Net premiums earned. Net premiums earned increased from $441.4 million for the year ended December 31, 2023 to $792.4 million for the year ended December 31, 2024. The increase in net premiums earned in the comparable periods was primarily attributable to assumptions of policies from Citizens and increased renewals of existing policies.

Net investment income. Net investment income, inclusive of realized investment losses, increased from $20.9 million for the year ended December 31, 2023 to $47.1 million for the year ended December 31, 2024. Our average investable assets increased from $484.7 million for the year ended December 31, 2023 to $983.7 million for the year ended December 31, 2024. The increase in net investment income was due to increased equity from retained earnings and increased policies in force.

Policy fees. Policy fees increased from $3.5 million for the year ended December 31, 2023 to $6.6 million for the year ended December 31, 2024. The increase in policy fees in the comparable periods was primarily attributable to increased renewals of existing policies.

Other income. Other income decreased from $2.7 million for the year ended December 31, 2023 to $0.8 million for the year ended December 31, 2024. The decrease in other income between the comparable periods was primarily attributable to the sale of a small segment of commissionable premium produced for other insurance companies.

Total revenue. Total revenue increased from $468.5 million for the year ended December 31, 2023 to $846.8 million for the year ended December 31, 2024. The increase in total revenue was due primarily to an increase in net premiums earned in the comparable periods primarily attributable to assumptions of policies from Citizens and increased renewals of existing policies.

Expenses

Losses and loss adjustment expenses incurred, net. Losses and loss adjustment expenses incurred, net increased from $193.3 million (inclusive of catastrophe losses from non-hurricane weather events of $46.7 million) for the year ended December 31, 2023 to $339.3 million (inclusive of catastrophe losses from non-hurricane weather events of $66.8 million and catastrophe losses from hurricane weather events of $87.9 million) for the year ended December 31, 2024. The increase in losses and loss adjustment expenses incurred, net resulted primarily from the growth in policies in force. Losses and loss adjustment expenses incurred, net for the year ended December 31, 2024 included losses paid of $229.3 million and a $110.0 million increase in unpaid losses and loss adjustment expenses incurred, net, including the addition of $75.1 million of IBNR reserves. As of December 31, 2024, we reported $254.4 million in unpaid losses and loss adjustment expenses incurred, net, which included $195.8 million attributable to IBNR, or 77.0% of total reserves for unpaid losses and loss adjustment expenses incurred, net.

Policy acquisition and other underwriting expenses. Policy acquisition and other underwriting expenses for the years ended December 31, 2023 and 2024 were approximately $58.6 million and $86.0 million, respectively, representing 13.3% and 10.8%, respectively, of net premiums earned. The increase was primarily attributable to increased policies in force offset by reduced acquisition costs of Citizens policies assumed, resulting in the reduction of policy acquisition and other underwriting expenses ratio.

General and administrative expenses. General and administrative expenses for the years ended December 31, 2023 and 2024 were approximately $87.9 million and $136.3 million, respectively, representing

19.9% and 17.2%, respectively, of net premiums earned. The increase was due primarily to the growth in staffing to support the Company’s increased policies in force. Payroll and related expenses increased from $38.6 million to $71.7 million for the years ended December 31, 2023 and 2024, respectively. This increase is attributed to increased personnel needed to grow and service in force policies. Personnel count increased from 84 at January 1, 2023 to 204 at December 31, 2023 and 346 at December 31, 2024. Software and IT infrastructure expenses increased from $12.9 million to $27.0 million for the years ended December 31, 2023 and 2024 respectively. This increase is attributed to increased software costs related to increased policies in force. Professional services expenses decreased from $19.3 million to $14.8 million for the years ended December 31, 2023 and 2024 respectively. This decrease is attributed to reduced costs from third parties in servicing policies in force.

Interest expense. Interest expense increased from $2.4 million for the year ended December 31, 2023 to $3.8 million for the year ended December 31, 2024. The increase was due primarily to the increase in outstanding debt.

Depreciation expense. Depreciation expense for the years ended December 31, 2023 and 2024 were $0.4 and $2.4 million, respectively. The increase was due primarily to depreciation of capitalized costs of internal-use software projects that were put into production in 2024.

Amortization expense. Amortization expense for the years ended December 31, 2023 and 2024 were $8.2 million and $7.9 million, respectively, representing 1.9% and 1.0%, respectively, of net premiums earned. The decrease was due primarily to sale of an intangible asset at the end of 2023.

Other operating expense. Other operating expense for the years ended December 31, 2023 and 2024 were approximately $0.2 and $1.2 million, respectively. The increase was due primarily to estimated tax penalties and interest.

Income tax expense. Income tax expense was $30.3 million and $68.9 million for the years ended December 31, 2023 and 2024, respectively. Our effective tax rate for the year ended December 31, 2023 and 2024 was 25.7% and 25.4%, respectively.

Ratios

Loss ratio. Our loss ratio decreased from 43.8% for the year ended December 31, 2023 to 42.8% for the year ended December 31, 2024, primarily as a result of increased net premiums earned from increased policies in force offset by an increase in catastrophe losses from hurricane weather activity.

Expense ratio. Our expense ratio decreased from 35.2% for the year ended December 31, 2023 to 29.5% for the year ended December 31, 2024, primarily due to an increase in Citizens policies assumed without acquisition costs.

Combined ratio. Our combined ratio decreased from 79.0% for the year ended December 31, 2023 to 72.3% for the year ended December 31, 2024, primarily as a result of an increase in Citizens policies assumed without acquisition costs.

Combined ratio, excluding catastrophic losses & prior year claims development. Our combined ratio, excluding catastrophic losses & prior year claims development decreased from 69.3% for the year ended December 31, 2023 to 55.7% for the year ended December 31, 2024, primarily as a result of the decrease in expense ratio and increased earned premiums offset by an increase in named storms in 2024.

Policy acquisition expense ratio. Our policy acquisition expense ratio decreased from 13.3% for the year ended December 31, 2023 to 10.8% for the year ended December 31, 2024, primarily as a result of increased assumptions of Citizens policies.

Debt to capitalization ratio. Our debt to capitalization ratio decreased from 12.9% for the year ended December 31, 2023 to 8.3% for the year ended December 31, 2024, primarily as a result of growth in retained earnings from net income for the year ended December 31, 2024.

Return on equity. Our return on equity increased from 46.9% for the year ended December 31, 2023 to 60.0% for the year ended December 31, 2024 as a result of increased policies in force and decreased policy acquisition costs.

Return on tangible equity. Our return on tangible equity increased from 53.2% for the year ended December 31, 2023 to 62.6% for the year ended December 31, 2024 as a result of increased policies in force and decreased policy acquisition costs.

Liquidity and Capital Resources

We are organized as a Delaware holding company with our operations primarily conducted by our wholly owned insurance company subsidiaries, SIC (domiciled in the State of Florida), Slide Reinsurance Holdings, LLC (a holding company which owns 100% of shares of segregated cell T104 of White Rock Insurance (SAC) LTD.) and our services companies Slide MGA, LLC, Clegg Insurance Advisors, LLC D/B/A Homefront, STAT Claims Co., and Trusted Mitigation Contractors.

The holding company may receive cash through (i) capital contributions or issuance of equity and debt securities, (ii) dividends from our insurance company subsidiaries and (iii) distributions from our services companies. We may use these proceeds to contribute funds to our insurance company subsidiaries to support growth, pay dividends, pay taxes, or for other corporate purposes.

SIC can only pay dividends to the holding company out of its available and accumulated surplus funds, which are derived from realized net operating profits on its business and net unrealized capital gains. Dividend payments without prior written approval of the FLOIR shall not exceed the larger of:

•	The lesser of 10% of surplus or net income, not including realized capital gains, plus a two-year carryforward;

•	Ten percent of surplus, with dividends payable constrained to unassigned funds, minus 25% of unrealized capital gains;

•	The lesser of 10% of surplus or net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains; and

•

In lieu of the above computations, the maximum dividend allowed by SIC may be up to the greater of 10% of surplus derived from realized net operating profits and realized capital gains or net operating profits and net realized capital gains from the immediately preceding calendar year, limited to 115% of minimum required surplus after dividends. The maximum dividend allowable by SIC is $12,737,000.

No dividends were paid by SIC in 2024 and 2023. Florida Statute Section 624.408 requires SIC to maintain a minimum level of surplus of not less than the greater of 10% of its total liabilities, or $15.0 million. Based on this requirement, SIC was required to maintain capital and surplus of $70.8 million and $51.1 million as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, SIC’s statutory-basis surplus totaled $208.0 million and $127.4 million, meeting the minimum surplus requirements.

As of March 31, 2025 and December 31, 2024, we had $896.9 million and $789.8 million, respectively, in cash, cash equivalents and restricted cash, which primarily consisted of cash, money market accounts and US Treasury bills. We intend to maintain substantial cash or cash-equivalent balances during hurricane season to meet seasonal liquidity needs relating to potential catastrophic losses.

Our insurance subsidiaries generate cash through premium collections, investment income and the sale or maturity of invested assets. During our start-up phase, we funded our working capital requirements primarily through private sales of equity. We received net proceeds of approximately $123.5 million primarily from equity issuances through December 31, 2024. See “—Equity Issuances.” We use our cash to pay reinsurance premiums, losses and loss adjustment expenses incurred, net, policy acquisition and other underwriting expenses, salaries and employee benefits and other expenses, as well as to purchase investments.

Although we can provide no assurances, we believe that the net proceeds from this offering, together with our available cash, cash equivalents, and restricted cash balance and cash generated from operations, should be sufficient to meet our working capital requirements and other capital expenditures for the next twelve months.

Cash Flows

Our most significant source of cash is from premiums received from insureds, net of the related commission amount for the policies. Our most significant cash outflows are for claims that arise when a policyholder incurs an insured loss and for catastrophe excess of loss reinsurance. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that generally earn interest and dividends. The table below summarizes our net cash flow.

	Three Months Ended March 31,				Year Ended December 31,
	2025	2024	Change	Percent Change	2024	2023	Change	Percent Change
	(in thousands except percentages)
Cash flows provided by (used in):
Operating activities	$96,812	$189,575	$(92,763)	(48.9)%	$553,886	$442,999	$110,887	25.0%
Investing activities	$11,768	$(106,094)	$117,862	111.1%	$(203,995)	$(250,332)	$46,337	18.5%
Financing activities	$(1,499)	$(1,180)	$(319)	(27.0)%	$(2,411)	$20,505	$(22,916)	(111.8)%
Net increase in cash	$107,081	$82,301	$24,780	30.1%	$347,480	$213,172	$134,308	63.0%

For the three months ended March 31, 2025, cash flows provided by operating activities was $96.8 million, a decrease of $92.8 million from the three months ended March 31, 2024, driven by a reduction in unearned premiums due to timing of the assumption of Citizens policies. For the three months ended March 31, 2025, cash flows provided by investing activities was $11.8 million, an increase of $117.9 million from the three months ended March 31, 2024, driven by the reduction in the purchase of investments. For the three months ended March 31, 2025, cash flows used by financing activities was $1.5 million, a decrease of $0.3 million from the three months ended March 31, 2024, driven by increased debt payments as a result of new debt in 2024.

For the year ended December 31, 2024, cash flows provided by operating activities was $553.9 million, an increase of $110.9 million from the year ended December 31, 2023, driven by increased renewals of policies in force. For the year ended December 31, 2024, cash flows used in investing activities was $204.0 million, an increase of $46.3 million from the year ended December 31, 2023, driven by growth in the investment portfolio. For the year ended December 31, 2024, cash flows used in financing activities was $2.4 million, a decrease of $22.9 million from the year ended December 31, 2023, primarily driven by preferred stock issued in January 2023.

Seasonality of Our Business

Our insurance business is seasonal as hurricanes typically occur during the period from June 1 through November 30 each year. With our catastrophe reinsurance program effective on June 1 each year, any variation in the cost of our reinsurance, whether due to changes to reinsurance rates or changes in the total insured value of our policy base, will occur and be reflected in our financial results beginning June 1 of each year, subject to certain adjustments.

Equity Issuances

Historically, we have funded our working capital requirements primarily through private issuances of our equity. The equity issuances described below, which do not reflect the Stock Split, resulted in an aggregate of 10,344,235 shares of common stock and 9,340,750 shares of Series A preferred stock outstanding as of March 31, 2025 (without giving effect to the Stock Split), reflecting total paid in capital of $126.8 million as of such date, exclusive of the effects of issuing redeemable shares.

From November 2021 to January 2022, we issued and sold 7,775,496 shares of our Series A preferred stock at a price of $13.64 per share to a group of accredited investors for an aggregate purchase price of $106.0 million. Of the 7,775,496 shares sold, an aggregate of 2,039,594 shares were purchased by our directors, executive officers, and their respective affiliates. The price per share was established to achieve the desired capital in the formation of our Company.

From December 2022 to February 2023, we issued and sold an aggregate of 1,466,920 shares of our Series A preferred stock at a price of $13.64 per share to a group of accredited investors for an aggregate purchase price of $20.0 million. Of the 1,466,920 shares sold, an aggregate of 58,868 shares were purchased by our directors, executive officers, and their respective affiliates.

On September 27, 2024, all of our warrants to purchase shares of our Series A preferred stock were exercised and, as a result, there are no warrants to purchase shares of our Series A preferred stock outstanding.

In March 2021, we issued and sold 1,000 shares of common stock to certain of our founders at a price of $1.00 per share for an aggregate purchase price of $1,000. Of the 1,000 shares sold, an aggregate of 870 shares were purchased by our directors, executive officers, and their respective affiliates. In September 2021, we approved and effected a 1 for 10,000 stock split of the Company’s issued and outstanding common stock.

Credit Facility

On June 25, 2024, we entered into an amended and restated credit agreement with Regions Bank for a $10.0 million revolving credit facility, which was increased to $45.0 million pursuant to the accordian feature on March 20, 2025, a term loan in an aggregate principal amount of $40.0 million and one or more delayed draw term loans in an aggregate principal amount not to exceed $125.0 million (together, the “Credit Facility”). The Credit Facility contains covenants that, among other things, restrict our ability to make certain restricted payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change our business or make investments and require us to comply with certain financial covenants. Pursuant to the terms of the Credit Facility, we may from time to time establish one or more additional term loans subject to certain conditions precedent contained therein. The Credit Facility is guaranteed by certain of our subsidiaries and is secured by certain of our cash and deposit account balances. The Credit Facility matures on June 25, 2029. At March 31, 2025, the Company had no borrowings outstanding under the revolving credit facility and an outstanding balance of $37.0 million on the term loan. At March 31, 2025, the Company was in compliance with all required covenants and had available borrowing capacity of $170.0 million.

The Credit Facility accrues interest at (i) for base rate loans, the highest of (a) the prime rate, (b) the federal funds rate, as in effect from time to time, plus 0.50% per annum, (c) the term secured overnight financing rate (“SOFR”) in effect on such day for a forward-looking interest period of one month commencing on such day, plus 1.00% per annum, and (d) the floor of 0.00% per annum, in each case plus an applicable margin of (x) if the consolidated total leverage ratio, as defined in the Credit Facility, is less than 1.00:1.00, 2.25%, (y) if the consolidated total leverage ratio is greater than or equal to 1.00:1.00 but less than 1.50:1.00, 2.50% or (z) if the consolidated total leverage ratio is greater than or equal to 1.50:1.00, 2.75%, and (ii) for SOFR based loans, the rate per annum equal to the SOFR reference rate for a forward-looking tenor comparable to the then applicable or selected (as applicable) interest period, determined as of a periodic term

SOFR determination date, or the floor of 0.00% per annum, if applicable, plus an applicable margin of (x) if the consolidated total leverage ratio is less than 1.00:1.00, 3.25%, (y) if the consolidated total leverage ratio is greater than or equal to 1.00:1.00 but less than 1.50:1.00, 3.50% or (z) if the consolidated total leverage ratio is greater than or equal to 1.50:1.00, 3.75%.

Taxation

Deferred Tax Asset and Current Tax Liability

We report a deferred tax asset arising from the portion 20% of unearned premiums that are recognized as taxable income in advance of being earned and recognized as income for financial reporting purposes. Accordingly, our income taxes currently paid and payable also reflect this temporary difference between taxable income and earned income reported in our financial statements. Our increase in unearned premium reserves and the associated discount represent approximately $28.2 million. The offset of deferred tax liability for deferred acquisition costs is approximately $16.5 million. The increases in our deferred tax asset from December 31, 2023 through December 31, 2024 reflect the significant unearned premiums arising from our assumption transactions and the additional resulting temporary differences due to certain amounts being taxable in advance of being recognized as earned for financial reporting purposes.

Corporate Taxes

As a corporation, we are subject to typical corporate U.S. federal and state income tax rates which we expect to result in a statutory tax rate of approximately 25.4% under current tax law.

Off-Balance Sheet Arrangements

At December 31, 2023, we had an undrawn Line of Credit in the amount of $0.2 million. The line of credit was closed in March 2024. Please see Note 18, Commitments and Contingencies, in the notes to our financial statements included elsewhere in this prospectus for more information. We do not maintain any other off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table illustrates our contractual obligations and commercial commitments by due date as of December 31, 2024:

	Payments Due by Period
	Total	Less Than One Year	One Year to Less Than Three Years	Three Years to Less Than Five Years	More than Five Years
	(in thousands)
Loss and loss adjustment expense reserves	$595,487	$408,091	$169,707	$16,952	$737
Debt securities and credit agreements	42,500	6,000	10,500	26,000	—
Interest payable(1)	10,072	2,788	4,634	2,650	—
Operating lease obligations	10,361	1,830	3,814	4,027	690

Total	$658,420	$418,709	$188,655	$49,629	$1,427

(1)

Interest on the Credit Facility is calculated using 7.85% in effect at December 31, 2024 with the assumption that interest rates remain flat over the remainder of the period that the Credit Facility is outstanding. At our option, we may prepay the Credit Facility, in whole or in part, without premium or penalty.

Reserves for losses and LAE represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. Estimating reserves for losses and LAE is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on our own, industry and peer group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period will be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on reserves for losses and LAE are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Reinsurance balances recoverable on reserves for paid and unpaid losses and LAE totaled $115.0 million and $341.1 million at December 31, 2023 and December 31, 2024, respectively.

Financial Condition

Stockholders’ Equity

As of March 31, 2025, stockholders’ equity was $532.4 million. As of December 31, 2024 and 2023, total stockholders’ equity was $433.2 million and $237.6 million, respectively. The increase was primarily due to increased retained earnings.

Investment Portfolio

Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our Board of Directors determines our investment guidelines in compliance with applicable regulatory restrictions on asset type, quality and concentration.

Our cash and invested assets consist of cash and cash equivalents, fixed maturity securities and equity securities. As of March 31, 2025, the majority of our investments, or $457.0 million, was comprised of fixed income securities rated BBB- or better. Our investments also include $4.4 million of other securities. In addition, we maintained a non-restricted cash and cash equivalent balance of $613.7 million and a restricted cash balance of $283.2 as of March 31, 2025.

As of December 31, 2024, the majority of our investments, or $464.8 million, was comprised of fixed income securities rated BBB- or better. Also included in our investments were $4.5 million of other investments. In addition, we maintained a non-restricted cash and cash equivalent balance of $493.4 million and a restricted cash balance of $296.4 million as of December 31, 2024.

As of March 31, 2025, and December 31, 2024, and 2023, the amortized cost and fair value on available for sale securities were as follows.

	As of March 31, 2025
Fixed Maturity Securities:	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Obligations of the U.S. Treasury and U.S. Government agencies	$166,721	$168,019	36.7%
Obligations of state and political subdivisions	141,092	142,669	31.1%
Corporate securities	141,895	144,006	31.4%
Asset-backed securities	3,487	3,520	0.8%

Total available for sale investments	$453,195	$458,214	100.0%

	As of December 31, 2024			As of December 31, 2023
Fixed Maturity Securities:	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Obligations of the U.S. Treasury and U.S. Government agencies	$166,641	$166,283	35.76%	$104,978	$106,116	39.3%
Obligations of state and political subdivisions	17,344	17,222	3.70%	7,153	7,209	2.6%
Corporate securities	149,104	150,025	32.27%	99,463	100,991	37.4%
Asset-backed securities	106,681	106,586	22.92%	48,000	48,657	18.0%
Certificate of deposits	23,061	23,097	4.97%	6,126	6,229	2.3%
Obligations of foreign governments	1,754	1,753	0.38%	1,019	1,009	0.4%

Total available for sale investments	$464,585	$464,966	100.0%	$266,739	$270,211	100.0%

The following tables provide the credit quality of available for sale investments as of March 31, 2025, and December 31, 2024 and 2023:

	As of March 31, 2025
Rating:	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
AAA	$203,564	$205,306	44.8%
AA+	28,339	28,684	6.3%
AA	27,187	27,288	6.0%
AA-	38,963	39,473	8.6%
A+	36,891	37,213	8.1%
A	25,840	26,294	5.7%
A-	28,994	29,447	6.4%
BBB+	25,124	25,679	5.6%
BBB	29,420	29,827	6.5%
BBB-	7,701	7,802	1.7%
Not Rated	1,173	1,201	0.3%

Total available for sale investments	$453,195	$458,214	100.0%

	As of December 31, 2024			As of December 31, 2023
Rating:	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
AAA	$210,924	$210,577	45.29%	$107,907	$109,285	40.4%
AA+	28,231	28,222	6.07%	21,207	21,366	7.9%
AA	24,871	24,792	5.33%	18,236	18,340	6.8%
AA-	37,501	37,378	8.04%	11,846	12,026	4.5%
A+	38,250	38,228	8.22%	24,418	24,675	9.1%
A	26,798	26,992	5.81%	17,011	17,272	6.4%
A-	33,969	34,131	7.34%	24,779	25,036	9.3%
BBB+	24,297	24,612	5.29%	18,551	18,919	7.0%
BBB	31,894	32,171	6.92%	17,311	17,616	6.5%
BBB-	7,686	7,699	1.66%	5,310	5,516	2.0%
Not Rated	164	164	0.04%	163	160	0.1%

Total available for sale investments	$464,585	$464,966	100.0%	$266,739	$270,211	100.0%

The amortized cost and fair value of our available for sale investments in fixed maturity securities summarized by contractual maturity as of March 31, 2025, and December 31, 2024 and 2023 are displayed in the tables below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	As of March 31, 2025
	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Due in one year or less	$57,660	$57,734	12.6%
Due after one year through five years	278,080	281,748	61.5%
Due after five years through ten years	109,503	110,894	24.2%
Due after ten years	7,952	7,838	1.7%

Total available for sale investments	$453,195	$458,214	100.0%

	As of December 31, 2024			As of December 31, 2023
	Amortized Cost	Fair Value	% of Total Fair Value	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Due in one year or less	$56,574	$56,666	12.2%	$26,105	$26,038	9.6%
Due after one year through five years	286,584	287,703	61.9%	186,218	188,174	69.6%
Due after five years through ten years	112,702	112,117	24.1%	50,581	52,024	19.3%
Due after ten years	8,725	8,480	1.8%	3,835	3,975	1.5%

Total available for sale investments	$464,585	$464,966	100.0%	$266,739	$270,211	100.0%

Quantitative and Qualitative Disclosures about Market Risk

Our investment portfolios at December 31, 2024 included fixed-maturity securities, the purposes of which are not for trading or speculation. Our main objective is to maximize after-tax investment income and maintain sufficient liquidity to meet policyholder obligations while minimizing market risk which is the potential economic loss from adverse fluctuations in securities’ prices. We consider many factors including credit ratings, investment concentrations, regulatory requirements, anticipated fluctuation of interest rates, durations and market conditions in developing investment strategies. Investment securities are managed by BlackRock and are overseen by the investment committee appointed by the board of directors of SIC. Our investment portfolios are primarily exposed to interest rate risk and credit risk. We classify our fixed-maturity securities as available-for-sale and report any unrealized gains or losses, net of deferred income taxes, as a component of other comprehensive income within our shareholders’ equity. As such, any material temporary changes in their fair value can adversely impact the carrying value of our shareholders’ equity.

Interest Rate Risk

Our fixed-maturity securities are sensitive to potential losses resulting from unfavorable changes in interest rates. We manage the risk by analyzing anticipated movement in interest rates and considering our future capital needs.

The following table illustrates the impact of hypothetical changes in interest rates to the fair value of our fixed-maturity securities at March 31, 2025 ($ in thousands):

Hypothetical Change in Interest Rates	Estimated Fair Value After Change	Change in Estimated Fair Value	Percentage Increase (Decrease) in Estimated Fair Value
300 basis point increase	$414,638	$(43,576)	(9.5)%
200 basis point increase	429,157	(29,057)	(6.3)%
100 basis point increase	443,683	(14,532)	(3.2)%
100 basis point decrease	472,753	14,539	3.2%
200 basis point decrease	487,298	29,084	6.3%
300 basis point decrease	501,848	43,634	9.5%

Credit Risk

Credit risk can expose us to potential losses arising principally from adverse changes in the financial condition of the issuers of our fixed-maturity securities. We mitigate the risk by primarily investing in fixed-maturity securities that are rated “BBB” or higher and diversifying our investment portfolio to avoid concentrations in any single issuer or business sector. Pursuant to our investment policy, only $1.0 million may be invested in below investment grade bonds. For more information regarding the composition of our fixed-maturity securities portfolio, see “—Financial Condition—Investment Portfolio” above.

Foreign Currency Exchange Risk

At March 31, 2025, we did not have any material exposure to foreign currency related risk.

Critical Accounting Policies and Estimates

Preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. We believe that the accounting estimates discussed below represent the accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. Our current critical accounting policies and estimates are as follows:

Premiums. We record direct and assumed written premiums as revenue, net of ceded amounts, on a daily pro rata basis over the contract period of the related policies that are in force. For any portion of premiums not earned at the end of the reporting period, we record an unearned premium liability.

Premiums receivable represents amounts due from our policyholders for billed premiums and related policy fees. We perform a policy level evaluation to determine the extent to which the balance of the premium receivable exceeds the balance of the unearned premium. We then age any resulting exposure based on the last date the policy was billed to the policyholder, and we establish an allowance account for credit losses for any amounts outstanding for more than 90 days. When we receive payments on amounts previously charged off, we credit bad debt expense in the period we receive the payment. Balances in premiums receivable and the associated allowance account are removed upon cancellation of the policy due to non-payment. We recorded an allowance for uncollectible premiums of $0.0 and $1.0 million at December 31, 2023 and December 31, 2024.

When we receive premium payments from policyholders prior to the effective date of the related policy, we record an advance premium liability. On the policy effective date, we reduce the advance premium liability and record the premiums as described above.

Reserves for unpaid losses and loss adjustment expenses incurred, net. Reserves for unpaid losses and loss adjustment expenses incurred, net, also referred to as loss reserves, represent the most significant accounting estimate inherent in the preparation of our financial statements. These reserves represent management’s best estimate of the amount we will ultimately pay for losses and loss adjustment expenses incurred, net and we base the amount upon the application of various actuarial reserve estimation techniques as well as considering other material facts and circumstances known at the balance sheet date.

We establish two categories of loss reserves as follows:

•

Case reserves—When a claim is reported, we establish an initial estimate of the losses that will ultimately be paid on the reported claim. Our initial estimate for each claim is based upon the judgment of our claims professionals who are familiar with property and liability losses associated with the coverage offered by our policies. Then, our claims personnel perform an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss and adjust the reserve as necessary. As claims mature, we increase or decrease the reserve estimates as deemed necessary by our claims department based upon additional information we receive regarding the loss, the results of on-site reviews and any other information we gather while reviewing the claims.

•

IBNR reserves—Our IBNR reserves include true IBNR reserves plus “bulk” reserves. True IBNR reserves represent amounts related to claims for which a loss occurred on or before the date of the financial statements but which have not yet been reported to us. Bulk reserves represent additional amounts that cannot be allocated to particular claims, but which are necessary to estimate ultimate losses on known claims. We estimate our IBNR reserves by projecting our ultimate losses using industry accepted actuarial methods and then deducting actual loss payments and case reserves from the projected ultimate losses. We review and adjust our IBNR reserves on a quarterly basis based on information available to us at the balance sheet date.

When we establish our reserves, we analyze various factors such as the evolving historical loss experience of the insurance industry as well as our experience, claims frequency and severity, our business mix, our claims processing procedures, legislative enactments, judicial decisions and legal developments in imposition of damages, and general economic conditions, including inflation. A change in any of these factors from the assumptions implicit in our estimates will cause our ultimate loss experience to be better or worse than indicated by our reserves, and the difference could be material. Due to the interaction of the foregoing factors, there is no precise method for evaluating the impact of any one specific factor in isolation, and an element of judgment is ultimately required. Due to the uncertain nature of any projection of the future, the ultimate amount we will pay for losses will be different from the reserves we record.

We determine our ultimate loss reserves by selecting a point estimate within a relevant range of indications that we calculate using generally accepted actuarial techniques. Our selection of the point estimate is influenced by the analysis of our paid losses and incurred losses since inception, as well as industry information relevant to the population of exposures drawn from Citizens. At our current level of experience, industry information strongly influences the basis for estimates of claims related factors. We expect that our loss experience will be of growing significance in future periods.

Our reserves as of December 31, 2024 were in excess of the reserves estimated and evaluated by our Chief Actuarial Officer to be necessary to meet the requirements of the insurance laws of Florida, be consistent with reserves computed in accordance with accepted loss reserving standards and principles, and make a reasonable provision for all unpaid loss and loss adjustment expense obligations under the terms of our contracts and agreements. In addition to $111.7 million of recorded case reserves, we recorded $483.8 million of IBNR reserves as of December 31, 2024 to achieve overall reserves of $595.5 million.

The process of establishing our reserves is complex and necessarily imprecise, as it involves using judgment that is affected by many variables. We believe a reasonably likely change in almost any of the factors we evaluate as part of our loss reserve analysis could have an impact on our reported results, financial position and liquidity.

The following table quantifies the impact of changes in our loss reserves on our net income, stockholders’ equity and liquidity as of and for the year ended December 31, 2024.

	Actual	Low Estimate	% Change from Actual	High Estimate	% Change from Actual
	(dollars in thousands)
Loss Reserves	$595,487	$424,462	(28.7)%	$636,096	6.8%
Impact on:
Net income	201,125	328,727	63.4%	170,827	(15.1)%
Shareholders’ equity	433,159	560,761	29.5%	402,861	(7.0)%
Adjusted cash, cash equivalents and investments(1)	789,842	917,444	16.2%	759,544	(3.8)%

(1)

Adjusted cash, cash equivalents and investments is intended to present a measure of future liquidity and consists of cash, cash equivalents and investments, less loss reserves, net of taxes, assuming a 25.39% tax rate.

Policy acquisition and other underwriting expenses. We incur policy acquisition and other underwriting expenses that vary with, and are directly related to, the production of new business. Policy acquisition and other underwriting expenses consist of the following three items: (i) commissions paid to outside agents at the time of policy issuance, (ii) premium taxes and (iii) inspection fees. We capitalize policy acquisition and other underwriting expenses to the extent recoverable, then we amortize those costs over the contract period of the related policy.

At each reporting date, we determine whether we have a premium deficiency. A premium deficiency would result if the sum of our expected losses, deferred policy acquisition and other underwriting expenses and policy maintenance costs (such as costs to store records and costs incurred to collect premiums and pay commissions) exceeded our related unearned premiums plus investment income. Should we determine that a premium deficiency exists, we would write off the unrecoverable portion of deferred policy acquisition and other underwriting expenses.

Reinsurance. We follow industry practice of reinsuring a portion of our risks. Reinsurance involves transferring, or “ceding,” all or a portion of the risk exposure on policies we write to another insurer, known as a reinsurer. To the extent that our reinsurers are unable to meet the obligations they assume under our reinsurance agreements, we remain liable for the entire insured loss.

Our reinsurance agreements are short-term, prospective contracts. We record an asset, prepaid reinsurance premiums, and a liability, reinsurance payable, for the entire contract amount upon commencement of our new reinsurance agreements. We amortize our prepaid reinsurance premiums over the applicable contract period.

In the event that we incur losses recoverable under our reinsurance program, we record amounts recoverable from our reinsurers on paid losses plus an estimate of amounts recoverable on unpaid losses. The estimate of amounts recoverable on unpaid losses is a function of our liability for unpaid losses associated with the reinsured policies; therefore, the amount changes in conjunction with any changes to our estimate of unpaid losses. Though an estimate of amounts recoverable from reinsurers on unpaid losses may change at any point in the future because of its relation to our reserves for unpaid losses, a reasonable probability exists that an estimated recovery may change significantly in the near term from the amounts included in our consolidated financial statements.

We estimate uncollectible amounts receivable from reinsurers based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. We recorded no amounts uncollectible under our reinsurance program or bad debt expense related to reinsurance during the year ended December 31, 2023 or the year ended December 31, 2024.

Investments. We currently classify all of our investments in fixed-maturity securities as available-for-sale and report them at fair value. Subsequent to our acquisition of available-for-sale securities, we record changes in value through the date of disposition as unrealized holding gains and losses, net of tax effects, and include them as a component of other comprehensive income. We include realized gains and losses, which we calculate using the specific-identification method for determining the cost of securities sold, in net income. We amortize any premium or discount on investments over the remaining maturity period of the related investments using the effective interest method, and we report the amortization in net investment income. We recognize dividends and interest income when earned.

A large portion of our investment portfolio consists of fixed-maturity securities, which may be adversely affected by changes in interest rates as a result of governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A rise in interest rates would decrease the net unrealized holding gains of our investment portfolio, offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would increase the net unrealized holding gains of our investment portfolio, offset by lower rates of return on funds reinvested.

Fair Value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price). When reporting the fair values of our financial instruments, we prioritize those fair value measurements into one of three levels based on the nature of the inputs, as follows:

•	Level 1—Valuations based on quoted prices in active markets for identical assets and liabilities;

•

Level 2—Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in inactive markets and quoted prices in active markets for similar, but not identical instruments; and

•	Level 3—Valuations based on unobservable inputs, which are based upon the best available information when external market data is limited or unavailable.

We estimate the fair value of our investments using the closing prices on the last business day of the reporting period, obtained from active markets. For securities for which quoted prices in active markets are unavailable, we use observable inputs such as quoted prices in inactive markets, quoted prices in active markets for similar instruments, benchmark interest rates, broker quotes and other relevant inputs. We do not have any investments in our portfolio which require us to use unobservable inputs. Our estimates of fair value reflect the interest rate environment that existed as of the close of business on December 31, 2023 and December 31, 2024. Changes in interest rates subsequent to December 31, 2024 may affect the fair value of our investments.

The carrying amounts for the following financial instruments approximate their fair values at December 31, 2023 and December 31, 2024 because of their short-term nature: cash and cash equivalents, accrued investment income, premiums receivable, reinsurance payable, and accounts payable and accrued expenses.

Stock-based compensation. We account for stock-based compensation under the fair value recognition provisions of U.S. GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors based on estimated fair values. The valuation of our common stock requires us to make highly complex and subjective estimates because our shares are not publicly traded. We will not need these estimates to determine the fair value of new stock-based compensation awards once our underlying shares begin trading publicly. In accordance with U.S. GAAP, the fair value of stock-based awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. We use a straight-line attribution method for all grants that include only a service condition.

Income taxes. We file as a corporation and thus are subject to United States income tax on our worldwide income as a U.S. corporation.

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. Should a change in tax rates occur, we recognize the effect on deferred tax assets and liabilities in operations in the period that includes the enactment date. Realization of our deferred income tax assets depends upon our generation of sufficient future taxable income.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

We record any income tax penalties and income tax-related interest as income tax expense in the period incurred. We incurred underestimated tax penalties and interest of $1.2 million during year ended December 31, 2024.

Recent Accounting Pronouncements

We determined that all recently issued accounting pronouncements will not have a material impact on our consolidated financial position, results of operations and cash flows, or do not apply to our operations.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Who We Are

Launched in 2021, we are a technology enabled, fast-growing, coastal specialty insurer. We focus on profitable underwriting of single family, condominium and commercial residential policies in the P&C industry in coastal states along the Atlantic seaboard through our insurance subsidiary, Slide Insurance Company (“SIC”). We utilize our differentiated technology and data-driven approach to focus on market opportunities that are underserved by other insurance companies. We acquire policies both from inorganic block acquisitions and subsequent renewals, as well as new business sales through a combination of independent agents and our direct-to-consumer (“DTC”) channel, through which we sell our insurance products directly to end consumers, without the use of retailers, brokers, agents or other intermediaries. We do not depend on any one key product or product line within the coastal specialty homeowners and commercial residential insurance market. We control all aspects of our value chain, including technology, underwriting, actuarial, distribution, claims, risk management and reinsurance which allows us to maximize profitability while maintaining disciplined underwriting standards.

Our goal is to deliver long-term value for stockholders by focusing on underserved, coastal specialty markets where market capacity is limited and demand for insurance products is high. Coastal specialty market demand for insurance products has increased over the last few years as the larger, national insurance carriers have reduced their underwriting capacity in such markets which has created a unique market opportunity for us to capitalize on the imbalance of supply and demand. A prime example of this market shift is Florida, where large national carriers have reduced their market share of premium from 62% in 1999 to 28% in 2022, creating an opportunity for accretive expansion. We have built a highly entrepreneurial company that we believe can identify and execute on such opportunities faster and more profitably than our competitors.

We believe we have a significant technological advantage that allows us to assess, manage and price risk for individual and bulk policy acquisitions. Our technology is built to estimate future costs of policies and compare it back to our base rates to better understand profitability in real time on an individual risk basis and to assess large and/or bulk transactions. This technology permits us to only select policies that we believe to be profitable based on future reinsurance and AOP costs. Our underwriting technology has been an important component of our success and is backed by our proprietary $6 trillion TIV underwriting and claims dataset, which provides us with real-time intelligence to drive superior decision making. We believe that traditional markets inefficiently and inaccurately underwrite coastal specialty risks without properly understanding prospective loss ratios and reinsurance costs. We believe other insurance companies do not have the same ability to assess these metrics in real time and their technology limits their ability to consistently select profitable policies. We believe our underwriting technology allows us to more accurately assess the future cost of each policy, which enables us to focus on profitable growth opportunities often overlooked or mispriced by our competitors. We believe our proprietary technology combined with our highly experienced and entrepreneurial leadership team allow us to make better underwriting decisions that generate higher margins for our business.

We market and write insurance policies through two channels: our independent agents and DTC. As we continue to scale our operations, we anticipate that our DTC distribution will grow as well through our focus on accretive market opportunities.

We have significantly grown our business and scaled it profitably in our targeted coastal specialty markets by leveraging our seasoned management team, technology and strong balance sheet. We have grown our shareholders’ equity from $102 million at the end of 2021 to $433 million at the end of 2024, CAGR of 62%. In this same time period, we have grown from $0 of in force premium to $1,334 million at the end of 2024, while running an average consolidated combined ratio of 80.3%. Our return on equity and combined ratio were 46.9% and 79.0% for 2023, and 60.0% and 72.3% for 2024, respectively.

For the three months ended March 31, 2024 and March 31, 2025, we had gross premiums written of $245 million and $278 million, policy fees of $1 million and $2 million, consolidated combined ratio of 66.7% and 58.9% and net income of $55 million and $93 million, respectively. As of March 31, 2025, we had total assets of $1.9 billion, shareholders’ equity of approximately $532 million and tangible shareholders’ equity of approximately $524 million. For the three months ended March 31, 2025, we had a return on equity of 19.2% and a return on tangible equity of 19.5%.

For the years ended December 31, 2023 and December 31, 2024, we had gross premiums written of $875 million and $1,334 million, policy fees of $3 million and $7 million, consolidated combined ratio of 79.0% and 72.3% and net income of $87 million and $201 million respectively. As of December 31, 2024, we had total assets of $1.9 billion, shareholders’ equity of $433 million and tangible shareholders’ equity of $423 million. For the year ended December 31, 2024, we had a return on equity of 60.0% and a return on tangible equity of 62.6%.

Underwriting

We believe our proprietary technology, disciplined underwriting standards and highly technical underwriting talent allow us to make better underwriting decisions that generate higher margins for our business. Our underwriting strategy is focused on leveraging our $6 trillion TIV policy level data repository, cutting edge process automation, predictive analytics and aerial imagery to make dynamic underwriting decisions and generate consistently strong risk-adjusted returns across market cycles. We believe that traditional markets inefficiently and inaccurately underwrite coastal specialty risks without properly considering potential future losses and reinsurance costs. We believe our underwriting technology allows us to assess the future cost of each policy more accurately, which enables us to focus on profitable growth opportunities often overlooked or mispriced by our competitors.

As of March 31, 2025, our underwriting team consisted of eleven personal lines and eleven commercial lines underwriters and is led by a committee of senior leaders, including the Chief Executive Officer, Chief Risk Officer, Chief Financial Officer and Senior Vice President of Risk Management. Our underwriting team is highly knowledgeable, experienced and has deep relationships with key constituents within our core markets. This team is supervised by our Underwriting Advisory Council, which consists eleven senior leaders, including our Chief Executive Officer, Chief Operating Officer, Chief Risk Officer, Chief Financial Officer, Chief Accounting Officer, Chief Marketing Officer and the Senior Vice Presidents and Vice Presidents of our Underwriting, Risk Management, Data Analytics, Operations and Sales departments. The Underwriting Advisory Council has over 200 years of industry experience in the aggregate. Each member of our Underwriting Advisory Council has employment agreements and compensation packages in place intended to keep them employed at Slide for the long-term. However, if an individual in the Underwriting Advisory Council were to leave the Company, we believe the rest of our team has sufficient experience and knowledge to cover any potential gaps left by that individual’s departure. We amplify this expertise with advanced technology and data analytics, driving superior risk selection and best-in-class underwriting profitability. Additionally, we continue to assess the use of new technology-enabled tools to assist us with inspections as well as other components of the underwriting process.

We utilize the Duck Creek policy management system, which enables us, through partner integrations and our own proprietary technology, to calculate replacement costs and obtain real-time loss history on each application prior to binding, generate policyholder forms and manage and calculate the estimated reinsurance costs at the point of sale. The underwriting eligibility requirements that we utilize are programmed into this platform, which can easily be updated to effect desired production results. In addition to ensuring eligibility through underlying risk exposure returns and user inputs, our application is designed to capture key rating elements of a risk, such as the distance to the coast, construction materials, wind mitigation features, age of the home and roof, and loss history. We update these requirements periodically to reflect our experience with risks in certain age brackets by year built and age of roof in territories with significant wind or hail claim activity. We also have the capability to implement binding restrictions by state, county, rating territory and/or agency, providing real-time risk management in the face of catastrophe events or similarly imminent exposure. For every single-family property new risk we write, we review the aerial imagery and utilize additional AI filters on the aerial imagery to assist underwriters in determining the condition or hazards that exist on the property. If needed, we may order an inspection from a third-party vendor if they are unable to determine the current condition of the home by using aerial, oblique and panorama imagery and publicly available permit data sources. Policies which fail to meet our criteria are declined at quote, or upon completion of our new business review are cancelled for underwriting reasons. The portfolio is managed and reviewed for compliance with our underwriting guidelines and policies may be non-renewed for a limited set of reasons, as documented in the policy forms and in compliance with statutory requirements. The underwriting criteria that we consider will continue to evolve as our business grows and expands.

We have also put in place rigorous controls over our underwriting processes with constant monitoring of operations and application of underwriting guidelines and procedures. We hold weekly meetings with the underwriters to ensure processes and standards are consistently adhered to, as well as to address any changing market conditions or issues that may arise. In addition, we conduct regular audits within the underwriting function to ensure compliance and quality. These audits review new business, endorsements, renewals, cancellations and non-renewals. The results are reviewed with the staff and action is taken to address any perceived needs. This review enables us to optimize the design and pricing of our products as well as our reinsurance program including the purchase of appropriate reinsurance coverage.

Claims

Our claims operations are a core component of our business strategy and we believe are a key competitive differentiator for us. Our three pillars of focus are customer service, accuracy and efficiency. The claims department is led by our Chief Claims Officer, who has over 30 years of claims experience. As of March 31, 2025, the claims department consisted of 105 full time employees along with 58 employees in the legal department, including 25 staff attorneys and 19 paralegals.

We closely manage all aspects of the claims workflow, from processing the initial filing to offering remediation services, as we believe that it is important to have direct oversight over the claims process. We aim to handle all claims with our employees, and do not intend to outsource our attritional claims functions at any point apart from field adjusting or inspection services, where we may use outside personnel. In the limited instances where we do not handle claims in-house, such as a high-volume catastrophic event, we use a combination of inside and outside adjusters to perform examining, field adjusting, special assignments and catastrophe inspection services. These partners have been vetted, approved and trained well in advance and have committed the required resources. We maintain control over the handling process, reserving and payment authority with the outside support reporting directly to our employees.

We are focused on building a culture of automation and efficiency. Our claims department benefits from the implementation of workflows where certain actions are triggered based on specific claims events which reduces lower-value administrative tasks and allows for more efficient decision-making and claims resolution.

We have built a preferred vendor network to provide various mitigation services such as tarping, water mitigation and tree removal. By pre-negotiating contracts with these vendors, in the event of covered damages, we can accelerate the restoration process while minimizing repair costs. For example, during Hurricane Ian, we utilized this network to reduce costs and mitigate further damage while improving customer satisfaction. We also maintain constant communication with policyholders to protect them from poor workmanship and fraud, by encouraging them to use our preferred vendor network.

We have built-in processes and trainings for the detection and prevention of fraudulent activity in claims. We continue to research, test and pilot the use of machine learning and artificial intelligence to flag early indications of fraud and the potential for litigation.

In addition to the streamlined claims management system, we use enterprise-wide data management to create a data-driven claims life cycle. We aim to determine relationships between similar claims and outcomes and utilize predictive analytics from the data to triage, assign, investigate and evaluate claims. The use of our historical dataset with this real-time business intelligence platform provides the claims team information and performance metrics that drives improvement in efficiency, accuracy and response time and helps to avoid litigation.

Distribution

We market and write insurance policies through two channels: our independent agents and DTC. We are an agency-focused company and pride ourselves on our ability to provide superior customer service to both our agents and policyholders. Our management and underwriting teams have strong and well-established relationships with our distribution partners. We look to recruit independent agents through these strong relationships alongside cooperative efforts with the various states’ agent associations, and by seeking contracts with agencies currently placing significant volume with Citizens, to the extent those agents are willing to accept new appointments.

Our agents provide us with valuable input regarding market needs through agency visits, strategy meetings and feedback sessions. We provide our agents with extensive training in the use of our agency portal, product offerings, underwriting requirements and exposure management efforts. We believe that Violet, our proprietary underwriting system, allows our agents to quickly bind a policy within minutes, which helps to drive improved quote and bind ratios. Most of the increased speed and efficiency of Violet is driven by process automation that automatically pulls risk characteristics, claim history and other required data points, versus legacy systems in the insurance industry that require agents to manually input quoting data. Violet’s efficiency and speed makes it a preferred choice for our agents. We launched Violet to a small number of agencies in September of 2023 and to all Florida agencies on January 29, 2024. In our first full month with Violet, we saw a total quote volume of over 89,000 quotes.

In addition to our independent agent distribution network, we are also focused on building out DTC distribution channel given the usefulness of this channel in the long-term. Our current strategy is focused on low-cost customer acquisition through embedded relationships with mortgage bankers and building trade organizations, among other low-cost channels. As we continue to scale our operations, we anticipate that our DTC distribution will continue to scale and focus on accretive market opportunities. By combining our advanced technology and superior underwriting expertise, we are able to focus our DTC on select geographies that produce outsized returns.

Technology

Our technology platform is at the center of everything we do and every decision we make, helping us win profitable business. Our technology platform is built on a foundation of insurance principles which leverage Big Data and process automation. We have a proprietary $6 trillion TIV dataset which enables us to build superior artificial intelligence and machine learning tools to streamline underwriting, claims and predictive analytics, which drive lower loss ratios by focusing risk selection on higher margin generating policies.

At the heart of our technology platform is our comprehensive, enterprise-wide data repository, which we have used to pioneer our prospective underwriting model to assess individual policy profitability at the point-of-sale. Using this data repository, we have developed a proprietary predictive loss ratio model to estimate loss costs for each risk. This allows us to estimate profitability on an individual policy level at the time of sale, enabling us to make decisions efficiently regarding risk selection. Our model also estimates forward-looking reinsurance costs on a policy level basis at the point-of-sale. Our model dynamically adjusts the reinsurance cost as the amount at risk, concentration and other factors change across the portfolio, enabling us to accurately predict reinsurance costs at the policy level.

We partner with an aerial imagery provider which is incorporated into our technology platform. We use post-catastrophe aerial imagery and roof damage scores for all affected risks within 48 hours of an event along with our traditional overlaid storm track information, to triage our catastrophe response and deploy our construction resources to mitigate the damage.

Automation is another key area of focus. We have automated as many business processes as possible. For example, our claims team uses robotic process automation (“RPA”) to automate the Electronic First Notice of Loss (“eFNOL”) logging process. This was particularly helpful during Hurricane Ian to track and effectively resolve outstanding claims. We also use proprietary RPA to feed data into our underwriting AI for faster and more accurate results.

For data reporting, we have built standard reporting dashboards in PowerBI for all departments to streamline the flow of information throughout the business. A few examples of these include dashboards that display catastrophe exposure, renewal retention analytics, claim statistics and profitability studies.

Risk Management

Our risk management function is at the center of our decision-making and our day-to-day activities and is a core component of our strategy to generate superior risk-adjusted returns.

The risk management function is led by Shannon Lucas, our CRO and COO, who has over 20 years of insurance experience. Our risk management team carefully manages our exposures and adheres to strict corporate risk appetite and tolerances for exposure accumulation. The team is supported by six individuals with extensive experience focusing on the coastal exposed property business. We focus on reinsurance, data and company-wide analytics with a framework that allows for real-time exposure management and drives strategic growth while adhering to our corporate risk appetite. Our unique approach to risk management allows us to project forward our aggregations, reinsurance costs and underwriting profitability on a prospective basis. We have established key risk tolerances and exposure management measures to protect our capital base from severe events. Our goal is to hedge our risk exposure and consolidated retention caused by a catastrophe event to no more than 25% of our annual pre-tax earnings.

We license Verisk Touchstone to regularly model in-force policies and review key metrics surrounding aggregations and volatility of the portfolio. We also use the Touchstone platform to produce PML analysis at specified intervals to validate our forecasts. We conduct regular modeling aimed at maintaining an optimal portfolio with minimal risks in higher catastrophe cost segments. Our underwriting systems are built to set territorial rules and restrictions in real-time to ensure that the Company does not exceed aggregations based on corporate risk tolerance levels. In addition, we conduct regular reviews of financial underwriting results in tandem with the underwriting team. We created a proprietary Florida building code database, which is used to validate primary and secondary risk characteristics, ensuring data accuracy for our portfolio and underwriting technology.

Reinsurance

We strategically purchase reinsurance to limit exposure to catastrophic events and protect our capital base from severe convective storms and hurricanes. Reinsurance is an important part of our risk management strategy and premiums paid to reinsurers is our single largest cost. We seek a diversified portfolio of reinsurance with the use of traditional reinsurance capacity, utilization of the FHCF and the use of multi-year catastrophe bonds. All reinsurance we purchase is on an excess of loss basis and covers all perils. We currently purchase catastrophe excess of loss reinsurance to the 194-year return period, well in excess of the 130-year return period primarily used in Florida and required by our rating agency and regulators. As of June 1, 2024, 100% of our private reinsurance recoverables were either fully collateralized or derived from reinsurers rated “A-” (Excellent) by A.M. Best, or better.

Our annual reinsurance program, which is segmented into layers of coverage, protects us for excess property catastrophe losses and loss adjustment expenses. In placing our reinsurance program, we seek to obtain multiple years of coverage for certain layers through multi-year reinsurance agreements. We believe this limits uncertainty on reinsurance coverage and pricing. 61% of our 2024 reinsurance program, excluding the FHCF, was on a multi-year basis.

The FHCF is a tax-exempt state trust fund under the supervision of the Florida State Board of Administration. The fund is operated with the objective of maintaining adequate homeowners and commercial residential insurance capacity within the state of Florida. Participation in FHCF is mandatory for Florida domestic residential property insurers. The fund provides excess of loss coverage below the cost that would be provided for similar coverage within the private market.

We treat our reinsurers as long-term partners. As such, we target underwriting profitability on a gross basis, before utilization of reinsurance, to ensure consistent support from our reinsurance partners and to protect ourselves from changes in the reinsurance market. Our sophisticated modeling and large database allow us to consider prospective reinsurance costs in our underwriting decisions, ensuring that we target profitable policies aligned with our reinsurance program. We include assumptions on individual policies and the prospective impact of each additional risk on our PML and expected reinsurance costs, which combined with multi-year reinsurance capacity limits uncertainty and unexpected increases in future reinsurance costs. Based upon catastrophe modeling, it would take an event beyond our 1-in-194-year PML to exhaust our 2024 – 2025 property catastrophe coverage. We currently seek to retain no more than 25% of our annual pre-tax earnings from a first-event catastrophic loss that is below the top of our reinsurance program. We believe that our reinsurance program provides adequate coverage for named storms.

By accessing catastrophe reinsurance coverage through the capital markets, we aim to diversify our sources of reinsurance capacity in a cost-effective manner and receive multi-year coverage, protecting our capital and maintaining profitability. In 2023, we executed our first two catastrophe reinsurance catastrophe bonds with Purple Re Ltd. (“Purple Re”), a Bermuda special purpose insurer, which provides three years of coverage from catastrophe losses caused by certain named storms, including hurricanes. In 2024, we executed our third catastrophe reinsurance catastrophe bond. As of June 1, 2024, we have $410 million of coverage remaining through these three notes. Series 2023-1 was issued in April 2023 and expires in April 2026 and Series 2023-2 was issued in July 2023 and expires in June 2026, and Series 2024-1 was issued in April 2024 and expires in June 2027. The limit of coverage of $410 million is fully collateralized by a reinsurance trust account for the benefit of SIC. SIC makes periodic premium payments to Purple Re during this three-year risk period. Purple Re issued $410 million of principal-at-risk variable notes to fund the reinsurance trust account and its obligations to SIC under the reinsurance agreement. The maturity date of the notes may be extended up to two additional years to satisfy claims following covered catastrophic events that have occurred during the three-year term of the reinsurance agreement.

2024 – 2025 reinsurance program

Our 2024-2025 reinsurance program incorporates the mandatory coverage required by law to be placed with the FHCF. We also have purchased private reinsurance below, alongside and above the FHCF layer. The following describes the layers of our 2024-2025 reinsurance program:

•

Our Retention. We have a consolidated first event retention of $59.4 million of losses and loss adjustment expenses, which is made up of $44.8 million of first event captive participation and $14.6 million of captive RPP participation. We have a consolidated second event retention of $44.8 million, which is retained within the captive. We have a consolidated third event retention of $35 million, which is retained within the captive.

•

Layer Below FHCF. Immediately above and alongside our retention, we purchase $340.2 million of reinsurance from highly rated third-party reinsurers. Through the placement of prepaid layers and payment of a reinstatement premium, we have two full limits below the FHCF. To the extent that the limit below the FHCF, or a portion thereof, is exhausted in a first catastrophic event, we have purchased prepaid layers or reinstatement premium protection insurance to pay the required premium necessary for the reinstatement of this coverage.

•

FHCF Layer. Our FHCF coverage includes an estimated maximum provisional limit of 90% of $792 million, or $713 million, in excess of our retention and private reinsurance of $379 million. The limit and retention of our FHCF coverage is subject to upward or downward adjustment based on, among other things, submitted exposures to FHCF by all participants. The FHCF estimate is currently based on the most up-to-date 2024 rates and multiples, as of December 12, 2024. We purchase coverage alongside, above, and below the FHCF layer from third party reinsurers. The layer alongside is in the amount of $85 million and the layer immediately above is in the amount of $35 million. The private reinsurance is generally adjusted to fill in gaps in our FHCF coverage. The FHCF coverage cannot be reinstated once exhausted, but it does provide coverage for multiple events.

•

Purple Re Layers. As described above, we entered into a catastrophe reinsurance agreement with Purple Re, which provides coverage for $410 million of losses and loss adjustment expenses in excess of $1.2 billion, collateralized by the proceeds of the issuance. To the extent our FHCF and private coverage is partially or entirely exhausted by a first catastrophic event, Purple Re would provide coverage of $410 million of losses and loss adjustment expenses in excess of $505 million.

•

Layer Above. We have additional $232.6 million of coverage alongside and above the Purple Re 2023-1, 2023-2 and 2024-1 catastrophe bonds of loss and loss adjustment expense. This coverage cannot be reinstated once exhausted, but it does provide coverage for multiple events. $90 million of the limit is alongside Purple Re 2024-1 while $142.6 million is above.

•

Third Event. We have an additional $62.6 million of coverage in excess of $35 million consolidated retention of loss and loss adjustment expense for a third event. This coverage is in place to protect against frequency of events.

2024-2025 reinsurance tower

$1.86B
Private Market Limit Above FHCF
Ret
194yr
$1.72B
Purple Re 2024-1 Bond(s)
Private Market Limit Above FHCF
$1.42B
$1.41B
130yr
Purple Re 2023-2
$1.32B
$1.24B
100yr
Purple Re 2023-1
$1.22B
$1.17B
2024 Projected FHCF Layer
Private Limit Alongside and Above FHCF
1926 Great Miami - $1.17B
2022 Ian - $1.09B
1928 Okeechobee - $959M
1992 Andrew - $496M
$385M
$379M
2017 Irma - $387M
2004 Charley - $385M
2005 Wilma - $286M
Private Market Limit Below the FHCF
2004 Frances - $184M
2004 Jeanne - $143M
2018 Michael - $86M
$0

Modeled return periods and historical loss estimates (excluding Hurricane Ian) derived from Verisk Touchstone Standard Catalog with Demand Surge.

We test the sufficiency of our reinsurance program by subjecting our exposures to statistical testing based on the most severe hurricanes which have hit Florida using the Verisk U.S. Hurricane Model. Hurricane Ian’s historical loss estimate is calculated by taking the actual losses by county and dividing by the TIV within those counties at the time of the storm to come up with a loss factor relative to TIV, which was then multiplied by our estimated TIV by county as of September 30, 2024. Based on this testing using Verisk Touchstone, there are no historical Florida storms that exhaust our first event reinsurance tower and it is estimated that our maximum loss based on known events is $983 million, substantially less than our $1.86 billion first event reinsurance tower, which is a testament to the strength of reinsurance protection. We also purchase third event reinsurance coverage, which provides $98 million of coverage for third event storms, which is in excess of the two-event coverage that is typically purchased in the Florida market.

For the twelve months ending May 31, 2025, we have purchased reinsurance from the following sources: (i) the FHCF, (ii) 30 private reinsurers, which were all rated “A-” or higher by A.M. Best or S&P, (iii) four private reinsurers that have provided collateral to fully cover their exposure and (iv) a protected cell reinsurer whose shares are owned by Slide Reinsurance Holdings, LLC, our wholly-owned reinsurance subsidiary. Our entire reinsurance program is placed with AM Best “A” rated reinsurers or better, fully collateralized reinsurers, or the FHCF.

Background and Slide’s Participation in the Citizens Depopulation Program

The Company began to assume policies from Citizens in the second half of 2023. Citizens is the largest homeowners insurer in the state of Florida as measured by premium in force and acts as the state-owned insurer of last resort. It is incentivized by the state to transfer policies from its books to the private market in order to reduce systemic risk to the insurance market. Citizens generally offers depopulations on a monthly basis. The Company has selectively assumed personal residential and commercial residential policies from Citizens in fifteen separate assumption transactions between August 2023 and March 2025. For context, the direct earned premiums of the Citizens policies assumed by the Company during the course of 2024 prior to the date of assumption of such policies was $293,158,939 for the year ended December 31, 2023 according to the Annual Statement of Citizens Property Insurance Corporation for 2023 and management’s calculations. In addition, the unearned premiums of Citizens policies assumed by the Company during 2024, was $254,322,831 as of December 31, 2023 according to the Citizens Annual Statement and management’s calculations.

In order to be eligible to participate in an assumption transaction, the Company must first apply to the FLOIR for approval to assume a specified number of policies approximately four and a half months prior to the proposed assumption date. The Company prepares and submits an application showing the cumulative pro forma financial impact of assuming all policies for which it has applied and all policies it has been previously approved to assume. Approximately 45 days after the application has been submitted the Company is informed whether they have been approved for the assumption. Once Slide receives FLOIR approval indicating the maximum number of policies it may assume, Citizens provides the Company with a list of policies eligible for assumption and the relevant policy data. Slide evaluates these policies over an approximately two-week period and submits to Citizens a list of policies it would like to assume, together with estimated renewal premiums to Citizens, as discussed in more detail below under the sub-heading “—Slide’s Process and Procedures for Selecting Citizens Policies.”

Citizens then sends all private insurance company offers to the policyholder, which includes the amount of their estimated premium upon renewal. Policyholders generally have approximately six weeks to select their preferred insurance carrier. If the renewal premium for any private insurer’s offer is within 20% of Citizens’ renewal premium, the policyholder cannot elect not to participate in, or “opt out” of the assumption by such private insurer (such as the Company). If the renewal premium comparison is more than 20% of Citizens’ renewal premium, the policyholder may “opt out” of the assumption. Upon an assumption by Slide, Citizens then transfers to Slide the unearned premiums as of the effective date of the assumption transaction for the policies that have not opted out of such transaction. A policyholder may also opt-out during the 30-day period following the effective date of the assumption transaction, but only if the premium difference between Slide’s renewal and

Citizens’ renewal is greater than 20%. If a policyholder opts-out during such period, Slide returns the applicable unearned premiums to Citizens.

Under the terms of its typical assumption agreements with Citizens, the Company assumes all liability and obligation for losses under the assumed policies arising on or after the effective date of the assumption transaction, and the Company directly services all policyholder claims related to such losses. Citizens remains liable for all losses under the assumed policies arising prior to the effective date of the assumption transaction and is solely responsible for servicing all policyholder claims related to such losses. All of the policies selected by the Company are annual policies which are rewritten at the Company’s rates using the Company’s coverage and forms within a year following their assumption from Citizens. From the time to initial application to assumption by the Company, the process takes approximately four and a half months.

Slide’s Process and Procedures for Selecting Citizens Policies

The Underwriting Advisory Council sets general underwriting guidelines and goals around future assumptions from Citizens; the Board of Directors has delegated the underwriting of policies, including Citizens assumptions, to the Company’s management. The underwriting guidelines rarely change but the Company’s overall goals do change from assumption to assumption, based on time of year, current portfolio distribution, reinsurance, and other market factors. The Company’s risk management team uses these guidelines and goals to analyze each policy’s initial data file provided by Citizens to determine which policies to apply for. The Company’s risk management team models the policies within the initial data file and performs reinsurance cost estimation for each policy, and the Company’s actuarial team rates the policies using FLOIR approved Slide rates and forms.

The Company’s risk management team then compares the Company’s estimated renewal premium against the estimated reinsurance costs to determine which policies are candidates for selection. Potential participants in the Citizens take-out process are only permitted to select policies within 40% of Citizens’ estimated renewal premium – and therefore policies over 40% are removed from the candidate pool.

The Company’s risk management team then models the policy candidates. The model produces probable maximum loss which, along with exposure aggregation and estimated reinsurance costs, are used to calculate the most optimal policy selection. Finally, the Company’s risk management team presents the results to the Underwriting Advisory Council and a decision is made as to which policies to apply for a given renewal period.

The Company currently expects to participate in Citizens depopulation program in the short term consistent with its past practice. However, the Company continually evaluates its participation in the Citizens depopulation program, and may in the future decrease, or cease its participation in the program entirely, subject to market conditions as well as the underlying quality of the policies subject to the program. See “Risk Factors—We may pursue opportunities to participate in Citizens’ take-out program and directly assume policies issued by Citizens to policyholders who were otherwise unable to obtain private insurance. Take-out opportunities are subject to a number of timing and execution risks, and we may fail to participate in Citizens’ take-out programs on terms that are ultimately profitable to us, or at all” for more information.

Slide’s Criteria for Assuming Citizens Policies

The Company evaluates several core criteria during its underwriting process with Citizens. The most important criteria are geographic distribution, distance to coast, risk characteristics such as construction, occupancy, square footage, year of construction, roof shape, roof age, and claims activity.

A summary of the criteria for the policies assumed in calendar year 2024 is provided below and compared to the Company’s portfolio at year-end 2023. As illustrated in the tabular disclosure in the sub-sections that follow, the risk characteristics of the assumed Citizens policies closely tracks the risk characteristics of the Company’s stand-alone historical portfolio. As a result, the Company expects the financial performance of the Citizens policies it assumes to closely track the financial performance of the balance of the Company’s portfolio of policies.

In the tables that follow in each sub-heading in this section, the following terms have the meanings ascribed to them below:

•	PIF: Policies in force

•	Locations: Number of buildings

•	TIV: Total Insured Value, including Coverages A (dwelling), B (other structures), C (contents), and D (loss of use)

•	Average TIV: TIV divided by Locations

•	Premium: In force premium

•	Average Premium: Premium divided by Locations

For the reader’s reference, the “County” heading table in the sub-section “—Geographic Distribution” below includes both PIF and Locations. In contrast to personal residential policies, commercial policies commonly have multiple locations with distinct rating characteristics. In the sub-sections “—Distance to Coast”, “—Primary and Secondary Risk Characteristics”, locations are shown, not PIF, as a single commercial policy can contain more than one risk characteristic and would therefore, in management’s view, result in inaccurate PIF totals.

The Company believes that the strong correlation between the primary and secondary characteristics of the assumed Citizens policies and the Company’s historical portfolio discussed below strongly supports the Company’s expectation that the financial performance of the assumed policies will approximate that of the rest of the Company’s portfolio and that therefore the Company’s historical financial performance is the best indicator of the amount, timing and probability of future cash flows and liabilities.

Geographic Distribution

The Company evaluates geographic distribution of Citizens’ policies to enhance balance of risks and to prevent unintended concentrations of risk. Concentrations of risk increase the risk of catastrophe losses and result in higher reinsurance costs. Accordingly, the Company often selects geographical distributions that differ from its existing distributions to enhance its spread of risk and reduce or maintain current reinsurance expenses. As part of its underwriting strategy, the Citizens policies selected by the Company generally have similar levels of geographic distribution as the Company’s existing policies in force and are selected in complimentary regions so as not to materially alter the geographic distribution of the Company’s policies in force. The Company uses geographic spread of risk and policy distribution to form opinions about policy distribution and the reinsurance costs associated with the portfolio.

To determine the expected loss in a given geography, frequency of events (number of events) and severity of events (e.g., Category 5 wind speeds versus Category 1 wind speeds) are considered by the Company. Having a high frequency and high severity will on average produce more loss than a low frequency and low severity relative to comparable policies. This is where the Company’s catastrophe models come into consideration, as they take into account both frequency and severity of events. When Florida is the first landfalling area in the catastrophe model the Company licenses, 34% of all events make landfall in Monroe or Miami-Dade counties and 37% of the major hurricanes (i.e., Category 3, 4 and 5) are in those two counties. In contrast, the four most Western counties in the Florida Panhandle (Escambia, Santa Rosa, Okaloosa, and Walton) make up 9% of all hurricanes and 7% of the major hurricanes. As a result, the same policy in Walton County is less risky than Miami-Dade County.

The importance of geographic distribution in the Company’s risk balancing efforts is illustrated by the combined Slide and Citizens by county table below. For purposes of evaluating risk, the Company groups Florida counties into regions. Within the catastrophe model the Company licenses, the following shows the percentage of total events that make landfall in a given region, the percentage of major hurricanes, and the percent of total insured value:

•

Southeast Florida (Miami, Broward and Palm Beach counties): 28% of all events, 35% of Category 3 through 5 events, and representing 28% of Slide’s total insured value taking into account assumed Citizens policies

•

West Central Florida (Pinellas and Hillsborough counties): 1% of all events, 1% of Category 3 through 5 events, and representing 11% of Slide’s total insured value taking into account assumed Citizens policies

•

Central Florida (Polk and Orange counties): Given that these are inland counties there are no direct landfalling events,; this region represents 10% of Slide’s total insured value taking into account assumed Citizens policies

•

Southwest Florida (Collier, Sarasota, and Lee counties): 11% of all events, 12% of Category 3 through 5 events, and representing 17% of Slide’s total insured value taking into account assumed Citizens policies

The following tables illustrate the geographic distribution by county of the number of policies in force, total insured value, average total insured value, average premium per policy and percentage of total insured value (as calculated by dividing (x) the total insured value for a given county by (y) the total insured value with respect to the aggregate policies in force) with respect to (i) the Citizens policies eventually assumed by Slide during the course of 2024 as of December 31, 2023 (ii) such information with respect to Slide as of December 31, 2023 and (iii) such information on a combined basis as of December 31, 2023 for illustrative purposes.

Citizens Policies Assumed by Slide during 2024		As of December 31, 2023
Rank	County	State	PIF	Locations	TIV	Average TIV	Average Premium	% of Total
1	Broward	FL	17,912	18,376	8,174,870,996	444,867	5,192	13%
2	Hillsborough	FL	12,698	13,073	6,711,241,679	513,367	2,878	11%
3	Orange	FL	13,931	14,422	6,539,662,976	453,450	5,576	10%
4	Palm Beach	FL	13,486	13,952	6,227,280,997	446,336	4,443	10%
5	Miami-Dade	FL	12,572	12,624	5,735,115,756	454,303	2,379	9%
6	Pinellas	FL	8,362	9,058	4,012,673,261	442,998	3,193	6%
7	Lee	FL	6,789	6,950	3,005,738,696	432,480	2,764	5%
8	Polk	FL	6,412	6,414	2,635,202,462	410,852	2,293	4%
9	St. Lucie	FL	4,465	4,509	2,078,744,705	461,021	3,127	3%
10	Seminole	FL	3,627	3,732	1,628,794,935	436,440	2,568	3%
	All Other (55 Counties)	FL	35,720	36,389	16,889,034,925	464,125	2,431	27%

Total			135,974	139,499	63,638,361,388	456,192	3,444	100%

Slide Policies in Force		As of December 31, 2023
Rank	County	State	PIF	Locations	TIV	Average TIV	Average Premium	% of Total
1	Lee	FL	22,928	22,928	11,651,377,645	508,172	3,751	11%
2	Broward	FL	22,505	22,505	11,539,365,294	512,747	5,974	10%
3	Palm Beach	FL	19,016	19,016	10,788,029,647	567,313	5,568	10%
4	Collier	FL	11,542	11,542	6,439,917,259	557,955	3,930	6%
5	Hillsborough	FL	9,848	9,848	5,581,121,020	566,726	3,848	5%
6	Sarasota	FL	9,697	9,697	5,433,534,817	560,332	3,664	5%
7	Miami-Dade	FL	11,931	11,931	5,244,710,606	439,587	5,646	5%
8	Manatee	FL	8,298	8,298	5,054,934,916	609,175	3,421	5%
9	Orange	FL	9,067	9,067	4,980,453,018	549,294	3,801	5%
10	Polk	FL	9,748	9,748	4,321,383,858	443,310	2,756	4%
	All Other FL (57 Counties)	FL	75,196	75,196	38,095,962,209	506,622	3,488	35%
	All Other SC (37 Counties)	SC	1,728	1,728	1,116,173,364	645,934	3,551	1%

Total			211,504	211,504	110,246,963,653	521,252	4,116	100%

Combined Citizens Policies Assumed during 2024 and Slide Policies in Force		As of December 31, 2023
Rank	County	State	PIF	Locations	TIV	Average TIV per Location	Average Premium	% of Total
1	Broward	FL	40,417	40,881	19,714,236,290	482,235	5,687	11%
2	Palm Beach	FL	32,502	32,968	17,015,310,644	516,116	5,165	10%
3	Lee	FL	29,717	29,878	14,657,116,341	490,566	3,541	8%
4	Hillsborough	FL	22,546	22,921	12,292,362,699	536,293	3,350	7%
5	Miami-Dade	FL	25,862	26,353	11,784,373,582	447,174	5,714	7%
6	Orange	FL	21,639	21,691	10,715,568,774	494,010	2,980	6%
7	Collier	FL	13,652	13,704	7,419,640,820	541,422	3,895	4%
8	Sarasota	FL	13,324	13,429	7,062,329,752	525,901	3,386	4%
9	Polk	FL	16,160	16,162	6,956,586,320	430,429	2,573	4%
10	Pinellas	FL	14,211	14,907	6,580,634,876	441,446	3,668	4%
	All Other FL (57 Counties)	FL	115,720	116,381	58,570,991,579	503,269	3,130	34%
	All Other SC (37 Counties)	SC	1,728	1,728	1,116,173,364	645,934	3,551	1%

Total			347,478	351,003	173,885,325,041	495,396	3,888	100%

Distance to Coast

The Company also evaluates the distance to the coast in determining which Citizens policies to assume because policies further from the coast are less susceptible to hurricane losses, and have lower reinsurance costs. The Company utilizes AIR as its primary risk-based catastrophe model. When using AIR modeling, policies generally have higher reinsurance costs if they are closer to the coast. Small differences in distance —even as low as a third of a mile — to the coast often produce large differences in reinsurance costs, which is especially acute in properties closest to the coast.

The Company utilizes the distance to coast to determine differences in reinsurance costs for policies assumed from Citizens as compared with the Company’s portfolio, as well as the combined impact of distance to coast of both portfolios. The following tables illustrate the distance to the coast by total insured value, average total insured value and percentage of total insured value (as calculated by dividing (x) the total insured value for a given distance to coast by (y) the total insured value) with respect to (i) the Citizens policies eventually assumed by Slide during the course of 2024 as of December 31, 2023, (ii) Slide’s policies in force as of December 31, 2023 and (iii) such information on a combined basis as of December 31, 2023 for illustrative purposes.

	As of December 31, 2023
	Citizens Policies Assumed by Slide during 2024				Slide Policies in Force				Combined Citizens Policies Assumed during 2024 and Slide Policies in Force
Distance to Coast	Locations	TIV	Average TIV	% of Total	Locations	TIV	Average TIV	% of Total	Locations	TIV	Average TIV	% of Total
0-0.1 Miles	494	$111,309,603	$225,323	0%	1,883	$435,215,160	$231,129	0%	2,377	$546,524,763	$229,922	0%
0.1-0.4 Miles	1,413	392,161,465	277,538	1%	3,139	798,994,007	254,538	1%	4,552	1,191,155,472	261,677	1%
0.4-0.8 Miles	1,246	371,798,346	298,394	1%	2,110	951,572,591	450,982	1%	3,356	1,323,370,937	394,330	1%
0.8-1.5 Miles	2,092	489,923,694	234,189	1%	2,854	1,200,805,665	420,745	1%	4,946	1,690,729,359	341,838	1%
1.5-2.5 Miles	3,205	1,145,499,769	357,410	2%	3,904	2,008,908,433	514,577	2%	7,109	3,154,408,202	443,720	2%
2.5-3.5 Miles	5,673	2,156,629,287	380,157	3%	7,558	3,642,104,788	481,887	3%	13,231	5,798,734,075	438,269	3%
3.5-4.5 Miles	6,220	2,575,075,970	413,999	4%	11,134	5,642,906,959	506,818	5%	17,354	8,217,982,929	473,550	5%
4.5-7.5 Miles	20,034	9,341,988,083	466,307	15%	34,573	18,461,418,950	533,984	17%	54,607	27,803,407,033	509,155	16%
7.5+ Miles	61,203	30,006,645,037	490,281	47%	96,598	53,069,166,870	549,382	48%	157,801	83,075,811,907	526,459	48%
Inland	37,919	17,047,330,134	449,572	27%	47,751	24,035,870,230	503,358	22%	85,670	41,083,200,364	479,552	24%

Total	139,499	$63,638,361,388	$456,192	100%	211,504	$110,246,963,653	$521,252	100%	351,003	$173,885,325,041	$495,396	100%

Primary and Secondary Risk Characteristics

The Company evaluates various construction characteristics when evaluating Citizens’ policies, which are important factors in mitigating loss from a hurricane event. Each of the characteristics below are important data inputs into the catastrophe modeling platform used by the Company to evaluate risk and determine reinsurance coverage and pricing. These factors are important because better construction standards perform better in catastrophe events and have lower reinsurance costs. The Company utilizes this information to compare the overall risk profile of the Company’s policies to Citizens’ policies, and the change in risk profile when combined together.

Specifically, the Company generally evaluates the following risk characteristics when determining the Citizens policies it proposes to assume in a given period:

Primary Risk Characteristics:

•

Construction. Construction is important as it’s the elemental feature of the structure being insured. In Florida, based on management’s experience, masonry (i.e., bricks), wood frames, and reinforced concrete structures are the primary types of structures that are used in residences. Masonry is the most common building matter and is more structurally sound than wood frames. However, reinforced concrete structures are built to handle hurricanes better than both wood frame and masonry.

•

Occupancy. Understanding if the building is a single family, multi-family, condominium, or other occupancy is important to understand its vulnerability to hurricanes. In the Company’s catastrophe models, in general a single family performs better than multi-family and condominium.

•

Stories. The Company views the number of stories of a dwelling as a critical component when underwriting commercial residential or personal residential policies. If a structure is over seven stories, then the Company can make a reasonable assessment that its construction is superior and has a concrete roof deck, which is likely to perform better in a hurricane than a non-concrete roof deck. Concrete has great compressive strength and low tensile strength, therefore concrete suspended as a roof deck will always have to be reinforced for it to exist and function as intended based on the building code in effect.

•

Year Built. The year in which a dwelling was built is critical for the Company’s analysis of which policies it assumes, because it is the basis for understanding what building codes the structure was built in accordance with. There have been many updates over the years to the Florida Building Code (the “FBC”) which governs construction standards in Florida. Two important updates were in 1994 when building codes in Miami-Dade and Broward counties became more stringent following Hurricane Andrew and in 2002 when the rest of the state of Florida adopted similar codes following the 1994 updates to the FBC with respect to Miami-Dade and Broward counties. Older properties with less stringent building codes are likely to not perform as well as newer properties that have more stringent building codes.

•

Square Footage. Square footage is an important metric for the Company to consider in determining which Citizens policies to assume, as different size homes have different vulnerabilities; larger homes tend to be built better and perform better in wind events. In addition, square footage relative to Coverage A helps the Company determine if the coverage amounts are in line with replacement costs when reviewing prospective Citizens policies that may be assumed by the Company. For example, for a 5,000 square foot home with Coverage A in the amount of $250,000, the Coverage A per square foot is $50 – well below what it would cost to rebuild the property and therefore underinsured.

Secondary Risk Characteristics:

•

Year Roof Built. The year in which a roof is built is an important characteristic the Company evaluates in determining which policies to assume from Citizens. Newer roofs generally perform better in hurricanes and severe thunderstorms, thereby limiting downside risk to the Company over the course of a given insurance contract.

•

Roof Shape. The Company views roof shape as an important secondary characteristic as hip roofs perform better in hurricanes than gable roofs because they are engineered to have lower damageability during wind events.

•

Roof Deck Attachments. Roof deck attachments are an important metric for the Company because it indicates how the roof deck is attached to the roof rafters. The are numerous different roof deck attachment types based on the building code in place when a home is constructed. In addition, the size and strength of the nail that is holding the roof deck to the rafters and how far the nails are spaced apart are relevant metrics. The better the strength and closer nails are spaced, the better the roof performs in a hurricane (i.e., it is less likely to be damaged, resulting in a claim). On the other hand, weaker nails and further spacing between nails generally indicates that the roof is more likely to be damaged in a hurricane.

•

Window Protection. Window protection is an important risk characteristic because it will help to protect a home from getting wind and water intrusion into the structure’s envelope. Homes with hurricane impact glass, for example, will prevent damage better than homes with ordinary glass windows.

•

Secondary Water Resistance. Secondary water resistance is an underlayment below the roof covering designed to stop water penetration if the outer layer of the roof is damaged. This is an important risk characteristic in determining which policies to assume because roofs with secondary water resistance are engineered to reduce water penetration that can damage the structure.

•

Roof Deck. Roof deck is a key feature in the construction of flat roofs. If a roof shape is flat and not constructed with reinforced concrete slabs, it will not perform as well as ones with reinforced concrete slabs.

The following tables illustrate the primary and secondary risk characteristics with respect to the total insured value, average total insured value, and percentage of total insured value (as calculated by dividing (x) the total insured value for a given characteristic by (y) the total insured value) with respect to (i) the Citizens policies assumed by Slide during the course of 2024 as of December 31, 2023, (ii) such information with respect to Slide as of December 31, 2023 and (iii) such information on a combined basis as of December 31, 2023 for illustrative purposes. As can be seen below, the Citizens assumed policies demonstrate primary and secondary characteristics substantially similar to the Company’s historical portfolio of policies.

	As of December 31, 2023
Primary Risk Characteristics	Citizens Policies Assumed by Slide during 2024
Construction	Locations	TIV	Average TIV	% of Total
Unknown	205	$21,167,300	$103,255	0%
Wood Frame	18,591	8,571,639,808	461,064	13%
Masonry	117,671	53,449,254,294	454,226	84%
Reinforced Concrete	3,032	1,596,299,986	526,484	3%

Total	139,499	$63,638,361,388	$456,192	100%

Occupancy	Locations	TIV	Average TIV	% of Total
Permanent Dwelling: Single Family	120,802	$56,370,049,226	$466,632	89%
Apartments / Condominiums	18,697	7,268,312,162	388,742	11%

Total	139,499	$63,638,361,388	$456,192	100%

Stories	Locations	TIV	Average TIV	% of Total
Unknown	639	$44,906,800	$70,277	0%
1 story	106,945	47,359,746,882	442,842	74%
2 story	25,273	11,951,870,448	472,911	19%
3 story	3,070	1,164,586,203	379,344	2%
4 to 7 stories	1,301	1,697,572,567	1,304,821	3%
8 or more stories	2,271	1,419,678,488	625,134	2%

Total	139,499	$63,638,361,388	$456,192	100%

Year Built	Locations	TIV	Average TIV	% of Total
Pre 1995	92,234	$39,658,721,910	$429,979	62%
1995—2001	14,052	7,342,562,588	522,528	12%
2002—2008	25,953	12,900,490,438	497,071	20%
2009 or newer	7,260	3,736,586,452	514,681	6%

Total	139,499	$63,638,361,388	$456,192	100%

Square Footage	Locations	TIV	Average TIV	% of Total
Unknown	1,100	$274,248,697	$249,317	0%
< 1507 sq feet	54,543	15,183,695,385	278,380	24%
1507-2507 sq feet	67,751	32,689,362,666	482,493	51%
2508-5005 sq feet	13,962	9,926,923,058	710,996	16%
5006-10010 sq feet	1,011	894,897,082	885,160	1%
10010 or more sq feet	1,132	4,669,234,500	4,124,765	7%

Total	139,499	$63,638,361,388	$456,192	100%

	As of December 31, 2023
Primary Risk Characteristics	Slide Policies in Force
Construction	PIF	TIV	Average TIV	% of Total
Unknown	64	$45,050,369	$703,912	0%
Wood Frame	48,835	26,902,881,494	550,893	24%
Masonry	155,853	82,136,425,409	527,012	75%
Reinforced Concrete	6,752	1,162,606,381	172,187	1%

Total	211,504	$110,246,963,653	$521,252	100%

Occupancy	PIF	TIV	Average TIV	% of Total
Permanent Dwelling: Single Family	186,822	$106,601,322,202	$570,604	97%
Apartments / Condominiums	24,682	3,645,641,451	147,704	3%

Total	211,504	$110,246,963,653	$521,252	100%

Stories	PIF	TIV	Average TIV	% of Total
Unknown	1	$59,000	$59,000	0%
1 story	163,715	86,333,419,202	527,340	78%
2 story	36,151	21,689,067,261	599,958	20%
3 story	2,856	754,835,651	264,298	1%
4 to 7 stories	3,289	448,544,803	136,377	0%
8 or more stories	5,492	1,021,037,736	185,914	1%

Total	211,504	$110,246,963,653	$521,252	100%

Year Built	PIF	TIV	Average TIV	% of Total
Pre 1995	112,111	$52,629,251,862	$469,439	48%
1995—2001	34,497	19,785,309,795	573,537	18%
2002—2008	47,433	26,599,092,682	560,772	24%
2009 or newer	17,463	11,233,309,314	643,263	10%

Total	211,504	$110,246,963,653	$521,252	100%

Square Footage	PIF	TIV	Average TIV	% of Total
Unknown	544	$282,468,369	$519,243	0%
< 1507 sq feet	65,660	19,760,191,637	300,947	18%
1507-2507 sq feet	110,511	57,041,332,055	516,160	52%
2508-5005 sq feet	33,559	30,253,955,936	901,515	27%
5006-10010 sq feet	1,207	2,826,500,770	2,341,757	3%
10010 or more sq feet	23	82,514,886	3,587,604	0%

Total	211,504	$110,246,963,653	$521,252	100%

	As of December 31, 2023
Primary Risk Characteristics	Combined Citizens Policies Assumed during 2024 and Slide Policies in Force
Construction	Locations	TIV	Average TIV	% of Total
Unknown	269	$66,217,669	$246,162	0%
Wood Frame	67,426	35,474,521,302	526,125	20%
Masonry	273,524	135,585,679,703	495,699	78%
Reinforced Concrete	9,784	2,758,906,367	281,981	2%

Total	351,003	$173,885,325,041	$495,396	100%

Occupancy	Locations	TIV	Average TIV	% of Total
Permanent Dwelling: Single Family	307,624	$162,971,371,428	$529,775	94%
Apartments / Condominiums	43,379	10,913,953,613	251,595	6%

Total	351,003	$173,885,325,041	$495,396	100%

Stories	Locations	TIV	Average TIV	% of Total
Unknown	640	$44,965,800	$70,259	0%
1 story	270,660	133,693,166,084	493,952	77%
2 story	61,424	33,640,937,709	547,684	19%
3 story	5,926	1,919,421,854	323,898	1%
4 to 7 stories	4,590	2,146,117,370	467,564	1%
8 or more stories	7,763	2,440,716,224	314,404	1%

Total	351,003	$173,885,325,041	$495,396	100%

Year Built	Locations	TIV	Average TIV	% of Total
Pre 1995	204,345	$92,287,973,772	$451,628	53%
1995—2001	48,549	27,127,872,383	558,773	16%
2002—2008	73,386	39,499,583,120	538,244	23%
2009 or newer	24,723	14,969,895,766	605,505	9%

Total	351,003	$173,885,325,041	$495,396	100%

Square Footage	Locations	TIV	Average TIV	% of Total
Unknown	1,644	$556,717,066	$338,636	0%
< 1507 sq feet	120,203	34,943,887,022	290,707	20%
1507-2507 sq feet	178,262	89,730,694,721	503,364	52%
2508-5005 sq feet	47,521	40,180,878,994	845,539	23%
5006-10010 sq feet	2,218	3,721,397,852	1,677,817	2%
10010 or more sq feet	1,155	4,751,749,386	4,114,069	3%

Total	351,003	$173,885,325,041	$495,396	100%

	As of December 31, 2023
Secondary Risk Characteristics	Citizens Policies Assumed by Slide during 2024
Roof Year Built	Locations	TIV	Average TIV	% of Total
Unknown	46,923	$18,318,745,188	$390,400	29%
0 to 5 years	45,358	21,882,813,482	482,447	34%
6 to 10 years	24,366	11,530,041,519	473,202	18%
11 to 20 years	17,682	9,264,385,584	523,944	15%
21 to 25 years	4,308	2,175,437,800	504,976	3%
26 years or older	862	466,937,815	541,691	1%

Total	139,499	$63,638,361,388	$456,192	100%

Roof Shape	Locations	TIV	Average TIV	% of Total
Unknown/Default	11,771	$4,429,632,488	$376,317	7%
Flat	4,714	3,164,990,827	671,402	5%
Gable End	87,044	38,402,748,186	441,188	60%
Hip	35,970	17,640,989,887	490,436	28%

Total	139,499	$63,638,361,388	$456,192	100%

Roof Deck Attachments	Locations	TIV	Average TIV	% of Total
Unknown/Default	7,030	$2,153,385,600	$306,314	3%
6d Nails @ 6 Spacing 12 on Center	6,457	2,855,487,200	442,231	4%
8d Nails @ 6 Spacing 12 on Center	2,025	832,624,580	411,173	1%
8d Nails @ 6 Spacing 6 on Center	123,987	57,796,864,008	466,153	91%

Total	139,499	$63,638,361,388	$456,192	100%

Window Protection	Locations	TIV	Average TIV	% of Total
Unknown/Default	75,574	$30,360,887,810	$401,737	48%
No Protection	2,399	4,038,952,000	1,683,598	6%
Non-Engineered Shutters	20,343	9,515,295,552	467,743	15%
Engineered Shutters	41,183	19,723,226,026	478,917	31%

Total	139,499	$63,638,361,388	$456,192	100%

Secondary Water Resistance	Locations	TIV	Average TIV	% of Total
Unknown/Default	64,043	$27,246,757,551	$425,445	43%
Secondary Water Resistance—Yes	25,585	14,032,522,827	548,467	22%
Secondary Water Resistance—No	49,871	22,359,081,010	448,338	35%

Total	139,499	$63,638,361,388	$456,192	100%

Roof Deck	Locations	TIV	Average TIV	% of Total
Unknown/Default	135,536	$60,490,104,753	$446,303	95%
Reinforced Concrete Slabs	3,963	3,148,256,635	794,412	5%

Total	139,499	$63,638,361,388	$456,192	100%

	As of December 31, 2023
Secondary Risk Characteristics	Slide Policies in Force
Roof Year Built	PIF	TIV	Average TIV	% of Total
Unknown	3,665	$1,223,873,412	$333,935	1%
0 to 5 years	63,819	33,150,204,145	519,441	30%
6 to 10 years	50,454	26,974,476,083	534,635	24%
11 to 20 years	66,489	35,313,767,721	531,122	32%
21 to 25 years	17,140	9,804,089,606	572,001	9%
26 years or older	9,937	3,780,552,686	380,452	3%

Total	211,504	$110,246,963,653	$521,252	100%

Roof Shape	PIF	TIV	Average TIV	% of Total
Unknown/Default	10,973	$4,129,446,119	$376,328	4%
Flat	8,532	1,804,621,308	211,512	2%
Gable End	105,329	52,130,965,223	494,935	47%
Hip	86,670	52,181,931,003	602,076	47%

Total	211,504	$110,246,963,653	$521,252	100%

Roof Deck Attachments	PIF	TIV	Average TIV	% of Total
Unknown/Default	50,123	$29,823,051,038	$594,997	27%
6d Nails @ 6 Spacing 12 on Center	18,106	8,610,348,804	475,552	8%
8d Nails @ 6 Spacing 12 on Center	3,056	1,431,872,032	468,545	1%
8d Nails @ 6 Spacing 6 on Center	140,219	70,381,691,779	501,941	64%

Total	211,504	$110,246,963,653	$521,252	100%

Window Protection	PIF	TIV	Average TIV	% of Total
Unknown/Default	133,237	$65,236,214,724	$489,625	59%
No Protection	—	—	—	0%
Non-Engineered Shutters	16,045	8,222,910,491	512,491	7%
Engineered Shutters	62,222	36,787,838,438	591,235	33%

Total	211,504	$110,246,963,653	$521,252	100%

Secondary Water Resistance	PIF	TIV	Average TIV	% of Total
Unknown/Default	129,458	$68,444,880,031	$528,703	62%
Secondary Water Resistance—Yes	51,631	27,419,296,884	531,063	25%
Secondary Water Resistance—No	30,415	14,382,786,738	472,885	13%

Total	211,504	$110,246,963,653	$521,252	100%

Roof Deck	PIF	TIV	Average TIV	% of Total
Unknown/Default	204,625	$109,204,794,201	$533,683	99%
Reinforced Concrete Slabs	6,879	1,042,169,452	151,500	1%

Total	211,504	$110,246,963,653	$521,252	100%

	As of December 31, 2023
Secondary Risk Characteristics	Combined Citizens Policies Assumed during 2024 and Slide Policies in Force
Roof Year Built	Locations	TIV	Average TIV	% of Total
Unknown	50,588	$19,542,618,600	$386,309	11%
0 to 5 years	109,177	55,033,017,627	504,072	32%
6 to 10 years	74,820	38,504,517,602	514,629	22%
11 to 20 years	84,171	44,578,153,305	529,614	26%
21 to 25 years	21,448	11,979,527,406	558,538	7%
26 years or older	10,799	4,247,490,501	393,323	2%

Total	351,003	$173,885,325,041	$495,396	100%

Roof Shape	Locations	TIV	Average TIV	% of Total
Unknown/Default	22,744	$8,559,078,607	$376,322	5%
Flat	13,246	4,969,612,135	375,178	3%
Gable End	192,373	90,533,713,409	470,615	52%
Hip	122,640	69,822,920,890	569,332	40%

Total	351,003	$173,885,325,041	$495,396	100%

Roof Deck Attachments	Locations	TIV	Average TIV	% of Total
Unknown/Default	57,153	$31,976,436,638	$559,488	18%
6d Nails @ 6 Spacing 12 on Center	24,563	11,465,836,004	466,793	7%
8d Nails @ 6 Spacing 12 on Center	5,081	2,264,496,612	445,679	1%
8d Nails @ 6 Spacing 6 on Center	264,206	128,178,555,787	485,146	74%

Total	351,003	$173,885,325,041	$495,396	100%

Window Protection	Locations	TIV	Average TIV	% of Total
Unknown/Default	208,811	$95,597,102,534	$457,816	55%
No Protection	2,399	4,038,952,000	1,683,598	2%
Non-Engineered Shutters	36,388	17,738,206,043	487,474	10%
Engineered Shutters	103,405	56,511,064,464	546,502	32%

Total	351,003	$173,885,325,041	$495,396	100%

Secondary Water Resistance	Locations	TIV	Average TIV	% of Total
Unknown/Default	193,501	$95,691,637,582	$494,528	55%
Secondary Water Resistance—Yes	77,216	41,451,819,711	536,829	24%
Secondary Water Resistance—No	80,286	36,741,867,748	457,637	21%

Total	351,003	$173,885,325,041	$495,396	100%

Roof Deck	Locations	TIV	Average TIV	% of Total
Unknown/Default	340,161	$169,694,898,954	$498,866	98%
Reinforced Concrete Slabs	10,842	4,190,426,087	386,499	2%

Total	351,003	$173,885,325,041	$495,396	100%

Non-Hurricane Prior Loss History

The Company also evaluates non-hurricane prior loss history in connection with the policies it assumes from Citizens. Slide does not assume policies from Citizens that have more than two non-hurricane losses because it believes that they will not perform well in the future. As illustrated by the table below, the total number of non-hurricane claims on Citizens policies assumed by the Company in 2024 is not material, as the

Company assumed 135,974 policies from Citizens during the year. In other words, less than 2% of the Citizens policies assumed by the Company had any reported non-hurricane losses. The tables below summarizes the number of claims to Citizens by year of loss, prior to assumption by the Company in 2024 with respect to both personal residential and commercial residential policies assumed by the Company as well as the causes of such claims for the periods presented.

Reported Non-Hurricane Claims Count by Date of Loss	2024	2023	2022	2021	2020
Personal Residential	1,769	3,997	2,499	877	489
Commercial Residential	3	6	1	—	—

Total	1,772	4,003	2,500	877	489

Personal Residential Claims Count by Cause of Loss
Water Damage - Non Weather Related	4,616
Wind	1,590
Water Damage - Weather Related	1,221
Hail	632
All Other Physical Damage	359
Remaining	1,213

Total	9,631

Commercial Residential Claims Count by Cause of Loss
Property Damage Cause by Vehicle	3
Water	5
Lightning	1
Generator Damage	1

Total	10

Hurricane Losses

The Company does not evaluate hurricane loss history as a relevant factor in determining which policies it assumes from Citizens. Among other reasons, Citizens is not required to have a reinsurance program comparable to that of a private, rated insurance company such as the Company which makes the impact of hurricane losses vastly different as between Citizens and the Company. Slide, to meet requirements of FLOIR and Demotech, purchases a reinsurance program to the 130-year return period for the first event, and to the 50-year return period for the second event. Citizens is not required by FLOIR or any rating agency to purchase any reinsurance to any return period, and only purchased a program for an 85-year return period for the first event in 2024. For its reinsurance program that came into effect on June 1, 2024, SIC purchased $1.9 billion of reinsurance coverage with no retention, whereas, based on estimates by the Company’s management, Citizens’ retention was approximately $9.4 billion. An example of the impact of these differing reinsurance programs can be seen in the comparative impact of Hurricanes Debby, Helene and Milton to Citizens and Slide in the year ended December 31, 2024. Those hurricanes produced a pretax loss of $87.9 million for the Company, whereas based on management’s review of publicly available data, Citizens’ retained loss was approximately $1 billion.

Differences in Citizens’ and Slide’s Policy Performance

As mentioned above, Citizens was created by the Florida Legislature in August 2002 as a not-for-profit, tax-exempt, government entity to provide property insurance to eligible Florida property owners unable to find insurance coverage in the private market. By definition, as an insurer of last resort for customers that cannot find coverage in the private market, the rates and coverage of Citizens’ policies are different from what a private insurer such as the Company would offer. Similarly, the rates and coverage are different from the terms the policies assumed by the Company will have when they renew. All of the policies selected by the Company are annual policies which are rewritten at the Company’s rates using the Company’s coverage and forms within a year. Because it is a governmental entity and insurer of last resort in the state of Florida, the coverage offered by Citizens is more constrained than what the Company can offer by operation of Florida law, and therefore the loss experience of Citizens policies is vastly different to what the Company experiences. For example:

•

The Company insures properties up to $10 million in coverage, whereas the maximum coverage for Citizens policies is $700,000 for “Coverage A” (which, in the P&C insurance industry, refers to coverage of dwellings and physical structures) in the majority of Florida (with the exception of Miami-Dade and Monroe counties, where the maximum is $1 million);

•	The Company offers personal liability insurance up to $500,000, whereas Citizens can only offer up to $100,000;

•	The Company offers medical payments coverage up to $5,000, whereas Citizens can only offer up to $2,000;

•	The Company can offer personal property coverage up to 75% of the fair value of the underlying asset, whereas Citizen can only offer up to 50% of the fair value;

•

The Company can offer policies to homeowners in a flood zone and not require flood insurance, whereas Citizens requires flood insurance for any owner-occupied single-family homes and townhouses, as well as non-occupied rental properties located in a high-risk flood zone; and

•

The Company can offer coverage on screen enclosures (both frame and mesh), solar panels, animal liabilities, equipment breakdowns and personal property, whereas Citizens does not offer any coverage for these liabilities.

Changes in coverage affect both the net earned premium and the net loss ratio. As a result of coverage changes and the Company’s different rate schedule, the average premium on Citizens personal residential policies assumed during 2024 that were renewed during 2024 increased by 23.2%. However, the Company does not have access to Citizens’ loss ratios by peril or coverage type. Accordingly, the Company cannot compare the financial impact of these differences in coverage by Citizens as compared to the Company’s offerings. In addition, Citizens is not required to have a reinsurance program comparable to that of a private, rated insurance company. Given that reinsurance costs in coastal areas commonly range from 30-40% of underwritten gross premiums according to management’s estimates, Citizens’ rates are often lower than in the voluntary marketplace, resulting in lower average premiums in force. For example, Citizens’ average premium for personal residential policies in force was $2,567 as of December 31, 2023, whereas the Company’s average premium for personal residential policies in force as of December 31, 2023 was $4,116, a difference of approximately 60%.

Reserves

We maintain loss and loss adjustment expense (“LAE”) reserves to cover estimated liabilities for all specific claims reported and unreported claims that have been incurred but not yet reported (“IBNR”). The reserves are estimates based on actuarial projections and the expected ultimate cost to settle and administer each claim and our ultimate liability may be greater or less than the current reserves. Our reserves estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions and facts and circumstances known at the time and are subject to significant uncertainty. The reserves are maintained net of estimated related salvage and subrogation recoverables and reinsurance recoverables.

Once a claim is reported, we establish a case reserve for the estimated amount of the expected payment after an appropriate assessment of coverage, damages and any additional investigation needed, including information received from the claims adjuster. Our estimate is based on general insurance reserving practices and on the experience and knowledge of our claim adjusters regarding the nature and value of the specific type of claim. We periodically adjust case reserves based on subsequent developments associated with each claim.

IBNR reserves are established in accordance with industry practice to provide for the estimated amount of future loss and LAE payments on incurred claims that have not yet been reported to us as well as potential development on reported claims. IBNR reserves are estimated based on generally accepted actuarial reserving techniques that consider quantitative loss experience data and additional qualitative factors.

We take a conservative approach to loss reserves. We review loss reserves at least on a monthly basis using a variety of forecasting techniques that consider paid and incurred loss and LAE and reported claim counts. We update the reserve estimates as historical loss experience develops, additional claims are reported or settled and new information becomes available. As of December 31, 2024, our reserves exceeded the actuarial point estimate derived from commonly accepted actuarial principles by $91.3 million.

During the year ended December 31, 2024, our net incurred losses and LAE for accident years 2022 and 2023 developed favorably by $23.0 million. This favorable development was driven by a better than expected claims experience and lower loss adjustment expenses in our Florida residential policies. The following table illustrates, as of December 31, 2024, development of the estimated liability for losses and loss adjustment expenses from January 1, 2023 through December 31, 2023.

Period ended December 31, 2024
(Dollars in thousands)
Original estimated losses and loss adjustment expense	$326,754
Re-estimated losses and loss adjustment expense one year later	303,785
Cumulative redundancy (deficiency)	22,969
Net premiums earned	792,439

Investments

We maintain a conservative investment portfolio. Our investment policy aims to balance current yield, conservation of capital and the need to meet our liquidity requirements. We hold a well-diversified investment portfolio that is compliant with Florida statutes and emphasizes quality assets and preservation of capital. Our asset allocation strategy focuses on maintaining sufficient readily available funds to pay claims and expenses. We hold 100% of our assets in high quality fixed income assets and cash. Our bond portfolio has a weighted average rating of AA- and duration of 3.52 years.

Our investment portfolio is managed by a third-party investment management firm, BlackRock. BlackRock is a leading provider of investment, advisory and risk management solutions globally with $11.6 trillion of AUM, as of December 31, 2024. We regularly monitor our investment risk to balance our goals of capital preservation, income generation and liquidity needs of our Company. Our investment policy and guidelines consider our investment approach, which seeks to build a high-quality portfolio while preserving capital and meeting our liquidity needs. The Investment Committee of SIC reviews and approves our investment policy and strategy. This committee meets on a regular basis to review and consider investment activities, tactics and new investment opportunities as they arise.

The securities in our investment portfolio are classified as “available for sale” and are carried at fair value with unrealized gains and losses on these securities reported net of tax as a separate component of accumulated other comprehensive income (loss). Fair value represents quoted market prices traded in the public market. For those securities with unrealized losses, we intend to hold them until maturity or the point of unrealized gain.

As of March 31, 2025, we held $613.7 million in cash and cash equivalents and $458.2 million in fixed income securities. We do not hold any equities, derivative, or alternative investments, other than interest rate swap agreements hedging exposure under our Credit Facility. A summary of our investment portfolio at December 31, 2024 is as follows:

	As of December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Yield
U. S. government and agencies	$166,641	$418	$(776)	$166,283	4.326%
U. S. states, territories and possessions	17,344	71	(193)	17,222	4.604%
Industrial and miscellaneous	149,104	1,350	(429)	150,025	5.090%
Special Revenue	106,681	527	(622)	106,586	4.687%
Political subdivisions	23,061	187	(151)	23,097	4.473%
Hybrid securities	1,754	—	(1)	1,753	4.977%

Total	$464,585	$2,553	$(2,172)	$464,966

Competition

In general, the P&C insurance market is highly competitive, and we face competition from national and regional insurers. For example, in Florida, more than 350 companies are authorized to underwrite homeowners insurance. Some of our competitors have greater financial, marketing and management resources and experience than we do. However, we believe we have a significant technological advantage that allows us to assess, manage and price risk for individual and bulk policy acquisitions. Our technology is built to estimate future costs of policies and compare it back to our base rates to better understand profitability in real time on an individual risk basis and to assess large and/or bulk transactions. This technology permits us to only select policies that we believe to be profitable based on future reinsurance and AOP costs. We may also compete with new market entrants in the future. Competition is based on many factors, including the reputation and experience of the insurer, coverages and services offered, pricing and other terms and conditions, speed of claims payment, customer service, relationships with brokers and agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings, among other considerations.

Ratings

Our insurance subsidiary is eligible to be rated by a third-party rating agency, Demotech, Inc. (“Demotech”). Demotech’s rating process provides an objective baseline for assessing the solvency of an insurer which in turn provides insight into changes in an insurer’s financial stability. Our insurance subsidiary has received a Demotech Financial Stability Rating of “A” for Exceptional financial stability. This is the third highest Financial Stability Rating of the six Financial Stability Ratings (A’’ – Unsurpassed; A’ – Unsurpassed; A – Exceptional; S – Substantial; M – Moderate; L – Licensed) utilized by Demotech. (Demotech may also categorize an insurer as N/A – Ineligible.) The Financial Stability Ratings given by Demotech serve to summarize Demotech’s opinion as to the relative ability of insurers to survive a downturn in general economic conditions as well as a downturn in the underwriting cycle and should not be interpreted as (and are not intended to serve as) an assessment of an insurer’s securities or a recommendation to buy, sell or hold an insurer’s securities. Our insurance subsidiary does not currently have a rating from AM Best, and we do not currently intend to seek a rating from AM Best. We will continue to rely on our rating from Demotech, which management believes is in line with market practice with our competitors in the specialty homeowners and commercial residential insurance market in which we operate. Among other things, in order to receive a satisfactory rating from AM Best, we would be required to forgo certain revenues and efficiency of size.

Government Regulation

The insurance industry is extensively regulated. Slide is subject to the laws and regulations of Florida, South Carolina and any other state where we may seek to do business.

Florida

Florida’s insurance regulatory regime provides for regulation of virtually all aspects of Slide’s business. Florida, like many states, has adopted several model laws and regulations as promulgated by the NAIC. State statutes and administrative rules generally require each insurance company that is part of a holding company group to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the group. As part of its registration, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends and consolidated tax allocation agreements. Importantly, regulated insurance companies, such as Slide, are subject to statutory accounting requirements that are promulgated by the NAIC and adopted by the individual states. As part of such financial regulation, Slide is required to file quarterly and audited annual financial statements with the FLOIR. In many instances, Florida’s insurance laws and regulations are even more stringent than those promulgated by the NAIC or other states.

As an initial matter, Florida routinely places additional restrictions on new insurers as a condition of receiving a certificate of authority. These restrictions are typically memorialized in a consent order entered into between the FLOIR and the insurer applying for a certificate of authority. We were subject to such a consent order in which we agreed to higher or more stringent restrictions than are otherwise required under Florida law. Under such consent order, we were subject to such higher or more stringent restrictions until January 7, 2025. The material restrictions we agreed to included:

•

Florida law requires a residential property writer to maintain surplus of the greater of $15.0 million or 10% of its liabilities. Pursuant to the consent order, we agreed to establish a minimum capital and surplus of 300% of our authorized control level risk-based capital. As of December 31, 2024, our insurance subsidiary held surplus of $208.0 million, which represents 29.4% of its liabilities, and a capital and surplus of the authorized control level risk-based capital of 396%, in full compliance with Florida law and the consent order.

•

Florida law restricts the ratio of premiums written to policyholder surplus to 10 to 1 on a gross basis and 4 to 1 on a net of reinsurance basis. As of December 31, 2024, Slide’s gross and net premiums written ratios were 5.8 to 1 and 1.7 to 1, respectively. Pursuant to the consent order, we also agreed to not exceed the projected premiums in the plan of operation submitted with our original application for licensure without the prior written approval of FLOIR. As part of the FLOIR approval process for the various Citizens assumption transactions in which we have participated, we received approval to exceed these projected premiums.

•

Florida law places no restrictions on the parent of an insurer, or other upstream entities, with regard to the payment of dividends. Pursuant to the consent order, we agreed to not make any distributions to stockholders prior to January 7, 2025. We fully complied with this provision of the consent order.

•

Florida law allows an insurer to pay certain dividends to stockholders without approval of FLOIR. Pursuant to the consent order, we agreed that, until January 7, 2025, Slide would pay only those dividends that had been approved in advance and in writing by FLOIR. Our insurance subsidiary has paid no stockholder dividends since its inception and fully complied with this provision of the consent order.

We are also subject to consent orders setting conditions for FLOIR’s approval of the Citizens assumption transactions in which we have participated. We are required by consent order to comply with the assumption agreements entered into with Citizens at the time of each assumption transaction, which requires that for the assumed policies, we must offer to renew each policy for a minimum of three years provided the policy satisfies our underwriting guidelines. We are in full compliance with all consent orders issued with regard to Citizens’ depopulation program.

As the ultimate parent company of the Carrier, we are also subject to certain laws of the State of Florida governing insurance holding company systems. These laws, among other things, (i) require us to file periodic information with the FLOIR, including information concerning our capital structure, ownership, financial condition and general business operations, (ii) regulate certain transactions between our Carrier and affiliates, including the amount of dividends and other distributions the Carrier may pay, the terms of surplus notes and amounts that our affiliates can charge the Carrier for services such as policy administration and claims administration and (iii) restrict the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval.

South Carolina

South Carolina has adopted several model laws and regulations as promulgated by the NAIC. As part of the process to become an admitted carrier in the State of South Carolina, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends and consolidated tax allocation agreements. Importantly, regulated insurance companies, such as Slide, are subject to statutory accounting requirements that are promulgated by the NAIC and adopted by states, including South Carolina.

Additional Regulatory Requirements

Additionally, we are subject to regulations administered by a department of insurance in each state in which we do business. Currently, we only write insurance on an admitted basis in Florida and South Carolina and do not conduct business in other states. These regulations relate to, among other things:

•	the content and timing of required notices and other policyholder information;

•	the amount of premiums the insurer may assume or write in relation to its surplus;

•	the amount and nature of reinsurance a company is required to purchase;

•	participation in guaranty funds and other statutorily created markets or organizations;

•	business operations and claims practices;

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their products;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of insurance company subsidiaries to pay dividends to insurance holding companies;

•	restrictions on transactions between insurance companies and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	the form and content of records of financial condition required to be filed; and

•	requiring reserves.

FLOIR, the South Carolina Department of Insurance and regulators in other jurisdictions where we may become licensed and offer insurance products conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. The NAIC mandates that all insurance companies be examined a minimum of once every five years. However, the FLOIR has the authority to conduct an examination whenever it is deemed appropriate. These regulatory authorities also conduct periodic examinations into insurers’ business practices. Additionally, as an insurance company operating in Florida, Slide is subject to assessments levied by Citizens, the Florida Insurance Guaranty Association and the FHCF.

Further, all states require licensure and regulatory approval prior to the marketing of insurance products. Typically, licensure review is comprehensive and includes a review of a company’s business plan, solvency, reinsurance, rates, and forms, the character of its officers and directors and other of its financial and non-financial aspects. The regulatory authorities may prevent entry into a new market by not granting a license. In addition, regulatory authorities may preclude or delay our entry into markets by disapproving or withholding approval of our product filings.

From time to time, regulatory and legislative bodies in Florida, South Carolina and other states have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events, and insurance capacity and pricing. These regulations, which are often temporary in nature, (i) restrict certain policy non-renewals or cancellations and require advance notice of certain policy non-renewals and (ii) from a practical standpoint, limit or delay rate changes for a specified period during or after a catastrophe event. Most states, including Florida and South Carolina, also have insurance laws requiring that rate schedules and other information be filed for review by the insurance regulatory authority. The insurance regulatory authority may disapprove a rate filing if it finds that the proposed rates would be inadequate, excessive, or unfairly discriminatory. Rates, which are not necessarily uniform for all insurers, vary by many factors including class of business, hazard covered, risk location and size of risk.

Human Capital Management

As of March 31, 2025, we had 392 full-time employees. Our employees are not subject to any collective bargaining agreements, and we are not aware of any current efforts to implement such an agreement. We believe that our employee relationships are good, and we continue to explore opportunities to hire highly qualified insurance experts to expand our employee base and decrease our reliance on any individual employees.

Facilities

We sublease our corporate headquarters building at 4221 W. Boy Scout Blvd., Suite 200, Tampa, Florida, which includes approximately 30,006 square feet of office space. The current term of this lease expires on April 29, 2030. We believe that our facilities are adequate for our current needs.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We intend to rely upon a combination of trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property, which includes our proprietary algorithm for our reinsurance program. We generally enter into confidentiality agreements and invention assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information and intellectual property.

As of March 31, 2025, we do not own any U.S. or foreign patents and do not have any U.S. or foreign patent applications pending. As of March 31, 2025, we hold one registered U.S. copyright, three registered trademarks, seven pending U.S. trademark applications and no pending foreign trademark applications, and have no registered U.S. trademarks and no registered foreign trademarks. We regard our trademarks as valuable assets in marketing our products and services, and have and will continue to use commercially reasonable efforts to protect our trademarks against infringement. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Intellectual property laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. Additionally, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Relating to Our Intellectual Property and Data Privacy.”

Legal Proceedings

We are subject to routine legal proceedings in the normal course of operating our insurance business. We are not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Bruce Lucas	53	Chief Executive Officer and Director
Jesse Schalk	51	President and Chief Financial Officer
Shannon Lucas	45	Chief Operating Officer, Chief Risk Officer and Director
Beth W. Bruce	58	Director Nominee
Robert Gries	67	Director
Thomas O’Shea	52	Director
Stephen Rohde	74	Director
Andrew Wright	44	Director Nominee

Bruce Lucas is a co-founder of the Company, and has served as our Chief Executive Officer and Chairman of our board of directors since our founding in April 2021. He is married to Shannon Lucas, a co-founder of the Company, our Chief Operating Officer and Chief Risk Officer and a member of the board of directors. Prior to Slide, Mr. Lucas founded super-regional insurer Heritage Insurance (NYSE: HRTG), serving as Chief Executive Officer, Chief Information Officer and Chairman of the board of directors from 2012 to 2020. Mr. Lucas received a Bachelor of Arts in Geology and Environmental Science from Indiana University Bloomington and a Juris Doctor from Indiana University Maurer School of Law. We believe Mr. Lucas is qualified to serve on our board of directors due to his extensive experience in the insurance industry, as well as prior leadership and management roles.

Jesse Schalk has served as our President since September 2022 and Chief Financial Officer since January 2023. Mr. Schalk oversees the data-driven financial strategies of Slide. Before joining Slide, Mr. Schalk served as Chief Financial Officer of St. Johns Insurance Company from 2013 to 2020 and served as President of St. Johns Insurance Company from 2020 to 2022. On February 25, 2022, St. Johns Insurance Company was ordered into receivership for purposes of liquidation by the Second Judicial Circuit Court of the State of Florida. Mr. Schalk received a Bachelor of Science in Accounting from Arkansas Tech University and a Masters of Science in Risk Management and Insurance from Florida State University.

Shannon Lucas is a co-founder of the Company and has served as our Chief Operating Officer and Chief Risk Officer, as well as a member of our board of directors, since our founding in April 2021. She is married to Bruce Lucas, a co-founder of the Company, and our Chief Executive Officer and Chairman of the board of directors. Mrs. Lucas leads Slide’s operations and enterprise risk management. Prior to Slide, Mrs. Lucas served as Chief Executive Officer of Securus Risk Management, LLC, a risk consulting firm providing services in the insurance industry, from 2016 to 2020. Mrs. Lucas received a Bachelor of Science in Finance from University of Florida and a Master of Business Administration from the University of Florida. We believe Mrs. Lucas is qualified to serve on our board of directors due to her extensive experience in the insurance industry, as well as prior leadership and management roles.

Beth W. Bruce is currently a director nominee and will join our board of directors as an independent director at the closing of this offering. Ms. Bruce has served as Chief Executive Officer and Chief Financial Officer of Simplicity Integration since 2020. Her recent experience also includes significant leadership roles as Chief Accounting Officer of Baylor College of Medicine from 2017 to 2022 and Senior Vice President and Chief Financial Officer at U.S. Legal Support from 2011 to 2015. Ms. Bruce has previously served in senior executive roles including Chief Financial Officer, Chief Accounting Officer, and Chief Information Officer positions in both the public and private sector and in the US and Europe. Ms. Bruce received a Bachelor of Science in Business Administration with a concentration in Accounting from Trinity University and is a CPA. We believe Ms. Bruce is qualified to serve on our board of directors due to her leadership and accounting experience.

Robert Gries has served as a member of our board of directors since our founding in April 2021. Mr. Gries has served as the president and chief executive officer of Gries Investment Funds since 2004. Mr. Gries has served on many non-profit and civic boards, including the University of Tampa and Berkeley Preparatory School, and he currently serves on the board of the Tampa Bay Performing Arts Center. Mr. Gries received a Bachelor of Arts in Education from the University of Michigan. We believe Mr. Gries is qualified to serve on our board of directors due to his investment and leadership experience, as well as his service as a director at numerous companies.

Thomas O’Shea has served as a member of our board of directors since April 2024. Mr. O’Shea has served as head of European investments for Brigade Capital Management, LP since 2017, and currently serves as a partner and member of its investment committee. Mr. O’Shea currently serves as a director of Mannok Holdings Designated Activity Company and Quinn Industries Holdings Luxembourg Sarl. Mr. O’Shea received a Bachelor of Arts in English Literature from the University of Virginia, where he was an Echols Scholar, and a Master of Business Administration in Finance from New York University’s Stern School of Business. We believe Mr. O’Shea is qualified to serve on our board of directors due to his investment experience, as well as his leadership experience.

Stephen Rohde has served as a member of our board of directors since April 2024. Mr. Rohde has served as member of Slide Insurance Company’s board of directors and Chairman of the audit committee since 2022. Mr. Rohde serves on Lion Insurance Company’s board of directors and as the chairman of its audit committee. Mr. Rohde served as an independent consultant for numerous insurance companies, including Slide and Heritage Insurance Holdings, Inc., from 2016 to 2022. Mr. Rohde received a Bachelor of Business Administration in Accounting and Business Administration from the University of Wisconsin-Eau Claire. We believe Mr. Rohde is qualified to serve on our board of directors due to his accounting and leadership experience, including prior experience serving as chief financial officer for other insurance companies, as well as his service as a director at other companies.

Andrew Wright is currently a director nominee and will join our board of directors as an independent director at the closing of this offering. Mr. Wright has served as the Chief Executive Officer of Franklin Street since 2006 and the Chief Executive Officer of Ally Capital Group since 2009. Mr. Wright serves on the Franklin Street board of directors as the chairman of the board. Mr. Wright currently serves on many non-profit and civic boards, including Forward Tampa Bay and Berkeley Preparatory School. Mr. Wright received a B.A in Finance from Miami University. We believe Mr. Wright is qualified to serve on our board of directors due to his business and leadership experience.

Board Structure and Compensation of Directors

Upon completion of the offering, our board of directors will consist of seven members. Our board has determined that each of Beth W. Bruce, Thomas O’Shea, Stephen Rohde and Andrew Wright is independent under applicable Nasdaq rules.

Our independent directors will appoint a “lead independent director,” whose responsibilities will include, among others, calling meetings of the independent directors, presiding over executive sessions of the independent directors, participating in the formulation of board and committee agendas and, if requested by stockholders, ensuring that he or she is available, when appropriate, for consultation and direct communication.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2026, 2027 and 2028, respectively. Robert Gries, Andrew Wright and Beth W. Bruce will be assigned to Class I, Shannon Lucas and Thomas O’Shea will be assigned to Class II, and Bruce Lucas and Stephen Rohde will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 66 2⁄3% of the total voting power of our outstanding shares of common stock. This requirement of a supermajority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $200,000, which may be received in cash, as restricted stock units (RSUs) or a mix of both.

All director compensation described in this section is paid by Slide Insurance Holdings, Inc., and not by any of its subsidiaries, including the Carrier. Additionally, none of our compensation described in this section is included in the Carrier’s rate filings, and such compensation has no impact on rates charged by the Carrier.

Board Committees

Audit committee

The members of our audit committee will be, at the closing of this offering, Stephen Rohde, Beth W. Bruce and Andrew Wright. Stephen Rohde will be the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq Global Select Market listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that each of Stephen Rohde, Beth W. Bruce and Andrew Wright is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This designation does not impose on each individual any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation committee

The members of our compensation committee will be, at the closing of this offering, Andrew Wright, Beth W. Bruce and Thomas O’Shea. Andrew Wright will be the chairman of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code, and meets the requirements for independence under the current Nasdaq Global Select Market listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and governance committee

The members of our nominating and governance committee will be, at the closing of this offering, Thomas O’Shea, Beth W. Bruce and Andrew Wright. Thomas O’Shea will be the chairman of our nominating and governance committee. Thomas O’Shea, Beth W. Bruce and Andrew Wright meet the requirements for independence under the current Nasdaq Global Select Market listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). We will establish directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

Our amended and restated certificate of incorporation will provide that our directors and officers will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s or officer’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director or officer derived an improper personal benefit.

We will enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers in 2024. We are an “emerging growth company,” within the meaning of the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act. Our named executive officers for 2024 were Bruce Lucas, Jesse Schalk and Shannon Lucas. This section also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers and is intended to place in perspective the data presented in the tables and narrative that follow. All employee compensation described in this section is paid by Slide Insurance Holdings, Inc., and not by any of its subsidiaries, including the Carrier. Additionally, none of our employee compensation described in this section is included in the Carrier’s rate filings, and such compensation has no impact on rates charged by the Carrier.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers during our fiscal year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Bruce Lucas (5)	2024	898,880	14,424,933	5,852,000	—	16,534	21,192,347
Founder and Chief Executive Officer	2023	848,000	6,670,000	—	2,178,776	15,886	9,712,662
Jesse Schalk	2024	630,000	1,500,000	1,170,400	—	16,603	3,317,003
President and Chief Financial Officer	2023	568,269	700,000	—	245,366	16,003	1,529,638
Shannon Lucas (5)	2024	674,160	10,000,000	5,852,000	—	16,233	16,542,393
Chief Operating Officer & Chief Risk Officer	2023	636,000	1,500,000	—	704,095	15,633	2,855,728

(1)	This column reflects annual discretionary bonuses received in respect of 2023 and 2024 services.
(2)

This column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of the restricted stock units that settle in shares of our common stock granted to the named executive officers, which is measured on the grant date based on the fair market value of our common stock. For a further discussion of the assumptions used in the calculation of the grant-date fair values for the restricted stock units pursuant to ASC 718, see Note 23 Stock-based Compensation to our financial statements included elsewhere in this prospectus. For further discussion of grants made in 2024, see “ —Outstanding Equity Awards at Fiscal Year End” table.

(3)

This column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of the options to purchase shares of our common stock granted to the named executive officers, which is measured on the grant date based on the fair market value of our common stock, excluding the effect of estimated forfeitures, assuming all performance goals are achieved with respect to the performance-based options (which was the probable outcome of the related performance conditions as of their grant date). For a further discussion of the assumptions used in the calculation of the grant-date fair values for the stock options pursuant to ASC 718, see Note 23 Stock-based Compensation to our financial statements included elsewhere in this prospectus. For further discussion of outstanding option grant, see “—Outstanding Equity Awards at Fiscal Year End” table.

(4)

This column reflects the amounts paid by the Company on behalf of the executives for 401(k) matching contributions and disability insurance premiums in respect of the 2023 and 2024 fiscal years. For Bruce Lucas, this amount consists of a 401(k) matching Company contribution of $13,036 and a company-paid disability insurance premium of $3,498 for fiscal year 2024.

For Jesse Schalk, this amount consists of a 401(k) matching Company contribution of $13,800 and a company-paid disability insurance premium of $2,803 for fiscal year 2024. For Shannon Lucas, this amount consists of a 401(k) matching Company contribution of $13,800 and a company-paid disability insurance premium of $2,433 for fiscal year 2024.
(5)	Mr. Lucas and Mrs. Lucas are also members of our board of directors, but did not receive any additional compensation in such capacity as a director in 2024.

Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For 2024, base salaries for Mr. Lucas, Mr. Schalk and Mrs. Lucas were $898,880, $630,000 and $674,160, respectively.

Annual Bonus

The Company maintains a discretionary cash-based short-term incentive compensation program in which certain of its employees are eligible to receive annual performance bonuses based on criteria considered by the Company’s board of directors, including the named executive officer’s individual performance and the Company’s performance. Such awards are designed to incentivize the named executive officers with a variable level of compensation that is based on performance measures considered by the Board of Directors or compensation committee.

In 2024, Messrs. Lucas and Schalk and Mrs. Lucas were eligible to earn a discretionary annual cash bonus, based on individual and company performance. None of the named executive officers had a specific annual bonus target for 2024.

The actual bonuses earned, as determined by the compensation committee, by each named executive officer for performance in 2024 are set forth above in the Summary Compensation Table ($14,424,933 for Mr. Lucas, $1,500,000 for Mr. Schalk and $10,000,000 for Mrs. Lucas).

Employment Agreements

Bruce Lucas. On September 13, 2021, we entered into an employment agreement with Mr. Lucas, our Founder and Chief Executive Officer and the Chairman of the board of directors, which provides for a term of employment through September 13, 2025 (subject to automatic renewal), unless (1) terminated by Mr. Lucas on 90-days’ notice; (2) terminated by the Company for “Cause” (as defined in the employment agreement); or (3) terminated by the Company without “Cause.” Under his employment agreement, Mr. Lucas is entitled to an annual base salary of $800,000, which base salary is subject to a 6% increase annually during the contract term and is now $898,880.06. Additionally, Mr. Lucas is eligible to receive an annual performance bonus with a target amount to be determined by the Company’s board of directors. The bonus is discretionary and based on his performance during the applicable calendar year. For 2024, we paid Mr. Lucas an annual discretionary performance bonus of $14,424,933 based upon the achievement of 2024 individual and Company performance goals, and for outperforming numerous long-term KPI’s and financial benchmarks, as determined by our board of directors in its discretion. In exchange for this one-time bonus, Mr. Lucas has agreed to reduce his maximum compensation for 2025 to be more in line with comparable executives in the industry. For the avoidance of doubt, all employee compensation described in this section is paid by Slide Insurance Holdings, Inc., and not by any of its subsidiaries, including the Carrier. Additionally, none of the compensation described in this section is included in the Carrier’s rate filings, and such compensation has no impact on rates charged by the Carrier.

As contemplated by his employment agreement, on October 8, 2021, we granted to Mr. Lucas (i) an option to purchase 300,000 shares of our common stock, which vested with respect to 75,000 options on September 13, 2022 and thereafter vests monthly in the amount of 6,250 options (option to purchase 1,650,000 shares of our common stock, with 412,500 options vesting on September 13, 2022 and 34,375 options vesting monthly thereafter, after giving effect to the Stock Split) and (ii) an option to purchase 400,000 shares of our common stock, of which 50,000 shares (option to purchase 2,200,000 shares of our common stock, of which 275,000 options vest in accordance with the following (A) and (B), after giving effect to the Stock Split) underlying this option will vest and become exercisable upon (A) each date on which the Company first attains “annual gross written premium plus Company revenue” of at least $100,000,000, $150,000,000, $200,000,000, and $250,000,000; and (B) the achievement of positive EBITDA in each of calendar years 2022, 2023, 2024 and 2025, subject to Mr. Lucas’ continued employment or service at each such vesting event, as described further below in the discussion following the “Outstanding Equity Awards at Fiscal Year End” table. Any options granted pursuant to the employment agreement that are unvested at the applicable time will be deemed terminated if Mr. Lucas terminates the Agreement prior to the end of the applicable vesting schedule or if he is terminated for “Cause,” as such term is defined in his employment agreement. If Mr. Lucas’ employment is terminated by the Company without “Cause,” he will be entitled to full vesting of outstanding options and two years of compensation and benefits under his employment agreement. The agreement includes non-solicit and non-compete restrictive covenants that apply for one year following termination of employment and includes confidentiality/non-disclosure obligations.

Jesse Schalk. On January 31, 2023, we entered into an amended and restated employment agreement with Mr. Schalk, our President and Chief Financial Officer, which provides for a term of employment through September 1, 2025 (subject to automatic renewal) unless terminated by either party on 90 days’ notice. Under his employment agreement, Mr. Schalk is entitled to an annual base salary of $600,000, which has been increased to $630,000.28 for 2024. Additionally, pursuant to the terms of the employment agreement, Mr. Schalk is eligible to receive an annual performance bonus with a target bonus amount of $100,000, with the achievement of such bonus to be determined by the Company’s board of directors, contingent upon satisfaction of performance goals based on Mr. Schalk’s performance during the calendar year as well as the financial performance of the Company. For 2024, we paid Mr. Schalk an annual discretionary performance bonus of $1,500,000 based upon the achievement of 2024 individual and Company performance goals as determined by our board of directors in its discretion. For the avoidance of doubt, employee compensation described in this section is paid by Slide Insurance Holdings, Inc., and not by any of its subsidiaries, including the Carrier. Additionally, none of the compensation described in this section is included in the Carrier’s rate filings, and such compensation has no impact on rates charged by the Carrier.

As contemplated by his employment agreement, on February 14, 2023, we granted to Mr. Schalk an option to purchase 75,000 shares of our common stock (412,500 shares of our common stock, after giving effect to the Stock Split), which vests in three equal annual installments on each of January 31 of 2024, 2025, and 2026, subject to Mr. Schalk’s continued employment or service through each vesting date as described further below in the discussion in the footnotes following the “Outstanding Equity Awards at Fiscal Year End” table. Any options granted pursuant to the agreement that are unvested at the applicable time will be deemed terminated if either party terminates the agreement for any reason prior to the end of the vesting schedule set forth therein. The agreement includes non-solicit and non-compete restrictive covenants that apply for two years following termination of employment and includes confidentiality/non-disclosure obligations.

Shannon Lucas. On September 13, 2021, we entered into an employment agreement with Mrs. Lucas, our Chief Risk Officer and Chief Operating Officer, which provides for a term of employment through September 13, 2025 (subject to automatic renewal) unless: (1) terminated by Mrs. Lucas on 90 days’ notice; (2) terminated by the Company for “Cause” (as defined in the employment agreement) or (3) terminated by the Company without “Cause.” Under her employment agreement, Mrs. Lucas is entitled to an annual base salary of $600,000, which base salary is subject to a 6% increase annually during the contract term and is currently $674,160.24. Additionally, pursuant to the terms of the employment agreement, Mrs. Lucas is eligible to receive an annual performance bonus with a target amount of $100,000, which is discretionary and based on her performance during the applicable calendar year. For 2024, we paid Mrs. Lucas an annual discretionary performance bonus of $10,000,000 based upon the achievement of 2024 individual and Company performance goals, and for outperforming numerous long-term KPI’s and financial benchmarks, as determined by our board of directors in its discretion. In exchange for this one-time bonus, Mrs. Lucas has agreed to reduce her maximum compensation for 2025 to be more in line with comparable executives in the industry. For the avoidance of doubt, all employee compensation described in this section is paid by Slide Insurance Holdings, Inc., and not by any of its subsidiaries, including the Carrier. Additionally, none of the compensation described in this section is included in the Carrier’s rate filings, and such compensation has no impact on rates charged by the Carrier.

As contemplated by her employment agreement, on October 8, 2021, we granted to Mrs. Lucas an option to purchase 60,000 shares of our common stock, which vested in one installment of 15,000 options on September 13, 2022 and thereafter vests monthly in the amount of 1,250 options (330,000 shares of our common stock, which 82,500 options vested on September 13, 2022 and 6,875 options vest monthly thereafter, after giving effect to the Stock Split), subject to Mrs. Lucas’ continued employment or service through each vesting date as described further below in the discussion in the footnotes following the “Outstanding Equity Awards at Fiscal Year End” table. Any Options granted pursuant to the employment agreement that are unvested at the applicable time will be deemed terminated if Mrs. Lucas terminates the Agreement prior to the end of the applicable vesting schedule or if she is terminated for “Cause,” as such term is defined in her employment agreement. If Mrs. Lucas’ employment is terminated by the Company without “Cause,” she will be entitled to full vesting of outstanding options and two years of compensation and benefits under her employment agreement. The agreement includes non-solicit and non-compete restrictive covenants that apply for one year following termination of employment and includes confidentiality/non-disclosure obligations.

Equity Compensation Plans

2025 Omnibus Incentive Plan

We intend to adopt the Slide Insurance Holdings, Inc. 2025 Omnibus Incentive Plan (the “2025 Plan”), which will be effective on the date immediately prior to the date our registration statement relating to this offering becomes effective. The principal purpose of the 2025 Plan will be to attract, retain, and motivate selected employees, consultants, and directors through the grant of equity-based and cash-based incentive awards to employees, consultants, service providers and non-employee directors of the Company and its affiliates. The following is a summary of the material terms currently contemplated for the 2025 Plan, which are subject to change.

Administration. The compensation committee of our board of directors is expected to administer the 2025 Plan unless our board of directors assumes authority for administration. Our board of directors may delegate its powers to a committee, which, to the extent required to comply with Rule 16b-3, is intended to be comprised of “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The 2025 Plan will provide that the board or compensation committee may delegate its authority to grant awards other than to individuals subject to Section 16 of the Exchange Act or officers or directors to whom authority to grant awards has been delegated.

Authority. The Committee will have the authority to, among other actions, determine eligible participants, the types of awards to be granted, the number of shares covered by any awards, the terms and conditions of any awards (and amend any terms and conditions) and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended. In addition, the Committee will have the authority to waive restrictions or accelerate vesting of any award at any time. The Committee may interpret and administer the 2025 Plan or any award thereunder and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2025 Plan.

Shares reserve. The maximum number of shares of our common stock available for issuance under the 2025 Plan will be limited so as not to exceed the sum of (1) a number of new shares, to be determined by the board of directors in consultation with outside advisors, plus (2) the number of shares that remain available for issuance under our Prior Plan at the time our 2025 Plan becomes effective, plus (3) any shares subject to outstanding stock options that were granted under our Prior Plan that, on or after the 2025 Plan becomes effective, terminate or expire prior to exercise or settlement; are settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price in accordance with the terms of the Prior Plan. Any shares underlying substitute awards, shares remaining available for grant under a plan of an acquired company and awards that are forfeited, cancelled, expired, terminated or are otherwise lapsed, in whole or in part, or are settled in cash or withheld by us in respect of taxes, will become available for future grant under our 2025 Plan. The plan will also include a customary limit on the number of shares of stock that may be issued upon the exercise of incentive stock options (“ISOs”).

Adjustments. In the event of certain changes in our corporate structure, including any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, or other similar corporate transaction or event affecting our common stock, or changes in applicable laws, regulations or accounting principles, the Committee will make appropriate adjustments to prevent undue enrichment or harm to the number and type of shares of our common stock subject to awards, and to the grant, purchase, exercise or hurdle price for any award.

Non-employee director limits. Under the 2025 Plan, the maximum number of shares of our common stock subject to an award granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year, in respect to the director’s service as a member of our board of directors during such year, shall not exceed a limit to be determined by the board of directors in consultation with outside advisors. The independent directors may make exception to this limit for a non-executive chair of our board of directors, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Stock options. The 2025 Plan will permit the grant of incentive stock options to employees and/or nonstatutory stock options to all eligible participants. The exercise price of stock options may not be less than the fair market value of our common stock on the grant date, provided that if an incentive stock option is granted to a 10% stockholder, the exercise price may not be less than 110% of the fair market value of our common stock. Each stock option agreement will set forth the vesting schedule of the options and the term of the options, which may not exceed ten years (or five years in the case of an incentive stock option granted to a 10% stockholder). The Committee will determine the method of payment of the exercise price. The Committee may provide in an applicable award agreement that, to the extent a stock option is not previously exercised as to all of the shares of our common stock subject thereto, and, if the fair market value of one share of our common stock is greater than the exercise price then in effect, then the stock option shall be deemed automatically exercised immediately before its expiration.

Stock appreciation rights. The 2025 Plan will permit the grant of stock appreciation rights, which entitle the holder to receive shares of our common stock or cash having an aggregate value equal to the appreciation in the fair market value of our common stock between the grant date and the exercise date, times the number of shares of our common stock subject to the award. The exercise price of stock appreciation rights may not be less than the fair market value of our common stock on the date of grant. Each stock appreciation rights agreement will set forth the vesting schedule of the stock appreciation rights. The Committee may provide in an applicable award agreement that, to the extent a stock appreciation right is not previously exercised as to all of the shares of our common stock subject thereto, and, if the fair market value of one share of our common stock is greater than the exercise price then in effect, then the stock appreciation right shall be deemed automatically exercised immediately before its expiration.

Restricted stock and restricted stock units. The 2025 Plan will permit the grant of restricted stock and restricted stock units. Restricted stock awards are grants of shares of our common stock, subject to certain condition and restrictions as specified in the applicable award agreement. Restricted stock units represent the right to receive shares of our common stock (or a cash amount equal to the value of our common stock) on future specified dates. The Committee will determine the form or forms in which payment of the amount owing upon settlement of a restricted stock unit may be made.

Performance awards. The 2025 Plan will permit the grant of performance awards, which are payable upon the achievement of performance goals determined by the Committee. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a performance award.

Other cash-based awards and other stock-based awards. The 2025 Plan permits the grant of other cash-based and other stock-based awards, the terms and conditions of which will be determined by the Committee and specified in the applicable award agreement.

Separation from service. In the event of a participant’s separation from service, as defined in the 2025 Plan, the Committee may determine the extent to which an award may be exercised, settled, vested, paid or forfeited prior to the end of a performance period, or the effect of such separation on the vesting, exercise or settlement of an award.

Change in control. In the event of a change in control, as defined in the 2025 Plan, the Committee may take certain actions with respect to outstanding awards, including the continuation or assumption of awards, substitution or replacement of awards by a successor entity, acceleration of vesting and lapse of restrictions, determination of the attainment of performance conditions for performance awards or cancellation of awards in consideration of a payment.

Clawback. Under the 2025 Plan, awards (including any amounts or benefits arising from such awards) will be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any awards or any shares issued or cash received upon vesting, exercise or settlement of any such awards or sale of shares underlying such awards, including any policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.

No repricing. Except pursuant to an adjustment by the Committee permitted under the 2025 Plan, no action may directly or indirectly reduce the exercise or hurdle price of any award established at the time of grant without stockholder approval.

Plan amendment or suspension. The Committee will have the authority to amend, suspend, discontinue or terminate the 2025 Plan, provided that no such action may be taken without stockholder approval if the approval is necessary to comply with a tax or regulatory requirement or other applicable law for which the Committee deems it necessary or desirable to comply. No amendment may in general adversely and materially affect a participant’s rights under any award without such participant’s written consent.

Term of the plan. No awards may be granted under the 2025 Plan after the earlier of the following events: (i) our board of directors terminates the plan, (ii) the maximum number of shares available for issuance has been issued or (iii) ten years from the effective date of the 2025 Plan.

2021 Equity Compensation Plan

The Company maintains the Slide Insurance Holdings, Inc. 2021 Equity Compensation Plan (the “Prior Plan”), which was originally adopted by our board of directors and approved by our stockholders on October 8, 2021. The Prior Plan provides for the grant of ISOs, nonqualified stock options (“NSOs”), stock awards, stock units, stock appreciation rights and other equity-based awards. Employees, officers, directors, consultants and advisors of the Company and its subsidiaries are eligible to receive awards under the Prior Plan; however, ISOs may only be granted to our employees, under which it grants options and other equity-based awards to eligible service providers, including certain employees, consultants, and directors. The full text of the Prior Plan will be included as an exhibit to the registration statement of which this prospectus is a part, and the following discussion is qualified in its entirety by reference to such text.

Stock awards. As of March 31, 2025, there were 14,093,750 shares of common stock (after giving effect to the Stock Split) issuable upon the exercise of stock options outstanding under the Prior Plan at a weighted-average exercise price of $0.84 per share (after giving effect to the Stock Split), options to purchase     shares of our common stock had been exercised and 87,940 shares of common stock were available for future issuance under the Prior Plan (after giving effect to the Stock Split). On and after the effective date of the 2025 Plan described above, we will grant no further stock options or other awards under the Prior Plan. However, any shares of common stock subject to awards under our Prior Plan that expire, terminate, or otherwise are surrendered or canceled without being fully exercised, are forfeited or result in any common stock not being issued, will become available for issuance under our Prior Plan.

Administration. The Company’s board of directors, or a committee appointed by and consisting of members of the board of directors, has the authority to administer the Prior Plan (we refer to the board and such authorized committee, as the “Committee” herein).

Authority. Under the Prior Plan, the Committee has the sole authority to (i) determine the individuals to whom grants will be made under the Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued grant and (v) resolve any other matters arising under the Prior Plan. The Committee has full power and authority to administer and interpret the Prior Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Prior Plan and for the conduct of its business as the Committee deems necessary or advisable, in its sole discretion.

Share reserve. The Prior Plan provides that a maximum of 3,088,235 shares of our common stock are authorized for issuance under the plan (16,985,292 shares of our common stock, after giving effect to the Stock Split). Shares that are subject to awards that are terminated, expired, canceled, forfeited, exchanged or surrendered without having been exercised shall again be available for issuance under the plan.

Options. The Committee may grant options to service providers as it deems appropriate, including options that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options that are not intended to so qualify. Options granted under the Prior Plan may not have a term exceeding ten years. The exercise price per share of ISOs and NSOs granted under our Prior Plan cannot be less than 100% of the fair market value per share of our common stock on the grant date. Subject to the provisions of our Prior Plan, the Committee determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.

Adjustments. Upon the occurrence of any change in the number or kind of shares of our common stock outstanding by reason of a stock dividend, spinoff, recapitalization, stock split, reverse stock split, combination or exchange of shares, merger, reorganization or consolidation, a reclassification or change in par value, or any other extraordinary or unusual event affecting our outstanding common stock without receipt of consideration by the Company, the kind and number of shares covered by an award, the kind and number of shares issued and authorized for issuance under the Prior Plan as well as the price per share of our common stock subject to an award shall be equitably adjusted in such manner as the Committee deems appropriate.

Change in control. In the event of a Change of Control, the Committee may (i) provide that outstanding options (or other awards) shall accelerate and vest in full; (ii) provide that outstanding options (or other awards) will be assumed or replaced with comparable options (or similar grants, in the case of other awards) by the surviving corporation; (iii) require grantees to surrender their outstanding options (or other awards) in exchange for an amount equal to the fair market value of the shares subject to such option or other award (less the applicable exercise price, in the case of options or SARs); (iv) after giving grantees the opportunity to exercise any unexercised options or SARs, terminate any such unexercised options or SARs; or (v) terminate any grants that are unvested and unexercisable.

Under the Prior Plan, a change in control is generally defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, excluding transactions pursuant to which the Company issues securities in a bona fide sale to raise funds for operations, a public offering of the Company’s securities or a transaction in which the Company becomes a subsidiary of another corporation and in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the parent entity; (2) a consummated merger or consolidation of the Company in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (3) a sale or other disposition of all or substantially all of our assets; and (4) a liquidation or dissolution of the Company.

Transferability. A participant generally may not transfer stock awards under the Prior Plan other than by will, the laws of descent and distribution, except as the Committee may otherwise determine or provide in the award agreement or as otherwise provided under the Prior Plan.

Amendment or termination. The board of directors may provide for the termination or amendment of the Prior Plan, subject to stockholder approval if such approval is required in order to comply with any applicable law. Unless earlier terminated by our board of directors, the Prior Plan will terminate on October 8, 2031.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning unexercised options, stock that has not vested and equity incentive plan awards for the executive officers named in the Summary Compensation Table as of the end of our fiscal year ended December 31, 2024 (before giving effect to the Stock Split).

	Option Awards(1)								Stock Awards(1)

Name	Grant Date	Unexercised Options Exercisable (#)	Unexercised Options Unexercisable (#)		Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Bruce Lucas	10/08/2021	243,750	56,250	(2)	—		0.01	10/07/2031	—		—
	10/08/2021	350,000	—		50,000	(3)	0.01	10/07/2031	—		—
	02/25/2022	100,000	—		—		4.32	02/24/2032	—		—
	07/13/2023	500,000	—		100,000	(4)	7.59	07/12/2033	—		—
	12/17/2024	—	—		—		—	—	100,000	(10)	5,852,000
Jesse Schalk	06/13/2022	10,000	10,000	(5)	—		4.32	06/12/2032	—		—
	09/07/2022	20,000	10,000	(6)	—		7.59	09/06/2032	—		—
	02/14/2023	25,000	50,000	(7)	—		7.59	02/12/2033	—		—
	12/17/2024	—	—		—		—	—	20,000	(11)	1,170,400
Shannon Lucas	10/08/2021	48,750	11,250	(8)	—		0.01	10/07/2031	—		—
	02/25/2022	50,000	—		—		4.32	02/24/2032	—		—
	07/13/2023	100,000	—		100,000	(9)	7.59	07/12/2033	—		—
	12/17/2024	—	—		—		—	—	100,000	(10)	5,852,000

(1)

All option awards and stock awards listed in this table were granted pursuant to our Prior Plan, the terms of which are described below and further under Note 23 Stock-based Compensation to our financial statements included elsewhere in this prospectus. The number of options and the exercise price and the number of stock awards are shown in the table above before giving effect to the Stock Split.

(2)

The remaining unvested and unexercisable shares underlying this option become vested and exercisable in equal monthly installments of 6,250 shares (34,375 shares after giving effect to the Stock Split) over a period of 9 months through September 13, 2025, subject to the named executive officer’s continued employment or service through each monthly vesting date.

(3)

The remaining unvested and exercisable shares underlying this option become vested and exercisable if a positive EBITDA for calendar 2025 is attained by the Company, subject to the named executive officer’s continued employment or service at such vesting event.

(4)

100,000 shares underlying this option (550,000 shares after giving effect to the Stock Split) become vested and exercisable upon each of the following: (i) the first occurrence of the launch of the Company in a new state; and (ii) positive EBITDA for calendar 2025 is attained by the Company, subject to the named executive officer’s continued employment or service at each such vesting event.

(5)

The shares underlying this option become vested and exercisable as to 5,000 shares (27,500 shares after giving effect to the Stock Split) subject to the option on each of March 1 of 2025 and 2026, subject to the named executive officer’s continued employment or service through each vesting date.

(6)

The shares underlying this option become vested and exercisable as to 10,000 shares (55,000 shares after giving effect to the Stock Split) subject to the option on September 1 of 2025, subject to the named executive officer’s continued employment or service through each vesting date.

(7)

The shares underlying this option become vested and exercisable as to 25,000 shares (137,500 shares after giving effect to the Stock Split) subject to the option on each of January 31 of 2025 and 2026, subject to the named executive officer’s continued employment or service through each vesting date.

(8)

The remaining unvested and unexercisable shares underlying this option become vested and exercisable in equal monthly installments of 1,250 shares (6,875 shares after giving effect to the Stock Split) over a period of 9 months through September 13, 2025, subject to the named executive officer’s continued employment or service through each monthly vesting date.

(9)

100,000 shares (550,000 shares after giving effect to the Stock Split) underlying this option become vested and exercisable upon each of the following: (i) the occurrence of the launch of the Company in a new state, and (ii) positive EBITDA for calendar 2025, subject to the named executive officer’s continued employment or service at each such vesting event.

(10)

The shares underlying this award of restricted stock units become vested as to 1/24th of shares subject to the restricted stock units monthly, commencing on January 1, 2025 and ending on December 31, 2026, subject to the named executive officer’s continued employment or service through each applicable vesting date.

(11)

The shares underlying this award of restricted stock units become vested as to 50% of shares subject to the restricted stock units on each of December 31, 2025 and December 31, 2026, subject to the named executive officer’s continued employment or service through each applicable vesting date.

Potential Payments upon Termination or Change in Control

Bruce Lucas. Under the terms of his employment agreement, if the Company terminates Mr. Lucas’ employment, without “Cause,” the Company will pay Mr. Lucas two years of annual base salary and subsidized participation in the Company’s health and welfare plan under his employment agreement and all of Mr. Lucas’ unvested options that are then outstanding will become fully vested. For purposes of Mr. Lucas’ employment agreement, “Cause” is defined as any willful and gross misconduct, moral turpitude, failure to perform duties in good faith, or material breach of fiduciary duty toward the Company. Any options granted pursuant to the agreement that are unvested at the applicable time will be deemed terminated if Mr. Lucas terminates his employment agreement prior to the end of the applicable vesting schedule and upon a termination by the Company for “Cause.” In addition, in order to enforce the non-competition covenant set forth in Mr. Lucas’ employment agreement, the Company will be required to pay an additional amount equal to Mr. Lucas’ prior year compensation and benefits.

Shannon Lucas. Under the terms of her employment agreement, if Mrs. Lucas’ employment is terminated by the Company without “Cause,” the Company will pay Mrs. Lucas two years of annual base salary and subsidized participation in the Company’s health and welfare plan under her employment agreement and all of Mrs. Lucas’ unvested options that are then outstanding will become fully vested. For purposes of Mrs. Lucas’ employment agreement, “Cause” is defined as any willful and gross misconduct, moral turpitude, failure to perform duties in good faith, or material breach of fiduciary duty toward the Company. Any options granted pursuant to the agreement that are unvested at the applicable time will be deemed terminated if Mrs. Lucas terminates her employment agreement prior to the end of the applicable vesting schedule and upon a termination by the Company for “Cause.” In addition, in order to enforce the non-competition covenant set forth in Mrs. Lucas’ employment agreement, the Company will be required to pay an additional amount equal to Mrs. Lucas’ prior year compensation and benefits.

Other than with respect to the employment agreements described above, we do not have agreements with our named executive officers that provide for payments upon termination, retirement or in connection with a change in control of the Company.

Non-Employee Director Compensation

We do not currently have a formal director compensation policy. We intend to adopt a Non-Employee Director Compensation Policy that provides for compensation for non-employee directors, including an annual retainer of $200,000 for the calendar year, which may be received in cash, as restricted stock units (RSUs) or a mix of both. RSUs vest on the earlier of one year from the grant date or a Change in Control, subject to the director’s continuous service. Retainers are paid annually, with prorated amounts for directors whose service is terminated or who are appointed mid-year.

In 2024, we granted to our non-employee directors, annual cash retainers of $162,500 to Robert Gries and Stephen Rohde and $112,500 to Thomas O’Shea. Additionally, Mr. Gries received a grant of 3,419 restricted stock units (18,804 restricted stock units after giving effect to the Stock Split) on December 17, 2024, intended to compensate him for his 2025 service to the board, which become vested as to 1/12th of shares subject to the restricted stock unit award monthly, commencing on January 1, 2025 and ending on December 31, 2025, subject to his continued service through each applicable vesting date.

2024 director compensation table

The following table sets forth information regarding the compensation earned for service on our board of directors in 2024 by our non-employee directors. Bruce Lucas, our Founder and Chief Executive Officer, and Shannon Lucas, our Chief Operating Officer & Chief Risk Officer, are also members of our board of directors but did not receive any additional compensation for their service as a director.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Stock Awards(2) ($)		All Other Compensation ($)		Total ($)
Robert Gries	162,500	—	200,080	(3)	185,500	(4)	548,080
Thomas O’Shea	112,500	—	—		—		112,500
Stephen Rohde	162,500	—	—		—		162,500

(1)

The table below sets forth the outstanding options held by our non-employee directors as of December 31, 2024, before giving effect to the Stock Split. No options were granted to our non-employee directors in 2024.

(2)

This column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of the restricted stock units that settle in shares of our common stock granted to Mr. Gries, which is measured on the grant date based on the fair market value of our common stock on the date of grant. For a further discussion of the assumptions used in the calculation of the grant-date fair values for the restricted stock units pursuant to ASC 718, see Note 23 Stock-based Compensation to our financial statements included elsewhere in this prospectus.

(3)

The 3,419 shares (18,804 shares, after giving effect to the Stock Split) underlying this award of restricted stock units, granted to compensate Mr. Gries for his 2025 service to the board, become vested as to 1/12th of shares subject to the restricted stock units monthly, commencing on January 1, 2025 and ending on December 31, 2025, subject to Mr. Gries’ continued service through each applicable vesting date.

(4)	This column reflects the amount paid by the Company on behalf of Mr. Gries to lease an airplane.

Name	Number of Outstanding Options(1)			Number of Outstanding Stock Awards
	Vested (#)	Unvested (#)	Per Share Exercise Price ($)
Robert Gries	75,000	0	4.32	3,419
	37,500	37,500	7.59	—
Thomas O’Shea	—	—	—	—
	—	—	—	—
Stephen Rohde	10,000	0	0.01	—
	5,000	5,000	7.59	—

(1)

Share numbers are as of December 31, 2024. After giving effect to the Stock Split, Robert Gries holds 412,500 vested options with a per share exercise price of $0.79, and 206,250 vested options and 206,250 unvested options with a per share exercise price of $1.38. Stephen Rohde holds 55,000 vested options with a per share exercise price of $0.01, and 27,500 vested options and 27,500 unvested options with a per share exercise price of $1.38.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”

Sales of Series A Preferred Stock

From November 2021 to January 2022, we issued and sold 7,775,496 shares of our Series A preferred stock at a price of $13.64 per share to a group of accredited investors for an aggregate purchase price of $106.0 million. Of the 7,775,496 shares sold, an aggregate of 2,039,594 shares were purchased by our directors, executive officers, and their respective affiliates. In connection with such sale of Series A preferred stock, certain key holders entered into a Right of First Refusal Agreement and Voting Agreement, granting each of them certain additional rights with respect to their ownership of such Series A preferred stock.

From December 2022 to February 2023, we issued and sold an aggregate of 1,466,920 shares of our Series A preferred stock at a price of $13.64 per share to a group of accredited investors for an aggregate purchase price of $20.0 million. Of the 1,466,920 shares sold, an aggregate of 58,868 shares were purchased by our directors, executive officers, and their respective affiliates. In connection with such sale of Series A preferred stock, certain key holders entered into a Right of First Refusal Agreement and Voting Agreement, granting each of them certain additional rights with respect to their ownership of such Series A preferred stock.

In November 2023, we facilitated the sale of 73,334 shares of our Series A preferred stock at a price of $27.27 per share from an investor to Thomas O’Shea, a member of our board of directors, for an aggregate purchase price of $2.0 million.

The following table includes a description of the Series A preferred stock purchased by these individuals in the transactions described above:

Name of Related Person	Relationship to Company	Date of Purchase	Number of Shares		Aggregate Purchase Price
Bruce Lucas	Chief Executive Officer and Chairman of our board of directors	Fourth Quarter 2021	183,896	(1)	$2,507,653

Robert Gries	Director	Fourth Quarter 2021	1,709,031	(2)	$23,305,000

		First Quarter 2022	146,667		$2,000,000

Thomas O’Shea	Director	Fourth Quarter 2023	73,334		$2,000,000

Jesse Schalk	President and Chief Financial Officer	First Quarter 2023	22,000		$300,000

(1)	Includes 18,334 shares owned by Bruce Lucas Irrevocable Trust Agreement of 2014.
(2)	Includes 434,495 shares owned by GRM Family Limited Partnership, an entity controlled by Mr. Gries.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Pre-IPO Significant Stockholders.

At any time beginning 180 days following the closing of this offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, Pre-IPO Significant Stockholders may require that we register for public resale under the Securities Act all shares of common stock constituting registrable securities that they request be registered at any time following this offering so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $25.0 million. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve months after the date of this prospectus, the Pre-IPO Significant Stockholders have the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions. If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to employee benefit plan or a corporate reorganization or other Rule 145 transaction), the Pre-IPO Significant Stockholders are entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

We will undertake in the Registration Rights Agreement to use our reasonable best efforts to file a shelf registration statement on Form S-3 to permit the resale of the shares of common stock held by Pre-IPO Stockholders.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting discounts and spreads).

Stockholders Agreement

At the closing of this offering, we will enter into the Stockholders Agreement with certain holders of our common stock prior to our initial public offering including the Pre-IPO Significant Stockholders which will provide that, until the Pre-IPO Significant Stockholders no longer meet the Substantial Ownership Requirement, which is defined in of our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders, approval by the Pre-IPO Significant Stockholders will be required for certain corporate actions. These actions include: (1) a change of control; (2) acquisitions or dispositions of assets in an amount exceeding 15% of our total assets; (3) the issuance of equity of Slide Insurance Holdings, Inc. or any of its subsidiaries (other than under equity incentive plans that have received the prior approval of our board of directors) in an amount exceeding $50.0 million; (4) amendments to our certificate of incorporation or bylaws; (5) changes to the strategic direction or scope of our business; and (6) any change in the size of the board of directors. The Stockholders Agreement will also provide that, until the Substantial Ownership Requirement is no longer met (which is 10%), the approval of the Pre-IPO Significant Stockholders, will be required for the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel or Controller (including terms of compensation). Furthermore, the Stockholders Agreement will provide that, until the Substantial Ownership Requirement is no longer met, the Pre-IPO Significant Stockholders may designate the majority of the nominees for election to our board of directors, including the nominee for election to serve as the Chairman of the board of directors.

Employment Arrangements

Bruce Lucas, our Chief Executive Officer and the Chairman of our board of directors, is married to Shannon Lucas, our Chief Operating Officer and a director. Both Mr. Lucas and Mrs. Lucas have been employed by us from our inception, and each continues as an employee today. For more information regarding their respective compensation arrangements, see “Executive Compensation.”

Airplane Lease Agreement

On February 21, 2024, Slide entered into an agreement (the “Airplane Lease Agreement”) with GF Aircraft, LLC, the owner of a private aircraft (“GF Aircraft”). Robert Gries, a member of our board of directors, has an indirect controlling ownership interest in GF Aircraft. Pursuant to the Airplane Lease Agreement, GF Aircraft, as lessor, agreed to dry lease such private aircraft to Slide, as lessee, for up to 50 hours of flight time through February 21, 2025. In connection with the execution of the Airplane Lease Agreement, Slide made a one-time cash payment in the amount of $185,500 to GF Aircraft.

Agreements with Series A Preferred Stockholders

In connection with our Series A preferred stock financings, we entered into a voting agreement and right of first refusal agreement, in each case, with the purchasers of our Series A preferred stock, including certain of our directors and executive officers and entities with which certain of our directors are affiliated. Our voting agreement provides for, among other things, drag-along and tag-along rights in respect of sales by certain holders of our Series A preferred stock. Our right of first refusal agreement provides for, among other things, rights of first refusal in respect of sales by certain holders of our Series A preferred stock. The rights under each of the voting agreement and the right of first refusal agreement will terminate upon the closing of this offering.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us and our stockholders. We do not currently know the extent to which these related persons will participate in the directed share program, if at all, but the number of shares of common stock available for sale to the general public will be reduced to the extent these related persons purchase such reserved shares of common stock. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. The sales will be administered by an affiliate of Morgan Stanley & Co. LLC, an underwriter in this offering. See “Underwriting—Directed Share Program.”

Indemnification Agreements

We expect to enter into an indemnification agreement at the closing of this offering with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. See “Management—Indemnification of Officers and Directors.”

Related Person Transaction Policy

Our board of directors will adopt a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2025, by:

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group;

•	each selling stockholder; and

•	each person whom we know to own beneficially more than 5% of our common stock.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of March 31, 2025. Shares issuable pursuant to stock options and restricted stock units are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes 16,666,667 shares of common stock being offered for sale by us in this offering.

The percentage of beneficial ownership for the following table is based on 56,893,292 shares of common stock outstanding as of March 31, 2025, and 124,934,085 shares of common stock outstanding after the completion of this offering, and gives effect to the Stock Split and the automatic conversion of 51,374,125 shares of our Series A preferred stock into 51,374,125 shares of common stock, which will occur upon the closing of this offering, as if such Stock Split and automatic conversion occurred as of March 31, 2025. In addition, the following table does not reflect any shares of common stock that may be purchased in this offering pursuant to our directed share program as described under “Underwriting—Directed Share Program.”

Unless otherwise indicated, the address for each listed stockholder is: c/o Slide Insurance Holdings, Inc., 4221 W. Boy Scout Blvd., Suite 200, Tampa, Florida 33607. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering(1)				% Total Outstanding	% Total Voting Power Before this Offering	Shares of Common Stock Being Offered		Shares Beneficially Owned After the Offering				% Total Voting Power After this Offering
	Series A Preferred Stock		Common Stock						No Exercise of Underwriters’ Option		Full Exercise of Underwriters’ Option
	Number	% Outstanding	Number	% Outstanding			No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option	Number	% Outstanding	Number	% Outstanding	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
Named Executive Officers, Directors and Director Nominees
Bruce Lucas(2)	1,030,227	2.01%	49,202,312	85.2%	45.98%	40.07%	—	—	50,232,539	45.09%	50,232,539	45.09%	40.21%	40.21%
Jesse Schalk(3)	121,000	*	467,500	*	*	*	—	—	588,500	*	588,500	*	*	*
Shannon Lucas(4)	—	—	6,467,092	11.3%	5.97%	5.08%	—	—	6,467,092	5.94%	6,467,092	5.94%	5.18%	5.18%
Beth W. Bruce(5)	302,505	*	—	*	*	*	19,831	50,860	282,674	*	251,645	*	*	*
Robert Gries(6)	2,389,722	4.65%	631,290	1.11%	2.79%	2.78%	358,457	358,457	2,662,555	2.14%	2,662,555	2.14%	2.13%	2.13%
Thomas O’Shea	403,337	*	—	—	*	*	—	—	403,337	*	403,337	*	*	*
Steve Rohde(7)	—	—	82,500	*	*	*	7,083	18,165	75,417	*	64,335	*	*	*
Andrew Wright(8)	221,837	*	—	—	*	*	—	—	221,837	*	221,837	*	*	*
All Named Executive Officers and Directors as a Group (8 Persons)	4,468,628	8.70%	56,850,694	98.59%	56.21%	48.90%	385,371	427,482	60,933,951	54.87%	60,891,840	54.84%	48.77%	48.74%
Selling Stockholders
LIST Developers, LLC(9)	7,816,616	15.22%	—	—	7.22%	7.22%	1,172,497	1,172,497	6,644,119	5.32%	6,644,119	5.32%	5.32%	5.32%
DC13, LLC(10)	—	—	5,500,000	9.67%	5.08%	5.08%	708,255	1,816,447	4,791,745	3.84%	3,683,553	2.95%	3.84%	2.95%
HSCM Bermuda Fund Ltd.	2,614,442	5.09%	—	—	2.41%	2.41%	2,614,442	2,614,442	—	—	—	—	*	—
Lindell Slide Insurance, LLC	2,052,963	4.00%	—	—	1.90%	1.90%	410,592	410,592	1,642,371	1.31%	1,642,371	1.31%	1.31%	1.31%
Ryan J. Clegg	—	—	953,766	1.68%	*	*	49,011	125,698	904,755	*	828,068	*	*	*
DP Legacy Holdings LLC	806,674	1.57%	—	—	*	*	21,248	54,494	785,426	*	752,180	*	*	*
Lee M. Barlas and Irini Barlas Revocable Trust	806,668	1.57%	—	—	*	*	66,104	169,536	740,564	*	637,132	*	*	*
Thomas Frederick	806,668	1.57%	—	—	*	*	412,500	412,500	394,168	*	394,168	*	*	*
Dahl Brothers, LLC	605,000	1.18%	—	—	*	*	49,578	127,151	555,422	*	477,849	*	*	*
CP Slide Holdings LLC	403,337	*	—	—	*	*	37,302	95,668	366,035	*	307,669	*	*	*
Cygram Heritage LLLP	403,337	*	—	—	*	*	28,330	72,658	375,007	*	330,679	*	*	*
Daniel Ochstein	403,337	*	—	—	*	*	15,582	39,962	387,755	*	363,375	*	*	*
Duende LLC	403,337	*	—	—	*	*	51,939	133,208	351,398	*	270,129	*	*	*
Nick and Sabrena Amaro	403,337	*	—	—	*	*	18,415	47,228	384,922	*	356,109	*	*	*
Debra L. Ochstein FLLC	302,500	*	—	—	*	*	11,686	29,971	290,814	*	272,529	*	*	*
L. Don and Dana Miller	302,500	*	—	—	*	*	11,686	29,971	290,814	*	272,529	*	*	*
Scott Fink	302,500	*	—	—	*	*	38,954	99,905	263,546	*	202,595	*	*	*
David and Kristi Lam	282,337	*	—	—	*	*	18,131	46,501	264,206	*	235,836	*	*	*
Kerry Dustin	282,337	*	—	—	*	*	7,083	18,165	275,254	*	264,172	*	*	*
Tampa Bay Ventures Seed Fund I LP	274,268	*	—	—	*	*	35,319	90,582	238,949	*	183,686	*	*	*
Fernyhough Investments Ltd.	181,505	*	—	—	*	*	14,165	36,329	167,340	*	145,176	*	*	*
Ben MacMillan Badcock	121,000	*	—	—	*	*	14,165	36,329	106,835	*	84,671	*	*	*
Chris and Daneen Gurney	121,000	*	—	—	*	*	10,341	26,520	110,659	*	94,480	*	*	*

	Shares Beneficially Owned Before the Offering(1)				% Total Outstanding	% Total Voting Power Before this Offering	Shares of Common Stock Being Offered		Shares Beneficially Owned After the Offering				% Total Voting Power After this Offering
	Series A Preferred Stock		Common Stock						No Exercise of Underwriters’ Option		Full Exercise of Underwriters’ Option
	Number	% Outstanding	Number	% Outstanding			No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option	Number	% Outstanding	Number	% Outstanding	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
Martin R. Cole	121,000	*	—	—	*	*	14,165	36,329	106,835	*	84,671	*	*	*
Michael Goetz and Lisa Goetz	121,000	*	—	—	*	*	11,332	29,063	109,668	*	91,937	*	*	*
Paul and Mary Jo Arnold	121,000	*	—	—	*	*	10,907	27,973	110,093	*	93,027	*	*	*
RFLP Group LLLP	121,000	*	—	—	*	*	31,163	79,924	89,837	*	41,076	*	*	*
Christopher U. Toepke Revocable Trust dated 12-16-13	100,837	*	—	—	*	*	8,499	21,797	92,338	*	79,040	*	*	*
Donald Wojnowski	100,837	*	—	—	*	*	25,970	66,605	74,867	*	34,232	*	*	*
Equity Trust Co. FBO Robin Kippenberger #1730008	100,837	*	—	—	*	*	11,332	29,063	89,505	*	71,774	*	*	*
Kevin E. Hawkins Irrevocable Trust DTD 12/4/2014	100,837	*	—	—	*	*	25,970	66,605	74,867	*	34,232	*	*	*
LadyLane 2, LLC	100,837	*	—	—	*	*	7,791	19,981	93,046	*	80,856	*	*	*
Martin Krytus	100,837	*	—	—	*	*	18,415	47,228	82,422	*	53,609	*	*	*
Michael Evans Pearl Revocable Trust	100,837	*	—	—	*	*	25,970	66,605	74,867	*	34,232	*	*	*
Michael H. Robbins Revocable Trust u/a/d February 24, 2021	100,837	*	—	—	*	*	25,970	66,605	74,867	*	34,232	*	*	*
Mitchell Stiles	100,837	*	—	—	*	*	17,706	45,411	83,131	*	55,426	*	*	*
MSL FBO J. Christopher Sketch Revocable Trust u/a/d 2/12/2003	100,837	*	—	—	*	*	11,804	30,273	89,033	*	70,564	*	*	*
Peter Staats	100,837	*	—	—	*	*	8,499	21,797	92,338	*	79,040	*	*	*
Peter Tumminello	100,837	*	—	—	*	*	12,749	32,696	88,088	*	68,141	*	*	*
Pranabio Investments LLC	100,837	*	—	—	*	*	25,970	66,605	74,867	*	34,232	*	*	*
SCM Tech, LLC	100,837	*	—	—	*	*	14,165	36,329	86,672	*	64,508	*	*	*
Thomas Errico	100,837	*	—	—	*	*	15,582	39,962	85,255	*	60,875	*	*	*
Thomas Mollick	100,837	*	—	—	*	*	25,970	66,605	74,867	*	34,232	*	*	*
WestWin Investments LLC	100,837	*	—	—	*	*	8,499	21,797	92,338	*	79,040	*	*	*
Lewis Ladocsi	80,674	*	—	—	*	*	6,941	17,801	73,733	*	62,873	*	*	*
Barkley Kirkendall 3, LLC	80,668	*	—	—	*	*	14,165	36,329	66,503	*	44,339	*	*	*
Bryan Greenberg Revocable Trust dated 7/19/1994	80,668	*	—	—	*	*	14,165	36,329	66,503	*	44,339	*	*	*
Charles F. Robinson Jr.	80,668	*	—	—	*	*	6,611	16,955	74,057	*	63,713	*	*	*
Christopher Scott Revocable Trust	80,668	*	—	—	*	*	2,125	5,449	78,543	*	75,219	*	*	*
Craig and Sandra Barkley	80,668	*	—	—	*	*	7,083	18,165	73,585	*	62,503	*	*	*
Dustin Michael Faraone	80,668	*	—	—	*	*	20,776	53,284	59,892	*	27,384	*	*	*
Flaharty & Associates, LLC	80,668	*	—	—	*	*	9,916	25,430	70,752	*	55,238	*	*	*
Gary Van Meer	80,668	*	—	—	*	*	3,778	9,689	76,890	*	70,979	*	*	*
Greg and Meredith Winkler	80,668	*	—	—	*	*	6,611	16,955	74,057	*	63,713	*	*	*

	Shares Beneficially Owned Before the Offering(1)				% Total Outstanding	% Total Voting Power Before this Offering	Shares of Common Stock Being Offered		Shares Beneficially Owned After the Offering				% Total Voting Power After this Offering
	Series A Preferred Stock		Common Stock						No Exercise of Underwriters’ Option		Full Exercise of Underwriters’ Option
	Number	% Outstanding	Number	% Outstanding			No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option	Number	% Outstanding	Number	% Outstanding	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
Advanta IRA Services, LLC FBO John Carter IRA 8010134	80,668	*	—	—	*	*	8,287	21,253	72,381	*	59,415	*	*	*
Lisa and Richard Brakefield	80,668	*	—	—	*	*	5,194	13,322	75,474	*	67,346	*	*	*
Michael A. Freeman Revocable Trust	80,668	*	—	—	*	*	20,776	53,284	59,892	*	27,384	*	*	*
Spaulding Ridge Capital LLC	80,668	*	—	—	*	*	20,776	53,284	59,892	*	27,384	*	*	*
Amy Cross	61,869	*	—	—	*	*	11,093	28,450	50,776	*	33,419	*	*	*
Advanta IRA Services FBO Shon Flaharty	40,337	*	—	—	*	*	4,958	12,715	35,379	*	27,622	*	*	*
Ashish Shah and Leena Shah	40,337	*	—	—	*	*	10,389	26,644	29,948	*	13,693	*	*	*
Brantley and Lindsay Muscato	40,337	*	—	—	*	*	3,541	9,082	36,796	*	31,255	*	*	*
CnO Capital LLC	40,337	*	—	—	*	*	10,389	26,644	29,948	*	13,693	*	*	*
David Rocco	40,337	*	—	—	*	*	4,250	10,899	36,087	*	29,438	*	*	*
Declaration of Trust of Stephen Gordon	40,337	*	—	—	*	*	5,194	13,322	35,143	*	27,015	*	*	*
Diane Cavallo	40,337	*	—	—	*	*	7,508	19,255	32,829	*	21,082	*	*	*
F. David Larkin	40,337	*	—	—	*	*	5,194	13,322	35,143	*	27,015	*	*	*
Gary and Erin Bolohan	40,337	*	—	—	*	*	3,470	8,900	36,867	*	31,437	*	*	*
Greg Paino	40,337	*	—	—	*	*	1,888	4,843	38,449	*	35,494	*	*	*
Greg Saphier	40,337	*	—	—	*	*	10,389	26,644	29,948	*	13,693	*	*	*
John Spence	40,337	*	—	—	*	*	4,723	12,112	35,614	*	28,225	*	*	*
Joseph Errico	40,337	*	—	—	*	*	3,306	8,479	37,031	*	31,858	*	*	*
Karyn Roeling	40,337	*	—	—	*	*	5,194	13,322	35,143	*	27,015	*	*	*
Kenneth Tenukas and Lindsay Tenukas	40,337	*	—	—	*	*	6,374	16,348	33,963	*	23,989	*	*	*
Marino Kolitsopoulos	40,337	*	—	—	*	*	3,306	8,479	37,031	*	31,858	*	*	*
Midland Trust Company FBO Terence M Igo, IRA	40,337	*	—	—	*	*	7,791	19,981	32,546	*	20,356	*	*	*
Paul Phillips and Elisabeth Phillips	40,337	*	—	—	*	*	3,541	9,082	36,796	*	31,255	*	*	*
Paul Wikle	40,337	*	—	—	*	*	3,305	8,476	37,032	*	31,861	*	*	*
Rajjina Grace Singh Family Trust	40,337	*	—	—	*	*	2,598	6,663	37,739	*	33,674	*	*	*
Richard Crossland	40,337	*	—	—	*	*	4,723	12,112	35,614	*	28,225	*	*	*
Richard Smudz	40,337	*	—	—	*	*	6,906	17,711	33,431	*	22,626	*	*	*
Robert Wayland	40,337	*	—	—	*	*	3,541	9,082	36,796	*	31,255	*	*	*
Rodney Anthony	40,337	*	—	—	*	*	7,083	18,165	33,254	*	22,172	*	*	*
Scott Arnold	40,337	*	—	—	*	*	2,833	7,266	37,504	*	33,071	*	*	*

	Shares Beneficially Owned Before the Offering(1)				% Total Outstanding	% Total Voting Power Before this Offering	Shares of Common Stock Being Offered		Shares Beneficially Owned After the Offering				% Total Voting Power After this Offering
	Series A Preferred Stock		Common Stock						No Exercise of Underwriters’ Option		Full Exercise of Underwriters’ Option
	Number	% Outstanding	Number	% Outstanding			No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option	Number	% Outstanding	Number	% Outstanding	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
Other selling stockholders that beneficially own between 243,001 and 300,000 shares of Series A Preferred Stock(11)	493,905	*	—	—	*	*	70,544	180,922	423,361	*	312,983	*	*	*
Other selling stockholders that beneficially own between 220,001 and 243,000 shares of Series A Preferred Stock(11)	484,005	*	—	—	*	*	24,931	63,939	459,074	*	420,066	*	*	*
Other selling stockholders that beneficially own between 190,001 and 220,000 shares of Series A Preferred Stock(11)	403,336	*	—	—	*	*	33,054	84,772	370,282	*	318,564	*	*	*
Other selling stockholders that beneficially own between 170,001 and 190,000 shares of Series A Preferred Stock(11)	366,674	*	—	—	*	*	29,039	74,474	337,635	*	292,200	*	*	*
Other selling stockholders that beneficially own between 130,001 and 170,000 shares of Series A Preferred Stock(11)	463,655	*	—	—	*	*	74,745	191,697	388,910	*	271,958	*	*	*
Other selling stockholders that beneficially own between 110,001 and 130,000 shares of Series A Preferred Stock(11)	484,020	*	—	—	*	*	58,929	151,133	425,091	*	332,887	*	*	*
Other selling stockholders that beneficially own between 65,001 and 110,000 shares of Series A Preferred Stock(11)	242,011	*	—	—	*	*	26,017	66,726	215,994	*	175,285	*	*	*
Other selling stockholders that beneficially own between 55,001 and 65,000 shares of Series A Preferred Stock(11)	423,483	*	—	—	*	*	61,195	156,942	362,288	*	266,541	*	*	*
Other selling stockholders that beneficially own less than 55,000 shares of Series A Preferred Stock(11)	275,811	*	—	—	*	*	91,497	134,445	184,314	*	141,366	*	*	*
Other selling stockholders that beneficially own less than 70,000 shares of common stock(11)	—	—	97,162	*	*	*	11,567	29,667	85,595	*	67,495	*	*	*

*	Less than 1.0%
(1)	After giving effect to the Stock Split.
(2)

Includes 6,737,720 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025, 114,593 shares issuable upon the settlement of restricted stock units under the Prior Plan, 2,575,837 shares (2,475,000 shares of common stock and 100,837 shares of Series A Preferred Stock that will be converted to common stock upon the closing of this offering) held by the Bruce Lucas Irrevocable Grantor Retained Annuity Trust of 2014 and 39,875,000 shares held by IIM Holdings II, LLC, an entity controlled by Mr. Lucas.

(3)	Includes 467,500 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025,
(4)

Includes 852,500 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025, 114,593 shares issuable upon the settlement of restricted stock units under the Prior Plan, 1,650,000 shares held by Securus Risk Management, LLC, an entity controlled by Mrs. Lucas, 1,925,000 shares held by Emma Cloonen Irrevocable Trust and 1,925,000 shares held by Ava Cloonen Irrevocable Trust.

(5)	Includes 302,505 shares held by the Beth W. Bruce Witte Family 1992 Trust.
(6)	Includes 12,540 shares issuable upon the settlement of restricted stock units under the Prior Plan and 2,389,722 shares held by GRM Family Limited Partnership, an entity controlled by Mr. Gries.
(7)	Includes 82,500 shares underlying options to purchase common stock that are exercisable within 60 days of March 31, 2025.
(8)	Includes 221,837 shares held by MAOV Slide, LLC, an entity controlled by Mr. Wright.
(9)

Consists of (i) 5,233,244 shares of Series A preferred stock held by GF Ventures I, LLC (ii) 2,452,285 shares of Series A preferred stock held by GF Slide, LLC and (iii) 131,087 shares of Series A preferred stock held by GF Ventures B, LLC immediately prior to this offering. Voting and investment power over the securities held by these entities reside with John Lum as the managing member of LIST Developers, LLC, which is the manager of each of GF Ventures I, LLC, GF Slide, LLC and GF Ventures B, LLC and may be deemed to be the beneficial owner of the securities held by such entities. Mr. Lum disclaims any beneficial ownership over such securities except to the extent of his pecuniary interest therein. The business address for this person is 4830 W Kennedy Blvd. Suite 880 Tampa, Florida 33609.

(10)

Voting and investment power over the securities held by DC13, LLC resides with Robert S. Means, Jr. as the sole member of DC13, LLC, who may be deemed to be the beneficial owner of the securities held by the entity. Mr. Means disclaims any beneficial ownership over such securities except to the extent of his pecuniary interest therein. The business address for this person is c/o C T Corporation System, 1200 South Pine Island Road, Plantation, Florida 33324.

(11)	Consists of stockholders not otherwise listed in this table who, within the groups indicated, collectively own less than 1% of our Series A Preferred Stock and common stock, respectively.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of 1,500,000,000 shares of common stock, par value $0.01 per share, and 150,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2025 (but giving effect to the Stock Split), there were 56,893,292 shares of common stock outstanding and 51,374,125 shares of our Series A preferred stock convertible into 51,374,125 shares of common stock as of such date. There will be 124,934,085 shares of common stock outstanding, assuming no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby.

Common Stock

Common stock outstanding. As of March 31, 2025 (but giving effect to the Stock Split), there were 51,374,125 shares of common stock outstanding which were held of record by 20 stockholders. There will be 124,934,085 shares of common stock outstanding, assuming no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Stock Split. In accordance with the DGCL, after the effectiveness of the registration statement of which this prospectus forms a part and before the completion of this offering, an approximately 5.5-for-1 forward stock split of our common stock will be effected, whereby each one share of our common stock held in treasury or issued and outstanding will automatically and without any further action by the holder thereof or us, be subdivided into approximately 5.5 shares of common stock. No fractional shares of common stock shall be issued upon the Stock Split. If the Stock Split would result in any fractional share (after aggregating all fractional shares a holder would otherwise be entitled to receive in connection with the Stock Split), such fractional share will be rounded to the nearest whole share.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Slide, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Further, our Stockholders Agreement will provide that, until the Substantial Ownership Requirement is no longer met, which is defined in our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders, any issuance of equity securities, or any other ownership interests, of Slide or any of its subsidiaries, other than under any equity incentive plan that has received the prior approval of the Board of Directors, for consideration exceeding $50.0 million must be approved by the Pre-IPO Significant Stockholders.

Preferred Stock

Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Slide without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Slide has no plans to issue any of the preferred stock.

Series A preferred stock

As of March 31, 2025 (but giving effect to the Stock Split), we had 51,374,125 shares of Series A preferred stock outstanding. As a result of this offering, all the outstanding shares of the Series A preferred stock will be automatically converted into 51,374,125 shares of common stock upon the closing of this offering. See Note 22, Shareholders’ Equity, to our financial statements included elsewhere in this prospectus.

Warrants

Common stock warrants

As of the date of this prospectus, there are no warrants to purchase our common stock outstanding.

Preferred stock warrants

In December 2021, we issued an aggregate of 120,334 warrants (without giving effect to the Stock Split) to purchase shares of our Series A preferred stock in a private offering, which expire in December 2028. Each of the warrants entitles the registered holder to purchase one share of our Series A preferred stock at an exercise price of $0.01 per share for cash, or on a cashless basis, subject to adjustment in certain circumstances. All of the preferred stock warrants were exercised on September 27, 2024, and, as a result, there are no warrants to purchase shares of our Series A preferred stock outstanding as of the date of this prospectus.

Corporate opportunity

Our certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will only apply against our directors and officers and their respective affiliates for competing activities related to insurance underwriting activities.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. However, these provisions may have an antitakeover effect and may delay, deter, or prevent a merger or acquisition by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

These provisions include:

Authorized but unissued capital stock: The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Delaware anti-takeover law: We are subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock or is the corporation’s affiliate or associate and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. Further, our Stockholders Agreement will provide that, until the Substantial Ownership Requirement, which is defined in our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders, is no longer met, any business combination resulting the merger, consolidation or sale of all, or substantially all, of our assets, and any acquisition or disposition of any asset or business having consideration in excess of 15% of our total assets, must be approved by the Pre-IPO Significant Stockholders.

No cumulative voting: Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Advance notice procedures: Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors, proposing the removal of a director, proposing any repeal or change in our bylaws or proposing any other business to be bought before an annual meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Special stockholder meetings: Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chair of the board of directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will specifically deny any power of any other person to call a special meeting. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.

Election and removal of directors: Our amended and restated certificate of incorporation will provide that our board shall consist of not less than three nor more than nine directors. Our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. The Stockholders Agreement will provide that, until the Substantial Ownership Requirement, which is defined in our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders, is no longer met, the Pre-IPO Significant Stockholders may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors. Our Stockholders Agreement will provide that, until the Substantial Ownership Requirement, which is defined in our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders, is no longer met, any action to change the number of directors requires approval of the Pre-IPO Significant Stockholders.

In addition, our amended and restated certificate of incorporation will provide that, subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 66 2⁄3% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

Classified board of directors: Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. In addition, directors may only be removed from our board of directors for cause by the affirmative vote of the holder of 66 2⁄3% of the voting power of all outstanding shares of stock of the Company which are present in person or by proxy and entitled to vote thereon. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Director nominations and stockholder proposals: Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder action by written consent: Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will only permit stockholder action by unanimous written consent.

Amendment of certificate of incorporation or bylaws: The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Stockholders Agreement will provide that, until the Substantial Ownership Requirement, which is defined in our Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of our common stock to be beneficially held by the Pre-IPO Significant Stockholders, is no longer met, any amendment to our certificate of incorporation or bylaws must be approved by the Pre-IPO Significant Stockholders. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors are required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate of incorporation described above. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

The foregoing provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Forum Selection

The Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Slide, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Slide to Slide or Slide’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Slide shall be deemed to have notice of and consented to the foregoing forum selection provisions.

This provision would not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act for which the federal courts have exclusive jurisdiction or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, against us or any director, officer or other employee of ours.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find any of the forum selection provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations. and result in a diversion of the time and resources of our employees, management and board of directors.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

The limitation of liability, indemnification and advancement provisions in our indemnification agreements and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Insurance Regulation

The insurance laws and regulations of the states of Florida and South Carolina, the states where we currently do business, may delay or impede a business combination involving our company. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, including Florida’s and South Carolina’s, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries.

Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “SLDE.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Equiniti Trust Company, LLC.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. Subject to the exceptions set forth below, you are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

As discussed under the heading “Dividend Policy” elsewhere in this prospectus, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations, the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 124,934,085 shares of common stock outstanding, assuming the conversion of all outstanding shares of Series A preferred stock and no exercise of any options and warrants outstanding as of March 31, 2025. Of these shares, all the 24,000,000 shares of common stock sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 93,080,871 shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
24,000,000	On the date of this prospectus.
93,080,871	After 180 days from the date of this prospectus (subject, in some cases, to volume, manner of sale and other limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 1,249,341 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of 59,720,643 shares of common stock and 10,730,055 shares of common stock issuable upon the exercise of outstanding options and the vesting and settlement of restricted stock units or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock subject to outstanding options or reserved for issuance under the 2025 Plan and the Prior Plan. See “Executive Compensation—Equity Compensation Plans” for a description of our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Stockholders Agreement

At the closing of this offering, we will enter into the Stockholders Agreement with the Pre-IPO Significant Stockholders, which will provide that, until the Pre-IPO Significant Stockholders no longer beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock, approval by the Pre-IPO Significant Stockholders will be required for certain corporate actions. See “Description of Capital Stock—Stockholders Agreement.”

Lock-up Agreements

Our directors, executive officers and substantially all of our stockholders have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend, or otherwise transfer or dispose of, directly or indirectly, or enter into any hedging, swap or other agreement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or publicly disclose the intention to do any of the foregoing, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters. See “Underwriting—Lock-up Agreements.”

UNDERWRITING

Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters and as joint book-running managers of this offering. Subject to the terms and conditions of the underwriting agreement, which was filed as an exhibit to the registration statement, with respect to the shares being offered, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Barclays Capital Inc.	9,492,857
Morgan Stanley & Co. LLC	9,492,857
Citizens JMP Securities, LLC	1,671,429
Keefe, Bruyette & Woods, Inc.	1,671,429
Piper Sandler & Co.	1,671,428

Total	24,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.714 per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters the right to purchase an additional 3,600,000 shares of common stock to cover over-allotments. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Commissions and Expenses

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is equal to the public offering price per share of common stock less the amount the underwriters pay to us and the selling stockholders for the shares.

		Total
	Per Share	No Exercise	Full Exercise
Initial public offering price	$17.00	$408,000,000.00	$469,200,000.00
Underwriting discounts and commissions to be paid by us	$1.19	$19,833,333.73	$19,833,333.73
Underwriting discounts and commissions to be paid by the selling stockholders	$1.19	$8,726,666.27	$13,010,666.27
Proceeds, before expenses, to us	$15.81	$263,500,005.27	$263,500,005.27
Proceeds, before expenses, to the selling stockholders	$15.81	$115,939,994.73	$172,855,994.73

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $11.5 million. We have agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $50,000.

Electronic Distribution

A prospectus in electronic format may be made available on the websites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Lock-Up Agreements

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities, or publicly disclose the intention to undertake any such transaction described in (i) or (ii) above (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives of the underwriters (the “lock-up release parties”) for a period of 180 days after the date of this prospectus (such period, the “restricted period”).

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the shares of our common stock to be sold under the underwriting agreement; (ii) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (iii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iv) the sale, issuance or the entry into an agreement to sell or issue shares of our common stock or securities convertible into, or exercisable for, or are otherwise exchangeable for, our common stock (any such security, a “Derivative Instrument”), in connection with acquisitions, mergers, consolidations or purchases of all or a substantial portion of any business or corporation or any other business organization or similar strategic transactions; provided that no shares of our common stock or Derivative Instruments are issued during the restricted period; and provided, further, that we will provide written notice to the representatives of the underwriters at least three business days prior to any public announcement or filing related to any such transaction (including entry into an agreement related to such transaction); (v) facilitating the establishment of a trading plan on behalf of a stockholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that (a) such plans do not provide for the transfer of our common stock during the restricted period and (b) no filing by any party under the Exchange Act or other public announcement will be required or made voluntarily in connection with such trading plan (other than the required disclosure on Form 10-Q or Form 10-K, as applicable, of the entrance into any trading plan during the relevant fiscal quarter, provided that such disclosure includes a statement to the effect that no transfers may be made pursuant to such trading plan during the restricted period); or (vi) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors, executive officers and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the lock-up release parties, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other arrangement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including: (i) transactions related to shares of our common stock or other securities acquired in the open market following the completion of this offering; (ii) (a) bona fide gifts to any person, (b) contributions to a family foundation or similar entity for bona fide estate or tax planning purposes and (c) sales, transfers or other dispositions of shares of any class of the our capital stock, in each case that are made exclusively between and among a lock-up party or members of a lock-up party’s family, or affiliates of a lock-up party, including its partners (if a partnership) or members (if a limited liability company); (iii) transfers of our common stock to any trust, family limited partnership or similar entity for the direct or indirect benefit of a lock-up party or the immediate family of a lock-up party; (iv) transfers of our common stock, if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, to partners, members, stockholders, trust beneficiaries or other equity owners of such lock-up party; (v) transfers of our common stock, if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, to any direct or indirect affiliate of the lock-up party or any investment fund or other entity controlled or managed by the lock-up party or by the management company or any investment fund or other entity that controls or manages the lock-up party or an affiliate of such management company or investment advisor; (vi) transfers of our common stock solely by operation of law or pursuant to an order of a court or regulatory agency, such as pursuant to a qualified domestic order or in connection with a divorce settlement; (vii) transfers of our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all holders of our securities involving a change of control (as defined in the lock-up agreement); provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the lock-up party shall remain subject to the provisions of the lock-up agreement; and provided, further, that any of our common stock transferred in connection with the tender offer, merger, consolidation or other such transaction shall remain subject to the restrictions contained in the lock-up agreement; (viii) transfers of our securities pursuant to the underwriting agreement, including any reclassification, conversion or exchange required in connection with such sale, as described in this prospectus; (ix) the exercise of warrants or the exercise of stock options granted pursuant to our stock option/incentive plans or otherwise outstanding on the date of the lock-up agreement; provided, that the restrictions shall apply to shares of our common stock issued upon such exercise or conversion other than with respect to our common stock to be sold by the lock-up party pursuant to the underwriting agreement; (x) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 of the Exchange Act; provided, however, that no sales of our common stock or securities convertible into, or exchangeable or exercisable for, our common stock, shall be made pursuant to such a Rule 10b5-1 plan prior to the expiration of the restricted period; provided further, that no filing under the Exchange Act or other public announcement shall be voluntarily made during the restricted period by or on behalf of the lock-up party or us regarding the establishment of any such trading plan pursuant to Rule 10b5-1, provided that if a filing under the Exchange Act or other public announcement is required, such announcement or filing shall include a statement to the effect that no transfer of lock-up securities may be made under such Rule 10b5-1 plan during the restricted period; (xi) the delivery of our common stock to us for cancellation (or the withholding and cancellation of our common stock by us) as payment for (a) the exercise price of any options granted in the ordinary course pursuant to any of our current or future employee or director share option, incentive or benefit plans described in this prospectus or (b) the withholding taxes due upon the exercise of any such option or the vesting of any of our restricted common stock granted under any such plan, with any of our common stock received as contemplated by any transaction described in this clause (xi) remaining subject to the terms of the lock-up agreement, provided that any shares of our common stock received upon such exercise shall be subject to all of the restrictions set forth in the lock-up agreement and provided, further, that any filing required under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto and the transaction codes that any such disposition was made in connection with a “cashless” exercise solely to us; (xii) transfers of our common stock to us from an employee upon death, disability or termination of employment, in each case, of such employee; provided, that we and such employee shall agree not to make any public filing, report or announcement voluntarily and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of our common stock in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; (xiii) transfers of our common stock by will, other testamentary document or intestacy; (xiv) the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of our common stock or warrants to acquire shares of our common stock; provided that any such shares of common stock or warrants received upon such conversion shall be subject to the terms of the lock-up agreement; and (xv) any demands or requests for, exercises of any right with respect to, or taking of any action in preparation of, the registration by us under the Securities Act of the lock-up party’s shares of our common stock, provided that (a) no transfer of the lock-up party’s shares of our common stock registered pursuant to the exercise of any such right and no registration statement shall be publicly filed under the Securities Act with respect to any of the lock-up party’s shares of our common stock during the restricted period (it being understood that nothing in the lock-up agreement shall prohibit the lock-up party from undertaking non-public preparations related thereto, including the confidential submission of such registration statement), (b) we shall notify the representatives of the underwriters at least two business days prior to the confidential submission of any registration statement with the SEC and (c) for the avoidance of doubt, no press release shall be issued in connection with the registration by us of any such securities (including in connection with the confidential submission of any registration statement with the SEC); provided, further, that it shall be a condition to any transfer pursuant to clauses (ii), (iii), (iv), (v), (vi) and (xiii) that (a) such transfer shall not involve a disposition for value, (b) the transferee/donee agrees to be bound by the terms of the lock-up agreement to the same extent as if the transferee/donee were a party hereto, (c) each party (donor, donee, transferor or transferee) shall agree not to make any public filing, report or announcement voluntarily and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of our common stock in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer and (d) the lock-up party notifies the representatives of the underwriters at least two business days prior to the proposed transfer or disposition.

The lock-up release parties, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time. The lock-up release parties will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “SLDE.”

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the public offering price.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial and investment banking, financial advisory and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us and our stockholders. The sales will be administered by an affiliate of Morgan Stanley & Co. LLC, an underwriter in this offering. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:

(a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the transition provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that it may make an offer to the public in the United Kingdom of any shares at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended (the “FSMA”);

provided that no such offer of the shares shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by relevant persons.

Each person in the UK who acquires any shares in the offer or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies Ordinance”), or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)

to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the Dubai International Financial Centre.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Slide Insurance Holdings, Inc. and certain of the selling stockholders by Davis Polk & Wardwell LLP. Skadden, Arps, Slate, Meagher & Flom LLP is representing the underwriters.

EXPERTS

The consolidated financial statements of Slide Insurance Holdings, Inc. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024 included in this prospectus have been audited by Forvis Mazars, LLP, an independent registered certified public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements we file electronically with the SEC.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at www.slideinsurance.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Slide Insurance Holdings, Inc.

Condensed Consolidated Balance Sheets

March 31, 2025 and December 31, 2024

(Dollar Amounts in thousands, except per share and par value amounts)

	2025		2024
ASSETS	(Unaudited	)
Invested assets:
Fixed-maturity securities, available-for-sale, at estimated fair value (amortized costs: $453,195 and $464,585, repsectively and allowance for credit losses: $0 and $0 respectively)	$458,214		$464,966
Other investments, net	4,380		4,548

Total invested assets	$462,594		$469,514

Cash and cash equivalents	613,675		493,409
Restricted cash	642		631
Restricted cash - variable interest entity	282,606		295,802
Accrued interest income	6,113		5,569
Assumed premiums receivable	9,634		10,284
Premiums receivable, net of allowance for credit loss of $1,647 and $1,048, respectively	61,819		47,642
Reinsurance recoverable on paid losses net of allowance for credit loss: $0 and $0, respectively	23,450		—
Reinsurance recoverable on unpaid losses net of allowance for credit loss: $0 and $0, respectively	283,955		341,051
Prepaid reinsurance premiums	57,773		148,288
Deferred tax assets	24,128		17,371
Deferred policy acquisition costs	60,750		65,046
Property and equipment, net	13,020		13,578
Right-of-use lease asset, operating	8,047		8,390
Intangibles, net	5,798		7,692
Goodwill	2,603		2,603
Prepaid expenses	4,959		4,192
Other assets	712		865

Total assets	$1,922,278		$1,931,927

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Loss and loss adjustment expense reserves	$571,180		$595,487
Unearned premiums	623,668		696,310
Commissions payable	9,800		8,254
Advanced recoveries on reinsurance	—		4,844
Deferred revenue	90		90
Reinsuance premiums payable	12,257		70,452
Long-term debt, net	37,578		39,190
Interest rate swap liability	139		117
Income taxes payable	83,280		43,943
Advanced premiums	19,882		12,051
Premium tax liabilities	174		1,206
Accounts payable and accrued expenses	18,804		13,858
Lease liability, operating	8,727		9,063
Other liabilities	4,251		3,903

Total liabilities	$1,389,830		$1,498,768

Shareholders’ equity:
Common Stock (par value $0.01, 40,000,000 shares authorized, 10,344,235 and 10,222,576 issued and outstanding at March 31, 2025 and December 31, 2024, respectively)	103		102
Preferred stock (par value $0.01, 20,000,000 shares authorized, 9,340,750 and 9,340,750 issued and outstanding at March 31, 2025 and December 31, 2024, respectively)	93		93
Additional paid-in capital	126,798		123,488
Accumulated other comprehensive income, net of taxes	3,760		285
Retained earnings	401,694		309,191

Total shareholders’ equity	$532,448		$433,159

Total liabilities and shareholders’ equity	$1,922,278		$1,931,927

See Accompanying Unaudited Condensed Consolidated Notes

Slide Insurance Holdings, Inc.

Condensed Consolidated Statements of Operations (Unaudited)

For the three months ended March 31, 2025 and 2024

(Dollar amounts in thousands, except per share amounts)

	2025	2024
Revenues:
Gross premiums written	$278,249	$244,628
Change in unearned premiums	72,642	(7,267)

Gross premiums earned	350,891	237,361
Ceded premiums earned	(84,850)	(49,254)

Net premiums earned	266,041	188,107
Net investment income	13,807	9,563
Policy fees	1,534	950
Other income	211	506

Total revenue	$281,593	$199,126

Expenses:
Losses and loss adjustment expenses incurred, net	83,761	79,021
Policy acquisition and other underwriting expenses	28,572	17,080
General and administrative expenses	41,378	27,081
Interest expense	934	280
Depreciation expense	1,146	318
Amortization expense	1,895	1,987

Total expenses	$157,686	$125,767

Net income before income tax expense	123,907	73,359

Income tax expense	31,404	18,646

Net income	$92,503	$54,713

Basic income earnings per share	$8.99	$5.35
Diluted income earings per share	$4.13	$2.45

See Accompanying Unaudited Condensed Consolidated Notes

Slide Insurance Holdings, Inc.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three months ended March 31, 2025 and 2024

(Dollar amounts in thousands)

	2025	2024
Net income	$92,503	$54,713
Other comprehensive income:
Unrealized gains (losses) on securities	4,638	(2,124)

Other comprehensive gain (loss), before tax	4,638	(2,124)

Income tax expense on other comprehensive gain (loss) on investments	1,163	(537)

Income tax expense on other comprehensive gain (loss)	1,163	(537)

Other comprehensive gain (loss)	3,475	(1,587)

Comprehensive income	$95,978	$53,126

See Accompanying Unaudited Condensed Consolidated Notes

Slide Insurance Holdings, Inc.

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

For the three months ended March 31, 2025 and 2024

(Dollar amounts in thousands)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2024	10,222,576	$102	9,242,416	$92	$126,746	$108,066	$2,592	$237,598
Stock-based compensation	—	—	—	—	272	—	—	272
Net income	—	—	—	—	—	54,713	—	54,713
Other comprehensive gain (loss)	—	—	—	—	—	—	(1,587)	(1,587)

Balance as of March 31, 2024	10,222,576	$102	9,242,416	$92	$127,018	$162,779	$1,005	$290,996

Balance as of January 1, 2025	10,222,576	102	9,340,750	93	123,488	309,191	285	433,159
Exercise of vested common stock options	120,462	1			651	—	—	652
Other financing activities	—	—	—	—	(355)	—	—	(355)
Vesting of RSU’s	1,197	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	3,014	—	—	3,014
Net income	—	—	—	—	—	92,503	—	92,503
Other comprehensive income	—	—	—	—	—	—	3,475	3,475

Balance as of March 31, 2025	10,344,235	$103	9,340,750	$93	$126,798	$401,694	$3,760	$532,448

See Accompanying Unaudited Condensed Consolidated Notes

Slide Insurance Holdings, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three months ended March 31, 2025 and 2024

(Dollar amounts in thousands)

	2025	2024
Cash flows from operating activities:
Net income	$92,503	$54,713
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	3,041	2,305
Provision for deferred income taxes	(7,921)	2,307
Stock based compenstation	3,014	272
Amortization of deferrred loan costs	184	—
Gain on sale of investments	(4)	—
Net amortization of premiums on investments in fixed-maturity securities	(794)	(776)
Change in value of interest rate swap	22	(313)
Change in operating assets and liabilities:
Accrued interest income	(544)	(1,538)
Premiums receivable	(13,527)	22,439
Reinsurance recoverable on paid losses	(28,294)	3,544
Reinsurance recoverable on unpaid losses	57,096	19,007
Prepaid reinsurance premiums	90,515	49,254
Prepaid expenses	(767)	(144)
Deferred policy acquisition costs	4,296	1,320
Other assets	153	(501)
Loss and loss adjustment expense reserves	(24,307)	23,270
Unearned premiums	(72,642)	7,267
Advanced premiums	7,831	20,860
Income taxes payable	39,337	(12,443)
Premium taxes payable	(1,032)	2,689
Commissions payable	1,546	1,918
Reinsurance premiums payable	(58,195)	(14,791)
Accounts payable and accrued expenses	4,946	2,130
Net lease liability, net	7	2
Other liabilities	348	6,785

Net cash provided by operating activities	$96,812	$189,576

Cash flows from investing activities:
Purchase of fixed-maturity securities available-for-sale	(7,847)	(118,189)
Proceeds from maturities and redemptions of fixed-maturity securities available-for-sale	20,035	14,277
Proceeds from redemption of other investments	168	168
Purchase of property and equipment	(588)	(2,350)

Net cash provided by (used in) investing activities	$11,768	$(106,094)

Cash flows from financing activities:
Proceeds from issuance of common stock	651	—
Other financing costs	(355)	—
Payment of debt issuance costs	(295)	—
Repayment of long-term debt	(1,500)	(1,180)

Net cash used in financing activities	$(1,499)	$(1,180)

Net increase in cash	107,081	82,302
Cash, cash equivalents and restricted cash, beginning of period	789,842	442,362

Cash, cash equivalents and restricted cash, end of period	$896,923	$524,664

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest paid	$720	$696
Income taxes paid	$—	$28,650

See Accompanying Unaudited Condensed Consolidated Notes

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

1.	Nature of Business and Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements for the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. As of March 31, 2025, there were no changes in the nature of our significant accounting policies or the application of those policies from those reported in our annual report for the year then ended December 31, 2024. These unaudited consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2024.

In preparing these interim financial statements, management has made judgements and estimates about the future, including climate-related risks and opportunities, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statement.

Nature of Business

Slide Insurance Holdings, Inc. (“SIH” or the “Company”) is a Delaware holding company incorporated on March 2, 2021. The Company was organized for the purpose of holding investments in operating subsidiaries engaged in property and casualty insurance activities. Subsidiaries include:

Slide Insurance Company (“SIC”) – a wholly-owned property casualty insurance company currently writing homeowners insurance policies in Florida and South Carolina.

Slide MGA, LLC (“SMGA”) – a wholly-owned managing general agent that performs policy processing and claims administration for SIC.

Stat Claims Company (“STAT”) – a wholly-owned claims administrator.

Trusted Mitigation Contractors (“TMC”) – a wholly-owned broker of contractors and loss mitigation service providers.

Slide Reinsurance Holdings, LLC (“Slide Re”) – a wholly-owned reinsurance company and owner of the segregated cell (White Rock Insurance, Ltd., account T104).

Slide Technologies, LLC (“Slide Tech”) – a wholly-owned subsidiary that will license software developed by the Company. This entity has not begun operations.

SJIG Target, LLC (“SJIG”) – a wholly-owned non-operating entity that holds contractual renewal rights to a portion of the policies issued by SIC.

Clegg Insurance Advisors, LLC (“Homefront”) – a wholly-owned insurance agency acquired by the Company during 2022.

SIH Technologies, LLP (“Slide India”) – a wholly-owned non-operating entity that is in process of being dissolved.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Pawtucket Insurance Company (“Pawtucket”) – a wholly-owned property casualty insurance company licensed in New York, New Jersey, Rhode Island and South Carolina. Pawtucket was acquired in February 2025 and had no assets, liabilities or capital and had not written any insurance policies. The license for Pawtucket was acquired in FY2021, and the Company recorded the associated intangible assets in 2021. Rhode Island Department of Business Regulation; Division of Insurance approved the acquisition in February of 2025, which is when Pawtucket legally became a wholly-owned insurance company under the Company.

SIH filed its original certificate of incorporation with the Secretary of State of the State of Delaware on March 2, 2021, and is authorized to issue 40,000,000 shares of common stock at par value of $0.01 per share and 20,000,000 shares of the preferred stock at par value of $0.01 per share. The Company issued and had outstanding 10,344,235 and 10,222,576 shares of common stock as of March 31, 2025, and December 31, 2024, respectively. The Company issued and had outstanding 9,340,750 and 9,340,750 shares of preferred stock as of March 31, 2025, and December 31, 2024, respectively.

SIC is domiciled in the state of Florida and is a wholly-owned subsidiary of SIH. The insurance subsidiary was incorporated on February 17, 2022, and commenced operations on March 1, 2022, after receiving its Certificate of Authority from the Florida Department of Financial Services, Office of Insurance Regulation (the “FLOIR”). SIC provides homeowners insurance coverage to policyholders in Florida and South Carolina, with Florida policyholders representing 99% of direct written premiums written for the three months ended March 31, 2025.

SIC is subject to the broad administrative powers of the FLOIR, which include, but are not limited to, limitation of dividends distributable, modification of management services and tax-sharing agreements, limitations on new and renewal business, and requirements for capital and surplus.

Assumed Business

From time to time, the Company may participate in a “take-out program” through which the Company assumes insurance policies held by Citizens Property Insurance Corporation (“Citizens”), a Florida state-supported insurer. The take-out program is a legislatively mandated program designed to reduce the state’s risk exposure by encouraging private companies to assume policies from Citizens. For the three months ended March 31, 2025, the Company was approved by the FLOIR to assume a total of 176,050 policies. The approval date noted is based on actual takeout date and not the date the Company received approval to participate from the FLOIR. The Company assumed approximately 12,159 policies, representing $52.5 million in annualized gross premiums.

For the three months ended March 31, 2024, the Company was approved by the FLOIR to assume a total of 85,000 policies. The approval date noted is based on actual takeout date and not the date the Company received approval to participate from the FLOIR. The Company assumed approximately 48,600 policies, representing $170.4 million in annualized gross premiums. For the year ended December 31, 2024, the Company was approved by the FLOIR to assume a total of 275,600 policies from Citizens. In 2024, approximately 136,000 policies were assumed from Citizens, representing approximately $484.1 million in annualized gross written premiums related to these transactions.

Adoption of New Accounting Standard

In March 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-01 Leases (Topic 842): Common Control Arrangements. For public entities, this update amends the required amortization period for leasehold improvements associated with common control leases to be over the useful life of the leasehold improvements to the common control group, regardless of the lease term, as long

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

as the lessee controls the use of the asset through a lease. In addition, if the lessor is sub-leasing the asset while simultaneously leasing the asset from an entity not within the same common control group, the amortization period may not exceed the amortization period of the common control group. Once the lessee no longer controls the use of the asset, the asset will be accounted for as a transfer between entities under common control through an adjustment to equity. ASU 2023-01 was adopted by the Company effective January 1, 2024 and does not have a material impact on its financial position.

Consolidation Policy

The Financial Statements include the accounts of the Company, its wholly-owned subsidiaries and Variable Interest Entities (“VIEs”) in which the Company is determined to be the primary beneficiary. This analysis includes a review of the VIE’s capital structure, related contractual relationships and terms, nature of the VIE’s operations and purpose, nature of the VIE’s interests issued, and the Company’s involvement with the entity. When assessing the need to consolidate a VIE, the Company evaluates the design of the VIE as well as the related risks to which the entity was designed to expose the variable interest holders. The primary beneficiary is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the Company’s decision-making ability and its ability to influence activities that significantly affect the economic performance of the VIE.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Segment Information

The insurance segment derives revenues from direct and assumed premiums written and premiums are earned pro rata over the terms of the policies, or remaining term of the policy for policies assumed post their origination date. Revenue is earned from policies from homeowners, which are annual policies. The accounting policies of the insurance segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker (“CODM”) assesses performance for the insurance segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income and EBITDA. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM uses net income and EBITDA to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the insurance segment or into other parts of the entity, such as for acquisitions. The significant expenses reviewed by the CODM, which are used to assess performance of the company, are not disaggregated at a level lower than the captions disclosed within the Consolidated Statement of Operations. Net income is used to monitor budget versus actual results. The CODM also uses net income and EBITDA in competitive analysis by benchmarking to the Company’s competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation. The Company has one reportable segment: insurance. The insurance segment provides residential homeowners insurance. The Company derives all revenue in the United States of America and manages the business activities on a consolidated basis. The Company’s CODM is the Chief Executive Officer.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances income tax disclosures by requiring public entities to report income tax expense disaggregated by federal, state, and foreign taxes, with further detail on specific jurisdictions over a quantitative threshold. In addition, public entities must also separately disclose reconciling items equal to or greater than five percent of pretax income from operations by the applicable federal statutory rate. ASU 2023-09 is effective for all public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating its impact on income tax disclosure.

The Company does not believe any of these accounting pronouncements have or will have a material impact on its consolidated financial statements.

2.	Basic and Diluted Earnings Per Share

	Three months ended March 31,
	2025	2024
Basic earnings per share:
Net income attributable to common stockholders	$92,503	$54,713
Weighted average shares outstanding	10,291	10,223

Basic earnings per share	$8.99	$5.35

Diluted earnings per share:
Net income attributable to common stockholders	$92,503	$54,713
Weighted average shares outstanding	10,291	10,223
Add effect of dilutive securities
Impact of convertible preferred stock	9,341	9,242
Impact of vested and unvested common stock options	2,368	2,790
Impact of RSU awards	387	—
Impact of convertible preferred stock warrants	—	120

Diltued weighted average common shares outstanding	22,387	22,375

Diluted earnings per share	$4.13	$2.45

The Company does not have any anti-dilutive shares for the three months ended March 31, 2025 and 2024, respectively.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

3.	Fixed-Maturity Securities Available-For-Sale

The amortized cost, gross unrealized gains and losses, and estimated fair value of investments in fixed-maturity securities available-for-sale at March 31, 2025 and December 31, 2024, are as follows:

	March 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agencies	$166,721	$1,368	$(70)	$168,019
States, municipalities and political subdivisions	141,092	1,844	(267)	142,669
Corporate Bonds	141,895	2,215	(104)	144,006
Asset-Backed Securities	3,487	33	—	3,520

	$453,195	$5,460	$(441)	$458,214

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agencies	$166,641	$418	$(776)	$166,283
U.S. states, territories and possessions	17,344	71	(193)	17,222
Industrial and miscellaneous	149,104	1,350	(429)	150,025
Special Revenue	106,681	527	(622)	106,586
Political subdivisions	23,061	187	(151)	23,097
Hybrid securities	1,754	—	(1)	1,753

	$464,585	$2,553	$(2,172)	$464,966

The amortized cost and estimated fair value of investments in fixed-maturity securities at March 31, 2025 and December 31, 2024, by contractual maturity, are shown below.

	March 31, 2025		December 31, 2024
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
In one year or less	$57,660	$57,734	$56,574	$56,666
After one year through five years	278,080	281,747	286,584	287,703
After five years through ten years	109,503	110,895	112,702	112,117
After ten years	7,952	7,838	8,725	8,480

	$453,195	$458,214	$464,585	$464,966

Actual maturities may differ from contractual maturities, as the issuers of the securities may have the right to call or prepay obligations with or without penalty.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following tables show the Company’s investments estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2025.

	March 31, 2025
	Less than 12 months		More than 12 months		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. government and agencies	$12,887	$(41)	$2,950	$(29)	$15,837	$(70)
States, municipalities and political subdivisions	20,533	(257)	2,683	(10)	23,216	(267)
Corporate Bonds	32,059	(80)	2,898	(24)	34,957	(104)

	$65,479	$(378)	$8,531	$(63)	$74,010	$(441)

A total of 62 securities had unrealized losses at March 31, 2025. The Company’s unrealized losses relate to its portfolio of fixed-maturity securities. The Company’s unrealized losses on its fixed-maturity securities were caused by interest rate changes. The Company regularly reviews its individual investment securities for credit impairment. The Company considers various factors in determining whether a credit loss exists for each individual security, including:

•	the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;

•	the extent to which the market value of the security has been below its cost or amortized cost;

•	general market conditions and industry or sector specific factors and other qualitative factors;

•	nonpayment by the issuer of its contractually obligated interest and principal payments; and

•	the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

For the three months ended March 31, 2025, the Company recognized $0 credit loss expense related to fixed-maturity securities in the consolidated statements of income.

The following tables show the Company’s investments estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2024.

	December 31, 2024
	Less than 12 months		More than 12 months		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. government and agencies	$93,063	$(729)	$2,975	$(47)	$96,038	$(776)
U.S. states, territories and possessions	9,169	(193)	502	—	9,671	(193)
Industrial and miscellaneous	69,745	(389)	3,417	(40)	73,162	(429)
Special revenue	43,829	(604)	2,693	(17)	46,522	(621)
Political subdivisions	4,477	(151)	503	(1)	4,980	(152)
Hybrid securities	1,754	(1)	—	—	1,754	(1)

	$222,037	$(2,067)	$10,090	$(105)	$232,127	$(2,172)

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

A total of 125 securities had unrealized losses at December 31, 2024. The Company’s unrealized losses relate to its portfolio of fixed-maturity securities. The Company’s unrealized losses on its fixed-maturity securities were caused by interest rate changes. The Company regularly reviews its individual investment securities for credit impairment. The Company considers various factors in determining whether a credit loss exists for each individual security, including:

•	the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;

•	the extent to which the market value of the security has been below its cost or amortized cost;

•	general market conditions and industry or sector specific factors and other qualitative factors;

•	nonpayment by the issuer of its contractually obligated interest and principal payments; and

•	the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

For the year ended December 31 2024, the Company recognized $0 credit loss expense related to fixed-maturity securities in the consolidated statements of income.

Proceeds from maturities, and redemptions of fixed-maturities securities were $20,035 and $14,277 for the three months ended March 31, 2025 and 2024, respectively, with realized gross gains of $4 and $0 on these sales, maturities, and redemptions, respectively.

At March 31, 2025 and December 31, 2024, the Company had restricted cash of $283,248 and $296,433, respectively, consisting of funds on deposit with regulatory authorities, as required by law and funds held in trust by the VIE where the Company is the primary beneficiary.

Major categories of net investment income, excluding realized gains, are summarized as follows:

	Three months ended March 31,
	2025	2024
Income:
Available-for-sale fixed-maturity securities	$5,503	$3,917
Cash and short-term investments	8,398	5,649
Other investments	120	150

Total investment income	$14,021	$9,716
Investment expenses	214	153

Net investment income	$13,807	$9,563

4.	Fair Value of Financial Assets and Liabilities

Valuation Hierarchy

The FASB established a valuation hierarchy for disclosure of the inputs used to measure estimated fair value. This hierarchy categorizes the inputs into three broad levels as follows:

•	Level 1 inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

•

Level 2 inputs to the valuation methodology are quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

•

Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the entity’s assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents by level the financial assets carried at estimated fair value measured on a recurring basis as of March 31, 2025 and December 31, 2024. The table does not include assets which are measured at historical cost or any basis other than estimated fair value.

	March 31, 2025
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash and cash equivalents	$613,675	$613,675	$—	$—	$613,675
Restricted cash	642	$642	—	—	642
Restricted cash - variable interest entity	282,606	$282,606	—	—	282,606
Fixed-maturity securities	453,195	308,406	149,808	—	458,214

	$1,350,118	$1,205,329	$149,808	$—	$1,355,137

Liabilities:
Interest rate swap	$139	$—	$—	$139	$139

	December 31, 2024
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash and cash equivalents	$493,409	$493,409	$—	$—	$493,409
Restricted cash	631	631	—	—	631
Restricted cash - variable interest entity	295,802	295,802	—	—	295,802
Fixed-maturity securities	464,585	323,749	141,217	—	464,966

	$1,254,427	$1,113,591	$141,217	$—	$1,254,808

Liabilities:
Interest rate swap	$117	$—	$—	$117	$117

A financial instrument’s classification within the valuation hierarchy is based upon the lowest level of input that is significant to the estimated fair value measurement; consequently, if there are multiple significant valuation inputs that are categorized in different levels of the hierarchy, the instrument’s hierarchy level is the lowest level within which any significant input falls.

The Level 1 category includes cash, restricted cash, money market securities, and other short-term investments, such as certificates of deposit, and U.S. treasury bonds.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The Level 2 category generally includes corporate and municipal bonds. The estimated fair value of fixed-maturity investments included in the Level 2 category was based on the market values obtained from pricing services. A number of the Company’s investment-grade corporate bonds are frequently traded in active markets and traded market prices for these securities existed at March 31, 2025 and December 31, 2024. However, these securities were classified as Level 2 at March 31, 2025 and December 31, 2024 because the third-party pricing services from which the Company has obtained estimated fair values for such instruments also use valuation models which use observable market inputs in addition to traded prices. Substantially all of these model input assumptions are observable in the marketplace or can be derived or supported by observable market data.

When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market, or which cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management’s judgment or estimation and cannot be supported by reference or market activity. Generally, these investments are classified as Level 3.

Other Financial Instruments

The Company uses various financial instruments in the normal course of its business. In the measurement of the estimated fair value of certain financial instruments, other valuation techniques were utilized if quoted market prices were not available. These derived fair value estimates are significantly affected by the assumptions used. Additionally, excluded from the scope of financial instruments are certain financial instruments, including those related to insurance contracts, pension and other postretirement benefits, and equity method investments.

In estimating the fair value of the financial instruments presented, the Company used the following methods and assumptions:

Cash and Cash equivalents

The carrying amount is a reasonable estimate of fair value, due to the short-term maturity of these investments. These assets are considered to be Level 1 assets.

Restricted cash

Restricted cash represents cash held by state authorities and the carrying value approximates fair value. Restricted cash also include cash held in trust by the VIE where the Company is the primary beneficiary and the carrying value approximates fair value.

Long-Term Debt

The following table summarizes components of the Company’s long-term debt and methods used in estimating their fair values:

	Maturity Date	Valuation Methodology
Promissory Notes, 0.00%	2027	Discounted cash flow method, Level 3 inputs
Commercial Loan, variable rate of interest	2029	Discounted cash flow method, Level 3 inputs

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following tables present fair value information for liabilities that are carried on the consolidated balance sheets at amounts other than fair value as of March 31, 2025 and December 31, 2024:

	Fair Value Measurements Using
As of March 31, 2025	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Liabilities:
Long-Term debt:
0.00% Promissory notes	$4,000	$—	$—	$3,604	$3,604
Commercial Loan	37,000	—	—	34,624	34,624
Less: unamortized issuance costs	(3,422)	—	—	(3,422)	(3,422)

	$37,578	$—	$—	$34,806	$34,806

	Fair Value Measurements Using
As of December 31, 2024	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Liabilities:
Long-Term debt:
0.00% Promissory notes	$4,500	$—	$—	$3,992	$3,992
Commercial Loan	38,000	—	—	37,192	37,192
Less: unamortized issuance costs	(3,310)	—	—	(3,310)	(3,310)

	$39,190	$—	$—	$37,874	$37,874

5.	Deferred Policy Acquisition Costs

Deferred policy acquisition costs consist of amounts paid for commissions and premium taxes that relate directly to and vary directly with the production of new and renewal business.

The policy acquisition costs that the Company has capitalized and is amortizing over the effective periods of the related policies are as follows for the three months ended March 31:

	2025	2024
Beginning balance	$65,046	$42,995
Policy acquisition costs deferred	24,276	15,760
Less: Amoritzation	(28,572)	(17,080)

Ending balance	$60,750	$41,675

6.	Loss and Loss Adjustment Expenses

The Company establishes reserves for the estimated total unpaid costs of Loss and loss adjustment expenses (“LAE”). Loss and LAE reserves reflect management’s best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to the Company (“IBNR”). Reserves established by management represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management’s best estimate of the Company’s liability based on the application of actuarial techniques and other

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, the Company gives careful consideration to all available data and actuarial analyses.

The Company primarily writes insurance in states which could be exposed to hurricanes or other natural catastrophes. The occurrence of a major catastrophe could have a significant effect on the Company’s results and cause a temporary disruption of the normal operations of the Company. However, the Company is unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.

Activity related to the loss and LAE reserves are summarized as follows:

	Three months ended March 31,
	2025	2024
Balances at January 1	$595,487	$249,567
Less reinsurance recoverables	341,051	105,092

Net balances at January 1	254,436	144,475

Incurred related to:
Current year	91,018	80,352
Prior years	(7,257)	(1,331)

Total incurred	$83,761	$79,021

Paid related to:
Current year	5,119	14,034
Prior years	45,853	22,709

Total paid	$50,972	$36,743

Net balances at March 31	287,225	186,753
Plus reinsurance recoverables	283,955	86,084

Balances at March 31	$571,180	$272,837

The establishment of loss and LAE reserves is an inherently uncertain process and changes in loss and LAE reserve estimates are expected as these estimates are subject to the outcome of future events. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are adjusted. During the three months ended March 31, 2025, the Company recognized favorable development of losses related to prior years of approximately $7,257 primarily to reduce non-catastrophe reserves in response to lower than expected payments. During the three months ended March 31, 2024, the Company recognized favorable development of losses related to prior years of approximately $1,331 primarily to reduce catastrophe reserves in response to lower than expected payments.

7.	Income Taxes

During the three months ended March 31, 2025 and 2024, the Company recorded approximately $31,404 and $18,646, respectively, of income tax expense, which resulted in effective tax rates of 25.34% and 25.42%, respectively. The tax rate was unchanged as compared to the corresponding period in the prior year. The Company’s estimated annual effective tax rate differs from the statutory federal tax rate due to state income taxes as well as certain nondeductible and tax-exempt items.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

8.	Reinsurance

Certain premiums and losses are ceded to other insurance companies under various excess of loss reinsurance agreements. The ceded reinsurance agreements are intended to provide the Company with the ability to maintain its exposure to losses within its capital resources.

These reinsurance agreements do not relieve the Company from its primary obligation to policyholders, as it remains liable to its policyholders to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under reinsurance contracts. Therefore, the Company is subject to credit risk with respect to the obligations of its reinsurers, and any failure on the part of these reinsurers could have a material adverse effect on the Company’s business, financial condition and results of operations.

Effective June 1, 2024, the Company entered into a per risk excess of loss treaty retaining $0.7 million on each property risk and ceding the next $4.3 million of loss. The per risk excess of loss treaties cover 100% of all losses except those related to named storms. These treaties are effective until May 31, 2025.

Effective June 1, 2024, the Company entered into a facultative excess of loss reinsurance contract which provides $7 million of coverage in excess of $5 million for each loss, each risk. The reinsurer’s total liability is capped at $14 million.

Effective October 29, 2024, the Company entered into a per risk excess of loss treaty for its commercial residential property business retaining $1 million on each risk and ceding the next $9 million of loss. The per risk excess of loss treaties cover 100% of all losses except those related to named storms. These treaties are effective until November 1, 2025.

Effective October 29, 2024, the Company entered into a facultative excess of loss reinsurance contract for its commercial residential property business which provides $50 million of coverage in excess of $10 million for each loss, each risk. Like the per risk treaty, the facultative contract does not cover losses related to named storms.

To minimize the Company’s exposure to losses from catastrophes, primarily hurricanes, the Company has entered into a catastrophe excess of loss agreement, as well as the mandatory participation in the Florida Hurricane Catastrophe Fund (“FHCF”).

For the treaty period June 1, 2024 through May 31, 2025, the primary homeowners’ catastrophe excess of loss reinsurance agreement has the following retention and limits:

	1st Event
	Coverage	In Excess of	Reinsurer Participation
1st Layer	$35 million	$35 million	80.00%
2nd Layer	$60 million	$70 million	95.33%
3rd Layer	$85 million	$130 million	100.00%
4th Layer	$170 million	$215 million	100.00%
5th Layer	$85 million	$385 million	100.00%
6th Layer	$35 million	$470 million	100.00%
Purple Re 2023-1 Cat Bond	$100 million	$505 million	100.00%
Purple Re 2023-2 Cat Bond	$100 million	$505 million	100.00%

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

	1st Event
	Coverage	In Excess of	Reinsurer Participation
Purple Re 2024-1 Cat Bond	$300 million	$505 million	70.00%
7th Layer	$150 million	$505 million	30.00%
8th Layer	$150 million	$505 million	30.00%
9th Layer	$115 million	$505 million	93.31%
10th Layer	$28 million	$505 million	100.00%

The catastrophic excess of loss agreement has a corridor through it, whereby the FHCF picks up 90% of losses and the catastrophe layers pick up the remaining 10%. The mandatory FHCF layer is 90% of $791.8 million, excess of $379.4 million. Premium for this coverage is $60,088. The ultimate net loss for each of the above layers will include any recoveries from the FHCF or so deemed. The FHCF provides catastrophe coverage for named hurricanes up to a maximum limit of 90% of the amount of ultimate losses in the layer, as determined by a premium formula. The Company’s maximum projected payout from the FHCF is $712.6 million, with a retention of $379.4 million.

9.	Revolving Credit Facility

The Company has a secured revolving credit agreement (“Credit Agreement”) with Regions Bank that originally provided borrowing capacity of up to $10 million and expires on June 25, 2029. The Credit Agreement secured by the Company’s properties was executed June 25, 2024. The company amended the Credit Agreement with Regions bank on March 20, 2025. The amended Credit Agreement provides a borrowing capacity of $45 million and expires June 25, 2029.

On June 25, 2024, the Company entered into an amended and restated credit agreement with Regions Bank for a $10.0 million revolving credit facility, which was amended to a $45.0 million revolving credit facility on March 20, 2025, a term loan in an aggregate principal amount of $40.0 million and one or more delayed draw term loans in an aggregate principal amount not to exceed $125.0 million (together, the “Credit Facility”). Under the terms of the Credit Facility, borrowings bear interest at an annual rate equal to the three month Secured Overnight Financing Rate (“SOFR”) based on the consolidated leverage ratio as defined in the agreement. The interest payment is due quarterly in arrears on the last business day of each quarter. The Credit Facility contains affirmative and negative covenants as well as customary events of default. In addition, the Company must comply with certain financial and non-financial covenants and agree to pay a fee equal to the product of the unused line fee rate and the average of the daily unused available credit balances of the revolving credit facility. The unused line fee rate is 0.5%. The Credit Facility matures on June 25, 2029.

At March 31, 2025, the Company had no borrowings outstanding under the revolving credit facility. At March 31, 2025, the Company was in compliance with all required covenants and had available borrowing capacity of $45 million.

At March 31, 2025, the Company had no borrowings outstanding under the delayed draw term loan credit facility. At March 31, 2025, the Company was in compliance with all required covenants and had available borrowing capacity of $125 million.

10.	Long-Term Debt

On June 25, 2024, the Company entered into a $40 million 5-year commercial loan agreement with a commercial bank. The loan is fully collateralized by assets of the Company. The Company may make voluntary prepayments

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

of principal at any time, in whole or in part. Under the terms of the Credit Agreement, borrowings bear interest at an annual rate equal to the one or three month Secured Overnight Financing Rate (“SOFR”) plus a margin based on the debt-to-capital ratio. The interest payment is due quarterly in arrears on last business day of each quarter. The Credit Agreement contains affirmative and negative covenants as well as customary events of default. In addition, the Company must comply with certain financial and non-financial covenants. At March 31, 2025, the Company was in compliance with all covenants.

On June 25, 2024, in connection with the issuance of the credit facility, the Company incurred loan costs and debt discount of $3,692. The Company amortizes these costs over the life of the facility using the interest method. Amortization of deferred loan costs is included in Interest expense in the Consolidated Statements of Operations. In connection with the issuance of the credit facility, the Company refinanced the credit facility that was issued on May 3, 2023, including the remaining term loan balance of $27,750 that was repaid in full. The Company recognized an extinguishment loss within interest expense on the statement of operations of the remaining deferred loan costs associated with the refinanced credit facility totaling $589 in June 2024.

	Issue Date	Interest Rate	Original Principal	Outstanding Principal at March 31, 2025	Outstanding Principal at December 31, 2024
Promissory Notes	3/31/2022	0.00%	$10,000	$4,000	$4,500
Commercial Loan 4	6/25/2024	Variable	40,000	37,000	38,000
Less: Deferred loan costs and debt discount				(3,422)	(3,310)

				$37,578	$39,190

The following summarizes future maturities of long-term debt principal as March 31, 2025:

	Promissory Notes	Commercial Term Loan	Total
2025	$1,500	$3,000	$4,500
2026	2,000	4,000	6,000
2027	500	4,000	4,500
2028	—	4,000	4,000
2029	—	22,000	22,000

	$4,000	$37,000	$41,000

11.	Affiliate Transactions

The Company had no transactions with affiliates in the three months ended March 31, 2025 and 2024.

12.	Leases

The Company has entered into operating leases primarily for real estate. The Company will determine whether an arrangement is a lease at inception of the agreement. The operating leases have terms of one to eight years, and often include one or more options to renew. These renewal terms can extend the lease term from two to ten years and are included in the lease term when it is reasonably certain that the Company will exercise the option. The Company considers these options in determining the lease term used in establishing our right-of-use assets and lease obligations. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Because the rate implicit in each operating lease is not readily determinable, the Company uses its incremental borrowing rate to determine present value of the lease payments.

The components of lease costs were as follows for the respective years:

	March 31, 2025	March 31, 2024
Operating lease cost, include in General and Administrative expenses on the Consolidated Statements of Operations	$376	$425
Right-of-use lease asset and Lease liability was as follows:
Right of use asset	8,047	6,314
Lease liability	8,727	6,994
Supplemental cash flow information related to our operating leases as follows:
Right of use asset	343	227
Lease liability	(336)	(225)
Weighted-average lease term and discount rate for our operating lease was as follows:
Weighted-average remaining lease term
Operating lease	5.08 years	6.08 years
Weighted-average discount rate
Operating lease	5.08%	3.85%

Future lease payments for the operating lease were as follows as of March 31, 2025:

2025 (remaining)	$1,382
2026	1,881
2027	1,933
2028	1,986
2029	2,041
Thereafter	690

Total lease payments	9,913
Less: imputed interest	1,186

Present value of lease liability	$8,727

13.	Regulatory Matters

The Company has no restrictions on the payment of dividends to its shareholders except those restrictions imposed by the General Corporation Law of the State of Delaware and those restrictions imposed by insurance statutes and regulations applicable to the Company’s insurance subsidiaries.

SIC can only pay dividends to SIH out of its available and accumulated surplus funds, which are derived from realized net operating profits on its business and net unrealized capital gains. Dividend payments without prior written approval of the FLOIR shall not exceed the greater of:

•	The lesser of ten percent of surplus or net income, not including realized capital gains, plus a two-year carryforward;

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

•	Ten percent of surplus, with dividends payable constrained to unassigned funds, minus 25% of unrealized capital gains; or

•	The lesser of 10% of surplus or net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains

In lieu of the above computations, the maximum dividend allowed by the SIC may be up to the greater of 10% of surplus derived from realized net operating profits and realized capital gains or net operating profits and net realized capital gains from the immediately preceding calendar year, limited to 115% of minimum required surplus after dividends. The maximum dividend allowable by the Company pursuant to this provision is $22,095.

No dividends were paid by SIC in 2025 and 2024. Florida Statute Section 624.408 requires SIC to maintain a minimum level of surplus of not less than the greater of 10% of the Company’s total liabilities, or $15,000. Based on this requirement, SIC was required to maintain capital and surplus of $82,634 and $70,837 as of March 31, 2025 and December 31, 2024, respectively. As of March 31, 2025 and December 31, 2024, SIC’s statutory-basis surplus totaled $220,954 and $207,967, meeting the minimum surplus requirements.

SIC is required to comply with the NAIC risk-based capital (“RBC”) requirements. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. At March 31, 2025 and December 31, 2024, SIC’s total adjusted capital exceeded the RBC company-action level.

U.S. GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory-basis). These entities’ statutory-basis financial statements are presented on the basis of accounting practices prescribed or permitted by the FLOIR. The FLOIR has adopted the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures Manual as the basis of its statutory accounting practices. Statutory-basis surplus differs from shareholders’ equity reported in accordance with U.S. GAAP primarily because policy acquisition costs are expensed when incurred, and different timing of recognizing the brokerage income for reinsurance recoverables. In addition, the recognition of deferred tax assets is based on different recoverability assumptions and material differences may also arise from the differing treatment of non-admitted assets and unrealized gains and losses from investments.

14.	Commitments and Contingencies

Various lawsuits against the Company have arisen in the course of the Company’s business. Management does not consider contingent liabilities arising from litigation and other matters material in relation to the financial position of the Company.

15.	Guaranty Fund and Other Assessments

SIC is subject to guaranty fund and other assessments in both Florida and in South Carolina, states in which the SIC underwrites policies. Guaranty fund assessments should be accrued when (i) an assessment has been imposed or information available prior to issuance of the statutory-basis financial statements indicates that it is probable that an assessment will be imposed; (ii) the event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the consolidated financial statements; and (iii) the amount of the assessment can be reasonably estimated at the time of the event triggering the accrual.

SIC is subject to assessments by guaranty funds in the states in which it conducts business, a residual market pool, and a state catastrophe reinsurance pool. The activities of these funds and pools include collecting funds

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

from solvent insurance companies to cover losses resulting from the insolvency or rehabilitation of other insurance companies, or deficits generated by Citizens Property Insurance Corporation, and the FHCF. SIC is allowed to recover these assessments through premiums collected from policyholders. As of March 31, 2025, and December 31, 2024, SIC had payables relating to these assessments totaling $2,077 and $2,148, respectively. The payable is included within other liabilities on the balance sheet.

16.	Shareholders’ Equity

The Company is authorized to issue one class of common stock (par value of $0.01 per share) to its shareholders. The Company had 40,000,000 shares of common stock authorized at March 31, 2025 and December 31, 2024, of which 10,344,235 and 10,222,576 shares were issued and outstanding at March 31, 2025, and December 31, 2024, respectively.

The Company is authorized to issue one class of preferred stock (par value of $0.01 per share) to its shareholders. The Company had 20,000,000 shares of preferred stock authorized at March 31, 2025 and December 31, 2024, of which 9,340,750 and 9,340,750 shares were issued and outstanding at March 31, 2025, and December 31, 2024, respectively. All preferred shares have a liquidation preference equal to $13.64 per share and are convertible to common shares at the election of the holder on a one for one basis. The conversion price is decreased if the Company issues shares of its common stock at less than $13.64 per share. At December 31, 2024, the conversion price remained $13.64 per share. The preferred stock is automatically converted to common stock of the Company if either (1) there is an initial public offering of the Company’s common shares resulting in a listing of such shares on a national stock exchange, or (2) holders of at least a majority of the outstanding shares of preferred stock vote to require all preferred stock holders to convert their shares held to common shares of the Company. The preferred stock has no required redemption or expiration. Preferred shareholders have voting rights on an if-converted basis to common shares of the Company. Dividends cannot be declared for other stock classes (such as the Company’s common shares) unless the preferred shareholders also receive an equivalent dividend per share. There otherwise are no dividends or distribution requirement for the preferred stock.

The Company has issued 120,334 preferred stock warrants with a strike price of $0.01. The warrants were all exercised within 2024.

No distributions or dividends were declared or paid during the period ended March 31, 2025, or December 31, 2024.

17.	Stock-based Compensation

On March 31, 2025 and 2024, the Company has one share-based compensation plan, the 2021 Equity Compensation Plan (“The Stock Plan”): The compensation cost that has been charged against income for those plans was $3,014 and $272 for the three months ended March 31, 2025 and 2024, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $764 and $69 for the three months ended March 31, 2025 and 2024, respectively.

The Company’s 2021 Equity Compensation plan permits the awarding of common stock share options to its employees and strategic advisors for up to 3,088,235 shares. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest based on 3–5-year vesting schedules. The fair value of each option award is estimated on the grant date using a Black-Scholes model. The compensation expense for the shares is recognized over the requisite service period for the employee. There were no options granted during the three months ended March 31, 2025 and 2024.

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

A summary of option activity under the employee share option plan as of March 31, 2025 and March 31, 2024, respectively, and changes during the year then ended is presented below:

Options	(shares in thousands) Shares	Weighted- Average Exercise Price	Weighted- Average remaining contractual term	Aggregate Intrinsic Value
Outstanding at January 1, 2025	2,696	$4.64
Granted	—
Exercised	122	5.32
Forfeited or expired	11	5.81

Outstanding at March 31, 2025	2,563	$4.60	7.45	$136,256

Vested or expected to vest at March 31, 2025	1,786	$4.09	7.35	$97,226

Exercisable at March 31, 2025	1,786	$4.09	7.35	$97,226

Options	(shares in thousands) Shares	Weighted- Average Exercise Price	Weighted- Average remaining contractual term	Aggregate Intrinsic Value
Outstanding at January 1, 2024	2,800	$4.73
Granted	—
Exercised	—
Forfeited or expired	33	4.04

Outstanding at March 31, 2024	2,767	$4.73	8.46	$76,657

Vested or expected to vest at March 31, 2024	1,204	$3.32	8.13	$35,122

Exercisable at March 31, 2024	1,204	$3.32	8.13	$35,122

A summary of the status of the Company’s nonvested shares as of March 31, 2025 and 2024, and changes during the three months ended March 31, 2025, is presented below:

Nonvested Shares	(shares in thousands) Shares	Weighted- Average Grant-Date
Nonvested at January 1, 2024	1,931	4.12
Granted	—	—
Vested	108	3.91
Forfeited or expired	33	4.04

Nonvested at March 31, 2024	1,790	3.25

Nonvested at January 1, 2025	776	4.04
Granted	—	—
Vested	71	6.56
Forfeited or expired	11	5.81

Nonvested at March 31, 2025	694	3.85

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

For the three months ended March 31, 2025 and 2024, there was $1,711 and $4,135 of total unrecognized compensation cost related to nonvested share-based compensation arrangement granted under the employee share option plan, respectively. The total value of shares vested during the three months ended March 31, 2025 and 2024 was $467 and $424, respectively.

Included in the tables above are 800,000 shares of performance-based option shares and 400,000 shares of performance-based option shares issued by the Company during 2023 and 2021, respectively. These shares vest based upon performance conditions including the date the board approves that the Company has achieved specific revenue and EBITDA targets. During the three months ended March 31, 2025 and 2024, 950,000 and 600,000 shares vested or expected to vest from the performance-based shares based on performance conditions, respectively. The total fair value of the performance shares vested or expected to vest during the months ended March 31, 2025 and 2024 were $3,673 and $2,080, respectively. As of March 31, 2025 and 2024, 250,000 and 600,000 of the performance-based options were unvested and had not yet had performance conditions met, with a total value of $1,067 and $2,660, respectively. The Company has recorded compensation expense, included in General and administrative expense in the Consolidated Statements of Operations and Additional paid-in capital in the Consolidated Balance Sheets, several of the revenue and EBITDA performance conditions as vested for the three months ended March 31, 2025 and 2024. The Company believes that it is probable this amount will be paid out, based upon Company performance.

Restricted Stock Awards

From time to time, the Company has granted and may grant restricted stock awards to certain executive officers, other employees and nonemployee directors in connection with their service to the Company. The terms of the Company’s outstanding restricted stock grant include service conditions. The determination of fair value with respect to the awards containing only service-based conditions is based on the option pricing method of determining the fair value of the Company’s stock on the grant date. Information with respect to the activity of unvested restricted stock awards during the three months ended March 31, 2025, and March 31, 2024 is as follows:

Nonvested Shares	(shares in thousands) Shares	Weighted- Average Grant-Date
Nonvested at January 1, 2024	—	—
Granted	—	—
Vested	—	—
Forfeited or expired	—	—

Nonvested at March 31, 2024	—	—

Nonvested at January 1, 2025	387	58.52
Granted	—	—
Vested	1	58.52
Forfeited or expired	—	—

Nonvested at March 31, 2025	386	58.52

The Company recognized compensation expense related to restricted stock, which is included in general and administrative personnel expenses, of $2,771 and $0 for the three months ended March 31, 2025 and March 31, 2024, respectively. At March 31, 2025 and March 31, 2024, there was approximately $19,433 and $0, respectively, of total unrecognized compensation expense related to nonvested restricted stock arrangements. The

Slide Insurance Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Company expects to recognize the remaining compensation expense over a weighted-average period of 1.75 years.

The following table summarizes information about deferred tax benefits recognized and tax benefits realized related to Stock-Based compensation for the three months ended March 31, 2025 and 2024.

	2025	2024
Deferred tax benefits recognized	$764	$69
Tax benefits realized for vested stock	118	108
Fair value of vested stock	104,537	39,103

18.	Variable Interest Entities

The Company entered into a reinsurance captive arrangement with White Rock Insurance (SAC) Ltd. acting in respect of “Separate Account T104—Slide,” a VIE in the normal course of business and consolidated the VIE since the Company is the primary beneficiary. See “Note 1 (Nature of Business and Significant Accounting Policies — Consolidation Policy)” for more information about the methodology and significant inputs used to consider to consolidate a VIE.

In 2023, SIC entered into reinsurance transactions whereby the VIE provided quota share and catastrophe reinsurance protection to the Insurance Entities for the period of June 1, 2023 through May 31, 2024.

In 2024, SIC entered into reinsurance transactions whereby the VIE provided quota share and catastrophe reinsurance protection to the Insurance Entities for the period of June 1, 2024 through May 31, 2025.

The excess of loss reinsurance captive arrangement entered into, which was effective June 1, 2024 through May 31, 2025.

The following table presents, on a consolidated basis, the balance sheet classification and exposure of restricted cash held in a reinsurance trust account, which can be used only to settle specific reinsurance obligations of the VIE as of the dates presented.

	March 31, 2025	December 31, 2024
Restricted cash and cash equivalents	$282,606	$295,802

19.	Subsequent Events

The Company performed an evaluation of subsequent events through May 9, 2025, the date the consolidated financial statements were issued, and determined there were no recognized or unrecognized subsequent events, other than those listed below, that would require an adjustment or additional disclosure in the consolidated financial statements as of March 31, 2025.

On April 15, 2025, the Company assumed approximately 1,941 personal residential policies from Citizens Property Insurance Company through its depopulation program. The policies maintained their original expiration date and totaled approximately $4.7 million of assumed premium written.

Report of Independent Registered Public Accounting Firm

Board of Directors

Slide Insurance Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Slide Insurance Holdings, Inc. and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

/s/ FORVIS MAZARS, LLP

Charlotte, North Carolina

March 7, 2025

Slide Insurance Holdings, Inc.

Consolidated Balance Sheets

December 31, 2024 and 2023

(Dollar amounts in thousands, except share and par value amounts)

	2024	2023
ASSETS
Invested assets:
Fixed-maturity securities, available-for-sale, at estimated fair value	$464,966	$270,211
Other investments, net	4,548	5,220

Total invested assets	$469,514	$275,431

Cash and cash equivalents	493,409	334,546
Restricted cash	631	616
Restricted cash - variable interest entity	295,802	107,200
Accrued interest income	5,569	2,390
Assumed premiums receivable	10,284	42,076
Premiums receivable	47,642	28,989
Reinsurance recoverable on paid losses	—	9,876
Reinsurance recoverable on unpaid losses	341,051	105,092
Prepaid reinsurance premiums	148,288	82,413
Deferred tax assets	17,371	11,469
Deferred policy acquisition costs	65,046	42,995
Property and equipment, net	13,578	5,937
Right-of-use lease asset, operating	8,390	6,541
Intangibles, net	7,692	15,560
Goodwill	2,603	2,603
Prepaid expenses	4,192	1,673
Premium taxes refundable	—	103
Other assets	865	1,191

Total assets	$1,931,927	$1,076,701

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Loss and loss adjustment expense reserves	$595,487	$249,567
Unearned premiums	696,310	459,746
Commissions payable	8,254	4,785
Advanced recoveries on reinsurance	4,844	—
Deferred revenue	90	90
Reinsuance premiums payable	70,452	27,693
Long-term debt, net	39,190	35,091
Interest rate swap liability	117	296
Income taxes payable	43,943	27,309
Advanced premiums	12,051	10,981
Premium tax liabilities	1,206	—
Accounts payable and accrued expenses	13,858	10,001
Lease liability, operating	9,063	7,219
Other liabilities	3,903	6,325

Total liabilities	$1,498,768	$839,103

Shareholders’ equity:
Common Stock (par value $0.01, 40,000,000 shares authorized, 10,222,576 issued and outstanding in 2024 and 2023)	102	102
Preferred stock (par value $0.01, 20,000,000 shares authorized, 9,340,750 and 9,242,416 issued and outstanding in 2024 and 2023, respectively)	93	92
Additional paid-in capital	123,488	126,746
Accumulated other comprehensive income (loss), net of taxes	285	2,592
Retained earnings	309,191	108,066

Total shareholders’ equity	$433,159	$237,598

Total liabilities and shareholders’ equity	$1,931,927	$1,076,701

See Accompanying Consolidated Notes

Slide Insurance Holdings, Inc.

Consolidated Statements of Operations

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except per share amounts)

	2024	2023
Revenues:
Gross premiums written	$1,333,864	$874,726
Change in unearned premiums	(236,564)	(279,641)

Gross premiums earned	1,097,300	595,085
Ceded premiums earned	(304,861)	(153,673)

Net premiums earned	792,439	441,412
Net investment income	47,061	20,932
Policy fees	6,550	3,468
Other income	764	2,718

Total revenue	$846,814	$468,530

Expenses:
Losses and loss adjustment expenses incurred, net	339,293	193,266
Policy acquisition and other underwriting expenses	85,970	58,564
General and administrative expenses	136,323	87,858
Interest expense	3,754	2,401
Depreciation expense	2,447	424
Amortization expense	7,868	8,193
Other operating expenses	1,184	183

Total expenses	$576,839	$350,889

Net income before income tax expense	269,975	117,641

Income tax expense	68,850	30,270

Net income	$201,125	$87,371

Basic income earnings per share	$19.67	$8.40
Diluted income earnings per share	$9.17	$3.98

See Accompanying Consolidated Notes

Slide Insurance Holdings, Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands)

	2024	2023
Net income	$201,125	$87,371
Other comprehensive income:
Unrealized gains (losses) on securities during the year	(3,091)	4,088

Other comprehensive income (loss), before tax	(3,091)	4,088

Income tax expense (benefit) related to unrealized gains (losses) on investments arising during the year	(784)	1,038

Income tax expense (benefit) on other comprehensive income (loss)	(784)	1,038

Other comprehensive income (loss)	(2,307)	3,050

Comprehensive income	$198,818	$90,421

See Accompanying Consolidated Notes

Slide Insurance Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2023	11,220,076	$112	8,213,670	$82	$114,913	$20,695	$(458)	$135,344
Issuance of common stock	—	—	—	—	11	—	—	11
Repurchase and retirement of common stock	(997,500)	(10)	—	—	(3,990)	—	—	(4,000)
Issuance of preferred stock	—	—	1,028,746	10	13,529	—	—	13,539
Stock-based compensation	—	—	—	—	2,283	—	—	2,283
Net income	—	—	—	—	—	87,371	—	87,371
Other comprehensive loss	—	—	—	—	—	—	3,050	3,050

Balance, December 31, 2023	10,222,576	$102	9,242,416	$92	$126,746	$108,066	$2,592	$237,598
Repurchase and retirement of preferred stock	—	—	(22,000)	—	(540)	—	—	(540)
Issuance of preferred capital stock	—	—	120,334	1	—	—	—	1
Other financing activities	—	—	—	—	(5,600)	—	—	(5,600)
Stock-based compensation	—	—	—	—	2,882	—	—	2,882
Net income	—	—	—	—	—	201,125	—	201,125
Other comprehensive income	—	—	—	—	—	—	(2,307)	(2,307)

Balance, December 31, 2024	10,222,576	$102	9,340,750	$93	$123,488	$309,191	$285	$433,159

See Accompanying Consolidated Notes

Slide Insurance Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands)

	2024	2023
Cash flows from operating activities:
Net income	$201,125	$87,371
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	10,315	8,728
Provision for deferred income taxes	(5,118)	(9,928)
Impairment of internal-use software	—	7,583
Stock based compensation	2,882	2,283
Amortization of deferred loan costs	372	—
Gain on sale of investments	(10)	—
Net amortization of premiums on investments in fixed-maturity securities	(3,258)	(1,185)
Change in value of interest rate swap	(179)	296
Change in operating assets and liabilities:
Accrued interest income	(3,178)	(2,178)
Premiums receivable	13,139	(58,864)
Reinsurance recoverable on paid losses	14,720	57,415
Reinsurance recoverable on unpaid losses	(235,959)	157,125
Prepaid reinsurance premiums	(65,875)	(48,033)
Prepaid expenses	(2,518)	(1,226)
Deferred policy acquisition costs	(22,051)	(17,018)
Other assets	325	1,386
Loss and loss adjustment expense reserves	345,920	(73,762)
Unearned premiums	236,564	279,641
Advanced premiums	1,069	102
Income taxes payable	16,633	19,457
Premium taxes payable	1,309	(2,692)
Commissions payable	3,469	746
Reinsurance premiums payable	42,759	23,502
Accounts payable and accrued expenses	3,857	5,919
Net lease liability, net	(5)	341
Other liabilities	(2,421)	5,990

Net cash provided by operating activities	$553,886	$442,999

Cash flows from investing activities:
Purchase of fixed-maturity securities available-for-sale	(234,603)	(252,214)
Proceeds from maturities and redemptions of fixed-maturity securities available-for-sale	40,024	14,279
Purchase of other investments	—	(4,000)
Proceeds from redemption of other investments	672	280
Purchase of property and equipment	(10,088)	(8,677)

Net cash used in investing activities	$(203,995)	$(250,332)

Cash flows from financing activities:
Issuance of preferred stock	—	13,540
Issuance of common stock	—	11
Repurchase and retirement of common stock and warrants	—	(4,000)
Issuance of long-term debt	40,000	29,153
Repayment of long-term debt	(32,580)	(18,199)
Payment of debt issuance costs	(3,692)	—
Purchase and retirement of preferred stock	(540)	—
Other financing costs	(5,600)	—
Proceeds from the issuance of preferred capital stock	1	—

Net cash provided by financing activities	$(2,411)	$20,505

Net increase in cash	347,480	213,172
Cash, cash equivalents and restricted cash, beginning of period	$442,362	$229,190

Cash, cash equivalents and restricted cash, end of period	$789,842	$442,362

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest paid	$3,699	$1,918
Income taxes paid	$58,506	$23,100

See Accompanying Consolidated Notes

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

1.	Nature of Business and Significant Accounting Policies

Nature of Business

Slide Insurance Holdings, Inc. (“SIH” or the “Company”) is a Delaware holding company incorporated on March 2, 2021. The Company was organized for the purpose of holding investments in operating subsidiaries engaged in property and casualty insurance activities. Subsidiaries include:

Slide Insurance Company (“SIC”) – a wholly-owned property casualty insurance company currently writing homeowners insurance policies in Florida and South Carolina.

Slide MGA, LLC (“SMGA”) – a wholly-owned managing general agent that performs policy processing and claims administration for SIC.

Stat Claims Company (“STAT”) – a wholly-owned claims administrator.

Trusted Mitigation Contractors (“TMC”) – a wholly-owned broker of contractors and loss mitigation service providers.

Slide Reinsurance Holdings, LLC (“Slide Re”) – a wholly-owned reinsurance company and owner of the segregated cell (White Rock Insurance, Ltd., account T104).

Slide Technologies, LLC (“Slide Tech”) – a wholly-owned subsidiary that will license software developed by the Company. This entity has not begun operations.

SJIG Target, LLC (“SJIG”) – a wholly-owned non-operating entity that holds contractual renewal rights to a portion of the policies issued by SIC.

Clegg Insurance Advisors, LLC (“Homefront”) – a wholly-owned insurance agency acquired by the Company during 2022.

SIH Technologies, LLP (“Slide India”) – a wholly-owned non-operating entity that is in process of being dissolved.

SIH filed its original certificate of incorporation with the Secretary of State of the State of Delaware on March 2, 2021, and is authorized to issue 40,000,000 shares of common stock at par value of $0.01 per share and 20,000,000 shares of the preferred stock at par value of $0.01 per share. The Company issued and had outstanding 10,222,576 and 10,222,576 shares of common stock as of December 31, 2024, and 2023, respectively. The Company issued and had outstanding 9,340,750 and 9,242,416 shares of preferred stock as of December 31, 2024, and 2023, respectively.

SIC is domiciled in the state of Florida and is a wholly-owned subsidiary of SIH. The insurance subsidiary was incorporated on February 17, 2022, and commenced operations on March 1, 2022, after receiving its Certificate of Authority from the Florida Department of Financial Services, Office of Insurance Regulation (the “FLOIR”). SIC provides homeowners insurance coverage to policyholders in Florida and South Carolina, with Florida policyholders representing approximately 99% of direct written premiums written for the year ended December 31, 2024.

SIC is subject to the broad administrative powers of the FLOIR, which include, but are not limited to, limitation of dividends distributable, modification of management services and tax-sharing agreements, limitations on new and renewal business, and requirements for capital and surplus.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Assumed Business

From time to time, the Company may participate in a “take-out program” through which the Company assumes insurance policies held by Citizens Property Insurance Corporation (“Citizens”), a Florida state-supported insurer. The take-out program is a legislatively mandated program designed to reduce the state’s risk exposure by encouraging private companies to assume policies from Citizens. During 2024, the Company was approved by the Florida Department of Financial Services, Office of Insurance Regulation (“FLOIR”) to assume a total of 275,600 policies. The approval date noted is based on actual takeout date and not the date the Company received approval to participate from the FLOIR. The Company assumed approximately 136,000 policies, representing $484.1 million in annualized gross premiums.

During 2023, the Company was approved by the FLOIR to assume a total of 250,000 policies from Citizens. In 2023, approximately 82,500 policies were assumed from Citizens, representing approximately $284.8 million in annualized gross written premiums related to these transactions.

Basis of Presentation

The consolidated financial statements include the accounts of SIH and its wholly-owned subsidiaries, as well as variable interest entities (“VIE) in which the Company is determined to be the primary beneficiary, and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) which, for SIC, may vary in some respects from statutory accounting principles, which are prescribed or permitted by the FLOIR. All intercompany accounts and transactions have been eliminated in consolidation. The significant accounting policies followed by the Company are summarized below.

Adoption of New Accounting Standard

In March 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-01 Leases (Topic 842): Common Control Arrangements. For public entities, this update amends the required amortization period for leasehold improvements associated with common control leases to be over the useful life of the leasehold improvements to the common control group, regardless of the lease term, as long as the lessee controls the use of the asset through a lease. In addition, if the lessor is sub-leasing the asset while simultaneously leasing the asset from an entity not within the same common control group, the amortization period may not exceed the amortization period of the common control group. Once the lessee no longer controls the use of the asset, the asset will be accounted for as a transfer between entities under common control through an adjustment to equity. ASU 2023-01 was adopted by the Company effective January 1, 2024 and does not have a material impact on its financial position.

Consolidation Policy

The Financial Statements include the accounts of the Company, its wholly-owned subsidiaries and VIEs in which the Company is determined to be the primary beneficiary. This analysis includes a review of the VIE’s capital structure, related contractual relationships and terms, nature of the VIE’s operations and purpose, nature of the VIE’s interests issued, and the Company’s involvement with the entity. When assessing the need to consolidate a VIE, the Company evaluates the design of the VIE as well as the related risks to which the entity was designed to expose the variable interest holders. The primary beneficiary is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the Company’s decision-making ability and its ability to influence activities that significantly affect the economic performance of the VIE.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Allowance for Credit Losses

Allowance for credit losses represents an estimation of potential losses that the Company may experience due to credit risk. The allowance for credit losses account is a contra account of a financial asset to reflect the net amount expected to be collected. Any increase or decrease in the allowance for credit losses related to investments is recognized and reflected as credit losses on investments in the Company’s consolidated statement of income. For all other financial assets, credit loss expense is included in other operating expenses. When the risk of credit loss becomes certain, the allowance for credit losses account will be written off against the financial asset. Under the CECL model, the Company measures all expected credit losses related to relevant financial assets based on historical experience, current conditions, and reasonable and supportable forecasts which incorporate forward-looking information. The Company primarily uses a discounted cash flow method and a rating-based method in estimating credit losses at a reporting date for financial assets under the scope of the CECL model. The discounted cash flow method is a valuation method used to estimate the value of a financial asset based on its future cash flows. The Company uses this method to determine the expected credit losses for available-for-sale fixed-maturity securities. In addition, the Company elected not to measure an allowance for credit losses for accrued interest receivable as any uncollectible amount is adjusted to interest income on a monthly basis. As of December 31, 2024, the exposure to credit losses for certain financial assets related to non-insurance business is considered immaterial to the Company’s financial position.

For certain financial assets related to insurance business such as reinsurance recoverable and reinsurance receivable for premium refund, the Company uses a rating-based method, which is a modified version of the probability of default method. It requires two key inputs: a) the liquidation rate and b) the amount of loss exposure. The liquidation rate, which is published annually, is the ratio of impaired insurance companies that were eventually liquidated to the group of insurance companies considered by A.M. Best in its study. The amount of loss exposure represents the future billing balance, net of any collateral, spread over the projected periods that are based on the Company’s historical claim payment pattern. The rating-based method measures credit losses by multiplying the future billings grouped by insurance rating over the projected periods by their corresponding liquidation rates by insurance rating.

On paid losses reinsurance recoverable which is due within 90 days after billing, the Company will rely heavily on each reinsurer’s credit rating, recent financial condition, and historical collection problems, if any, in determining the expected credit loss. For risk attributable to disagreements between an insurer and reinsurer regarding a difference in interpretation of provisions in a reinsurance agreement (“dispute risk”), the Company will continue to use an incurred loss method to estimate losses. At December 31, 2024, there was no dispute risk associated with the reinsurance recoverable balance.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments with maturities of three months or less from the date of acquisition. Outstanding checks issued in excess of bank balances (“book overdrafts”) if any are reported as a liability and are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Restricted Cash

Restricted cash represents funds in the Company’s sole ownership held by certain states in which the Company’s insurance subsidiary conduct business to meet regulatory requirements and not available for immediate business use. Restricted cash also includes funds held in trust by the VIE where the Company is the primary beneficiary.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Fixed-Maturity Securities Available-for-Sale

All of the Company’s fixed-maturity securities are classified as available-for-sale and are carried at estimated fair value. Changes in unrealized gains and losses, net of taxes, are charged or credited to accumulated other comprehensive income in shareholders’ equity. Amortization of premiums and discounts on investments in fixed-maturity securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on the sale of investments are recognized in the consolidated statement of operations using the specific identification basis.

Other Investments

Other investments consists of preferred interest limited partnership agreements carried at amortized cost, which approximates fair value. Impairment losses on other investments are recognized in the Consolidated Statements of Operations in the period when evidence indicates a decrease in the value of the investment has occurred that is other than temporary.

Premiums Receivable

Premiums receivable are uncollateralized policyholder obligations due under normal policy terms, requiring payment within a specified period from the invoice date and are reflected net of allowances in the accompanying Consolidated Balance Sheets. As of December 31, 2024 and 2023, allowances for uncollectible premiums were $1,048 and $0, respectively. The increase in allowances for uncollectible premiums during 2023 resulted in a $909 decrease in unearned premiums during the year ended December 31, 2024.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization, which is included in the Statement of Operations in Other operating expenses. Depreciation is calculated on a straight-line basis over the estimated useful lives. Replacements and maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred.

The Company capitalizes external costs for internally developed software during the application development stage. During the preliminary project and post-implementation stage, internal-use software development costs are expensed as incurred. Capitalized software costs are depreciated on a straight-line basis over the estimated useful life of three to seven years.

Deferred Policy Acquisition Costs

The Company incurs policy acquisition costs that vary with, and are directly related to, the production of new business. Policy acquisition costs consist of commissions paid to outside agents at the time of policy issuance and premium taxes. The Company capitalizes policy acquisition costs to the extent recoverable, then the Company amortizes those costs over the contract period of the related policies.

Goodwill

The Company adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment Accounting Standards Codification (“ASC”) 350, which changed the guidance on goodwill impairment. Under the guidance, the

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

qualitative assessment of the recoverability of goodwill remains the same, but the second step of the two-step quantitative test, which required calculation of the implied fair value of goodwill, has been eliminated. Instead, an impairment charge is recognized when the carrying value of a reporting unit exceeds its fair value. Any excess of carrying value over fair value is written down as an impairment. This evaluation is performed annually, on May 1 or more frequently if facts and circumstances warrant. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the fair value. The Company has completed the analysis and determined there was no impairment of goodwill as of December 31, 2024 or 2023.

Intangible Assets

The Company reviews Intangibles for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. If the Company concludes that impairment exists, the carrying amount is reduced to fair value. If an intangible is considered to have a definite life, such as renewal rights of policies, then the value of the intangible is amortized over the expected life. The Company has completed the analysis as of December 31 and ascertained if any facts or circumstances would indicate impairment through the end of the year and concluded there was no impairment of Intangibles as of December 31, 2024 or 2023.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expenses (“LAE”) reserves are determined by establishing liabilities in amounts estimated to cover incurred losses and LAE. Such reserves are determined based on the assessment of claims reported and the development of pending claims. These reserves are based on individual case estimates for the reported losses and LAE and estimates of such amounts that are incurred but not reported. Changes in the estimated liability are charged or credited to income as the losses and LAE are settled. Salvage and subrogation are deducted from the reserve for claims and claims expense on a cash basis.

The estimates of unpaid loss and LAE are subject to trends in claim severity and frequency and are continually reviewed. As part of the process, the Company reviews historical data and considers various factors, including known and anticipated regulatory and legal developments, changes in social attitudes, inflation and economic conditions. As experience develops and other data becomes available, these estimates are revised, as required, resulting in increases or decreases to the existing unpaid loss and LAE reserves. Adjustments are reflected in the Consolidated Statement of Operations in the period in which they are made and the liabilities may deviate substantially from prior estimates. Loss and LAE reserves ceded to or recovered from reinsurers are recorded as a reduction to loss and LAE reserves on the Consolidated Statements of Operations.

These liabilities have been stated gross of reinsurance amounts recoverable from other insurance companies, and have been reduced by $0.0 for estimated salvage and subrogation recoverables at December 31, 2024 and 2023.

Advance Premiums

Premium payments received prior to the policy effective date are recorded as Advance premiums. Once the policy is in force, the premiums are recorded as described under “Revenue Recognition” below.

Leases

The Company leases office equipment and office space from non-affiliates under terms ranging from one month up to eight years. In assessing whether a contract is or contains a lease, the Company first determines whether

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

there is an identified asset in the contract. The Company then determines whether the contract conveys the right to obtain substantially all of the economic benefits from use of the identified asset or the right to direct the use of the identified asset. The Company elects not to record any lease with a term of 12 months or less on the consolidated balance sheet. For such short-term leases, the Company recognizes the lease payments in expense on a straight-line basis over the lease term.

If the contract is or contains a lease and the Company has the right to control the use of the identified asset, the right-of-use (“ROU”) asset and the lease liability is measured from the lease component of the contract and recognized on the consolidated balance sheet. In measuring the lease liability, the Company uses its incremental borrowing rate for a loan secured by a similar asset that has a term similar to the lease term to discount the lease payments. The contract is further evaluated to determine the classification of the lease as to whether it is finance or operating. If the lease is a finance lease, the ROU asset is depreciated to depreciation expense over the shorter of the useful life of the asset or the lease term. Interest expense is recorded in connection with the lease liability using the effective interest method. If the lease is an operating lease, the ROU asset is amortized to lease expense on a straight-line basis over the lease term. For the presentation of finance leases on the Company’s consolidated balance sheets, ROU assets and corresponding lease liabilities are included with property and equipment, net, and long-term debt, respectively. For the presentation of operating leases on the Company’s Consolidated Balance Sheets, ROU assets are presented as right-of-use assets – operating leases and corresponding lease liabilities are reflected as lease liabilities – operating leases.

Interest rate swap

The Company accounts for swaps as either assets or liabilities and carries them at fair value. Interest rate swaps are adjusted to fair value by charges or credits in the Consolidated Statements of Operations and included as a component of interest expense.

Long-term debt

Long-term debt includes debt instruments. A debt instrument is generally classified as a liability and carried at amortized cost, net of any issuance costs. Debt issuance costs are capitalized and amortized to interest expense over the expected life of the debt instrument using the straight-line method.

Common and Preferred Stock Warrants

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair value recognition provisions of GAAP which require the measurement and recognition of compensation for all stock-based awards made to employees, non-employee directors (see Note 23 – “Stock-Based Compensation”), and third-party award recipients based on estimated fair values. In accordance with GAAP, the fair value of stock-based awards granted to employees and non-employee directors is generally recognized as compensation expense over the requisite service period, which is defined as the period during which a recipient is required to provide service in exchange for an award. Forfeitures of the Company’s stock-based awards are accounted for on a total future estimated basis. The Company uses a straight-line attribution method for all awards that include only a service-based vesting

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

condition. The Company recognizes expense from performance-based conditions when the events to recognize the performance condition is probable. Compensation expense related to all awards granted to employees and non-employee directors is included in General and administrative expenses in the Consolidated Statement of Operations. The Company receives a windfall tax benefit for certain stock option exercises if these options vest at a higher value than the value used to recognize compensation expense. In the event the stock-based awards vest at a lower value than the value used to recognize compensation expense, the Company experiences a tax shortfall. The Company recognizes tax windfalls and shortfalls in the Consolidated Statement of Operations.

Basic and Diluted Earnings Per Share

Basic net earnings per share is computed by dividing Net income by the weighted average number of common shares outstanding during the reporting period. Diluted net earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the reported period. Common equivalent shares include incremental shares from diluted vested and unvested shares of common stock-based option awards, convertible preferred stock and preferred share warrants outstanding during the period based on the “if converted” method under the guidance of ASU 2020-06. During loss periods, common stock equivalents such as stock options and convertible debt are excluded from the calculation of diluted loss per share, as the inclusion would have an anti-dilutive effect.

Insurance Guaranty Association Assessments

The Company’s insurance subsidiaries may be assessed by state associations such as the Florida Insurance Guaranty Association. The assessments are intended to be used for the payment of covered claims of insolvent insurance entities. The assessments are generally based on a percentage of premiums written during or following the year of insolvency. Liabilities are recognized when the assessments are probable to be imposed on the premiums on which they are expected to be based and the amounts can be reasonably estimated. An insurer is generally permitted to recover the entire amount of assessments from in-force and future policyholders through policy surcharges. GAAP provides that the Company should record an asset based on the amount of written or obligated-to-write premiums and limited to the amounts recoverable over the life of the in-force policies.

Income Taxes

The Company files consolidated federal and state income tax returns and allocates taxes among its subsidiaries in accordance with a written tax-allocation agreement.

The Company accounts for income taxes in accordance with GAAP, resulting in two components of income tax expense and benefit: current and deferred. Current income tax expense and benefit reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense and benefit results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more likely than not” means a likelihood of more than fifty percent; the terms “examined” and “upon examination” also include resolution of the related

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of both positive and negative evidence available including recent operating results, available tax planning strategies, and projected future taxable income, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Revenue Recognition

Direct and assumed premiums written are earned pro rata over the terms of the policies, or remaining term of the policy for policies assumed post their origination date. Unearned premium liabilities are established for the unexpired portion of premiums written or assumed. Such unearned premiums are computed on a daily pro rata method for direct and assumed business. At each reporting date, the Company determines whether it has a premium deficiency. A premium deficiency would result if the sum of the Company’s expected losses, deferred policy acquisition costs, and policy maintenance costs (such as costs to store records and costs incurred to collect premiums and pay commissions) exceeded the Company’s related unearned premiums plus investment income. Should the Company determine that a premium deficiency exists, the Company would write off the unrecoverable portion of Deferred policy acquisition cost. At December 31, 2024 and 2023, the Company has recorded no premium deficiency reserve.

The Company considered the Citizens assumed policies as reinsurance accounting as indicated by the ASC 944-20-20 definition of reinsurance includes “assumption or novation reinsurance contracts that are legal replacements of one insurer by another extinguish the ceding entity’s liability to the policyholder”. Further, guidance at ASC 944-20-15-37a. indicates reinsurance accounting applies to any “transaction... whose individual terms indemnify an insurer against loss or liability relating to insurance risk. That is, all contracts, including contracts that may not be structured or described as reinsurance, shall be accounted for as reinsurance if those conditions are met.”

The Citizens policies assumed and the policies acquired from St. Johns Insurance Company in 2022 and United Property Casualty Company in 2023 are short-duration contracts under ASC 944 as the original and remaining policy periods is one year or less. The Company meets the conditions of ASC 944-20-15-41 as it completely assumes the insurance risk of the policy going forward with the policyholder, and as such the Company has risk of significant loss as it has assumed all aspects of the policy going forward. ASC 944 is generally silent on the accounting for an assumed reinsurance contract. ASC 944-20-05-3 simply notes: “Four methods of premium revenue and contract liability recognition for insurance contracts have developed: short-duration contract accounting and three methods of long duration contract accounting.... Generally, the four methods reflect the nature of the insurance entity’s obligations and policyholder rights under the provisions of the contract.” The Company views assuming insurance risk from another insurer or from non-insurers is economically the same and thus would follow the same short-duration contract accounting as its direct written premiums. The Company accounts for the unearned premium pro rata over the remaining policy period similar to direct written premiums. The Company believes its treatment is reasonable based on analogy to the following guidance:

•

ASC 944-30-35-52 provides the following for contract modifications: “Similar to traditional long-duration contracts as discussed beginning in paragraph 944-30-35-46 a revision to a short-duration contract is viewed

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

as a prospective revision with future recognition of unearned premium and amortization of unamortized deferred acquisition costs adjusted, accordingly, on a prospective basis.” This is consistent with the Company’s accounting for the Citizens assumed premiums, noting there are no deferred acquisition costs or payments by the Company to Citizens to amortize.

•

ASC 944-30-35-53 similarly provides: “Consistent with the guidance in paragraphs 944-30-35-1A and 944-605-25-1, unearned premium is recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided, amortization of deferred acquisition costs continues to be recognized in proportion to the premium recognized.”

•

ASC 944-605-35-8 for ceding entities provides: “Prepaid reinsurance premiums recognized under paragraph 944-605-25-20 shall be amortized over the remaining contract period in proportion to the amount of insurance protection provided.” The Company believes it is reasonable that as the assuming entity, it would similarly recognize the unearned premiums assumed in a similar manner.

Policy Fees

Policy fees, which represents fees paid by policyholders to the MGA on all new and renewal insurance policies, are generally recognized as income upon policy inception in accordance with ASC 606, which coincides with the completion of our service obligation of issuing the policy.

Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st of each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions. Amounts recoverable from reinsurers are estimated in a manner consistent with the applicable reinsurance contract or contracts. Premiums ceded to other companies are reported as a reduction of Gross premiums earned to arrive at Net premiums earned. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers. The Company may recover reinsurance in advance of paying direct losses. The Company may recover reinsurance in advance of paying direct losses. The Company reports these advance amounts as advanced recoveries on reinsurance.

Risks and Uncertainties

The Company primarily writes homeowners coverage in the state of Florida. The Company’s business could be impacted by negative effects of economic and political forces in Florida, continuing price pressure on new and renewal business, the ability to effectively manage expenses, market competition, and federal and state legislation or governmental regulations of insurance companies. Also, SIC is subject to regulatory requirements, as discussed in Note 17, Regulatory Matters.

The Company insures an area that is exposed to damage from hurricanes, wind, tornadoes, hail, sinkholes, and severe thunderstorms. The Company attempts to mitigate its exposure to losses from storms by avoiding geographic concentrations of policies and by purchasing catastrophe reinsurance coverage, further discussed in Note 11, Reinsurance. However, a severe storm, depending on its path and intensity, could result in losses to the Company exceeding its reinsurance protection, and could have a material adverse effect on the consolidated financial position and results of operations of the Company.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

There are a number of risks and uncertainties inherent in the process of monitoring impairments relating to invested assets, and determining if an underlying credit event either has or could happen in the future. These risks and uncertainties include the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, the risk that the Company’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the characteristics of that issuer, the risk that information obtained by the Company or changes in other facts and circumstances lead management to change its intent to hold the security to maturity or until it recovers in value, and the risk that management is making decisions based on misstated information in the consolidated financial statements provided by issuers.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Segment Information

The insurance segment derives revenues from direct and assumed premiums written are earned pro rata over the terms of the policies, or remaining term of the policy for policies assumed post their origination date. Revenue is earned from policies from homeowners, which are annual policies. The accounting policies of the insurance segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker (“CODM”) assesses performance for the insurance segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income and EBITDA. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM uses net income and EBITDA to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the insurance segment or into other parts of the entity, such as for acquisitions. The significant expenses reviewed by the CODM, which are used to assess performance of the Company, are not disaggregated at a level lower than the captions disclosed within the Consolidated Statement of Operations. Net income is used to monitor budget versus actual results. The CODM also uses net income and EBITDA in competitive analysis by benchmarking to the Company’s competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation. The Company has one reportable segment: insurance. The insurance segment provides residential homeowners insurance. The Company derives all revenue in the United States of America and manages the business activities on a consolidated basis. The Company’s CODM is the Chief Executive Officer.

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances income tax disclosures by requiring public entities to report income tax expense disaggregated by federal, state, and foreign taxes, with further detail on specific jurisdictions over a quantitative threshold. In addition, public entities must also separately disclose reconciling items equal to or greater than five percent of pretax income from operations by the applicable federal statutory rate. ASU 2023-09 is effective for all public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating its impact on income tax disclosure.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The Company does not believe this accounting pronouncement has or will have a material impact on its consolidated financial statements.

2.	Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company’s consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	December 31,
	2024	2023
Cash and cash equivalents	$493,409	$334,546
Restricted cash	631	616
Restricted cash - variable interest entity	295,802	107,200

Total	$789,842	$442,362

At December 31, 2024, $98,850 or 12.5% of the Company’s cash and cash equivalents were deposited at one national bank and included $83,687 with four custodians. At December 31, 2023, $83,948 or 19.0% of the Company’s cash and cash equivalents were deposited at one national bank and included $79,774 with two custodians. At December 31, 2024 and 2023, the Company’s cash deposits at any one bank generally exceed the Federal Deposit Insurance Corporation’s $250,000 coverage limit for insured deposit accounts. For those banks where the Company’s deposits exceed $250,000, the Company regularly reviews the financials reports and credit ratings of the banks for any indication of financial stress. The Company determined that no indication of financial stress was evident in any bank where Company deposits exceeded $250,000 at December 31, 2024 and 2023.

3.	Basic and Diluted Earnings Per Share

	2024	2023
Basic earnings per share:
Net income attributable to common stockholders	$201,125	$87,371
Weighted average shares outstanding	10,223	10,396

Basic earnings per share	$19.67	$8.40

Diluted earnings per share:
Net income attributable to common stockholders	$201,125	$87,371
Weighted average shares outstanding	10,223	10,396
Add effect of dilutive securities
Impact of convertible preferred stock	9,265	9,242
Impact of vested and unvested common stock options	2,349	2,175
Impact of RSU awards	16	—
Impact of convertible preferred stock warrants	89	120

Diluted weighted average common shares outstanding	21,942	21,933

Diluted earnings per share	$9.17	$3.98

The Company had 0 anti-dilutive shares for the years ended December 31, 2024 and 2023, respectively.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

4.	Goodwill and Intangible Assets

Data – Company 1

During the fourth quarter of 2021, the Company entered into a cross-license agreement with an independent third-party insurance company (“Company 1”) whereby the Company would receive historical data, refreshed on a periodic basis, in exchange for a license to use the Company’s proprietary software (once development is complete), common stock, and common stock warrants. The Company recorded deferred revenue of $90 for the promised software license to Company 1. This data is of significant value to the Company in development of its proprietary software. The Company determined a fair value of $2,379 for this data. In March 2023, the Company entered into an amended and restated agreement with Company 1 to sunset the data refresh provisions of the contract. Based on this change in contractual terms, the Company determined that the value of the data was not impaired and that the useful lives of the intangible data asset should be changed from indefinite to three years and began amortization in 2023. Amortization totaled $795 and $792 for 2024 and 2023, respectively.

Data – Company 2

During the fourth quarter of 2021, the Company entered into a cross-license agreement with an independent third-party insurance company (“Company 2”) whereby the Company would receive historical data, refreshed on a periodic basis, in exchange for a license to use the Company’s proprietary software (once development is complete), and common stock warrants. This data is of significant value to the Company in development of its proprietary software. The Company determined a fair value of $821 for this data. During 2022, Company 2 was placed into receivership by the FLOIR and data refreshes were discontinued. As a result, the Company determined the value of the data was not impaired and that the useful lives of the intangible data asset should be changed from indefinite to three years. The Company recorded deferred revenue of $90 in 2021 for the promised software license to Company 2. Due to the receivership and discontinued operations of Company 2 in 2022, the Company has written off deferred revenue of $90 in 2022. As a result of this writeoff, the carrying value of the intangible asset was reduced from $821 to $732. Amortization totaled $271 and $215 for 2024 and 2023, respectively.

Renewal Rights – SJIG Target LLC

In the first quarter of 2022, the Company acquired the renewal rights for over 60,000 policies via the acquisition of SJIG for $25 million. The purchase price included $15 million of cash and $10 million of notes issued to the former owners of SJIG, maturing in 2027. The acquired renewal rights were determined to have useful life of 46 months, ending December 31, 2025. In 2024 and 2023, amortization of the renewal rights totaled $6,521 and $6,522, respectively.

Renewal Rights – Clegg

During the second quarter of 2022, the Company acquired 100% of the stock and ownership interests of Clegg Insurance Group, Inc. and Clegg Insurance Advisors, LLC (collectively, “Clegg”). The Company acquired renewal rights, which were valued at $1,553, which was estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The renewal rights were determined to have a useful life of four years. In December of 2023, the Company sold the commercial book of business of Clegg, which resulted in a decrease to the intangible asset of $435. In 2024 and 2023, amortization of the renewal rights totaled $281 and $280, respectively.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Clegg Goodwill

During the second quarter of 2022, the Company acquired 100% of the stock and ownership interests of Clegg. The Company paid cash and other consideration in excess of net assets totaling $2,603. This excess was allocated as Goodwill.

As of December 31, 2024 and 2023, goodwill was $2,603 and $2,603, respectively.

	2024	2023
Goodwill balance, beginning of year	$2,603	$2,603
Goodwill acquired	—	—

Goodwill balance, end of year	$2,603	$2,603

The table below details the finite-lived intangible assets, net as of December 31, 2024 and the indefinite and finite-lived intangible assets for December 31, 2023, respectively:

	For the year ended December 31, 2024
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Life
Renewal Rights - SJIG Target LLC	$25,000	$(18,478)	$6,522	46 months
Data - Company 2	732	(732)	—	3 years
Renewal Rights - Clegg	1,118	(740)	378	4 years
Data - Company 1	2,379	(1,587)	792	3 years

	$29,229	$(21,537)	$7,692

	For the year ended December 31, 2023
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Life
Renewal Rights - SJIG Target LLC	$25,000	$(11,957)	$13,043	46 months
Data - Company 2	732	(461)	271	3 years
Renewal Rights - Clegg	1,553	(894)	659	4 years
Data - Company 1	2,379	(792)	1,587	3 years

	$29,664	$(14,104)	$15,560

As of December 31, 2024 and 2023, intangible assets were $7,692 and $15,560, respectively. Amortization expense for intangible assets after December 31, 2024 is as follows:

Estimated Amortization
2025	$7,593
2026	99

$7,692

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

5.	Fixed-Maturity Securities Available-For-Sale

The amortized cost, gross unrealized gains and losses, and estimated fair value of investments in fixed-maturity securities available-for-sale at December 31, are as follows:

	2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agencies	$166,641	$418	$(776)	$166,283
U.S. states, territories and possessions	17,344	71	(193)	17,222
Industrial and miscellaneous	149,104	1,350	(429)	150,025
Special Revenue	106,681	527	(622)	106,586
Political subdivisions	23,061	187	(151)	23,097
Hybrid securities	1,754	—	(1)	1,753

	$464,585	$2,553	$(2,172)	$464,966

	2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agencies	$104,978	$1,239	$(101)	$106,116
U.S. states, territories and possessions	7,153	63	(7)	7,209
Industrial and miscellaneous	99,463	1,654	(126)	100,991
Special Revenue	48,000	724	(67)	48,657
Political subdivisions	6,126	108	(5)	6,229
Hybrid securities	1,019	—	(10)	1,009

	$266,739	$3,788	$(316)	$270,211

The amortized cost and estimated fair value of investments in fixed-maturity securities at December 31, 2024, by contractual maturity, are shown below.

	Amortized Cost	Estimated Fair Value
In one year or less	$56,574	$56,666
After one year through five years	286,584	287,703
After five years through ten years	112,702	112,117
After ten years	8,725	8,480

	$464,585	$464,966

Actual maturities may differ from contractual maturities, as the issuers of the securities may have the right to call or prepay obligations with or without penalty.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following tables show the Company’s investments estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2024.

	December 31, 2024
	Less than 12 months		More than 12 months		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. government and agencies	$93,063	$(729)	$2,975	$(47)	$96,038	$(776)
U.S. states, territories and possess	9,169	(193)	502	—	9,671	(193)
Industrial and miscellaneous	69,745	(389)	3,417	(40)	73,162	(429)
Special revenue	43,829	(604)	2,693	(17)	46,522	(621)
Political subdivisions	4,477	(151)	503	(1)	4,980	(152)
Hybrid securities	1,754	(1)	—	—	1,754	(1)

	$222,037	$(2,067)	$10,090	$(105)	$232,127	$(2,172)

A total of 125 securities had unrealized losses at December 31, 2024. The Company’s unrealized losses relate to its portfolio of fixed-maturity securities. The Company’s unrealized losses on its fixed-maturity securities were caused by interest rate changes. The Company regularly reviews its individual investment securities for credit impairment. The Company considers various factors in determining whether a credit loss exists for each individual security, including:

•	the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;

•	the extent to which the market value of the security has been below its cost or amortized cost;

•	general market conditions and industry or sector specific factors and other qualitative factors;

•	nonpayment by the issuer of its contractually obligated interest and principal payments; and

•	the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

For the years ended December 31, 2024 and 2023, the Company recognized $0 credit loss expense related to fixed-maturity securities in the consolidated statements of income.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following tables show the Company’s investments estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2023.

	2023
	Less than 12 months		More than 12 months		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. government and agencies	$8,976	$(3)	$2,606	$(98)	$11,582	$(101)
U.S. states, territories and possess	—	—	998	(7)	998	(7)
Industrial and miscellaneous	4,623	(9)	82,396	(117)	87,019	(126)
Special revenue	1,827	(11)	18,510	(56)	20,337	(67)
Political subdivisions	—	—	512	(5)	512	(5)
Hybrid securities	1,009	(10)	—	—	1,009	(10)

	$16,435	$(33)	$105,022	$(283)	$121,457	$(316)

A total of 70 securities had unrealized losses at December 31, 2023. The Company’s unrealized losses relate to its portfolio of fixed-maturity securities. The Company’s unrealized losses on its fixed-maturity securities were caused by interest rate changes. Since the declines in estimated fair value are attributable to changes in interest rates and not credit quality, and the Company has the intent and ability to hold these securities through a recovery of unrealized losses, even if until maturity of the individual securities, the Company does not consider these investments to need a credit impairment reserve under CECL. The Company realized no credit loss on investments in 2023.

Proceeds from maturities, and redemptions of fixed-maturities securities were $40,024 and $14,279 in 2024 and 2023, respectively, with realized gross losses of $10 and $0 on these sales, maturities, and redemptions.

At December 31, 2024 and 2023, SIH had restricted cash of $296,433 and $107,816, respectively, consisting of funds on deposit with regulatory authorities, as required by law and funds held in trust by the VIE where the Company is the primary beneficiary.

Major categories of net investment income, excluding realized gains, are summarized as follows:

	2024	2023
Income:
Available-for-sale fixed-maturity securities	$19,562	$4,727
Cash and short-term investments	27,823	16,297
Other investments	604	116

Total investment income	$47,989	$21,140
Investment expenses	928	208

Net investment income	$47,061	$20,932

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

6.	Fair Value of Financial Assets and Liabilities

Valuation Hierarchy

The FASB established a valuation hierarchy for disclosure of the inputs used to measure estimated fair value. This hierarchy categorizes the inputs into three broad levels as follows:

•	Level 1 inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs to the valuation methodology are quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

•

Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the entity’s assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents by level the financial assets carried at estimated fair value measured on a recurring basis as of December 31. The table does not include assets which are measured at historical cost or any basis other than estimated fair value.

	December 31, 2024
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash and cash equivalents	$493,409	$493,409	$—	$—	$493,409
Restricted cash	631	631	—	—	631
Restricted cash - variable interest entity	295,802	295,802	—	—	295,802
Fixed-maturity securities	464,585	323,749	141,217	—	464,966

	$1,254,427	$1,059,591	$141,217	$—	$1,254,808

Liabilities:
Interest rate swap	$117	$—	$—	$117	$117

	December 31, 2023
	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash and cash equivalents	$334,546	$334,546	$—	$—	$334,546
Restricted cash	616	616	—	—	$616
Restricted cash - variable interest entity	107,200	107,200	—	—	$107,200
Fixed-maturity securities	270,211	210,249	59,962	—	270,211

	$712,573	$652,611	$59,962	$—	$712,573

Liabilities:
Interest rate swap	$296	$—	$—	$296	$296

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

A financial instrument’s classification within the valuation hierarchy is based upon the lowest level of input that is significant to the estimated fair value measurement; consequently, if there are multiple significant valuation inputs that are categorized in different levels of the hierarchy, the instrument’s hierarchy level is the lowest level within which any significant input falls.

The Level 1 category includes cash, restricted cash, money market securities, and other short-term investments, such as certificates of deposit, and U.S. treasury bonds.

The Level 2 category generally includes corporate and municipal bonds. The estimated fair value of fixed-maturity investments included in the Level 2 category was based on the market values obtained from pricing services. A number of the Company’s investment-grade corporate bonds are frequently traded in active markets and traded market prices for these securities existed at December 31, 2024 and 2023. However, these securities were classified as Level 2 at December 31, 2024 and 2023 because the third-party pricing services from which the Company has obtained estimated fair values for such instruments also use valuation models which use observable market inputs in addition to traded prices. Substantially all of these model input assumptions are observable in the marketplace or can be derived or supported by observable market data.

When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market, or which cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management’s judgment or estimation and cannot be supported by reference or market activity. Generally, these investments are classified as Level 3.

Other Financial Instruments

The Company uses various financial instruments in the normal course of its business. In the measurement of the estimated fair value of certain financial instruments, other valuation techniques were utilized if quoted market prices were not available. These derived fair value estimates are significantly affected by the assumptions used. Additionally, excluded from the scope of financial instruments are certain financial instruments, including those related to insurance contracts, pension and other postretirement benefits, and equity method investments.

In estimating the fair value of the financial instruments presented, the Company used the following methods and assumptions:

Cash and Cash equivalents

The carrying amount is a reasonable estimate of fair value, due to the short-term maturity of these investments. These assets are considered to be Level 1 assets.

Restricted cash

Restricted cash represents cash held by state authorities and the carrying value approximates fair value. Restricted cash also include cash held in trust by the VIE where the Company is the primary beneficiary and the carrying value approximates fair value.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Long-Term Debt

The following table summarizes components of the Company’s long-term debt and methods used in estimating their fair values:

	Maturity Date	Valuation Methodology
Promissory Notes, 0.00%	2027	Discounted cash flow method, Level 3 inputs
Commercial Loan, variable rate of interest	2029	Discounted cash flow method, Level 3 inputs

The following tables present fair value information for liabilities that are carried on the consolidated balance sheets at amounts other than fair value as of December 31, 2024 and 2023:

	Fair Value Measurements Using
As of December 31, 2024	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Liabilities:
Long-Term debt:
0.00% Promissory notes	$4,500	$—	$—	$3,992	$3,992
Commercial Loan	38,000	—	—	37,192	37,192
Less: unamortized issuance costs	(3,310)	—	—	(3,310)	(3,310)

	$39,190	$—	$—	$37,874	$37,874

	Fair Value Measurements Using
As of December 31, 2023	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Liabilities:
Long-Term debt:
0.00% Promissory notes	$6,500	$—	$—	$5,541	$5,541
Commercial Loan	29,250	—	—	29,208	29,208
Less: unamortized issuance costs	(659)	—	—	(659)	(659)

	$35,091	$—	$—	$34,090	$34,090

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

7.	Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive income or loss, which for the Company includes changes in unrealized gains or losses of investments carried at fair value and changes to any credit losses related to these investments. Reclassification adjustments for realized (gains) losses are reflected in net realized investment gains (losses) on the consolidated statements of income. The components of other comprehensive income or loss and the related tax effects allocated to each component were as follows:

	Year ended December 31, 2024
	Before Tax	Income Tax Effect	Net of Tax
Net unrealized losses	$(3,091)	$(784)	$(2,307)

Total other comprehensive loss	$(3,091)	$(784)	$(2,307)

	Year ended December 31, 2023
	Before Tax	Income Tax Effect	Net of Tax
Net unrealized gains	$4,088	$1,038	$3,050

Total other comprehensive income	$4,088	$1,038	$3,050

8.	Deferred Policy Acquisition Costs

Deferred policy acquisition costs consist of amounts paid for commissions and premium taxes that relate directly to and vary directly with the production of new and renewal business.

The policy acquisition costs that the Company has capitalized and is amortizing over the effective periods of the related policies are as follows for the year ended December 31, 2024 and 2023:

	2024	2023
Beginning balance	$42,995	$25,977
Policy acquisition costs deferred	108,021	75,582
Less: Amoritzation	(85,970)	(58,564)

Ending balance	$65,046	$42,995

9.	Loss and Loss Adjustment Expenses

The Company establishes reserves for the estimated total unpaid costs of Loss and loss adjustment expenses (“LAE”). Loss and LAE reserves reflect management’s best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to the Company (“IBNR”). Reserves established by management represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management’s best estimate of the Company’s liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, the Company gives careful consideration to all available data and actuarial analyses.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

When a claim is reported to the Company, the claims personnel establish a “case reserve” for the estimated amount of the ultimate amount payable to settle the claim. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the claims adjuster. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted as more information becomes available. It is the Company’s policy to settle each claim as expeditiously as possible.

Reserves are closely monitored and are recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, claims management personnel complete weekly and ongoing reviews of existing case reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior years. As the Company continues to expand historical data regarding paid and incurred losses, the data is used to develop expected ultimate loss and LAE ratios, then these expected loss and LAE ratios are applied to earned premium to derive a reserve level for each line of business. In connection with the determination of these reserves, other specific factors such as recent weather-related losses, trends in historical reported and paid losses, and litigation and judicial trends regarding liability will also be considered. Therefore, the expected loss ratio method, among other methods, is used to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with the possibility of variability from the initial estimate of ultimate losses.

The Company maintains IBNR reserves to provide for claims that have been incurred but have not been reported and subsequent development on reported claims. The IBNR reserve is determined by estimating the Company’s ultimate net liability for both reported and unreported claims and then subtracting the case reserves and payments made to date for reported claims.

For all accident years, the following estimation and analysis methods are principally used by the Company’s actuaries to estimate the ultimate cost of losses and LAE. These estimation and analysis methods are typically referred to as conventional actuarial methods.

•	Reported Development Method

•	Paid Development Method

•	Expected Loss Method

•	Reported Bornhuetter-Ferguson (B-F) Method

•	Paid Bornhuetter-Ferguson Method

Selected reserves are based on a review of the indications from these methods as well as other considerations such as emergence since the most recent evaluation and number of open claims for a given accident period. There have been no significant changes in the actuarial methods and assumptions used during the years ended December 31, 2024 and 2023, from those previously employed.

Currently, the estimated ultimate liability is calculated using the principles and procedures described above, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, ultimate losses and LAE may exceed the established loss and LAE reserves and have a material, adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The Company’s reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine the net loss reserves. However, it is believed that a reasonably likely increase or decrease in the severity of claims could impact our net loss reserves.

Activity related to the loss and LAE reserves are summarized as follows:

	2024	2023
Balances at January 1	$249,567	$323,329
Less reinsurance recoverables	105,092	262,217

Net balances at January 1	144,475	61,112

Incurred related to:
Current year	362,261	197,439
Prior years	(22,969)	(4,173)

Total incurred	$339,292	$193,266

Paid related to:
Current year	168,989	78,083
Prior years	60,342	31,820

Total paid	$229,331	$109,903

Net balances at December 31	254,436	144,475
Plus reinsurance recoverables	341,051	105,092

Balances at December 31	$595,487	$249,567

The establishment of loss and LAE reserves is an inherently uncertain process and changes in loss and LAE reserve estimates are expected as these estimates are subject to the outcome of future events. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are adjusted. During the year ended December 31, 2024, the Company recognized favorable development of losses related to prior years of approximately $22,968 primarily to reduce non-catastrophe reserves in response to lower than expected payments. During the year ended December 31, 2023, the Company recognized favorable development of losses related to prior years of approximately $4,173 primarily to reduce catastrophe reserves in response to lower than expected payments.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following is supplementary information about incurred and paid losses and LAE development as of December 31, 2024, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities plus expected development on reported claims included within the net incurred losses and LAE amounts. The information about incurred and paid losses and LAE development for the years ended December 31, 2023 and 2022 is presented as supplementary information and is unaudited. The information about incurred and paid losses and LAE development for the years ended December 31, 2020 to December 31, 2021, is presented for illustration purposes as the Company did not have any premiums or losses in those accident years.

	Incurred Loss and Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,					Total of IBNR Plus Expected Development On Reported Claims	Cumulative Number of Reported Claims (a)
Accident Year	2020	2021	2022	2023	2024
2020	—	—	—	—	—
2021		—	—	—	—
2022			133,488	127,236	133,538	9,622	19,158
2023				199,518	170,248	37,815	8,608
2024					362,261	148,320	23,581

				Total	$666,047

	Cumulative Paid Losses and Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,
Accident Year	2020	2021	2022	2023	2024
2020	—	—	—	—	—
2021		—	—	—	—
2022			72,376	104,197	122,295
2023				78,083	120,327
2024					168,989

				Total	$411,611

	All outstanding reseves before 2020, net of reinsurance				—

Reserve for loss and loss adjustment expenses, net of reinsurance					$254,437

(a) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

The following is supplementary and unaudited information about average historical claims duration as of December 31, 2024:

Average Annual Percentage Payout of Incurred Claims by Age Net of Reinsurance as of December 31, 2024
Accident Year	Year 1	Year 2	Year 3	Year 4	Year 5
Percentage	46.0%	29.5%	16.1%	—	—

10.	Income Taxes

The Company files a consolidated federal income tax return. The effective income tax rate for 2024 and 2023 differs from the statutory federal income tax rate primarily due to state income taxes and permanent items, including nondeductible expenses.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The provision for income taxes for the year ended December 31, 2024 and 2023 consisted of the following:

	2024	2023
Federal:
Current	$58,156	$31,459
Deferred	(4,240)	(8,226)

Total Federal:	$53,916	$23,233

State:
Current	15,811	8,739
Deferred	(877)	(1,702)

Total State:	$14,934	$7,037

Income tax expense	$68,850	$30,270

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2024	2023
Deferred tax assets:
Intangible amortization	$1,180	$690
Unearned premiums	28,244	19,432
Section 174 amortization	4,402	3,473
Right of use liability	2,297	1,830
Loss reserve discount	3,286	1,003
Stock based compensation	1,528	848
Interest rate swap	30	75
Bad Debt Reserve	35	—
Deferred Revenue	23	—

Total deferred tax assets	$41,025	$27,351

Deferred tax liabilities:
Deferred acquistion costs	(16,486)	(10,897)
Right of use asset	(2,126)	(1,658)
Depreciation expense	(3,027)	(1,504)
Net unrealized investment gains	(96)	(880)
Net accretion of discount on securities	(958)	(315)
Goodwill amortization	(167)	(167)
Prepaid expenses	(564)	(333)
Other	(230)	(128)

Total deferred tax liabilities	$(23,654)	$(15,882)

Net deferred tax asset	$17,371	$11,469

A valuation allowance must be established for deferred tax assets when it is more likely than not that the deferred tax assets will not be realized based on available evidence both positive and negative, including recent operating results, available tax planning strategies, and projected future taxable income. As of December 31, 2024 and

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

2023, management concluded, based on the evaluation of the positive and negative evidence, that it is more likely than not that the deferred tax assets will be realized and therefore no valuation allowance on the Company’s deferred tax assets is required.

A reconciliation of the income tax provision to that computed by applying the statutory federal income tax rate to income before provision for income taxes is as follows:

	2024	Effective Tax Rate	2023	Effective Tax Rate
Provision computed at statutory rate	$56,944	21.00%	$24,705	21.00%
Increase (decrease) resulting from:
State income taxes, net of federal benefit	11,613	4.28%	5,202	4.42%
Permanent items	241	0.09%	345	0.29%
Other	52	0.02%	18	0.02%

Income tax expense	$68,850	25.39%	$30,270	25.73%

The Company has no uncertain tax positions or unrecognized tax benefits that, if recognized, would impact the effective income tax rates for the year ended December 31, 2024 and 2023. The tax returns filed for the years ending December 31, 2023 and 2022 remain subject to examination by the Company’s major taxing jurisdictions.

The Company does not have any federal net operating loss carryforwards available as of December 31, 2024. The Company has zero state net operating loss carryforwards available as of December 31, 2024.

11.	Reinsurance

Certain premiums and losses are ceded to other insurance companies under various excess of loss reinsurance agreements. The ceded reinsurance agreements are intended to provide SIH with the ability to maintain its exposure to losses within its capital resources.

These reinsurance agreements do not relieve SIH from its primary obligation to policyholders, as it remains liable to its policyholders to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under reinsurance contracts. Therefore, SIH is subject to credit risk with respect to the obligations of its reinsurers, and any failure on the part of these reinsurers could have a material adverse effect on SIH’s business, financial condition and results of operations.

Effective June 1, 2024, the Company entered into a per risk excess of loss treaty retaining $0.7 million on each property risk and ceding the next $4.3 million of loss. The per risk excess of loss treaties cover 100% of all losses except those related to named storms. These treaties are effective until May 31, 2025.

Effective June 1, 2024, the Company entered into a facultative excess of loss reinsurance contract which provides $7 million of coverage in excess of $5 million for each loss, each risk. The reinsurer’s total liability is capped at $14 million.

Effective October 29, 2024, the Company entered into a per risk excess of loss treaty for its commercial residential property business retaining $1 million on each risk and ceding the next $9 million of loss. The per risk excess of loss treaties cover 100% of all losses except those related to named storms. These treaties are effective until November 1, 2025.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Effective October 29, 2024, the Company entered into a facultative excess of loss reinsurance contract for its commercial residential property business which provides $50 million of coverage in excess of $10 million for each loss, each risk. Like the per risk treaty, the facultative contract does not cover losses related to named storms.

Effective June 1, 2023, SIH entered into a per risk excess of loss treaty retaining $0.5 million on each property risk and ceding the next $2.5 million of loss. The per risk excess of loss treaties cover 100% of all losses except those related to named storms. These treaties are effective until May 31, 2024.

Effective June 1, 2022, SIH entered into a per risk excess of loss treaty retaining $0.4 million on each property risk and ceding the next $1.6 million of loss. The per risk excess of loss treaties cover 100% of all losses except those related to named storms. These treaties are effective until May 31, 2023.

Effective June 1, 2023, SIH entered into a facultative excess of loss reinsurance contract which provides $7 million of coverage in excess of $3 million for each loss, each risk. The reinsurer’s total liability is capped at $14 million.

Effective June 1, 2022, SIH entered into a facultative excess of loss reinsurance contract which provides $5.5 million of coverage in excess of $2 million for each loss, each risk. The reinsurer’s total liability is capped at $11 million.

To minimize SIH’s exposure to losses from catastrophes, primarily hurricanes, SIH has entered into a catastrophe excess of loss agreement, as well as the mandatory participation in the Florida Hurricane Catastrophe Fund (“FHCF”). For the 2022 hurricane season, the Company also obtained reinsurance from the Florida State Board of Administration’s Reinsurance to assist Policyholders (“RAP”) program which provide reinsurance for Florida admitted policies only.

For the treaty period June 1, 2024 through May 31, 2025, the primary homeowners’ catastrophe excess of loss reinsurance agreement has the following retention and limits:

	1st Event
	Coverage	In Excess of	Reinsurer Participation
1st Layer	$35 million	$35 million	80.00%
2nd Layer	$60 million	$70 million	95.33%
3rd Layer	$85 million	$130 million	100.00%
4th Layer	$170 million	$215 million	100.00%
5th Layer	$85 million	$385 million	100.00%
6th Layer	$35 million	$470 million	100.00%
Purple Re 2023-1 Cat Bond	$100 million	$505 million	100.00%
Purple Re 2023-2 Cat Bond	$100 million	$505 million	100.00%
Purple Re 2024-1 Cat Bond	$300 million	$505 million	70.00%
7th Layer	$150 million	$505 million	30.00%
8th Layer	$150 million	$505 million	30.00%
9th Layer	$115 million	$505 million	93.31%
10th Layer	$28 million	$505 million	100.00%

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The catastrophic excess of loss agreement has a corridor through it, whereby the FHCF picks up 90% of losses and the catastrophe layers pick up the remaining 10%. The mandatory FHCF layer is 90% of $791.8 million, excess of $379.4 million. Premium for this coverage is $60,088. The ultimate net loss for each of the above layers will include any recoveries from the FHCF or so deemed. The FHCF provides catastrophe coverage for named hurricanes up to a maximum limit of 90% of the amount of ultimate losses in the layer, as determined by a premium formula. The Company’s maximum projected payout from the FHCF is $712.6 million, with a retention of $379.4 million.

For the treaty period June 1, 2023 through May 31, 2024, the primary homeowners’ catastrophe excess of loss reinsurance agreement has the following retention and limits:

	1st Event
	Coverage	In Excess of	Reinsurer Participation
1st Layer	$20 million	$20 million	69.50%
2nd Layer	$30 million	$40 million	100.00%
3rd Layer	$50 million	$70 million	100.00%
4th Layer	$80 million	$120 million	100.00%
5th Layer	$65 million	$200 million	100.00%
6th Layer	$50 million	$265 million	100.00%
Purple Re 2023-1 Cat Bond	$100 million	$315 million	100.00%
8th Layer	$50 million	$415 million	100.00%
Purple Re 2023-2 Cat Bond	$100 million	$515 million	100.00%

The catastrophic excess of loss agreement has a corridor through it, whereby the FHCF picks up 90% of losses and the catastrophe layers pick up the remaining 10%. The mandatory FHCF layer is 90% of $409.7 million, excess of $199.3 million. Premium for this coverage is $32,818. The ultimate net loss for each of the above layers will include any recoveries from the FHCF or so deemed. The FHCF provides catastrophe coverage for named hurricanes up to a maximum limit of 90% of the amount of ultimate losses in the layer, as determined by a premium formula. The Company’s maximum projected payout from the FHCF is $368.8 million, with a retention of $199.3 million.

The effects of reinsurance on premiums written and earned are as follows:

	2024		2023
	Written	Earned	Written	Earned
Direct premiums	$1,333,864	$1,097,300	$874,726	$595,085
Ceded premiums	(368,467)	(304,861)	(203,780)	(153,673)

Net premiums	$965,397	$792,439	$670,946	$441,412

SIH ceded losses and loss adjustment expenses of $318,889 and $60,656 in 2024 and 2023, respectively. Based on all available information considered in the rating based method described in Note 1 — “Summary of Significant Accounting Policies,” the Company recognized a credit loss expense of $0 and $0 for the year ended December 31, 2024 and 2023 respectively.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

12.	Revolving Credit Facility

The Company has a secured revolving credit agreement (“Credit Agreement”) with Regions Bank that currently provides borrowing capacity of up to $10 million and expires on June 25, 2029. The Credit Agreement secured by the Company’s properties was executed June 25, 2024.

On June 25, 2024, the Company entered into an amended and restated credit agreement with Regions Bank for a $10.0 million revolving credit facility, a term loan in an aggregate principal amount of $40.0 million and one or more delayed draw term loans in an aggregate principal amount not to exceed $125.0 million (together, the “Credit Facility”). Under the terms of the Credit Facility, borrowings bear interest at an annual rate equal to the three month Secured Overnight Financing Rate (“SOFR”) based on the consolidated leverage ratio as defined in the agreement. The interest payment is due quarterly in arrears on the last business day of each quarter. The Credit Facility contains affirmative and negative covenants as well as customary events of default. In addition, the Company must comply with certain financial and non-financial covenants and agree to pay a fee equal to the product of the unused line fee rate and the average of the daily unused available credit balances of the revolving credit facility. The unused line fee rate is 0.5%. The Credit Facility matures on June 25, 2029.

At December 31, 2024, the Company had no borrowings outstanding under the revolving credit facility. At December 31, 2024, the Company was in compliance with all required covenants and had available borrowing capacity of $10 million.

At December 31, 2024, the Company had no borrowings outstanding under the delayed draw term loan credit facility. At December 31, 2024, the Company was in compliance with all required covenants and had available borrowing capacity of $125 million.

13.	Long-Term Debt

On March 31, 2022, in conjunction with the acquisition of SJIG Target LLC, the Company entered into a $15 million 10-year commercial loan agreement with a commercial bank. The loan is fully collateralized by assets of the Company. The Company repaid the loan in full on May 3, 2023.

On March 31, 2022, in connection with the acquisition of SJIG Target LLC, the Company issued $10 million of 5-year promissory notes at 0% interest with the former owners of SJIG Target LLC.

On May 10, 2022, as part of the Clegg acquisition, the Company issued $1.5 million of long-term debt. The loan is for a term of 10 years at 4% interest. The Company repaid the loan in full on March 7, 2023.

On May 3, 2023, the Company entered into a $30 million 3-year commercial loan agreement with a commercial bank. The loan is fully collateralized by assets of the Company. The Company may make voluntary prepayments of principal at any time, in whole or in part. Under the terms of the Credit Agreement, borrowings bear interest at an annual rate equal to the one or three month Secured Overnight Financing Rate (“SOFR”) plus a margin based on the debt-to-capital ratio. The interest payment is due quarterly in arrears on last business day of each quarter. The Credit Agreement contains affirmative and negative covenants as well as customary events of default. In addition, the Company must comply with certain financial and non-financial covenants. The Company repaid this loan in full in June 2024 when the Company issued new debt.

On May 3, 2023, in connection with the issuance of the credit facility, the Company incurred loan costs of $847. The Company amortizes these costs over the life of the facility using the straight-line method. Amortization of deferred loan costs is included in Interest expense in the Consolidated Statements of Operations.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

In June 2023, to mitigate cash flow effects of the $30 million commercial loan discussed above, the Company entered into an interest rate swap contract (the “Swap Contract”) with Regions Bank, as swap counterparty for an original notional amount of $30 million in loan principal that covers the period from June 30, 2023 through March 31, 2026. Under the Swap Transaction, the Company pays interest at a fixed rate of 4.46% and the swap counterparty pays interest on the notional principal portion for any portion of the floating interest rate that is greater than those rates. As of December 31, 2024 and 2023, the Swap Contract had a fair value of ($117) and ($296) and is recorded as a liability in the accompanying Consolidated Balance Sheets. The mark-to-market loss of $179 and $296 is recorded in the accompanying Consolidated Statements of Operations for the year ended December 31, 2024 and 2023, as a component of Interest expense in the Consolidated Statements of Operations. For the years ended December 31, 2024 and 2023, interest expense was $3,754 and $2,401, including $1,042 and $187 of amortization of deferred loan costs, respectively.

On June 25, 2024, the Company entered into a $40 million 5-year commercial loan agreement with a commercial bank. The loan is fully collateralized by assets of the Company. The Company may make voluntary prepayments of principal at any time, in whole or in part. Under the terms of the Credit Agreement, borrowings bear interest at an annual rate equal to the one or three month Secured Overnight Financing Rate (“SOFR”) plus a margin based on the debt-to-capital ratio. The interest payment is due quarterly in arrears on the last business day of each quarter. The Credit Agreement contains affirmative and negative covenants as well as customary events of default. In addition, the Company must comply with certain financial and non-financial covenants. At December 31, 2024, the Company was in compliance with all covenants.

On June 25, 2024, in connection with the issuance of the credit facility, the Company incurred loan costs and debt discount of $3,692. The Company amortizes these costs over the life of the facility using the interest method. Amortization of deferred loan costs is included in Interest expense in the Consolidated Statements of Operations. In connection with the issuance of the credit facility, the Company refinanced the credit facility that was issued on May 3, 2023, including the remaining term loan balance of $27,750 that was repaid in full. The Company recognized an extinguishment loss within interest expense on the statement of operations of the remaining deferred loan costs associated with the refinanced credit facility totaling $589 in June 2024.

	Issue Date	Interest Rate	Original Principal	Outstanding Principal at December 31, 2024	Outstanding Principal at December 31, 2023
Promissory Notes	3/31/2022	0.00%	$10,000	$4,500	$6,500
Commercial Loan 3	5/3/2023	Variable	30,000	—	29,250
Less: Deferred loan costs				—	(659)
Commercial Loan 4	6/25/2024	Variable	40,000	38,000	—
Less: Deferred loan costs and debt discount				(3,310)	—

				$39,190	$35,091

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following summarizes future maturities of long-term debt principal as December 31, 2024:

	Promissory Notes	Commercial Term Loan	Total
2025	$2,000	$4,000	$6,000
2026	2,000	4,000	6,000
2027	500	4,000	4,500
2028	—	4,000	4,000
2029	—	4,000	4,000
Thereafter	—	18,000	18,000

	$4,500	$38,000	$42,500

14.	Affiliate Transactions

The Company had no transactions with affiliates in the years ended December 31, 2024 and 2023.

15.	Property and Equipment

Property and equipment are summarized as follows:

	2024	2023
EDP equipment and software	$16,449	$6,361

Less accumulated depreciation and amortization	2,871	424

Property and equipment, net	$13,578	$5,937

Depreciation expense was $2,447 and $424 for the year ended December 31, 2024, and 2023, respectively. These assets relate to the development and configuration of the Company’s policy and claims administration platforms placed in service in August 2024 and June 2024, respectively, and a policy administration platform placed in service in September 2023.

In September of 2023, the Company began amortizing the software development costs that had been capitalized over a five-year period. The company performed an evaluation of all software development to date and recorded an impairment for software that had been previously capitalized during development but will not be deployed in production. The company recorded an impairment of $7,583, as part of General and administrative expense in the Consolidated Statement of Operations for costs previously capitalized in 2023 and 2022.

16.	Leases

The Company has entered into operating leases primarily for real estate. The Company will determine whether an arrangement is a lease at inception of the agreement. The operating leases have terms of one to eight years, and often include one or more options to renew. These renewal terms can extend the lease term from two to ten years and are included in the lease term when it is reasonably certain that the Company will exercise the option. The Company considers these options in determining the lease term used in establishing our right-of-use assets and lease obligations. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Because the rate implicit in each operating lease is not readily determinable, the Company uses its incremental borrowing rate to determine present value of the lease payments.

The components of lease costs were as follows for the respective years:

	2024	2023
Operating lease cost, include in General and Administrative expenses on the Consolidated Statements of Operations	$1,766	$1,179

Right-of-use lease asset and Lease liability was as follows:

Right of use asset	8,390	6,541
Lease liability	9,063	7,219

Supplemental cash flow information related to our operating leases as follows:

Right of use asset	1,849	1,117
Lease liability	1,844	(777)

Weighted-average lease term and discount rate for our operating lease was as follows:

Weighted-average remaining lease term Operating lease	5.33 years	6.33 years

Weighted-average discount rate
Operating lease	5.08%	3.85%

Future lease payments for the operating lease were as follows as of December 31, 2024:

2025	$1,830
2026	1,881
2027	1,933
2028	1,986
2029	2,041
Thereafter	690

Total lease payments	10,361
Less: imputed interest	1,298

Present value of lease liability	$9,063

17.	Regulatory Matters

The Company has no restrictions on the payment of dividends to its shareholders except those restrictions imposed by the General Corporation Law of the State of Delaware and those restrictions imposed by insurance statutes and regulations applicable to the Company’s insurance subsidiaries.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

SIC can only pay dividends to SIH out of its available and accumulated surplus funds, which are derived from realized net operating profits on its business and net unrealized capital gains. Dividend payments without prior written approval of the FLOIR shall not exceed the greater of:

•	The lesser of ten percent of surplus or net income, not including realized capital gains, plus a two-year carryforward;

•	Ten percent of surplus, with dividends payable constrained to unassigned funds, minus 25% of unrealized capital gains;

•	The lesser of 10% of surplus or net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains; or

In lieu of the above computations, the maximum dividend allowed by the SIC may be up to the greater of 10% of surplus derived from realized net operating profits and realized capital gains or net operating profits and net realized capital gains from the immediately preceding calendar year, limited to 115% of minimum required surplus after dividends. The maximum dividend allowable by the Company pursuant to this provision is $20,797.

No dividends were paid by SIC in 2024 and 2023. Florida Statute Section 624.408 requires SIC to maintain a minimum level of surplus of not less than the greater of 10% of the Company’s total liabilities, or $15,000. Based on this requirement, SIC was required to maintain capital and surplus of $70,837 and $51,111 as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, SIC’s statutory-basis surplus totaled $207,967 and $127,375, meeting the minimum surplus requirements.

SIC is required to comply with the NAIC risk-based capital (“RBC”) requirements. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. At December 31, 2024 and 2023 SIC’s total adjusted capital exceeded the RBC company-action level.

U.S. GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory-basis). These entities’ statutory-basis financial statements are presented on the basis of accounting practices prescribed or permitted by the FLOIR. The FLOIR has adopted the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures Manual as the basis of its statutory accounting practices. Statutory-basis surplus differs from shareholders’ equity reported in accordance with U.S. GAAP primarily because policy acquisition costs are expensed when incurred, and different timing of recognizing the brokerage income for reinsurance recoverables. In addition, the recognition of deferred tax assets is based on different recoverability assumptions and material differences may also arise from the differing treatment of non-admitted assets and unrealized gains and losses from investments.

18.	Commitments and Contingencies

Various lawsuits against the Company have arisen in the course of the Company’s business. Management does not consider contingent liabilities arising from litigation and other matters material in relation to the financial position of the Company.

19.	Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations Of Credit Risk

The Company is exposed to credit-related losses in the event that a bond issuer may default on its obligation. The Company mitigates its exposure to these credit-related losses by maintaining bonds with high credit ratings.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The Company also is exposed to credit-related losses in the event that a reinsurer is unable to honor its liabilities to the Company. The Company mitigates its exposure to losses from insolvent reinsurers by continuously monitoring the credit ratings of all of the Company’s reinsurers.

The Company is generally exposed to credit risk of cash deposits in excess of federally insured limits of $250. The Company mitigates its exposure to losses from these cash deposits by monitoring the financial stability of the financial institutions involved.

20.	Retirement Plan

The Company’s full-time employees are eligible to participate in the Company’s 401(k) plan. Management of the Company can elect to make discretionary contributions. The Company made discretionary contributions for the benefit of the Company’s employees of $653 and $476 for the years ended December 31, 2024, and 2023, respectively.

21.	Guaranty Fund and Other Assessments

SIC is subject to guaranty fund and other assessments in both Florida and in South Carolina, states in which the SIC underwrites policies. Guaranty fund assessments should be accrued when (i) an assessment has been imposed or information available prior to issuance of the statutory-basis financial statements indicates that it is probable that an assessment will be imposed; (ii) the event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the consolidated financial statements; and (iii) the amount of the assessment can be reasonably estimated at the time of the event triggering the accrual.

SIC is subject to assessments by guaranty funds in the states in which it conducts business, a residual market pool, and a state catastrophe reinsurance pool. The activities of these funds and pools include collecting funds from solvent insurance companies to cover losses resulting from the insolvency or rehabilitation of other insurance companies, or deficits generated by Citizens Property Insurance Corporation, and the FHCF. SIC is allowed to recover these assessments through premiums collected from policyholders. As of December 31, 2024, and 2023, SIC had payables relating to these assessments totaling $2,148 and $2,645, respectively. The payable is included within other liabilities on the balance sheet.

22.	Shareholders’ Equity

The Company is authorized to issue one class of common stock (par value of $0.01 per share) to its shareholders. The Company had 40,000,000 shares of common stock authorized at December 31, 2024 and 2023 of which 10,222,576 and 10,222,576 shares were issued and outstanding at December 31, 2024 and 2023, respectively.

The Company is authorized to issue one class of preferred stock (par value of $0.01 per share) to its shareholders. The Company had 20,000,000 shares of preferred stock authorized at December 31, 2024 and 2023 of which 9,340,750 and 9,242,416 shares were issued and outstanding at December 31, 2024 and 2023, respectively. All preferred shares have a liquidation preference equal to $13.64 per share and are convertible to common shares at the election of the holder on a one for one basis. The conversion price is decreased if the Company issues shares of its common stock at less than $13.64 per share. At December 31, 2024, the conversion price remained $13.64 per share. The preferred stock is automatically converted to common stock of the Company if either (1) there is an initial public offering of the Company’s common shares resulting in a listing of such shares on a national stock exchange, or (2) holders of at least a majority of the outstanding shares of preferred stock vote to require all

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

preferred stock holders to convert their shares held to common shares of the Company. The preferred stock has no required redemption or expiration. Preferred shareholders have voting rights on an if-converted basis to common shares of the Company. Dividends cannot be declared for other stock classes (such as the Company’s common shares) unless the preferred shareholders also receive an equivalent dividend per share. There otherwise are no dividends or distribution requirement for the preferred stock.

The Company has issued 120,334 preferred stock warrants with a strike price of $0.01. The warrants were all exercised within 2024.

No distributions or dividends were declared or paid during the period ended December 31, 2024, or 2023.

23.	Stock-based Compensation

On December 31, 2024 and 2023, the Company has one share-based compensation plan, the 2021 Equity Compensation Plan (“The Stock Plan”): The compensation cost that has been charged against income for those plans was $2,882 and $2,283 for 2024 and 2023, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $680 and $528 for 2023 and 2022, respectively.

The Company’s 2021 Equity Compensation plan permits the awarding of common stock share options to its employees and strategic advisors for up to 3,088,235 shares. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest based on 3–5-year vesting schedules. The fair value of each option award is estimated on the grant date using a Black-Scholes model. The compensation expense for the shares is recognized over the requisite service period for the employee.

The following table provides assumptions used in the Black-Scholes option-pricing model to estimate the calculated value of the stock options granted during the years ended December 31, 2023. There were no options granted during the year ended December 31, 2024:

2023
Weighted-average risk-free interest rate	3.91%
Expected term of options in years	6.22
Weighted-average volatility	64.72%
Weighted-average grant date fair value per share	$4.71

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

A summary of option activity under the employee share option plan as of December 31, 2024 and 2023, respectively, and changes during the year then ended is presented below:

Options	(shares in thousands) Shares	Weighted- Average Exercise Price	Weighted- Average remaining contractual term	Aggregate Intrinsic Value
Outstanding at January 1, 2024	2,800	$4.73
Granted	—
Exercised	—
Forfeited or expired	104	6.99

Outstanding at December 31, 2024	2,696	$4.64	7.70	$145,262

Vested or expected to vest at December 31, 2024	1,920	$4.18	7.60	$103,456

Exercisable at December 31, 2024	1,920	$2.99	7.60	$103,456

Options	(shares in thousands) Shares	Weighted- Average Exercise Price	Weighted- Average remaining contractual term	Aggregate Intrinsic Value
Outstanding at January 1, 2023	1,530	$3.58
Granted	1,350	7.59
Exercised	2	4.32
Forfeited or expired	78	3.63

Outstanding at December 31, 2023	2,800	$4.73	8.71	$77,905

Vested or expected to vest at December 31, 2023	1,219	$3.38	8.39	$35,559

Exercisable at December 31, 2023	869	$2.11	8.02	$26,444

A summary of the status of the Company’s nonvested shares as of December 31, 2024 and 2023, and changes during the year ended December 31, 2024, is presented below:

Nonvested Shares	(shares in thousands) Shares	Weighted- Average Grant-Date
Nonvested at January 1, 2023	1,329	2.31
Granted	1,350	4.71
Vested	670	2.92
Forfeited or expired	78	3.39

Nonvested at December 31, 2024	1,931	4.12

Granted	—	—
Vested	1,069	5.92
Forfeited or expired	86	4.05

Nonvested at December 31, 2024	776	4.04

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

As of December 31, 2024 and 2023, there was $1,956 and $7,951 of total unrecognized compensation cost related to nonvested share-based compensation arrangement granted under the employee share option plan, respectively. The total value of shares vested during the year ended December 31, 2024 and 2023 was $4,465 and $1,984, respectively.

Included in the tables above are 800,000 shares of performance-based option shares and 400,000 shares of performance-based option shares issued by the Company during 2023 and 2021, respectively. These shares vest based upon performance conditions including the date the board approves that the Company has achieved specific revenue and EBITDA targets. During the years ended 2024 and 2023, 950,000 and 350,000 shares vested or expected to vest from the performance-based shares based on performance conditions, respectively. The total fair value of the performance shares vested or expected to vest during 2024 and 2023 were $3,673 and $1,519, respectively. As of December 31, 2024 and 2023, 250,000 and 600,000 of the performance-based options were unvested and had not yet had performance conditions met, with a total value of $1,067 and $2,425, respectively. The Company has recorded compensation expense, included in General and administrative expense in the Consolidated Statements of Operations and Additional paid-in capital in the Consolidated Balance Sheets, several of the revenue and EBITDA performance conditions as vested for the year ended December 31, 2024 and 2023. The Company believes that it is probable this amount will be paid out, based upon Company performance.

Restricted Stock Awards

From time to time, the Company has granted and may grant restricted stock awards to certain executive officers, other employees and nonemployee directors in connection with their service to the Company. The terms of the Company’s outstanding restricted stock grant include service conditions. The determination of fair value with respect to the awards containing only service-based conditions is based on the option pricing method of determining the fair value of the Company’s stock on the grant date. Information with respect to the activity of unvested restricted stock awards during the years ended December 31, 2024, and 2023 is as follows:

Nonvested Shares	(shares in thousands) Shares	Weighted- Average Grant-Date
Nonvested at January 1, 2023	—	—
Granted	—	—
Vested	—	—
Forfeited or expired	—	—

Nonvested at December 31, 2023	—	—

Granted	387	58.52
Vested	—	—
Forfeited or expired	—	—

Nonvested at December 31, 2024	387	58.52

The Company recognized compensation expense related to restricted stock, which is included in general and administrative personnel expenses, of $431 and $0 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, there was approximately $22,204 and $0, respectively, of total unrecognized compensation expense related to nonvested restricted stock arrangements. The Company expects to recognize the remaining compensation expense over a weighted-average period of 2 years.

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following table summarizes information about deferred tax benefits recognized and tax benefits realized related to Stock-Based compensation for the year ended December 31, 2024 and 2023.

	2024	2023
Deferred tax benefits recognized	$680	$528
Tax benefits realized for vested stock	1,628	511
Fair value of vested stock	112,349	39,673

24.	Variable Interest Entities

The Company entered into a reinsurance captive arrangement with White Rock Insurance (SAC) Ltd. acting in respect of “Separate Account T104 – Slide,” a VIE in the normal course of business and consolidated the VIE since the Company is the primary beneficiary. See “Note 1 (Nature of Business and Significant Accounting Policies — Consolidation Policy)” for more information about the methodology and significant inputs used to consider to consolidate a VIE.

The excess of loss reinsurance captive arrangement entered into in the prior year, which was effective June 1, 2022 through May 31, 2023, was subject to a loss of $40,028 on September 28, 2022 triggered when Hurricane Ian made landfall on the Gulf Coast of Florida. SIC received amounts due under this policy of $22,500 in October of 2022 and $17,528 in February of 2023. Effective June 1, 2023, this captive reinsurance policy was renewed.

The quota share reinsurance captive arrangement entered into in the prior year, which was effective June 1, 2022 through May 31, 2023, was commuted in July 2023 whereby the Insurance Entities and SIH received funds previously held in trust by the VIE as agreed to under the commutation.

In 2023, SIC entered into reinsurance transactions whereby the VIE provided quota share and catastrophe reinsurance protection to the Insurance Entities for the period of June 1, 2023 through May 31, 2024.

In 2024, SIC entered into reinsurance transactions whereby the VIE provided quota share and catastrophe reinsurance protection to the Insurance Entities for the period of June 1, 2024 through May 31, 2025.

The excess of loss reinsurance captive arrangement entered into, which was effective June 1, 2024 through May 31, 2025, was subject to a loss of $62,588 in 2024 triggered when Hurricanes Debby, Helene and Milton made landfall in Florida and South Carolina. SIC received amounts due under this policy of $53,304 in 2024.

The following table presents, on a consolidated basis, the balance sheet classification and exposure of restricted cash held in a reinsurance trust account, which can be used only to settle specific reinsurance obligations of the VIE as of the dates presented.

	December 31,
	2024	2023
Restricted cash and cash equivalents	$295,802	$107,200

25.	Subsequent Events

The Company performed an evaluation of subsequent events through March 7, 2025, the date the consolidated financial statements were issued, and determined there were no recognized or unrecognized subsequent events,

Slide Insurance Holdings, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

other than those listed below, that would require an adjustment or additional disclosure in the consolidated financial statements as of December 31, 2024.

On January 21, 2025, the Company assumed approximately 62 commercial residential policies from Citizens Property Insurance Company through its depopulation program. The policies maintained their original expiration date and totaled approximately $10.2 million of assumed premium written.

On February 18, 2025, the Company assumed approximately 8,059 personal residential policies from Citizens Property Insurance Company through its depopulation program. The policies maintained their original expiration date and totaled approximately $25.6 million of assumed premium written.

On February 6, 2025, the Company closed on the acquisition of Pawtucket Insurance Company from Heritage Insurance Holdings. Pawtucket Insurance Company is a shell company with no active policies.

24,000,000 Shares

Common Stock

Slide Insurance Holdings, Inc.

PROSPECTUS

June 17, 2025

Barclays		Morgan Stanley

Citizens Capital Markets	Keefe, Bruyette & Woods	Piper Sandler
A Stifel Company